Exhibit 99.1

Preliminary and Subject to Completion, dated November 24, 2020

        , 2020

Dear AIMCO Properties, L.P. Unitholder and Future Aimco OP L.P. Unitholder,

The general partner of AIMCO Properties, L.P. (which is expected to be renamed Apartment Income, L.P. after a customary transitional period, “AIR OP”) has announced a plan to create Aimco OP L.P. (“New OP”) by separating assets representing approximately 10% of the total estimated value (“gross asset value” or “GAV”), as of March 31, 2020, of Apartment Investment and Management Company (“Aimco”). The separation will result in two, focused and independent companies:

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“New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions. Aimco’s shares will continue to be traded on the NYSE under the ticker symbol “AIV.”

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Apartment Income REIT Corp. (“AIR”), which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares, which are expected to be traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “AIRC.”

The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater equityholder value as two companies than as one. Importantly, the separation will provide each equityholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR and AIR OP; or redevelopment, development, and transactions through an investment in Aimco and New OP.

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and, most importantly, regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and Net Asset Value, or “NAV” (as defined in the enclosed information statement), per share, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase Funds From Operations (“FFO”) and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco properties by structuring the separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

About “new” Apartment Investment and Management Company and Aimco OP L.P.

The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii)

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capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities.

Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of 11 stabilized multifamily properties, primarily located in the Boston and San Diego areas, as well as: (i) Aimco’s loan to, and equity option in, the partnership owning Parkmerced Apartments located in southwest San Francisco, California; (ii) Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and (iii) the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets (each as defined below)). Aimco and New OP are also expected to own a separate portfolio of 16 assets (the “Separate Portfolio Assets”) with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

Aimco will employ approximately 50 of Aimco’s existing employees. It is expected to be governed by an independent board of directors, including six new, independent directors, and two independent directors from the AIR board: Bob Miller, who will be elected Chairman of the Aimco board of directors, and Mike Stein. I, too, will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Senior management will include Lynn Stanfield as Chief Financial Officer and Jennifer Johnson as General Counsel and Chief Administrative Officer.

To provide sufficient time for the Aimco board of directors and the senior management team to establish and execute the “new” Aimco business plan of long-cycle redevelopment and development, and because individual projects most often require three to five years from inception to completion, the Aimco board of directors unanimously determined to opt into the Maryland Unsolicited Takeover Act (“MUTA”) effective as of the separation and to classify the new Aimco board of directors so that only one-third of the directors stand for election at each annual meeting until Aimco’s 2024 annual meeting, at which time all directors will stand for election annually.

The Aimco board of directors believes that the separation and associated transactions will provide a number of benefits to Aimco, AIR, New OP, AIR OP, and their respective equityholders. We believe that expected benefits to Aimco, New OP, and their respective equityholders include:

•	Opportunity: A pipeline of redevelopment and development opportunities including those sourced by Aimco, those in collaboration with IQHQ, and those leased from AIR;

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Investment Flexibility: A broader menu of investment choices, now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage and that may result in higher investment returns; and

•	Independence: “New” Aimco, with a board of directors and management team independent from AIR, will be incentivized to make decisions that are in the best interests of Aimco.

About Apartment Income REIT Corp. and AIMCO Properties, L.P.

The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion.

The AIR and AIR OP portfolio is expected to include 98 apartment communities, which had 26,599 apartment homes as of September 30, 2020, diversified by both geography and price point. The AIR and AIR OP portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles. AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV of $7.8 billion, in each case, as of March 31, 2020.

AIR and New OP do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the separation, four AIR properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California (collectively, the “Initial Leased Properties”). These properties will be leased to Aimco and, under each such lease, the terms thereof will be on an arm’s-length basis, including the initial term and extensions and the initial annual rent, which will be based on the then-current fair market value of the leased property and market NOI cap rates, subject to certain adjustments and periodic escalation as set forth in such lease. Further, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups.

AIR will retain substantially all of Aimco’s existing employees, including its property management team. Tom Keltner will be elected Chairman of the AIR board of directors. I will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer, working with an experienced executive team wholly dedicated to AIR, including Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer.

The separation will increase the tax basis of AIR’s properties based on the value of the shares of AIR common stock when distributed to stockholders. This is expected to enhance AIR’s ability to allocate capital by reducing tax friction. It is also expected to reduce the need for taxable stock dividends.

AIR’s governance will be improved by the separation of the roles of Chairman of the board of directors and Chief Executive Officer, and by withdrawal from MUTA. To enable AIR’s management team to prioritize operations during a turbulent economy and to execute a smooth transition to a pure-play business model, the Aimco board of directors decided unanimously to classify the AIR board of directors for two years. Class I will serve until the 2021 annual meeting of stockholders, and all classes will stand for annual election at the 2022 annual meeting and thereafter. By having opted out of MUTA, AIR will not be able to reclassify its board without stockholder approval.

The Aimco board of directors believes that the separation and associated transactions will provide a number of benefits to Aimco, AIR, New OP, AIR OP and their respective equityholders. We believe that expected benefits to AIR, AIR OP, and their respective equityholders include:

•	Simplicity: A simplified business focused solely on the ownership and active management of stabilized apartment communities;

•	Transparency: A business that is more readily understood and valued by investors;

•	Predictability: A business that is more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development;

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Lower Leverage: A strong balance sheet with leverage, net of cash and loans receivable, and a weighted average interest expense, net of interest income, at or below peer averages, and with AIR expected to issue corporate level debt when its cost is lower than that of non-recourse property debt;

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Higher Operating Income: FFO is expected to be increased by (i) the elimination of earnings dilution from properties with reduced or no earnings during their development, redevelopment, or lease-up, and (ii) lower overhead costs (expected to be approximately 15 bps of GAV) due primarily to the elimination of overhead costs related to redevelopment and development activities;

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Growth: AIR expects to grow through (i) the continuous enhancement of its operating properties; and (ii) the acquisition of stabilized apartment communities when AIR has a favorable cost of capital, including the use of units in its operating partnership as an acquisition currency;

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Refreshed Tax Basis: A refreshed tax basis reduces the tax costs of future property sales and so enhances portfolio management, makes cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors, and reduces the need for taxable stock dividends;

•	Higher Dividends: Higher FFO supports higher dividends, while FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development, supports a higher payout ratio; and

•	Independence: AIR, with a board of directors and management team independent from Aimco, will be incentivized to make decisions that are in the best interests of AIR.

Separation of AIR and “New” Aimco

AIR and Aimco will provide for clear separation between the two businesses, after a defined transition period, by providing that: (i) the shared services agreements will be subject to cancellation by either party upon reasonable notice; (ii) the purchase money notes between AIR and Aimco, with a three-year maturity, is expected to be the sole financial obligation expected between AIR and Aimco (except for customary indemnifications and leases for the purposes of redevelopment and development of AIR properties); and (iii) AIR’s commitment to lease certain properties to Aimco, and Aimco’s commitment to lease such leased properties from AIR (with the right to cause their development, redevelopment and/or lease-up), will be limited to four specific properties for which the interruption of the redevelopment and development process would be inefficient, costly, and wasteful to stockholder value and where construction has begun or is expected to begin before June 30, 2022.

Reasons for the Timing of the Separation

The Aimco board of directors carefully considered the timing of the separation. In particular, the board considered the following concerns of Aimco stockholders:

•	Lower Leverage: we expect a reduction of approximately $1 billion in leverage as a result of the separation;

•	Increased FFO and cash dividends: we expect a significant reduction in costs and an increase in FFO and cash dividends as a result of the separation; and

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Increased flexibility: we expect that the separation will provide stockholders with the flexibility to make individual decisions regarding capital allocation between the business of ownership of stabilized apartment communities, and the business of redevelopment, development, and transactions.

After the completion of the distribution of New OP Units (as defined below), current AIR OP equityholders will own the same properties before and after the separation, only in two simpler, more focused, and less levered entities.

Finally, the Aimco board of directors considered the priority of providing certainty and time for management to address the challenges of managing the business during a turbulent economy, and a time of government intervention in the setting and collection of rents, universities operating virtually and businesses whose employees work from home, and business sectors that remain severely stressed.

Mechanics of the Separation

The separation will be completed, first, through a pro rata distribution of all of the outstanding common partnership units in New OP (“New OP Units”) to holders of AIR OP common limited partnership units and AIR OP Class I High Performance partnership units (collectively, “AIR OP Common Units”) of record as of the close of business on                 , 2020, the record date for the separation and, second, through a pro rata distribution of all of the outstanding shares of AIR common stock to Aimco stockholders of record as of the close of business on the record date. Each holder of AIR OP Common Units will receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date. The number of AIR OP Common Units you own will not change as a result of the distribution of New OP Units.

Immediately following the transactions, it is expected that approximately 95% of the New OP Units will be held by Aimco, directly or through its subsidiaries and approximately 95% of the AIR OP Common Units will be held by AIR, directly or through its subsidiaries. If you hold AIR OP Common Units as of the close of business on the record date for the distribution of New OP Units, upon completion of the distribution, you will hold your AIR OP Common Units and you also will hold New OP Units.

As more specifically described in the enclosed information statement, if you hold AIR OP Common Units on the record date, you will receive New OP Units in the distribution. You will generally not recognize taxable gain in connection with the distribution unless gain is triggered as a result of contributions of appreciated property you made to AIR OP within seven years of the separation. In general, unless you have made a contribution of appreciated property to AIR OP within seven years of the distribution, you will have a basis in the New OP Units you receive equal to the lesser of (i) the tax basis that AIR OP has in such units immediately prior to the separation and (ii) the tax basis you had in your AIR OP Common Units immediately prior to the separation. The tax basis you will have in your AIR OP Common Units following the separation will generally equal the tax basis you had in such units immediately prior to the separation reduced by the tax basis attributable to the New OP Units you receive in the distribution. Although there will be little or no taxable income associated with the distribution of New OP Units, substantial taxable income is expected from certain property sales (including the taxable transfers of units in the partnership that directly or indirectly holds the Separate Portfolio Assets), most of which have already closed or are under contract to close.

No vote of the holders of AIR OP limited partnership units is required or being sought in connection with the separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. You do not need to make any payment, surrender or exchange your AIR OP Common Units, or take any other action to receive your New OP Units.

The enclosed information statement, which is being made available to all holders of AIR OP Common Units, describes the transactions in detail and contains important information about Aimco and New OP and their business after the completion of the separation. We urge you to read the information statement in its entirety.

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On behalf of my colleagues, I thank you for your investment in AIR OP. We look forward to serving you as you become an equityholder of New OP.

Sincerely,

Terry Considine Chairman of the Board and Chief Executive Officer of Aimco-GP, Inc., AIMCO Properties, L.P.’s General Partner

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2020

INFORMATION STATEMENT

AIMCO OP L.P.

Common Limited Partnership Units

This information statement is being furnished in connection with (i) the pro rata distribution (the “New OP Separation”) by AIMCO Properties, L.P. (which is expected to be renamed Apartment Income, L.P. after a customary transitional period, “AIR OP”), the operating partnership of Apartment Investment and Management Company (“Aimco”), to the holders of AIR OP common limited partnership units (including Apartment Income REIT Corp., a Maryland corporation wholly owned by Aimco (formerly named Aimco-LP, Inc., “AIR”)), and the holders of AIR OP Class I High Performance partnership units (“AIR OP HP Units” and, collectively with the common limited partnership units, “AIR OP Common Units”), of all of the common limited partnership units of Aimco OP L.P. (“New OP Units”), a new Delaware limited partnership owned by AIR OP and formed to hold the businesses and portfolio of assets described below (formerly named Durango OP, LP, “New OP”), and (ii) the pro rata distribution (the “AIR Separation” and collectively with the New OP Separation and the related transactions, the “Separation”) by Aimco to its stockholders of all of the outstanding shares of Class A common stock of AIR (“AIR Common Stock”).

If you hold AIR OP Common Units as of the close of business on the record date, upon completion of the Separation, you will hold AIR OP Common Units and New OP Units. In addition, current AIR OP equityholders will own the same properties before and after the Separation, only in two simpler, more focused, and less levered entities.

The separation of assets representing approximately 10% of the total estimated value (“gross asset value” or “GAV”), as of March 31, 2020, of Aimco, will result in two, focused and independent companies: (I) “New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions; and (II) AIR, which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares. The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater equityholder value as two companies than as one. The separation will provide each equityholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR and AIR OP; or redevelopment, development, and transactions through an investment in Aimco and New OP.

Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of 11 stabilized multifamily properties, primarily located in the Boston and San Diego areas, as well as: (i) Aimco’s loan to, and equity option in, the partnership owning Parkmerced Apartments located in southwest San Francisco, California (the “Parkmerced Loan”); (ii) Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and (iii) the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive. Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated Net Asset Value, or “NAV” (as defined below) of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets (each as defined below)). Aimco and New OP are also expected to own a separate portfolio of 16 assets (the “Separate Portfolio Assets”) with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

The AIR and AIR OP portfolio is expected to include 98 apartment communities, which had 26,599 apartment homes as of September 30, 2020, diversified by both geography and price point. The AIR and AIR OP portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles. AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV of $7.8 billion, in each case, as of March 31, 2020.

The assets that will be allocated to AIR and New OP, as applicable, were selected based on the go-forward business plans of each company. Assets that are allocated to New OP are primarily either undergoing redevelopment, development, or lease-up, or are expected to provide stabilized income to help meet New OP’s ongoing liquidity needs. Assets that are allocated to AIR are primarily stabilized multifamily properties located in varying geographies that are intended to provide AIR with the blend and balance of assets to support its strategic goals.

AIR and New OP do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, four AIR properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California (collectively, the “Initial Leased Properties”). These properties will be leased to Aimco and, under each such lease, the terms thereof will be on an arm’s-length basis, including the initial term and extensions and the initial annual rent, which will be based on the then-current fair market value of the leased property and market NOI cap rates, subject to certain adjustments and periodic escalation as set forth in such lease. Further, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. AIR and AIR OP will initially provide Aimco and New OP with property management services and customary administrative and support services.

Each holder of AIR OP Common Units will receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on                 , 2020 (the “record date”). The date on which the New OP Units will be distributed to you (the “distribution date”) is expected to be                 , 2020. After the Separation is completed, New OP and AIR OP will be two, focused and independent companies, and it is expected that approximately 95% of the New OP Units will be held by Aimco, directly or through its subsidiaries and approximately 95% of the AIR OP units will be held by AIR, directly or through its subsidiaries.

No vote of the holders of AIR OP limited partnership units is required or being sought in connection with the Separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your AIR OP Common Units, or take any other action to receive your New OP Units in connection with the New OP Separation.

There is no current trading market for New OP Units. New OP has no plans to list any New OP Units on a securities exchange. It is unlikely that any person will make a market in the New OP Units or that an active market for the New OP Units will develop.

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New OP is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, is allowed to provide in this information statement more limited disclosures than an issuer that would not so qualify. Although New OP may choose to take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for so long as New OP remains an emerging growth company, New OP does not intend to take advantage of these exceptions after the effectiveness of the registration statement on Form 10, of which this information statement is a part. See “Summary—Emerging Growth Company Status.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors ” beginning on page 31.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement will be first made available to holders of AIR OP Common Units beginning on or about                  , 2020.

The date of this information statement is                  , 2020.

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TRADEMARKS AND SERVICE MARKS

Aimco and its subsidiaries own or have rights to various trademarks, logos, service marks, and trade names that each entity uses in connection with the operation of its business. Aimco and its subsidiaries also own or have the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the ™, ®, and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names, and copyrights included or referred to in this information statement.

SUMMARY

The following is a summary of material information included in this information statement. This summary may not contain all of the details concerning the Separation or other information that may be important to you. To better understand the Separation and Aimco’s and New OP’s business, you should carefully review this entire information statement.

Unless otherwise indicated or the context otherwise requires, any references in this information statement to: (i) “we,” “our,” “us,” the “Company,” and “Aimco” refer collectively to Aimco, New OP, and their consolidated subsidiaries (other than AIR, AIR OP, and their consolidated subsidiaries after the completion of the Separation); and (ii) “AIR,” refers collectively to AIR, AIR OP, and their consolidated subsidiaries (other than New OP and its consolidated subsidiaries after the completion of the Separation).

This information statement has been prepared on a prospective basis on the assumption that, among other things, the Separation will be consummated as contemplated by this information statement. There can be no assurance, however, that the Separation will occur or will occur as so contemplated.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover or as of any earlier date as of which such information is given, as applicable. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations as required by applicable law. In particular, a number of matters contained in this information statement relate to agreements or arrangements that have not yet been finalized and expectations of what may occur. Prior to the completion of the Separation, it is possible that these agreements, arrangements, and expectations may change.

Our Company

The general partner of AIR OP has announced a plan to create New OP by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies: (I) “New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions; and (II) AIR, which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares.

Each of Aimco (and New OP) and AIR (and AIR OP) will have its own distinctive focus. The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco is expected to benefit from a pipeline of redevelopment and development opportunities including those soured by Aimco, those sourced in collaboration with IQHQ, and those leased from AIR. In addition, Aimco is expected to benefit from a broader menu of investment choices, now eschewed by

AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than Funds From Operations (“FFO”), or that involve more non-recourse leverage and that may result in higher investment returns.

AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. Aimco, directly and through subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of New OP. New OP will hold substantially all of Aimco’s assets and manage the daily operations of Aimco’s business directly and indirectly through certain subsidiaries and by engaging AIR to initially provide customary administrative and support services, and property management services.

Aimco is expected to be governed by an independent board of directors, including six new, independent directors, and two independent directors from the AIR board: Bob Miller, who will be elected Chairman of the Aimco board of directors, and Mike Stein. Mr. Considine will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Senior management will include Lynn Stanfield as Chief Financial Officer and Jennifer Johnson as General Counsel and Chief Administrative Officer. In addition, Terry Considine will be a member of AIR’s board of directors and also will be AIR’s Chief Executive Officer.

Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) Royal Crest Estates (Warwick), located in Warwick, Rhode Island; Royal Crest Estates (Marlboro), located in Marlborough, Massachusetts; Waterford Village, located in Bridgewater, Massachusetts; Wexford Village, located in Worchester, Massachusetts; Royal Crest Estates (Nashua), located in Nashua, New Hampshire; The Bluffs at Pacifica, located in San Francisco, California; St. George Villas, located in St. George, South Carolina; Casa del Hermosa, located in San Diego, California; Casa del Sur, located in San Diego, California; Casa del Norte, located in San Diego, California; and Casa del Mar, located in San Diego, California (collectively, the “Stabilized Seed Properties”), which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive. We refer to Hamilton on the Bay, 1001 Brickell Bay Drive, the Yacht Club, and the Stabilized Seed Properties, collectively, as the “Owned Properties.” The Stabilized Seed Properties and the Parkmerced Loan will serve as “seed” assets and provide us with revenue from rent collection and interest payments to help meet Aimco’s ongoing liquidity needs. We intend to complete redevelopment of Hamilton on the Bay, 1001 Brickell Bay Drive, Yacht Club at Brickell, and North Tower at Flamingo Point, and to lease-up Prism, The Fremont, and 707 Leahy.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco and New OP are also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

The AIR and AIR OP portfolio is expected to include 98 apartment communities, which had 26,599 apartment homes as of September 30, 2020, diversified by both geography and price point. The AIR and AIR OP portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles.

AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV of $7.8 billion, in each case, as of March 31, 2020.

AIR and New OP do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, the Initial Leased Properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California. These properties will be leased to Aimco and, under each such lease, the terms thereof will be on an arm’s-length basis, including the initial term and extensions and the initial annual rent, which will be based on the then-current fair market value of the leased property and market NOI cap rates, subject to certain adjustments and periodic escalation as set forth in such lease. Further, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

Aimco’s and New OP’s expected business activities following the completion of the Separation are summarized below.

Redevelopment and Development

We intend to redevelop and develop apartment communities and other real estate. We plan to undertake ground-up development when warranted by risk-adjusted investment returns, either directly or in connection with the redevelopment of an existing property. When warranted, we will rely on the expertise and credit of a third-party developer familiar with the local market to limit our exposure to construction risk. We also expect to undertake a range of redevelopments, including: those in which buildings or exteriors are renovated without the need to vacate a significant percentage of apartment homes, or short-cycle redevelopments; those in which significant renovation of apartment homes may be accomplished upon lease expiration and turnover; and those in which an entire building or community is vacated, or long-cycle redevelopments. We may execute redevelopment using various strategies, which will depend on the needs of the party for whom we are doing the redevelopment or development work. For example, we may take a phased approach, in which we renovate a property in stages. Alternatively, we may intend to complete the redevelopment project on an accelerated timeline, with the goal of commencing the lease-up phase and returning the improvements to the other party rapidly to quicken our return on investment. Redevelopment work may include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density; that is, the right to add apartment homes to a site.

We expect to complete the redevelopment of certain of our Owned Properties after the completion of the Separation. These properties include Hamilton on the Bay, 1001 Brickell Bay Drive, and Yacht Club at Brickell. We may also source our own opportunities and acquire other properties or portfolios from third parties that we believe can be redeveloped or developed or leased-up to become stabilized properties, and sell such properties to AIR once the redevelopment and development and lease-ups are completed. If AIR agrees, subject to its discretion, to acquire any such properties, AIR will acquire such property from us at then-current fair market value. If AIR does not acquire such properties, we will be permitted to sell such properties to third parties.

In addition, we will be collaborating with IQHQ, a leading life sciences real estate developer, on mixed-use projects across the United States. The agreement between us and the developer provides us with the opportunity (subject to pricing) to develop multifamily properties that are co-located with commercial life science uses built by the developer. We also intend to seek opportunities to collaborate with other third parties, including other developers, and to seek to provide redevelopment and development services to other third parties, including through joint ventures, partnerships with AIR, or other transactions, to expand our investment prospects.

We also expect to benefit from a pipeline of redevelopment and development opportunities that may be sourced from AIR, and to provide improved stabilized properties to AIR at a favorable price by redeveloping and developing properties and increasing occupancy at properties that are not stabilized due to a recently completed redevelopment or development, in each case, that are owned by AIR and leased by us, commencing with the Initial Leased Properties. We expect to lease the Initial Leased Properties (and additional properties if and as may be mutually agreed between us and AIR in the future, subject to the approval of each of AIR’s and Aimco’s independent directors) pursuant to leases entered into in accordance with the Master Leasing Agreement (as defined below) for a percentage of then-current fair market value and redevelop, develop or lease-up the property with the goal of maximizing long-term value of the community. Upon completion of the redevelopment and development and lease-up, we will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either by payment from AIR of a sum equal to 95% of the difference between the then-current fair market value of the property less the fair market value of the property at the time of lease inception if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If AIR elects not to pay the fee for the redevelopment or development-related improvements, and we decline to purchase the property or cause its sale to a third party, we may elect to rescind our termination of the applicable lease and instead continue such lease in effect in accordance with its terms. If we do not exercise (or we rescind) our option to terminate a lease, we will have the option to assign the lease to a third party, subject to AIR’s consent and right of first refusal. Our redevelopment and development projects are expected to be funded using our balance sheet or equity from joint ventures.

Other Real Estate

We will initially own the Stabilized Seed Properties. In the future, we may also acquire additional properties. The Stabilized Seed Properties and any additional stabilized properties we may acquire are expected to provide us with a base of steady revenue through rent collection, to help balance the cyclical and more unpredictable nature of our redevelopment and development business. These properties also may serve as sources of collateral and liquidity for our future funding needs. In addition to rent collection, we may extract capital from these assets through investments by third parties for partial ownership or through an outright sale. We will provide AIR a right of first offer to acquire additional stabilized properties that we are under contract to purchase from third parties for 101% of the sum of the agreed-upon purchase price plus out of pocket costs. We may use that capital to invest in properties that we expect will be higher returning, value-add properties. See “Business and Properties—Properties” for more information on the Stabilized Seed Properties.

Additionally, we may undertake other real estate investment transactions, including, but not limited to, investments in joint ventures (including with AIR), serving as a developer for a broader development project, property acquisitions, and the acquisition of general or limited partner positions in partnerships.

We also will own the Parkmerced Loan, which consists of a five-year, $275 million mezzanine loan at a 10% annual rate to the partnership owning the Parkmerced Apartments (secured by a second-priority deed of trust) and a 10-year option to acquire a 30% interest in the partnership at an exercise price of $1 million, increased by 30% of future capital spending to progress redevelopment and development of the Parkmerced Apartments. We expect that the Parkmerced Loan will provide us an attractive return with limited expected downside risk. The option is expected to provide us with an opportunity to participate in substantial value creation from the vested development rights. See “Business and Properties—Properties—Parkmerced Loan” for more information on the Parkmerced Loan.

AIR will Manage a Majority of our Properties

After the Separation, AIR will have the responsibility of managing and operating our stabilized properties. AIR initially will provide property management and certain other property-related services to us for the majority of our properties, and we will generally be obligated to pay to AIR a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. See “Our Relationship with AIR Following the Separation.”

Our Management Team

In connection with the Separation, AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. Each of Aimco and AIR will have senior management teams focused on the performance of each company’s respective businesses and value-creation opportunities. We believe that the separation of the Aimco and AIR portfolios, and an experienced senior management team at each of Aimco and AIR, will result in the respective businesses each receiving the senior management focus and attention required for each business to realize its potential.

Our senior management team has a collective track record of successful redevelopment and development projects, active management of real estate operations or real estate portfolio management, all within a REIT (as defined below) environment. In addition, we will have access to AIR’s property management team, who will initially manage and operate the majority of the apartment communities in our portfolio pursuant to the Property Management Agreements (as defined below).

Bob Miller will be elected Chairman of the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Mr. Powell has served as Executive Vice President—Redevelopment since January 2018, and we believe has the experience to continue serving Aimco as its Chief Executive Officer. Terry Considine will resign as Chief Executive Officer of Aimco in connection with the Separation and will continue to serve Aimco with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. During the two years when Mr. Considine will have specific responsibilities to the Aimco board of directors, he will not accept compensation from Aimco that would serve to increase his current compensation, provided that, AIR and Aimco have agreed that following the Separation, Aimco will reimburse AIR for base salary, short-term incentive amounts, and long-term incentive amounts paid by AIR to Mr. Considine under his employment agreement with AIR that are in excess of $1 million annually. In addition, Mr. Considine will serve on the boards of directors of both AIR and Aimco, but will not serve as Chairman of either. Mr. Considine (in addition to any other directors serving on both boards of directors) will recuse himself from voting as a member of either board of directors during the approval or disapproval of any transactions between the two companies. In addition, our senior management team will include Lynn Stanfield, as Executive Vice President and Chief Financial Officer, and Jennifer Johnson, as Executive Vice President, Chief Administrative Officer and General Counsel, each of whom has more than 16 years of experience.

Management’s compensation is designed to be aligned with strategy and performance and to incentivize growth and returns. See “Management—Executive Compensation.”

In addition, Aimco has, and after the completion of the Separation is expected to have, a board of directors that meets the NYSE independence requirements, including being comprised of a majority of independent directors, and Aimco will separate the roles of Chairman of the board of directors and Chief Executive Officer. To provide sufficient time for the Aimco board of directors and the senior management team to establish and execute the “new” Aimco business plan of long-cycle redevelopment and development, and because individual projects most often require three to five years from inception to completion, the Aimco board of directors unanimously determined to opt into the Maryland Unsolicited Takeover Act (“MUTA”) effective as of the Separation and to classify the new Aimco board of directors so that only one-third of the directors stand for election at each annual meeting until Aimco’s 2024 annual meeting, at which time all directors will stand for election annually.

A wholly owned subsidiary of Aimco will be the general partner of New OP. Except as otherwise expressly provided in the New OP partnership agreement, all management powers over the business and affairs of New OP are exclusively vested in the general partner. New OP will have no directors or executive officers.

Overview of the Separation

The general partner of AIR OP has announced a plan to create New OP by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies:

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“New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions; and

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AIR, which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares.

Upon the completion of the Separation, Aimco will own, directly and through subsidiaries in which it will own all of the common equity, the general partnership interest and special limited partnership interest in New OP, which will also have minority third-party limited partners, and AIR will own, through subsidiaries in which it will own all of the common equity, the general partner interest and special limited partner interest in AIR OP, which will also have minority third-party limited partners.

Immediately prior to the New OP Separation, New OP will receive, by contribution from AIR OP, certain properties, assets, and liabilities related to the Aimco business in exchange for New OP Units. Following such contribution by AIR OP, on the distribution date, AIR OP will distribute its New OP Units to holders of AIR OP Common Units, including AIR and AIMCO-GP, Inc., a Delaware corporation and the general partner of AIR OP (“AIR OP GP”) (with AIR and AIR OP GP further distributing their New OP Units to Aimco), on a pro rata basis. You will not be required to make any payment, or surrender or exchange your AIR OP Common Units, or take any other action to receive your New OP Units in connection with the New OP Separation.

AIR will contribute a portion of its interests in AIR OP and all of its interests in AIR OP GP to two newly formed subsidiary REITs in a taxable transaction in exchange for common and preferred stock in each REIT.

Aimco will then distribute on a pro rata basis to all holders of shares of common stock of Aimco (“Aimco Common Stock”) the AIR Common Stock.

On the distribution date, each Aimco common stockholder will receive from Aimco one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date. Following such distribution by AIR OP, New OP and AIR OP will be two focused and independent companies.

The following transactions also have occurred, or are expected to occur concurrently with, prior to or immediately following the completion of the Separation (collectively, the “Restructuring”):

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Aimco OP GP, LLC (“New OP GP”) was formed as a Delaware limited liability company on August 11, 2020 with Aimco as its initial member. New OP was formed as a Delaware limited partnership on August 11, 2020, with AIR OP as its sole initial limited partner and New OP GP as its initial general partner.

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AIR OP’s limited partnership agreement is expected to be amended to provide, among other things, that all redemption and exchange rights related to the units of AIR OP will be denominated in AIR Common Stock rather than Aimco Common Stock if the Separation is consummated.

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In accordance with the terms of the Separation and Distribution Agreement (the “Separation Agreement”), AIR OP will cause the Aimco business (other than (i) a portion of the 16 Separate Portfolio Assets and (ii) its interests in AIMCO Royal Crest – Nashua L.L.C., the Delaware limited liability company that owns Royal Crest Estates (Nashua) (“Royal Crest Nashua LLC”), which entity will be transferred to New OP for no consideration immediately after the New OP Separation pursuant to a binding agreement entered into prior to the New OP Separation) and certain other assets to be contributed to New OP in exchange for 100% of the outstanding New OP Units.

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It is expected that certain entities that will be subsidiaries of New OP after the separation will assume or retain a certain amount of existing secured property-level indebtedness related to the Aimco business, while entities that will be subsidiaries of AIR will assume or retain a certain amount of existing secured property-level indebtedness related to the AIR business.

•	It is expected that Aimco and its subsidiaries (including New OP) will enter into a new revolving secured credit facility.

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Substantially all of Aimco’s (and its subsidiaries’) employees will become or remain employees of AIR OP (and its subsidiaries), while approximately 50 of Aimco’s (and its subsidiaries’) employees will become or remain employees of New OP (and its subsidiaries).

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In accordance with the Separation Agreement, AIR OP will distribute 100% of the outstanding New OP Units to the holders of AIR OP Common Units (including AIR and AIR OP GP) pro rata with respect to their ownership of AIR OP Common Units as of the close of business on the record date. Each of the holders of AIR OP Common Units will be entitled to receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date.

•	AIR and AIR OP GP will distribute their New OP Units to Aimco.

•	AIR OP will transfer its interests in Royal Crest Nashua LLC to New OP.

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New OP or its subsidiaries and AIR OP and its subsidiaries will contribute the Separate Portfolio Assets to a partnership (“James-Oxford LP”) in exchange for common and preferred interests in James-Oxford LP. New OP will then contribute its interests in James-Oxford LP to Aimco JO Intermediate Holdings, LLC (“Aimco JO”) a new subsidiary of Aimco REIT Sub, LLC (“New Sub REIT”), a new subsidiary REIT of New OP. AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to Aimco JO in exchange for notes payable to subsidiaries of AIR of $0.5 billion and certain other obligations. The transactions described above are intended to constitute taxable transactions with respect to the interests in James-Oxford LP.

•	Aimco will contribute its interest in AIR OP GP to AIR.

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On November 5, 2020, AIR REIT Sub 1, LLC (“Sub REIT 1”) and AIR REIT Sub 2, LLC (“Sub REIT 2”), each Delaware limited liability companies, were formed. Sub REIT 1 and Sub REIT 2 will each elect to be treated as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2020. AIR will contribute an amount of AIR OP Common Units representing an approximately 34% limited partner interest in AIR OP to Sub REIT 1, and will contribute AIR OP Common Units representing an approximately 34% limited partner interest in AIR OP and its interests in AIR OP GP to Sub REIT 2, each in exchange for common and preferred interests in Sub REIT 1 and Sub REIT 2 (as applicable), which transactions are intended to trigger gain for U.S. federal income tax purposes. Sub REIT 1 and Sub REIT 2 are each expected to also have approximately 125 third-party holders of a nominal amount of non-participating non-voting preferred stock with an aggregate initial liquidation preference of approximately $125,000 to satisfy certain requirements for qualifying as a REIT for U.S. federal income tax purposes, and AIR OP is expected to issue a new series of preferred limited partnership units of AIR OP to each of Sub REIT 1 and Sub REIT 2 with terms substantially the same as such non-participating non-voting preferred stock.

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Aimco Development Company, LLC (formerly named AIVTRS I, LLC, “Redev/Dev TRS”) was formed as a Delaware limited liability company on August 21, 2020 with AIR OP as its initial member. Redev/Dev TRS has elected to be treated as a corporation for U.S. federal income tax purposes, and Redev/Dev TRS and Aimco have jointly filed an election to treat Redev/Dev TRS as a taxable REIT subsidiary of Aimco. New OP will then contribute the redevelopment and development business to Redev/Dev TRS.

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AIR Property Management TRS, LLC (“Property Management TRS”) was formed as a Delaware limited liability company on October 29, 2020 with AIR OP as its initial member. AIR OP will form AIR Property Management Company, LLC (“Property Management LLC”) as a Delaware limited liability company. Property Management TRS will elect to be treated as a corporation for U.S. federal income tax purposes. AIR OP will then contribute its property management business to Property Management LLC and Property Management TRS. New OP and New Sub REIT will each contribute cash to Property Management TRS in exchange for preferred interests. Property Management TRS will jointly elect with AIR, Aimco, and their applicable subsidiary REITs to be treated as a taxable REIT subsidiary of such entities.

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AIR will issue $2 million in Class A preferred stock in AIR (“Class A Preferred Stock”) to Aimco, subject to a binding commitment to sell such Class A Preferred Stock to unrelated investors, and AIR OP will issue $2 million in a new series of preferred limited partnership units of AIR OP to AIR with terms substantially the same as the terms of the Class A Preferred Stock.

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In accordance with the Separation Agreement, Aimco will distribute all of the outstanding AIR Common Stock to Aimco common stockholders as of the record date on a pro rata basis. Each Aimco common stockholder will be entitled to receive one share of AIR Common Stock for each one share of Aimco Common Stock held by such stockholder as of the record date.

•	Aimco will sell its Class A Preferred Stock in AIR to unrelated investors.

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In addition to the Separation Agreement, AIR and AIR OP (or their applicable subsidiaries), on the one hand, and Aimco and New OP (or their applicable subsidiaries), on the other hand, as well as James-Oxford LP (or its applicable subsidiaries) in certain instances, will enter into an Employee Matters Agreement (as defined below), Property Management Agreements, a Master Services Agreement (as defined below), and a Master Leasing Agreement, each as further described below, and certain other agreements as further described below.

Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time. We cannot provide any assurances that the Separation will be completed. For a more detailed description of these conditions, see “The Separation—Conditions to the Separation.”

Organizational Structure

In general, Aimco intends to own its assets and conduct substantially all of its business through New OP and its subsidiaries. The following chart depicts a simplified graphical representation of the relevant portion of Aimco’s corporate structure before and after the Separation:

Before the Separation

After the Separation

Reasons for the Separation

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and NAV, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase FFO and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco’s properties by structuring the Separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the Separation is the best path forward to enhance value for all stockholders for a number of reasons, including the following:

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Creates two, focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We believe that having two, focused and independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to stockholders. The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco’s focus is expected to create long-term value for real estate investors and will provide Aimco with flexibility to pursue broader opportunities, including those that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more, non-recourse leverage. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. AIR’s focus on the ownership of stabilized properties and active management is expected to result in higher and more predictable earnings, measured by FFO.

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Enhances investor transparency, better highlights the attributes of both companies, and provides investors with the option to invest in one or both companies. The Separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco. The separation will enable potential investors and the financial community to evaluate Aimco and AIR separately and assess the merits, performance, and future prospects of their respective businesses. In addition, we believe the Separation will make AIR and Aimco more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. Aimco’s business is expected to be less predictable in terms of quarter over quarter activity but to also have higher long-term target returns commensurate with such level of risk. Investors can increase their allocation to Aimco or to AIR, depending on their preference. AIR is expected to have higher dividends, with FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development. Investors can increase their allocation to Aimco or to AIR, depending on their preference.

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Limits AIR’s exposure to risks associated with the redevelopment and development business. AIR will be able to invest in stabilized properties that it believes will better support its underlying business. AIR is expected to have limited to no risk of earnings or cash flow dilution from non-earning assets, and to have limited execution risk for redevelopment, development, and lease-ups, low leverage and lower overhead costs (both in total dollars and as a percentage of gross asset value). Through its relationship with Aimco, AIR is expected to retain access to some of the advantages of Aimco’s redevelopment and development business, such as newly developed and stabilized properties, without the execution risk, leverage or associated costs.

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Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors. Each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business. The separation of the businesses will give each senior management team the opportunity to focus on the goals and expectations of each company’s investors. We expect that the separation of the experienced senior management teams and other key personnel operating our businesses will result in the ability for each company to better satisfy the needs of its respective stockholders.

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Improves AIR’s access to capital markets. Aimco’s share price has traded at a consistent discount to NAV, making it difficult for Aimco to grow through raising new primary equity capital. The Separation is expected to increase FFO and Adjusted Funds From Operations (“AFFO”) at AIR and produce a better price to FFO ratio than has previously been given to Aimco while it owned all of the businesses of Aimco and AIR. In addition, we expect that de-leveraging and the prospect of a rating upgrade at AIR after the Separation are likely to provide AIR with enhanced access to corporate unsecured debt issuances at more favorable interest rates. As a result of the separation, we expect AIR will have improved access to the capital markets and a strong capital structure tailored to its strategic goals, enabling investment in the acquisition of properties to grow its portfolio.

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Increases financial flexibility. Aimco’s board of directors believes that a taxable separation will increase AIR’s strategic and financial flexibility to grow, earn competitive returns on capital, and create long-term value for stockholders. The Separation will result in a refreshed tax basis for AIR, which enhances AIR’s ability to allocate capital by reducing tax friction and reduces the tax costs of future property sales and therefore enhances portfolio management. We also expect that this will reduce the need for future stock dividends and make cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors.

The board of directors of Aimco also considered certain potentially negative factors associated with the Separation, including the risk that the benefits of the Separation may not be realized, the risk that there may be disruptions to the business as a result of the Separation, the one-time costs of the separation, the fact that there may be conflicts between AIR and Aimco, and the fact that the separation as structured is expected to result in certain tax liabilities for Aimco stockholders, which it determined were outweighed by the benefits of the transaction.

For more information, please refer to the sections entitled “The Separation—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Our Relationship with AIR Following the Separation

After the Separation, Aimco and AIR will be two, focused and independent companies. New OP will be approximately 95% owned by Aimco, and AIR OP will be approximately 95% owned by AIR. To set forth our relationship from and after the Separation, Aimco, New OP, AIR, and AIR OP (and our respective subsidiaries, as applicable) will enter into, among other agreements: (1) the Separation Agreement setting forth the mechanics of the Separation and certain organizational matters, (2) an agreement relating to employee matters (the “Employee Matters Agreement”), (3) agreements pursuant to which AIR will provide property management and related services to Aimco (collectively, the “Property Management Agreements”), (4) an agreement pursuant to which AIR will provide Aimco with customary administrative and support services on an ongoing basis (the “Master Services Agreement”), (5) a Master Leasing Agreement pursuant to which Aimco may enter into leases with AIR pursuant to which Aimco will lease from AIR certain properties under redevelopment and (at Aimco’s option) to be redeveloped, developed, or leased-up (including the Initial Leased Properties), and under which Aimco will have certain lease termination rights (the “Master Leasing Agreement”), and (6) three-year, $534 million, notes payable by our subsidiary, Aimco JO, to AIR. See “Our Relationship with AIR Following the Separation” for more details.

Strengths

The Separation is intended to provide us and AIR with the necessary structure, management, and strategy to create stockholder value. In particular, we believe that Aimco will have the following strengths following the Separation:

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Ability to source a strong pipeline of redevelopment and development from AIR. Although AIR and Aimco will be two, focused and independent companies, AIR and Aimco each have the potential to benefit from opportunities to work together in the future when it is in their respective interests. This relationship is expected to provide Aimco with the ability to source redevelopment and development opportunities from AIR through an arrangement pursuant to which AIR will lease properties in need of redevelopment or development to Aimco. Upon completion of the redevelopment and development and lease-up, Aimco will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either at by payment from AIR of a sum equal to 95% of the difference between the then-current fair market value of the property less the fair market value of the property at the time of lease inception if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If AIR elects not to pay the fee for the redevelopment or development-related improvements, and Aimco declines to so purchase the property or cause its sale to a third party, Aimco may elect to rescind its termination of the applicable lease and instead continue such lease in effect in accordance with its terms.

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Broad menu of investment choices and ability to engage in transactions that may result in higher investment returns. As an independent company from AIR, we will no longer be serving investors seeking current period returns and can focus on pursuing value-creation transactions. We will have a menu of investment choices now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage. We believe that the ability to engage in these transactions will generate higher investment returns on a risk-adjusted basis.

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Management team with relevant experience and incentives aligned with equityholders. Aimco’s senior management team will focus solely on Aimco’s business and will be incentivized to make decisions that are in the best interest of Aimco. Aimco will also have both management and board investment committees to review and approve transactions. Aimco’s senior management team has a collective track record of successful redevelopment and development projects, and real estate portfolio management, all within a REIT environment. In addition, Aimco will initially rely on AIR’s property management team to operate a majority of its portfolio of properties pursuant to the Property Management Agreements, which allows Aimco to use the strengths of AIR’s property management team in connection with targeting customers with above-average income and prospects, achieving high customer satisfaction, achieving above-average customer retention, maintaining high average daily occupancy, increasing income from other services and other assets, and emphasizing control of costs.

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Experienced leader with incentives aligned with equityholders’ interests. Wes Powell will serve as Aimco’s President and Chief Executive Officer. Mr. Powell has served as Executive Vice President—Redevelopment since January 2018, and we believe has the experience to continue serving Aimco as its Chief Executive Officer. As equityholders in Aimco, we believe Mr. Powell’s interests will be well-aligned with the interests of our equityholders.

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Ability to source funding from stabilized assets. Our portfolio of stabilized assets will initially include the Stabilized Seed Properties: Royal Crest Estates (Warwick), Waterford Village, Royal Crest Estates (Marlboro), Wexford Village, Royal Crest Estates (Nashua), The Bluffs at Pacifica, St. George Villas, Casa del Hermosa, Casa del Sur, Casa del Norte, and Casa del Mar. We may also acquire additional stabilized assets in the future. These assets may serve as sources of collateral and liquidity for Aimco’s future funding needs and are expected to provide us with a base of steady revenue through rent collection, to help balance the cyclical and more unpredictable nature of our redevelopment and development business. We may extract capital from stabilized assets through rent collection, investments by third parties for partial ownership, or an outright sale, and use that capital to invest in properties that we expect will be higher returning, value-add properties.

Strategy

Following the Separation, Aimco will seek to maximize stockholder value through:

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Redevelopment and development focus. We will undertake redevelopment and development projects that we source ourselves. For example, we will be collaborating with IQHQ, a premier life sciences real estate developer, on mixed-use projects across the United States. In addition, we expect to initially undertake redevelopment and development opportunities sourced from AIR. As a company independent from AIR, we intend to be able to complete our redevelopment and development projects at a more rapid pace than if we were a combined company. Our dedicated team will focus on, and proactively oversee and manage, our redevelopment and development projects, providing these projects with the attention we believe is necessary to complete the projects on a more accelerated timeline. We expect that this will allow Aimco to realize a faster return on investment.

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Undertaking complex transactions. We expect to have a broad investment opportunity set and will undertake complicated transactions when warranted by risk-adjusted return propositions. We believe the combination of our focused strategy, experienced management team, real estate portfolio, and sufficient liquidity will position us to take advantage of the industry trends and create value for our stockholders over time.

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Sufficient liquidity to support our business model. We believe that we will have sufficient liquidity to execute our business model through cash or committed credit, and we intend to maintain sufficient liquidity by retaining cash. We expect that our non-recourse property debt, construction loans, third-party equity capital raised and our retained earnings will provide us with sufficient financial capacity to execute our strategy. We intend to set a formula with which Aimco’s liquidity should comply in order to protect our business.

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Use financial leverage to increase return on equity. We plan to limit recourse leverage, and to primarily use property-level debt and preferred stock to limit risk to the Aimco entity. In addition, recognizing that the expected holding period for our properties is less than five years, we plan to generally use short-term and floating rate debt with a clear plan for repayment, including options to extend maturity of the debt if preferable to us. When warranted, we may also seek lower cost equity capital from passive joint venture partners or limited partners.

Financing

We expect to implement and maintain a capital structure that is adequate to pursue our business plan and a cost of capital that allows us to provide attractive returns to our stockholders and compete for investment opportunities. At the completion of the Separation, it is expected that Aimco and certain of its subsidiaries (including New OP) will enter into a new revolving secured credit facility.

Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing.

We also anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to the properties we will own after the Separation.

In addition, in connection with the Separation, New OP’s subsidiary, Aimco JO, will become the obligor on two notes payable to subsidiaries of AIR with an aggregate principal amount equal to approximately $534 million.

For additional information concerning our indebtedness, see “Description of Financing and Material Indebtedness.”

Our Tax Status

Aimco has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) commencing with its taxable year ended December 31, 1994, and intends to continue to operate in such a manner. The Code imposes various requirements related to organizational structure, distribution levels, diversity of stock ownership, and certain restrictions with regard to owned assets and categories of income that must be met in order to continue to qualify as a REIT. In connection with the Separation, Aimco will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”) to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will continue to enable, us to continue to meet the requirements for qualification and taxation as a REIT.

Certain of Aimco’s operations, or a portion thereof, including property management, risk management, and redevelopment and development projects are conducted through taxable REIT subsidiaries (“TRSs”). A TRS is REIT a subsidiary that has elected to be taxed as a C-corporation and, as such, is subject to corporate-level United States federal corporate income tax. We use TRSs to facilitate our ability to offer certain services and activities to our residents and investment partners, including providing services to AIR, that cannot be offered directly by a REIT. We also use TRSs to hold investments in certain assets, including the assets we will lease from AIR.

In the future, our board of directors may determine that maintaining REIT status would no longer be in the best interest of us or our stockholders, which may result from, for example, other business opportunities that we may wish to pursue, and we may elect to discontinue our REIT status. If such determination is made, our election to revoke our REIT status would not require stockholder approval.

Emerging Growth Company Status

New OP is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, New OP is permitted to take advantage of certain limited exemptions from various requirements that are otherwise applicable to public companies in this information statement. These provisions include, but are not limited to:

•	Providing less than five years of selected financial data in this information statement; and

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements.

New OP expects to take advantage of these exemptions in this information statement. However, New OP does not intend to take advantage of these exceptions in any other periodic reports, proxy statements, and registration statements after the effectiveness of the registration statement on Form 10, of which this information statement is a part. We cannot predict if unitholders will find New OP Units less attractive due to the permitted reduced disclosure in this information statement.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New OP has elected not to take advantage of this extended transition period for accounting standards, and its election is irrevocable pursuant to Section 107(b) of the JOBS Act.

New OP will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which its total annual gross revenues first exceed $1.07 billion, (2) the date on which it is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of New OP’s units that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (3) the date on which New OP has issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of New OP’s units pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”).

Risks Related to Our Business and the Separation

Our business and the Separation pose a number of risks, including:

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Pandemics, such as COVID-19, may affect our ability to collect rents and late fees from tenants, and our ability to evict tenants, in addition to having other negative effects on our business, which in turn could adversely affect our financial condition and results of operations;

•	Redevelopment, development, and construction risks could affect our profitability;

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Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures, or adversely affect our ability to pay dividends or distributions;

•	We will initially be primarily dependent on AIR for our pipeline of redevelopment and development opportunities;

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Our portfolio of Stabilized Seed Properties is geographically concentrated in the Northeast region of the United States and in California, which makes us more susceptible to regional and local adverse economic and other conditions than if we owned a more geographically diversified portfolio;

•	Our development projects may subject us to certain liabilities, and we are subject to risks associated with developing properties in partnership with others;

•	Development of properties entails a lengthy, uncertain and costly entitlement process;

•	Government regulations and legal challenges may delay the start or completion of the development of our communities, increase our expenses or limit our building of apartments or other activities;

•	Competition could limit our ability to lease apartment homes, increase or maintain rents or execute our development strategy;

•	Because real estate investments are relatively illiquid, we may not be able to sell apartment communities or other assets when appropriate;

•	Although we will be insured for certain risks, the cost of insurance, increased claims activity, or losses resulting from casualty events may affect our financial condition and results of operations;

•	We depend on our senior management;

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We will initially rely on AIR to manage a majority of our properties. If AIR fails to efficiently manage such properties, tenants may not renew their leases or we may become subject to unforeseen liabilities;

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In addition to property management services, we will initially depend on AIR to conduct our business operations, and any adverse changes in the financial health of AIR or its affiliates or our relationship with them could hinder AIR’s ability to successfully manage our operations;

•	“ROFO/Purchase Option” provisions, such as in our Master Leasing Agreement, may discourage third parties from negotiating with us with respect to the sale of our real property;

•	There may be, or there may be the appearance of, conflicts of interest in our relationship with AIR;

•	Our debt financing could result in foreclosure of our apartment communities, prevent us from making distributions on our equity, or otherwise adversely affect our liquidity;

•	The board of directors of Aimco has reserved the right, in its sole discretion, to amend, modify or abandon the Separation at any time prior to the distribution;

•	The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results;

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation;

•	The Separation could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations;

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In connection with the Separation, we have assumed and will assume, and will indemnify AIR for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be adversely affected. In addition, AIR will indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities we incur, and AIR may not be able to satisfy its obligations in the future;

•	Although we intend to receive solvency opinions in connection with the Separation, the Separation may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws;

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Although we have endeavored to enter into agreements on market terms, our agreements with AIR may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties;

•	After the Separation, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company;

•	Aimco may fail to qualify as a REIT;

•	Complying with the REIT requirements may cause Aimco to forgo otherwise attractive business opportunities;

•	There are restrictions on the ability to transfer and redeem New OP Units, there is no public market for New OP Units and holders of New OP Units are subject to dilution;

•	Cash distributions by New OP are not guaranteed and may fluctuate with partnership performance;

•	Holders of New OP Units have limited voting rights and are limited in their ability to effect a change of control;

•	Holders of New OP Units may not have limited liability in specific circumstances;

•	Aimco may have conflicts of interest with holders of New OP Units;

•	Provisions in the New OP partnership agreement may limit the ability of a holder of New OP Units to challenge actions taken by the general partner; and

•	New OP and its subsidiaries may be prohibited from making distributions and other payments.

These and other risks related to the Separation and our business are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

Certain Other Events

On October 16, 2020, Land & Buildings Investment Management, LLC and certain related parties (“L&B”) filed a definitive solicitation statement related to L&B’s intent to solicit and obtain consents from holders of shares of Aimco Common Stock for purposes of requesting on its and their behalf that a special meeting of Aimco’s stockholders be held (the “Proposed Special Meeting Request”) for the purposes of (1) considering and voting upon a non-binding resolution urging the Aimco board of directors to put any proposed separation involving Aimco to a vote of Aimco’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation involving Aimco unless approved by a vote of a majority of Aimco’s stockholders and (2) to transact such other business as may properly come before the special meeting. On October 21, 2020, Aimco filed a definitive consent revocation solicitation statement with respect to the Proposed Special Meeting Request. The Aimco board of directors set a record date of November 4, 2020, for the Proposed Special Meeting Request.

On November 11, 2020, L&B delivered consents to Aimco with respect to the Proposed Special Meeting Request and certain matters incidental to calling the special meeting, which the independent inspector of elections certified on November 18, 2020, as representing 64,313,667 shares of Aimco Common Stock as of the November 4, 2020 record date, or approximately 43.2% of the outstanding shares as of such record date. As of November 23, 2020, L&B had not taken the remaining steps necessary under Aimco’s bylaws to properly request a special meeting of Aimco’s stockholders.

Our Corporate Information

New OP is a Delaware limited partnership. Our principal executive offices are located at principal executive offices are located at 4582 South Ulster Street, Suite 1400, Denver, Colorado 80237, and our telephone number is (303) 757-8101. We maintain a website at www.aimco.com. Information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this information statement.

Questions and Answers About the Separation

The following are some of the questions that you may have regarding the Separation and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Separation” beginning on page 53 and “Our Relationship with AIR Following the Separation” beginning on page 115. These questions and answers, as well as the “Summary” beginning on page 1, are not meant to be a substitute for the information contained in the remainder of this information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this information statement. You are urged to read this information statement in its entirety.

What is New OP and how will the separation of the AIR business from Aimco benefit the two companies and their stockholders?

Aimco, which will own New OP, is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions. AIR, which will own AIR OP, is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares.

The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The Separation will provide each equityholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR and AIR OP; or redevelopment, development, and transactions through an investment in Aimco and New OP.

Each of Aimco (and New OP) and AIR (and AIR OP) will have its own distinctive focus. The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco is expected to benefit from a pipeline of redevelopment and development opportunities including those soured by Aimco, those sourced in collaboration with IQHQ, and those leased from AIR. In addition, Aimco is expected to benefit from a broader menu of investment choices, now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage and that may result in higher investment returns.

Why am I receiving this information statement?

Aimco is delivering this information statement to you because you are a holder of AIR OP Common Units as of the record date for the New OP Separation.

AIR OP will distribute the New OP Units to the holders of AIR OP Common Units on a pro rata basis. Each holder of AIR OP Common Units will receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date. Following the Separation, you will own New OP Units, as well as your AIR OP Common Units. The number of AIR OP Common Units you own will not change as a result of the Separation. This information statement will help you understand how the separation will affect your post-separation ownership in AIR OP and New OP.

What are the reasons for the Separation?

The board of directors of Aimco believes that separating the AIR business and assets from the remainder of Aimco’s businesses and assets is in the best interests of Aimco and its stockholders for a number of reasons, including the following:

•  Creates two, focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans;

•  Enhances investor transparency, better highlights the attributes of both companies and provides investors with the option to invest in one or both companies;

•  Limits AIR’s exposure to risks associated with the redevelopment and development business;

•  Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors;

•  Improves AIR’s access to capital markets; and

•  Increases financial flexibility.

For more information on the reasons for the Separation, including certain potentially negative factors considered by Aimco’s board of directors, please refer to the section entitled “The Separation—Reasons for the Separation” included elsewhere in this information statement.

What will Aimco and New OP’s initial portfolio consist of?	Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) Royal Crest Estates (Warwick), located in Warwick, Rhode Island; Royal Crest Estates (Marlboro), located in Marlborough, Massachusetts; Waterford Village, located in Bridgewater, Massachusetts; Wexford Village, located in Worchester, Massachusetts; Royal Crest Estates (Nashua), located in Nashua, New Hampshire; The Bluffs at Pacifica, located in San Francisco, California; St. George Villas, located in St. George, South Carolina; Casa del Hermosa, located in San Diego, California; Casa del Sur, located in San Diego, California; Casa del Norte, located in San Diego, California; and Casa del Mar, located in San Diego, California, which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco and New OP are also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

AIR and New OP do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, the Initial Leased Properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California. These properties will be leased to Aimco and, under each such lease, the terms thereof will be on an arm’s-length basis, including the initial term and extensions and the initial annual rent, which will be based on the then-current fair market value of the leased property and market NOI cap rates, subject to certain adjustments and periodic escalation as set forth in such lease. Further, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

Why are the separations of AIR OP and New OP and Aimco and AIR structured as distributions?	Aimco believes that a distribution of New OP Units to the holders of AIR OP Common Units and a distribution of AIR Common Stock to its stockholders are an efficient way to separate our assets from the rest of Aimco’s portfolio and will create benefits and value for Aimco, AIR, New OP, and AIR OP and our respective stockholders and unitholders.

How will the separations of AIR OP and New OP and Aimco and AIR work?

AIR OP will distribute to the holders of AIR OP Common Units the equity of New OP, which (through its subsidiaries) will hold the intended post-Separation Aimco business, assets, and liabilities, including the Owned Properties.

On the distribution date, AIR OP will distribute New OP Units to each holder of AIR OP Common Units on a pro rata basis, with each holder of AIR OP Common Units receiving one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date.

Immediately thereafter, Aimco will distribute to holders of Aimco Common Stock the AIR Common Stock, and AIR will hold the general partner and special limited partner interest in AIR OP.

The separation of assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco will result in two, focused and independent companies. AIR OP will be approximately 95% owned by AIR, while New OP will be approximately 95% owned by Aimco.

What is the record date for the New OP Separation?	The record date for determining the holders of AIR OP Common Units who will receive New OP Units in the New OP Separation is the close of business on , 2020.

When will the Separation occur?	The Separation is expected to occur on or about , 2020, subject to the satisfaction or waiver of certain conditions described under “The Separation—Conditions to the Separation.”

What do the holders of AIR OP Common Units need to do to participate in the New OP Separation?

No action is required on the part of the holders of AIR OP Common Units. If you hold AIR OP Common Units as of the record date, you will not be required to take any action in order to receive New OP Units in the New OP Separation. No vote of the holders of AIR OP limited partnership units is required or being sought in connection with the Separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. The distribution will not affect the number of outstanding AIR OP Common Units or any rights of the holders of AIR OP Common Units, although the value of each AIR OP Common Unit will be affected.

How will the rights of holders of AIR OP Common Units change after the New OP Separation?	Holders of AIR OP Common Units will receive New OP Units in connection with the New OP Separation. The number of AIR OP Common Units you own will not change as a result of the New OP Separation, and your rights with respect to your AIR OP Common Units will not change (except that AIR OP’s limited partnership agreement is expected to be amended to provide, among other things, that all redemption and exchange rights related to the units of AIR OP will be denominated in AIR Common Stock rather than Aimco Common Stock if the Separation is consummated). However, the value of each AIR OP Common Unit will be affected.

How will fractional New OP Units be treated in the New OP Separation?	Fractional units will be distributed in connection with the New OP Separation. See “The Separation—Treatment of Fractional Units.”

What are the U.S. federal income tax consequences of the New OP Separation?	If you hold AIR OP Common Units on the record date, you will receive New OP Units in the New OP Separation. You will generally not recognize taxable gain in connection with the New OP Separation (unless gain is triggered as a result of contributions of appreciated property you made to AIR OP within seven years of the New OP Separation). However, substantial taxable income is expected from (i) approximately $2 billion in property sales, most of which have already closed or are under contract to close; and (ii) the taxable transfers of James-Oxford LP interests. In general, subject to adjustment with respect to gain recognized as described above, you will have a basis in the New OP Units you receive equal to the lesser of (i) the tax basis that New OP has in such units immediately prior to the New OP Separation and (ii) the tax basis you had in your AIR OP Common Units immediately prior to the New OP Separation. The tax basis you will have in your AIR OP Common Units following the New OP Separation will generally equal the tax basis you had in such units immediately prior to the New OP Separation reduced by the tax basis attributable to the New OP Units you receive in respect thereof in the New OP Separation, subject to adjustment with respect to gain recognized as described above. Thus, a holder’s combined tax basis in its AIR OP Common Units and New OP Units will equal the holder’s tax basis in its pre-Separation AIR OP Common Units (as adjusted by activities of the partnerships). The tax consequences to you of the New OP Separation depends on your individual situation. You are urged to consult with your tax advisor as to the particular tax consequences of the New OP Separation to you, including the applicability of any U.S. federal, state, local, and non-U.S. tax laws. For additional details, see “The Separation—U.S. Federal Income Tax Consequences of the New OP Separation.”

What are the conditions to the Separation?

The Separation is subject to the satisfaction or waiver by Aimco of a number of conditions, including, among others:

•  each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other ancillary agreements shall have been duly executed and delivered by the parties thereto;

•  the Restructuring shall have been completed in accordance with the Separation Agreement (other than those steps in the Restructuring contemplated to occur following the Separation);

•  Aimco shall have received such solvency opinions, each in such form and substance, as it shall deem necessary, appropriate or advisable in connection with the consummation of the Separation;

•  the receipt by AIR of an opinion from Skadden, Arps to the effect that, commencing with AIR’s taxable year ending December 31, 2020, AIR will be organized in conformity with the requirements for qualification as a REIT under the Code, and AIR’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•  the receipt by Aimco of an opinion from Skadden, Arps to the effect that, commencing with Aimco’s taxable year ended December 31, 1994, Aimco has been organized in conformity with the requirements for qualification as a REIT under the Code, and Aimco’s actual method of operation through the date hereof has enabled, and its proposed method of operation will continue to enable, it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•  the SEC shall have declared effective New OP’s registration statement on Form 10, of which this information statement is a part, and AIR’s registration statement on Form 10, each under the Exchange Act, and no stop order relating to the registration statements shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been made available to holders of AIR OP Common Units as of the record date;

•  all actions and filings necessary or appropriate under applicable federal, state or foreign securities, or “blue sky” laws and the rules and regulations thereunder, shall have been taken and, where applicable, become effective or been accepted;

•  the AIR Common Stock to be distributed in the AIR Separation shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Separation, shall be threatened, pending or in effect; • any material governmental and third-party approvals shall have been obtained and be in full force and effect;

•  AIR and Aimco shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Separation, and the respective financings thereunder shall have been consummated and shall be in full force and effect;

•  Aimco has entered into a binding agreement with a third party to sell the Class A Preferred Stock;

•  Aimco and AIR shall each have taken all necessary actions that may be required to provide for the adoption by AIR of its amended and restated charter and bylaws, and AIR shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;

•  AIR shall have adopted the amended and restated articles of incorporation and amended and restated bylaws; and

•  no event or development shall have occurred or exist that, in the judgment of the board of directors of Aimco, in its sole discretion, makes it inadvisable to effect the Separation.

We cannot assure you that all of the conditions will be satisfied or waived. See “The Separation—Conditions to the Separation” for additional details.

Can Aimco decide to terminate the Separation even if all the conditions have been satisfied?	Yes. The Separation is subject to the satisfaction or waiver by Aimco of certain conditions. Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time.

What will happen to AIR OP equity awards in connection with the Separation?	Any equity awards relating to units of AIR OP will be adjusted to reflect the impact of the New OP Separation. Specifically, it is expected that each outstanding time or performance-vesting AIR OP equity award will be converted into awards of both units of AIR OP and units of New OP. The number of units of AIR OP and the number of units in New OP subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original AIR OP equity award as measured immediately before the New OP Separation.

What will be the relationship between Aimco (and New OP) and AIR (and AIR OP) following the completion of the Separation?	After the completion of the Separation, AIR and Aimco will be two, focused and independent companies. AIR OP will be approximately 95% owned by AIR, while New OP will be approximately 95% owned by Aimco. AIR and Aimco will enter into the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, and the Master Leasing Agreement, among others. Such agreements will govern our relationship with AIR and its subsidiaries from and after the Separation, including certain allocations of assets and liabilities and obligations attributable to periods prior to the Separation, and our rights and obligations, including indemnification arrangements for certain liabilities after the Separation, ongoing services, including property management services, provided by AIR to us, or our leases from AIR of the leased properties, including the Initial Leased Properties. AIR will initially provide Aimco with property management services and customary administrative and support services. Our subsidiary will also be the obligor on three-year, $534 million, notes payable to AIR. See “Our Relationship with AIR Following the Separation.”

Will I receive physical certificates representing New OP Units following the New OP Separation?	No. No physical certificates representing New OP Units will be issued. Instead, Aimco, with the assistance of Computershare Trust Company, N.A., the distribution agent, will cause the securities to be issued electronically to you or to your bank or brokerage firm or 401(k) plan or other channel on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your New OP Units, or your bank or brokerage firm will credit your account for the securities or it will be reflected in your 401(k) or other statement. A benefit of issuing the securities electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical certificates. See “The Separation—Manner of Effecting the Separation.”

Will the number of AIR OP Common Units that I own change as a result of the New OP Separation?

No. The number of AIR OP Common Units you own will not change as a result of the Separation.

If you own AIR OP Common Units as of the close of business on the record date, you will receive one New OP Unit for each one AIR OP Common Unit that you own on the record date.

Will I receive shares of AIR Common Stock in the AIR Separation?	No. You will not receive any shares of AIR Common Stock in the AIR Separation unless you are a holder of Aimco Common Stock on the record date. Being a holder of AIR OP Common Units on the record date does not entitle you to receive AIR Common Stock in the Separation. However, it is expected that the limited partnership agreement of AIR OP will be amended in connection with the Separation to, among other things, provide that the redemption rights applicable to AIR OP Common Units currently denominated in shares of Aimco Common Stock will be redenominated in shares of AIR Common Stock.

Will Aimco or New OP incur or assume indebtedness in connection with the Separation?	Yes. It is expected that Aimco and certain of its subsidiaries (including New OP) will enter into a new revolving secured credit facility. In addition, we anticipate that Aimco and New OP (through ownership of our subsidiaries) will assume or retain existing property-level indebtedness related to the properties we will own after the completion of the Separation. In addition, in connection with the Separation, New OP’s subsidiary, Aimco JO, will become the obligor on two notes payable to subsidiaries of AIR with an aggregate principal amount equal to approximately $534 million.

Are there risks associated with owning New OP Units?	Yes. Our business is subject to both general and specific risks and uncertainties relating to our business, including risks specific to our ownership of real estate and the real estate industry in which we operate, our leverage, our relationship with AIR and AIR OP, and New OP’s and AIR OP’s status as two, independent companies. Our business is also subject to risks relating to the Separation. These risks are described in the “Risk Factors—Risks Related to the Separation” section in this information statement, and are described in more detail in the “Risk Factors” section of this information statement. We encourage you to read those sections carefully.

Do I have appraisal rights in connection with the Separation?	No. Holders of AIR OP Common Units will not have any appraisal rights in connection with the Separation.

Who is the transfer agent for New OP Units?	The transfer agent for the New OP Units will be Computershare Trust Company, N.A.

Where can I get more information?

If you have any questions relating to the Separation, AIR Common Stock, AIR OP Common Units, Aimco Common Stock or New OP Units, you should contact Aimco at:

Apartment Investment and Management Company
Investor Relations
4582 South Ulster Street, Suite 1700
Denver, CO 80237

Phone: (303) 793-4661
Email: Investor@aimco.com

SUMMARY HISTORICAL COMBINED AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set forth below are the summary historical combined financial data of New OP’s predecessors (collectively, “New OP Predecessor”) and New OP Predecessor’s summary unaudited pro forma combined financial data as of the dates and for the periods presented. We have not presented historical information of New OP because it has not had any operating activity since its formation on August 11, 2020, other than the issuance of a general partner interest and a limited partner interest to wholly owned subsidiaries of Aimco. The summary historical condensed combined financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, as set forth below, were derived from New OP Predecessor’s unaudited condensed combined financial statements, which are included elsewhere in this information statement. The summary historical combined financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018, and 2017, as set forth below, were derived from New OP Predecessor’s audited combined financial statements, which are included elsewhere in this information statement. In management’s opinion, the unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The historical combined financial statements of New OP Predecessor do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been “carved out” from Aimco and AIR OP’s consolidated financial statements. These historical combined financial statements include expense allocations related to certain centralized corporate costs attributable to New OP Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on its relative share of total gross potential revenue of AIR OP, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR OP, which we believe to be reasonable methodologies. These allocations may not be indicative of the actual expenses that would have been incurred had New OP Predecessor operated as an independent company as of the date and for the periods presented. Management believes that the assumptions and estimates used in preparation of the historical combined financial statements of New OP Predecessor are reasonable. However, these historical combined financial statements herein do not necessarily reflect what New OP Predecessor’s financial position, results of operations or cash flows would have been if each had been a standalone company as of the date or for the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

New OP Predecessor’s unaudited pro forma combined financial data have been derived from the historical combined financial statements, which are included elsewhere in this information statement. New OP Predecessor’s unaudited pro forma combined balance sheet as of September 30, 2020, assumes the Separation and the related transactions occurred on September 30, 2020. New OP Predecessor’s pro forma combined statements of operations for the nine months ended September 30, 2020, and for the year ended December 31, 2019, assume the Separation and the related transactions occurred on January 1, 2019. The following unaudited pro forma combined financial data gives effect to the Separation and the related transactions, including: (i) the anticipated incurrence of new debt by us and the anticipated related interest expense, (ii) the distribution of 157,327,360 New OP Units to holders of AIR OP Common Units in the New OP Separation, (iii) the impact of the Master Services Agreement and the Master Leasing Agreement between AIR and Aimco, and (iv) incremental employee-related costs recorded within general and administrative expenses.

New OP Predecessor’s unaudited pro forma combined financial statements are not necessarily indicative of what our actual financial position and results of operations would have been if the Separation occurred on the dates indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable.

Since the information presented below is only a summary and does not provide all of the information contained in the historical combined financial statements of New OP Predecessor or our unaudited pro forma combined financial statements, including the related notes, you should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” New OP Predecessor’s historical combined financial statements and notes thereto, and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this information statement.

The accompanying combined financial statements have been prepared on a carve-out basis in accordance with U.S. generally acceptable accounting principles (“GAAP”). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(in thousands)	Nine Months Ended September 30,			Year Ended December 31,
	Pro Forma 2020 (unaudited)	2020 (unaudited)	2019 (unaudited)	Pro Forma 2019 (unaudited)	2019	2018	2017
OPERATING DATA:
Total revenues	$116,188	$112,802	$105,491	$159,998	$143,692	$132,163	$127,613
Total operating expenses	132,291	108,434	92,159	174,892	128,633	108,693	101,194
Net (loss) income	(50,613)	9,664	1,382	(59,430)	113	3,411	5,199
Net loss attributable to redeemable noncontrolling interests in consolidated real estate partnership	349	349	144	382	191	—	—
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnership	(4)	(4)	16	15	15	5	11

Net (loss) income attributable to New OP Predecessor	$(50,268)	$10,009	$1,542	$(59,033)	$319	$3,416	$5,210

(in thousands)	As of September 30,		As of December 31,
	Pro Forma 2020 (unaudited)	2020 (unaudited)	2019	2018
BALANCE SHEET INFORMATION:
Net real estate	$991,266	$991,266	$935,968	$655,289
Total assets	2,056,681	1,342,808	1,260,125	679,188
Total indebtedness	983,822	515,990	558,933	420,214
Total liabilities	1,621,893	691,706	741,845	451,712
Total partners’ capital	430,417	646,731	513,560	227,476

(in thousands)	Nine Months Ended September 30,		Year Ended December 31,
	2020 (unaudited)	2019 (unaudited)	2019	2018	2017
CASH FLOW DATA:
Net cash provided by operating activities	$41,332	$48,379	$57,929	$53,486	$46,683
Net cash used in investing activities	(107,641)	(127,417)	(412,856)	(37,844)	(50,780)
Net cash provided by (used in) financing activities	65,355	84,643	360,242	(15,923)	3,993

(in thousands, unaudited)	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
OTHER DATA:
Adjusted EBITDAre (1)	81,552	57,753	80,024	73,193	68,953

(1)

Adjusted EBITDAre is a non-GAAP financial measure. Since this non-GAAP financial measure is not a measure calculated in accordance with U.S. GAAP, it should not be considered in isolation of, or as a substitute for, our results reported under U.S. GAAP as indicators of our operating performance. This measure, as we calculate it, may not be comparable to similarly titled measures employed by other companies. We present this non-GAAP measure because management believes that it is meaningful to understanding our performance during the periods presented and its ongoing business. Non-GAAP measures are not prepared in accordance with U.S. GAAP and therefore are not necessarily comparable to similarly titled metrics or the financial results of other companies. This non-GAAP measure should be considered a supplement to, not a substitute for, or superior to, the corresponding financial measures calculated in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for the definition of Adjusted EBITDAre and an important discussion of its uses, inherent limitations, and reconciliations to its most directly comparable GAAP financial measure.

RISK FACTORS

The following sets forth material risks related to the Separation, Aimco’s and New OP’s business following the completion of the Separation, and the New OP Units. You should carefully consider the following risks and other information contained in this information statement in evaluating us and the New OP Units, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” contained in this information statement. The risks described below are not the only risks that Aimco’s and New OP’s business face or that the separate companies will face after the consummation of the Separation and the related transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect either company’s business, financial condition, and could, in turn, impact the value of the New OP Units.

RISKS RELATED TO OUR BUSINESS

Pandemics, such as COVID-19, may affect our ability to collect rents and late fees from tenants, and our ability to evict tenants, in addition to having other negative effects on our business, which in turn could adversely affect our financial condition and results of operations.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, could negatively impact our tenants and our operations. The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. The outbreak of the COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting a wide variety of measures including states of emergency, mandatory quarantines, required business and school closures, implementing “shelter in place” orders, and restricting travel. In addition, many cities and states have enacted, or are considering enacting, exceptions to contractual obligations for residents and commercial tenants, including government mandated rent delays or other abatement measures or concessions or prohibitions on lease terminations or evictions. Many experts predict that the outbreak will trigger a period of material global economic slowdown or a global recession.

Factors that have negatively impacted, or would negatively impact, our operations or those of entities in which we hold a partial interest (including our interest in the partnership owning the Parkmerced Apartments), during the COVID-19 pandemic or another pandemic include:

•	our ability to collect rents and late fees on a timely basis or at all, without reductions or other concessions;

•	our ability to evict residents for non-payment and for other reasons;

•	our ability to ensure business continuity in the event our continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	fluctuations in regional and local economies, local real estate conditions, and rental rates;

•	our ability to control incremental costs associated with COVID-19;

•	our ability to dispose of communities at all or on terms favorable to us;

•	our ability to complete redevelopments and developments and other construction projects as planned; and

•	potential litigation relating to the COVID-19 pandemic.

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of this outbreak will be on the global economy, our residents and commercial tenants, our communities, and the operations of entities in which we hold a partial interest (including our interest in the partnership owning the Parkmerced Apartments), or for how long disruptions are likely to continue. The extent of such impact will depend on developments, which are highly uncertain, rapidly evolving and cannot be predicted, including the ability to contain the virus, the duration of measures implemented, and the overall impact of these measures. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our operating results and financial condition. The COVID-19 pandemic also may have the effect of heightening many of the other risks described below.

Redevelopment, development, and construction risks could affect our profitability.

Redevelopment and development are subject to numerous risks, including the following:

•

we may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third-party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;

•	we may incur costs that exceed our original estimates due to increased material, labor, or other costs, such as litigation;

•	we may be unable to complete construction and lease-up of an apartment community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;

•

occupancy rates and rents at an apartment community may fail to meet our expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development of competing communities;

•	we may be unable to obtain financing, including construction loans, with favorable terms, or at all, which may cause us to delay or abandon an opportunity;

•

we may abandon opportunities that we have already begun to explore, or stop projects we have already commenced, for a number of reasons, including changes in local market conditions or increases in construction or financing costs, and, as a result, we may fail to recover costs already incurred in exploring those opportunities;

•

we are required to pay rent to AIR on the Initial Leased Properties (and any additional properties we may lease from them in accordance with the Master Leasing Agreement), regardless of whether our redevelopments or developments are successful;

•

we have the right to terminate our leases with AIR and may receive payment from AIR, but the price AIR generally has the option to pay in such event under the Master Leasing Agreement may be less than what a third party would have been willing to pay us if we sold such lease to a third party;

•	we may incur liabilities to third parties during the redevelopment or development process and we may be faced with claims for construction defects after a property has been developed;

•	we may face opposition from local community or political groups with respect to the development, construction or operations at a particular site;

•	health and safety incidents or other accidents on site may occur during development;

•

unexpected events or circumstances may arise during the redevelopment or development process that affect the timing of completion and the cost and profitability of the redevelopment or development; and

•	loss of a key member of a redevelopment or development team could adversely affect our ability to deliver redevelopments and developments on time and within our budget.

Some of these development risks may be heightened given current uncertain and potentially volatile market conditions. If market volatility causes economic conditions to remain unpredictable or to trend downwards, we may not achieve our expected returns on properties under development and we could lose some or all of our investments in those properties. In addition, the lead time required to develop, construct, and lease-up a development property may increase, which could adversely impact our projected returns or result in a termination of the development project.

In addition, we may serve as either the construction manager or the general contractor for our development projects. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications, and timetables. These failures could be caused by labor strikes, weather, government regulations, and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are underinsured.

Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures, or adversely affect our ability to pay dividends or distributions.

Our ability to fund necessary capital expenditures on our communities depends on, among other things, our ability to generate net operating income in excess of required debt payments and our ability to collect on interest and principal payments due to us pursuant to the Parkmerced Loan. If we are unable to fund capital expenditures on our communities, we may not be able to preserve the competitiveness of our communities, which could adversely affect their net operating income and long-term value.

Our ability to make payments to our investors depends on our ability to generate net operating income in excess of required debt payments and capital expenditure requirements and our ability to collect on interest and principal payments due to us pursuant to the Parkmerced Loan. Our net operating income and liquidity may be adversely affected by events or conditions beyond our control, including:

•	the general economic climate;

•

an inflationary environment in which the costs to operate and maintain our communities increase at a rate greater than our ability to increase rents, which we can only do upon renewal of existing leases or at the inception of new leases;

•	competition from other apartment communities and other housing options;

•	local conditions, such as loss of jobs, unemployment rates, or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;

•	changes in governmental regulations and the related cost of compliance;

•	changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and

•	changes in interest rates and the availability of financing.

We will initially be primarily dependent on AIR for our pipeline of redevelopment and development opportunities.

We will initially be primarily dependent on the pipeline of redevelopment and development opportunities that may be sourced by AIR for a significant portion of our anticipated growth and future revenue. Until we acquire additional sources of redevelopment and development opportunities, we will primarily depend on AIR. We may not be successful in identifying additional opportunities to further diversify and increase our sources of revenue and reduce our portfolio concentration in the near future or at all. The inability of AIR to source such opportunities for us efficiently or at all, could have a material adverse effect on us.

Our portfolio of Stabilized Seed Properties is geographically concentrated in the Northeast region of the United States and in California, which makes us more susceptible to regional and local adverse economic and other conditions than if we owned a more geographically diversified portfolio.

Upon the completion of the Separation, the majority of our Stabilized Seed Properties will be located in the Northeast region of the United States and in California. As a result, we are particularly susceptible to adverse economic or other conditions in these markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters (including earthquakes, storms, and hurricanes), potentially adverse effects of “global warming,” and other disruptions that occur in these markets (such as terrorist activity or threats of terrorist activity and other events), any of which may have a greater impact on the value of our assets or on our operating results than if we owned a more geographically diversified portfolio.

We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners, operators, and developers of office, multifamily or retail assets, or future development assets. Our operations may also be affected if competing assets are built in these markets. Moreover, submarkets within our core markets may be dependent upon a limited number of industries. Any adverse economic or other conditions in the Northeast region of the United States or in California, or any decrease in demand for office, multifamily, or retail assets could adversely impact our financial condition and results of operations.

Our development projects may subject us to certain liabilities, and we are subject to risks associated with developing properties in partnership with others.

We may hire and supervise third-party contractors to provide construction, engineering, and various other services for development projects. Certain of these contracts may be structured such that we are the principal rather than the agent. As a result, we may assume liabilities in the course of the project and be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we have engaged.

Adverse outcomes of disputes or litigation could negatively impact our business, results of operations, and financial condition, particularly if we have not limited the extent of the damages for which we may be liable, or if our liabilities exceed the amounts of the insurance that we carry. Moreover, our tenants may seek to hold us accountable for the actions of contractors because of our role even if we have technically disclaimed liability as a legal matter, in which case we may determine it necessary to participate in a financial settlement for purposes of preserving the tenant or customer relationship or to protect our corporate brand. Acting as a principal may also mean that we pay a contractor before we have been reimbursed by our tenants. This exposes us to additional risks of collection in the event of a bankruptcy, insolvency or a condominium purchaser default. The reverse can occur as well, where a contractor we have paid files for bankruptcy protection or commits fraud with the funds before completing a project that we have funded in part or in full.

Additionally, we may use partnerships and limited liability companies to develop some of our real estate investments. Acting through our wholly owned subsidiaries, we typically will be the general partner or managing member in these partnerships or limited liability companies. There are, however, instances in which we may not control or even participate in management or day-to-day operations of these properties. The use of partnerships and limited liability companies involve special risks associated with the possibility that:

•	a partner or member may have interests or goals inconsistent with ours;

•	a general partner or managing member may take actions contrary to our instructions, requests, policies or objectives with respect to our real estate investments;

•	a partner or member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project; or

•	a partner may not fulfill its contractual obligations.

In the event any of our partners or members files for bankruptcy, we could be precluded from taking certain actions affecting our project without bankruptcy court approval, which could diminish our control over the project even if we were the general partner or managing member. In addition, if the bankruptcy court were to discharge the obligations of our partner or member, it could result in our ultimate liability for the project being greater than originally anticipated.

Further, disputes between us and a partner may result in litigation or arbitration that may increase our expenses and prevent our management from focusing their time and attention on our business.

To the extent we are a general partner, we may be exposed to unlimited liability, which may exceed our investment or equity in the partnership. If one of our subsidiaries is a general partner of a particular partnership, it may be exposed to the same kind of unlimited liability.

Development of properties entails a lengthy, uncertain and costly entitlement process.

Approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We may incur substantial costs to comply with legal and regulatory requirements. An increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. In addition, our competitors and local residents may challenge our efforts to obtain entitlements and permits for the development of properties. The process to comply with these regulations is usually lengthy and costly, may not result in the approvals we seek, and can be expected to materially affect our development activities.

Government regulations and legal challenges may delay the start or completion of the development of our communities, increase our expenses or limit our building of apartments or other activities.

Various local, state, and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales, and similar matters apply to or affect the real estate development industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state, and local policies, rules and regulations, and their interpretations and application.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities. These measures may reduce our ability to develop apartment communities and to build and sell other real estate development projects in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future sales, margins, and earnings.

In addition, there is a variety of legislation being enacted, or considered for enactment, at the federal, state, and local level relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. Such environmental laws may affect, for example, how we manage storm water runoff, wastewater discharges, and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state legislatures, which may, despite being phased in over time, significantly increase our costs of building apartment communities and the sale price to our buyers and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law.

Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Our noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocations, and other sanctions.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities, and other dealings with consumers. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Competition could limit our ability to lease apartment homes, increase or maintain rents or execute our development strategy.

Our apartment communities compete for residents with other housing alternatives, including other rental apartments and condominiums, and, to a lesser degree, single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. Competitive residential housing, as well as household formation and job creation in a particular area, could adversely affect our ability to lease apartment homes and to increase or maintain rental rates.

In addition, there are many developers, managers, and owners of apartment real estate and underdeveloped land, as well as other REITs, private real estate companies, and investors, that compete with us, some of whom have greater financial resources and market share than us. If our competitors prevent us from realizing our real estate development objectives, our performance may fall short of our expectations and adversely affect our business.

Because real estate investments are relatively illiquid, we may not be able to sell apartment communities or other assets when appropriate.

Real estate investments are relatively illiquid and generally cannot be sold quickly. REIT tax rules also restrict our ability to sell apartment communities. Thus, we may not be able to change our portfolio promptly in response to changes in economic or other market conditions. Our ability to dispose of apartment communities in the future will depend on prevailing economic and market conditions, including the cost and availability of financing. This could have a material adverse effect on our financial condition or results of operations.

Potential liability or other expenditures associated with potential environmental contamination may be costly.

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Potentially hazardous materials may include polychlorinated biphenyls, petroleum-based fuels, lead-based paint, or asbestos, among other materials. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions, damages to natural resources, and for potential fines or penalties in connection with such damage or with respect to the improper management of hazardous materials. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials at an apartment community. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

Rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

State and local governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

Laws benefiting disabled persons may result in our incurrence of unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or ADA, all places intended to be used by the public are required to meet certain federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988, or FHAA, requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For those apartment communities receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. These and other federal, state, and local laws may require structural modifications to our apartment communities or changes in policy/practice, or affect renovations of the communities. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our apartment communities are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA, the FHAA, and the Rehabilitation Act of 1973 in connection with the ongoing operation or redevelopment of our apartment communities.

Moisture infiltration and resulting mold remediation may be costly.

Although we will be proactively engaged in managing moisture intrusion and preventing the presence of mold at our apartment communities, it is not unusual for periodic moisture intrusion to cause mold in isolated locations within an apartment community. Aimco has implemented policies, procedures, and training, and include a detailed moisture intrusion and mold assessment during acquisition due diligence. We believe these measures will manage mold exposure at our apartment communities and will minimize the effects that mold may have on our residents. To date, Aimco has not incurred any material costs or liabilities relating to claims of mold exposure or to abate mold conditions. We will have only limited insurance coverage for property damage claims arising from the presence of mold and for personal injury claims related to mold exposure.

Although we will be insured for certain risks, the cost of insurance, increased claims activity, or losses resulting from casualty events may affect our financial condition and results of operations.

We will be insured for a portion of our real estate assets’ exposure to casualty losses resulting from fire, earthquake, hurricane, tornado, flood, and other perils, which insurance is subject to deductibles and self-insurance retention. We recognize casualty losses or gains based on the net book value of the affected asset and the amount of any related insurance proceeds. In many instances, the actual cost to repair or replace the apartment community may exceed its net book value and any insurance proceeds. We recognize the uninsured portion of losses as casualty losses in the periods in which they are incurred. In addition, we will be self-insured for a portion of our exposure to third-party claims related to our employee health insurance plans, workers’ compensation coverage, and general liability exposure. With respect to our exposure to claims of third parties, we establish reserves at levels that reflect our known and estimated losses. The ultimate cost of losses and the impact of unforeseen events may vary materially from recorded reserves, and variances may adversely affect our operating results and financial condition. We purchase insurance to reduce our exposure to losses and limit our financial losses on large individual risks. The availability and cost of insurance are determined by market conditions outside our control. No assurance can be made that we will be able to obtain and maintain insurance at the same levels and on the same terms as we do today. If we are not able to obtain or maintain insurance in amounts we consider appropriate for our business, or if the cost of obtaining such insurance increases materially, we may have to retain a larger portion of the potential loss associated with our exposures to risks.

Natural disasters and severe weather may affect our financial condition and results of operations.

Natural disasters such as earthquakes and severe weather such as hurricanes may result in significant damage to our real estate assets. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane) affecting a region may have a significant adverse effect on our financial condition and results of operations. We cannot accurately predict natural disasters or severe weather, or the number and type of such events that will affect us. As a result, our operating and financial results may vary significantly from one period to the next. Although we anticipate and plan for losses, there can be no assurance that our financial results will not be adversely affected by our exposure to losses arising from natural disasters or severe weather in the future that exceed our previous experience and assumptions.

We depend on our senior management.

Our success and our ability to implement and manage anticipated future growth depend, in large part, upon the efforts of our senior management team, who have extensive market knowledge and relationships, and exercise substantial influence over our operational, financing, acquisition, and disposition activity. Members of our senior management team have national or regional industry reputations that attract business and investment opportunities and assist us in negotiations with lenders, existing and potential tenants, and other industry participants. The loss of services of one or more members of our senior management team, or our inability to attract and retain similarly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry participants, which could adversely affect our financial condition, results of operations, and cash flow.

We will initially rely on AIR to manage a majority of our properties. If AIR fails to efficiently manage such properties, tenants may not renew their leases or we may become subject to unforeseen liabilities.

A majority of our Owned Properties will initially be managed by AIR. We do not supervise AIR or its managers and employees on a day-to-day basis and we cannot assure you that they will manage such properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants at such properties could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of AIR’s management performance, our financial condition and results of operations could be substantially harmed.

In addition to property management services, we will initially depend on AIR to conduct our business operations, and any adverse changes in the financial health of AIR or our relationship with it could hinder AIR’s ability to successfully manage our operations.

We will initially be dependent on AIR to manage our operations, including with respect to our financial controls and reporting, pursuant to the Master Services Agreement. Any adverse changes in the financial condition of AIR, AIR’s ability to retain or replace its employees, or our relationship with AIR, could hinder

AIR’s ability to successfully manage our operations, which would materially adversely affect our financial condition and results of operations.

Our business and operations would suffer in the event of significant disruptions or cyberattacks of our information technology systems or our failure to comply with laws, rules and regulations related to privacy and data protection.

Information technology, communication networks, and related systems are essential to the operation of our business. We use these systems to manage our resident and vendor relationships, internal communications, accounting and record-keeping systems, and many other key aspects of our business. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks, which also depend on the strength of our procedures and the effectiveness of our internal controls. Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks.

Despite system redundancy, risk transfer, insurance, indemnification, the implementation of security measures, required employee awareness training, and the existence of a disaster recovery plan for our internal information technology systems, our systems, and systems maintained by third-party vendors with which we do business are vulnerable to damage from any number of sources. We face risks associated with energy blackouts, natural disasters, terrorism, war, telecommunication failures, and cyberattacks and intrusions, such as computer viruses, malware, attachments to emails, intrusion, and unauthorized access, including from persons inside our organization or from persons outside our organization with access to our systems. We may also incur additional costs to remedy damages caused by such disruptions. Although we make efforts to maintain the security and integrity of our systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Any compromise of our security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information (which may be confidential, proprietary, or commercially sensitive in nature), and a loss of confidence in our security measures, which could harm our business.

We also are subject to laws, rules, and regulations in the United States, such as the California Consumer Protection Act (the “CCPA” (which became effective on January 1, 2020)), relating to the collection, use, and security of employee and other data. Evolving compliance and operational requirements under the CCPA and the privacy and data security laws of other jurisdictions in which we operate impose significant costs that are likely to increase over time. Our failure to comply with laws, rules, and regulations related to privacy and data protection could harm our business or reputation.

“ROFO/Purchase Option” provisions, such as in our Master Leasing Agreement, may discourage third parties from negotiating with us with respect to the sale of our real property.

During the term of the Master Leasing Agreement, AIR will have a purchase option on the direct or indirect transfer of any real property owned or, subject to the consent of the landlord, leased by us (including indirect transfers pursuant to a transfer of equity interests in any of our subsidiaries that owns or leases such real property) and any rights to acquire real property, but excluding any property leased from AIR pursuant to the Master Leasing Agreement, with respect to real property for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period, as well as a right of first offer with respect to stabilized properties that Aimco is under contract to purchase, but excluding any such transfers in respect of the Owned Properties, the Parkmerced Loan, and the Separate Portfolio Assets. This right of first offer and purchase option may discourage third parties from negotiation with us with respect to the sale of our real property and may limit the number of interested buyers, and further may prevent us from receiving the maximum price that we may otherwise have obtained for such properties.

See “Our Relationship with AIR Following the Separation—Master Leasing Agreement.”

There may be, or there may be the appearance of, conflicts of interest in our relationship with AIR.

There may be, or there may be the appearance of, conflicts of interest in our relationship with AIR. The Separation has been designed to minimize conflicts of interest between Aimco and AIR, however, there can be no assurance that such conflicts don’t exist.

Although each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business, Mr. Considine, along with Messrs. Miller and Stein, will serve on both Aimco’s and AIR’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies.

The agreements between AIR and us generally will not limit or restrict AIR or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Although Aimco and AIR will not generally engage in the same business, AIR and its affiliates may in the future determine to redevelop or develop apartment communities and other real estate assets, some of which may be in close proximity to certain of our apartment communities. Certain business opportunities appropriate for us may also in the future be appropriate for AIR or its affiliates, and we may compete with AIR for certain business opportunities. This may cause us to compete with AIR for business opportunities or result in a change in our current business strategy.

Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation or regulatory inquiries or enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities, and a resulting increased risk of litigation and regulatory enforcement actions.

Aimco’s business could be negatively affected as a result of the actions of activist stockholders.

Publicly traded companies have increasingly become subject to campaigns by investors advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases, or even sales of assets or the entire company. Given Aimco’s stockholder composition and other factors, it is possible Aimco’s stockholders or future activist stockholders may attempt to effect such changes. Responding to proxy contests and other actions by such activist stockholders or others would be costly and time-consuming, disrupt our operations and divert the attention of Aimco’s board of directors and senior management team from the pursuit of business strategies, which could adversely affect our results of operations and financial condition. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism or changes to the composition of the board of directors may lead to the perception of a change in the direction of the business, instability or lack of continuity, which may be exploited by our competitors, cause concern to our current or potential lenders, partners, or others with whom we do business, and make it more difficult to attract and retain qualified personnel.

RISKS RELATED TO OUR INDEBTEDNESS AND FINANCING

Our debt financing could result in foreclosure of our apartment communities, prevent us from making distributions on our equity, or otherwise adversely affect our liquidity.

At the completion of the Separation, it is expected that we will enter into a new revolving secured credit facility. Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing. We also anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to the properties we will own after the Separation. In addition, in connection with the Separation, New OP’s subsidiary, Aimco JO, will become the obligor on two notes payable to subsidiaries of AIR with an aggregate principal amount equal to approximately $534 million.

In connection with such financing activities, we will be subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that our indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of then-existing indebtedness. If we fail to make required payments of principal and interest on our non-recourse debt, our lenders could foreclose on the apartment communities and other collateral securing such debt, which would result in the loss to us of income and asset value. At the completion of the Separation, a significant number of our apartment communities will be encumbered by debt. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our communities or pay distributions required to maintain Aimco’s qualification as a REIT.

Disruptions in the financial markets could affect our ability to obtain financing and the cost of available financing and could adversely affect our liquidity.

Our ability to obtain financing and the cost of such financing depends on the overall condition of the United States credit markets. During periods of economic uncertainty, the United States credit markets may experience significant liquidity disruptions, which may cause the spreads on debt financings to widen considerably and make obtaining financing, both non-recourse property debt and corporate borrowings such as those under our credit facilities, more difficult. In particular, apartment borrowers have benefited from the historic willingness of the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, to make substantial amounts of loans secured by multifamily properties, even in times of economic distress. These two lenders are federally chartered and subject to federal regulation, which is subject to change, making uncertain their prospects and ability to provide liquidity in a future downturn.

If our ability to obtain financing is adversely affected, we may be unable to satisfy scheduled maturities on existing financing through other sources of liquidity, which could result in lender foreclosure on the apartment communities securing such debt and loss of income and asset value, both of which would adversely affect our liquidity.

Increases in interest rates would increase our interest expense and reduce our profitability, and the potential phasing out of LIBOR after 2021 may affect our financial results.

We expect that our new revolving secured credit facility will contain variable-rate interest and may be based, in part, on LIBOR. An increase or decrease in LIBOR would likely increase or decrease our interest expense. An increase in interest expense may affect our profitability.

In addition, in July 2017, the Financial Conduct Authority, which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. In 2018, the Alternative Reference Rates Committee identified the Secured Overnight Financing Rate, or SOFR, as the alternative to LIBOR. Whether or not SOFR attains market traction as a LIBOR replacement remains a question, and the future of LIBOR at this time is uncertain. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Due to the broad use of LIBOR as a reference rate, all financial market participants, including us, are impacted by the risks associated with this transition. To the extent any of our new revolving secured credit facility is expected to have a variable-rate interest based, in part, on LIBOR and, if LIBOR is no longer available, an alternative benchmark index. Accordingly, any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results, and cash flows.

Covenant restrictions may limit our operations and impact our ability to make payments to our investors.

Some of our existing and/or future debt and other securities may contain covenants that restrict our activities. These may include covenants that limit our operations or impact our ability to make distributions or other payments unless certain financial tests or other criteria are satisfied, as well as certain other customary affirmative and negative covenants. However, we have not yet entered into any commitments with respect to any such debt or other securities, and, accordingly, the terms of such debt or other securities have not yet been determined, remain under discussion, and are subject to change, including as a result of market conditions.

We may increase leverage in executing our development plan, which could further exacerbate the risks associated with our substantial indebtedness.

We may decide to increase our leverage to execute our development plan. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Although our credit facilities may limit our ability to incur additional indebtedness, our governing documents do not limit the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders. We may incur additional indebtedness from time to time in the future to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our indebtedness could intensify.

RISKS RELATED TO THE SEPARATION

The board of directors of Aimco has reserved the right, in its sole discretion, to amend, modify or abandon the Separation at any time prior to the distribution.

Until the Separation occurs, Aimco’s board of directors will have the sole discretion to amend, modify or abandon the Separation at any time prior to the distribution. This means Aimco may cancel or delay the New OP Separation or the AIR Separation if at any time the board of directors of Aimco determines, in its sole discretion, that the New OP Separation or the AIR Separation or the terms thereof are not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the New OP Separation or the AIR Separation is no longer advisable at that time. If Aimco’s board of directors determines to terminate the New OP Separation or the Separation, holders of AIR OP Common Units will not receive any distribution of New OP Units and stockholders of Aimco will not receive any distribution of AIR Common Stock, and Aimco and AIR OP will be under no obligation whatsoever to their stockholders or equityholders, as applicable, to distribute such shares or units. In addition, the Separation is subject to the satisfaction or waiver (by Aimco in its sole discretion) of a number of conditions. See “The Separation—Conditions to the Separation.”

The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results.

Our historical consolidated financial data and our unaudited pro forma financial data included in this information statement may not reflect our business, financial position results of operations had Aimco been an independent company during the periods presented, or what our business, financial position, results of operations or cash flows will be in the future when Aimco is an independent company. Prior to the Separation, our business has been operated by Aimco as part of one corporate organization and not operated as a stand-alone company.

Our historical combined financial data does not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been “carved out” from Aimco’s consolidated financial statements. These historical combined financial statements include expense allocations related to certain centralized corporate costs attributable to New OP Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations. These allocations may not be indicative of the actual expense that we would have incurred had Aimco operated as a separate company for the periods presented. We believe that the assumptions and estimates used in preparation of the underlying combined financial statements are reasonable. However, the combined financial statements do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a standalone company during the periods presented, nor are they necessarily indicative of our future results of operations, financial position or cash flows.

The pro forma financial data included in this information statement includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. For these reasons, our cost structure may be higher, and our future performance may be worse, than the performance implied by the pro forma financial data presented in this information statement. For additional information about the basis of presentation of our combined historical financial data and our pro forma combined financial data included in this information statement, see “Description of Financing and Material Indebtedness,” “Capitalization,” “Summary Historical Combined and Unaudited Pro Forma Financial Information,” “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation.

Following the Separation, we and AIR will be two, focused and independent companies. We may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from AIR in the time we expect, if at all. For instance, it may take longer than anticipated for us to, or we may never, succeed in growing our revenues through our development and redevelopment business.

The Separation could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

The Separation may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between AIR and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Separation from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties or other effects could materially and adversely affect our business, financial position or results of operations. In addition, following the Separation, disputes with AIR could arise in connection with each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement or certain other agreements.

In connection with the Separation, we have assumed and will assume, and will indemnify AIR for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be adversely affected. In addition, AIR will indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities we incur, and AIR may not be able to satisfy its obligations in the future.

Pursuant to the Separation Agreement, we will agree to assume and indemnify AIR for certain liabilities, including liabilities related to the Separation, the Restructuring, or the related transactions. Such liabilities may include, among other items, associated defense costs, settlement amounts, and judgments. Payments pursuant to these assumptions and indemnities may be significant and may require us to divert cash to meet these obligations, which could negatively impact our business.

Third parties could also seek to hold us responsible for any of the liabilities allocated to AIR, including liabilities in excess of $10 million in the aggregate arising out of litigation matters related to pre-closing occurrences (that are not related to the Separation, the Restructuring, the related transactions, or other liabilities allocated to Aimco pursuant to the terms of the Separation Agreement). AIR will agree to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. In addition, AIR may not be able to fully satisfy its indemnification obligations with respect to the liabilities we incur. Even if we ultimately succeed in recovering from AIR, any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations, and cash flows.

For more information, see “Our Relationship with AIR Following the Separation” and “Legal Proceedings—Separation.”

Although we intend to receive solvency opinions in connection with the Separation, the Separation may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

We intend to receive solvency opinions in connection with the Separation, however, a court could nonetheless deem the Separation or certain internal restructuring transactions undertaken by Aimco in connection therewith to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor-transferor was insolvent, or that rendered the debtor-transferor insolvent, inadequately capitalized or unable to pay its debts as they become due.

If a court were to find that any part of the Separation was a fraudulent transfer or conveyance, a court could void the Separation or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors or require stockholders to return any dividends previously paid by Aimco. Moreover, a court could void certain elements of the Separation or AIR could be awarded monetary damages for the difference between the consideration received by AIR or its stockholders and the fair market value of the transferred property at the time of the Separation. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.

Although we have endeavored to enter into agreements on market terms, our agreements with AIR may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

The agreements related to the Separation, including the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other agreements, will have been entered into in the context of the Separation while we still control AIR. As a result, although we have endeavored to enter into these agreements on market terms, they may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements being entered into in the context of the Separation concern, among other things, allocation of assets and liabilities attributable to periods prior to the Separation and the rights and obligations, including certain indemnification obligations, of AIR and us after the Separation, certain services provided by us to AIR and by AIR to us after the Separation, and our lease from AIR of the Initial Leased Properties. For a more detailed description, see “Our Relationship with AIR Following the Separation” and “Description of Financing and Material Indebtedness.”

After the Separation, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

In connection with the Separation, AIR will retain substantially all of Aimco’s existing employees (including Aimco’s existing property management employees), and Aimco will employ approximately 50 of

Aimco’s existing employees. We have no significant historical operations as an independent company from AIR and will not, at the completion of the Separation, have the infrastructure or personnel necessary to operate as an independent company without relying on AIR to provide certain services on an ongoing basis. We may need additional personnel or third-party service providers to successfully operate our business. Upon the completion of the Separation, we will enter into a Master Services Agreement with AIR pursuant to which AIR will provide certain services to us to allow us to benefit from certain cost efficiencies in sharing certain resources and personnel. As a separate publicly traded company, Aimco will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with the NYSE continued listing requirements as well as compliance with generally applicable tax and accounting rules, for which it will generally be reliant on services provided by AIR under the Master Services Agreement. Because our business has not been operated as a separate company, we cannot assure you that it will be able to successfully implement the infrastructure or retain or hire the personnel necessary to operate as a separate company or that we will not incur costs in excess of anticipated costs to establish such infrastructure and retain or hire such personnel.

RISKS RELATED TO TAX LAWS AND REGULATIONS

Aimco may fail to qualify as a REIT.

If Aimco fails to qualify as a REIT, Aimco will not be allowed a deduction for dividends paid to its stockholders in computing its taxable income and will be subject to United States federal income tax at regular corporate rates. This would substantially reduce our funds available for distribution to our investors. Unless entitled to relief under certain provisions of the Code, Aimco also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. In addition, Aimco’s failure to qualify as a REIT may place us in default under our credit facilities.

We believe that Aimco operates, and has since its taxable year ended December 31, 1994, operated, in a manner that enables it to meet the requirements for qualification and taxation as a REIT. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Moreover, even a technical or inadvertent mistake could jeopardize our REIT status. Aimco’s continued qualification as a REIT will depend on its satisfaction of certain asset, income, investment, organizational, distribution, stockholder ownership, and other requirements on a continuing basis. Aimco’s ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Aimco’s compliance with the REIT annual income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the Internal Revenue Service (the “IRS”), will not contend that our interests in subsidiaries or other issuers constitutes a violation of the REIT requirements. Moreover, future economic, market, legal, tax, or other considerations may cause Aimco to fail to qualify as a REIT, or the board of directors of Aimco may determine to revoke its REIT status.

Furthermore, if Aimco fails to remain qualified as a REIT for its 2020 and 2021 taxable years, and AIR is deemed to be a “successor” of Aimco under Section 856 of the Code, then AIR may also fail to qualify as a REIT. There can be no assurance that Aimco will remain qualified as a REIT for its 2020 and 2021 taxable years.

REIT distribution requirements limit our available cash.

As a REIT, Aimco is subject to annual distribution requirements. AIR OP pays distributions intended to enable Aimco to satisfy its distribution requirements. This limits the amount of cash available for other business purposes, including amounts to fund our growth. Aimco generally must distribute annually at least 90% of its “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income, determined without regard to the dividends paid deduction and excluding any net capital gain, in order for its distributed earnings not to be subject to United States federal corporate income tax. We intend to make distributions to Aimco’s stockholders to comply with the requirements applicable to REITs under the Code (which may be all cash or combination of cash and stock satisfying the requirements of applicable law). However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell apartment communities or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.

Aimco may be subject to federal, state, and local income taxes in certain circumstances.

Even as a REIT, Aimco may be subject to United States federal income and excise taxes in various situations, such as on its undistributed income. Aimco could also be required to pay a 100% tax on any net income on non-arm’s-length transactions between Aimco and a taxable REIT subsidiary and on any net income from sales of apartment communities that were held for sale primarily in the ordinary course. State and local tax laws may not conform to the United States federal income tax treatment, and Aimco may be subject to state or local taxation in various state or local jurisdictions in which Aimco transacts business. Any taxes imposed on Aimco would reduce our operating cash flow and net income and could negatively impact our ability to pay dividends and distributions.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

REITs are entitled to a United States federal tax deduction for dividends paid to their stockholders. As compared to other taxable corporations, this ability to reduce or eliminate the REIT’s taxable income by paying dividends to stockholders is a principal benefit of maintaining REIT status, generally resulting in a lower combined tax liability of the REIT and its stockholders as compared to that of the combined tax liability of other taxable corporations and their stockholders. Notwithstanding this combined benefit, dividends payable by REITs may result in marginally higher taxes to the stockholder.

C-corporations are generally required to pay United States federal income tax on earnings. After tax earnings are then available for stockholder dividends. The maximum United States federal tax rate applicable to income from “qualified dividends” payable to United States stockholders that are individuals, trusts, and estates is currently 20%, plus the 3.8% investment tax surcharge. While dividends payable by REITs are generally not eligible for the qualified dividend reduced rates, stockholders that are individuals, trusts, or estates, and meet certain requirements, may generally deduct 20% of the aggregate amount of ordinary dividends from REITs. This deduction is available for taxable years beginning after December 31, 2017, and before January 1, 2026, and will generally cause the maximum tax rate for ordinary dividends from REITs to be 29.6%, plus the 3.8% investment tax surcharge. The more favorable tax rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporates that pay dividends, which could adversely affect the value of the shares of REITs, including Aimco Common Stock.

Complying with the REIT requirements may cause Aimco to forgo otherwise attractive business opportunities.

To qualify as a REIT, Aimco must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts distributed to Aimco stockholders, and the ownership of Aimco stock. As a result of these tests, Aimco may be required to make distributions to stockholders at disadvantageous times or when Aimco does not have funds readily available for distribution, forgo otherwise attractive investment opportunities, liquidate assets in adverse market conditions, or contribute assets to a TRS that is subject to regular corporate federal income tax.

Changes to United States federal income tax laws could materially and adversely affect Aimco and Aimco’s stockholders.

The present United States federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the United States federal income tax treatment of an investment in Aimco Common Stock. The United States federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS, and the United States Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect Aimco or Aimco’s stockholders. Revisions in federal tax laws and interpretations thereof could significantly and negatively affect Aimco’s ability to qualify as a REIT and the tax considerations relevant to an investment in Aimco Common Stock, or could cause Aimco to change its investments and commitments.

Government housing regulations may limit the opportunities at some of our apartment communities and failure to comply with resident qualification requirements may result in financial penalties or loss of benefits, such as rental revenues paid by government agencies. Additionally, the government may cease to operate or reduce funding for government housing programs, which would result in a loss of benefits from those programs.

We will own equity interests in entities that own certain apartment communities that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development, or HUD, or state housing finance agencies, typically provide one or more of the following: mortgage insurance; favorable financing terms; tax-exempt interest; historic or low-income housing tax credits; or rental assistance payments to the apartment community owners. As a condition of the receipt of assistance under these programs, the apartment communities must comply with various requirements, which typically limit rents to pre-approved amounts and limit our choice of residents to those with incomes at or below certain levels. Failure to comply with these requirements may result in financial penalties or loss of benefits. We are usually required to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted apartment community. We may not always receive such approval.

RISKS RELATED TO NEW OP UNITS

There are restrictions on the ability to transfer and redeem New OP Units, there is no public market for New OP Units and holders of New OP Units are subject to dilution.

The New OP partnership agreement will restrict the transferability of New OP Units. Until the expiration of a one-year holding period, subject to certain exceptions, investors may not transfer New OP Units without the consent of New OP’s general partner. Thereafter, investors may transfer such New OP Units subject to the satisfaction of certain conditions, including the general partner’s right of first refusal. In addition, after the expiration of the one-year holding period, investors will have the right, subject to the terms of New OP’s partnership agreement, to require New OP to redeem all or a portion of such investor’s New OP Units (in exchange for shares of Aimco Common Stock or cash, in New OP’s discretion) once per quarter on an exchange date set by New OP, provided such investor provides notice at least 45 days prior to the quarterly exchange date. See “Description of New OP Units and Summary of New OP Partnership Agreement—Redemption Rights of Qualifying Parties” and “Description of New OP Units and Summary of New OP Partnership Agreement—Transfers and Withdrawals.” There is no public market for the New OP Units. New OP has no plans to list any New OP Units on a securities exchange. It is unlikely that any person will make a market in the New OP Units, or that an active market for the New OP Units will develop. If a market for the New OP Units develops and the New OP Units are considered “readily tradable” on a “secondary market (or the substantial equivalent thereof),” New OP would be classified as a publicly traded partnership for U.S. federal income tax purposes, which could have a material adverse effect on New OP and its unitholders.

In addition, New OP may issue an unlimited number of additional New OP Units or other securities for such consideration and on such terms as it may establish, without the approval of the holders of New OP Units. Such securities could have priority over the New OP Units as to cash flow, distributions, and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of New OP Units.

Cash distributions by New OP are not guaranteed and may fluctuate with partnership performance.

New OP does not intend to make regular distributions to holders of New OP Units (other than what is required for Aimco to maintain its REIT status). The board of directors of New OP’s general partner will determine and declare distributions to holders of New OP Units. There can be no assurance regarding the amounts of available cash that New OP will generate or the portion that its general partner will choose to distribute. The actual amounts of available cash will depend upon numerous factors, including profitability of operations, required principal and interest payments on its debt, the cost of acquisitions (including related debt service payments), its issuance of debt and equity securities, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions, and financial, business, and other factors, some of which may be beyond New OP’s control. Cash distributions depend primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when AIR OP records losses and may not be made during periods when it records profits. The New OP partnership agreement gives the general partner discretion in establishing reserves for the proper conduct of the partnership’s business that will affect the amount of available cash. New OP may be required to make reserves for the future payment of principal and interest under its credit facilities and other indebtedness. In addition, New OP’s credit facilities may limit its ability to distribute cash to holders of New OP Units. As a result of these and other factors, there can be no assurance regarding actual levels of cash distributions on New OP Units, and New OP’s ability to distribute cash may be limited during the existence of any events of default under any of its debt instruments.

Holders of New OP Units have limited voting rights and are limited in their ability to effect a change of control.

New OP will be managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of New OP Units have only limited voting rights on matters affecting New OP’s business. Such matters relate to certain amendments of the partnership agreement and certain transactions such as the institution of bankruptcy proceedings, an assignment for the benefit of creditors and certain transfers by the general partner of its interest in New OP or the admission of a successor general partner. Holders of New OP Units have no right to elect the general partner on an annual or other continuing basis, or to remove the general partner. As a result, holders of New OP Units have limited influence on matters affecting the operation of New OP, and third parties may find it difficult to attempt to gain control over, or influence the activities of, New OP.

The limited partners of New OP are unable to remove the general partner of New OP or to vote in the election of Aimco’s directors unless they own shares of Aimco. In order to comply with specific REIT tax requirements, Aimco’s charter has restrictions on the ownership of its equity securities. As a result, New OP limited partners and Aimco stockholders are limited in their ability to effect a change of control of New OP and Aimco, respectively.

Holders of New OP Units may not have limited liability in specific circumstances.

The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in some states. If it were determined that New OP had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of New OP Units as a group to make specific amendments to the agreement of limited partnership or to take other action under the agreement of limited partnership constituted participation in the “control” of New OP’s business, then a holder of New OP Units could be held liable under specific circumstances for New OP’s obligations to the same extent as the general partner.

Aimco may have conflicts of interest with holders of New OP Units.

Conflicts of interest could arise in the future as a result of the relationships between the general partner of New OP and its affiliates (including Aimco), on the one hand, and New OP or any partner thereof, on the other. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to Aimco, as the sole stockholder of the general partner. At the same time, as the general partner of New OP, it has fiduciary duties to manage New OP in a manner beneficial to New OP and its limited partners. The duties of the general partner of New OP to New OP and its partners may therefore come into conflict with the duties of the directors and officers of the general partner to its sole stockholder, Aimco. Such conflicts of interest might arise in the following situations, among others:

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decisions of the general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional interests and reserves in any quarter, will affect whether or the extent to which there is available cash to make distributions in a given quarter;

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whenever possible, the general partner seeks to limit New OP’s liability under contractual arrangements to all or particular assets of New OP, with the other party thereto having no recourse against the general partner or its assets;

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any agreements between New OP and the general partner and its affiliates will not grant to the holders of New OP Units, separate and distinct from New OP, the right to enforce the obligations of the general partner and such affiliates in favor of New OP. Therefore, the general partner, in its capacity as the general partner of New OP, will be primarily responsible for enforcing such obligations; and

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under the terms of the New OP partnership agreement, the general partner is not restricted from causing New OP to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to New OP or entering into additional contractual arrangements with any of such entities on behalf of New OP. Neither the New OP partnership agreement nor any of the other agreements, contracts, and arrangements between New OP, on the one hand, and the general partner of New OP and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Provisions in the New OP partnership agreement may limit the ability of a holder of New OP Units to challenge actions taken by the general partner.

Delaware law provides that, except as provided in a partnership agreement, a general partner owes the fiduciary duties of loyalty and care to the partnership and its limited partners. The New OP partnership agreement expressly authorizes the general partner to enter into, on behalf of New OP, a right of first opportunity arrangement and other conflict avoidance agreements with various affiliates of New OP and the general partner, on such terms as the general partner, in its sole and absolute discretion, believes are advisable. The latitude given in the New OP partnership agreement to the general partner in resolving conflicts of interest may significantly limit the ability of a holder of New OP Units to challenge what might otherwise be a breach of fiduciary duty. The general partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of New OP without undue risk of liability.

The New OP partnership agreement limits the liability of the general partner for actions taken in good faith. New OP’s partnership agreement expressly limits the liability of the general partner by providing that the general partner, and its officers and directors, will not be liable or accountable in damages to New OP, the limited partners, or assignees for errors in judgment or mistakes of fact or law or of any act or omission if the general partner or such director or officer acted in good faith. In addition, New OP is required to indemnify the general partner, its affiliates, and their respective officers, directors, employees, and agents to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, and other actions incurred by the general partner or such other persons, provided that AIR OP will not indemnify for (i) willful misconduct or a knowing violation of the law or (ii) for any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement. The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and the general partner has not obtained an opinion of counsel covering the provisions set forth in the New OP partnership agreement that purport to waive or restrict the fiduciary duties of the general partner that would be in effect under common law were it not for the partnership agreement.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

New OP and its subsidiaries may be prohibited from making distributions and other payments.

All of New OP’s real estate assets will be owned by subsidiaries of New OP. As a result, New OP will depend on distributions and payments from its subsidiaries in order to satisfy our financial obligations and make payments to our equityholders, as applicable. The ability of New OP and its subsidiaries to make such distributions and other payments depends on their earnings and cash flows and may be subject to statutory or contractual limitations. As an equity investor in the REIT subsidiaries and our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors and any holders of preferred equity senior to our equity investments. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement includes forward-looking statements, including the sections entitled “Summary,” “Risk Factors,” “The Separation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business and Properties.” Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief, or expectations, including, but not limited to, statements regarding: the anticipated timing, structure, benefits, and tax treatment of the Separation; future financing plans, business strategies, growth prospects, and operating and financial performance; and expectations regarding the making of distributions and the payment of dividends.

Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “believe(s),” “plan(s),” “may,” “will,” “would,” “could,” “should,” “seek(s),” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors that could have a material adverse effect on our operations and future prospects or that could cause actual results to differ materially from our expectations include but are not limited to:

•	the effects of the coronavirus (COVID-19) pandemic on Aimco’s and AIR’s business and on the global and U.S. economies generally;

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real estate and operating risks, including those related to redevelopment and development, fluctuations in real estate values and the general economic climate in the markets in which we operate, and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; competition for redevelopment and development projects; the timing of acquisitions, dispositions, redevelopments and developments; and changes in operating costs, including energy costs;

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financing risks, including the availability and cost of capital markets’ financing; the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; and the risk that our earnings may not be sufficient to maintain compliance with debt covenants;

•	insurance risks, including the cost of insurance, natural disasters, and severe weather such as hurricanes;

•	the effects of other global or national health pandemics, epidemics or concerns;

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legal and regulatory risks, including costs associated with prosecuting or defending claims and any adverse outcomes; the terms of governmental regulations that affect us and interpretations of those regulations; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of apartment communities presently or previously owned by us;

•	negative economic conditions in our geographies of operation;

•	uninsured or underinsured losses that our properties may experience and other unanticipated expenses, including environmental compliance costs and liabilities;

•	our ability to manage our indebtedness level, changes in the terms of such indebtedness, and changes in market interest rates;

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covenants in our debt agreements and in the Master Leasing Agreement may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

•	Aimco’s ability to pay dividends and the tax treatment of such dividends for Aimco’s stockholders;

•	our or AIR’s loss of key personnel;

•	Aimco’s ability to maintain its status as a REIT;

•	whether or not the Separation is completed on the anticipated terms or at all;

•	the ability of Aimco, New OP, AIR or AIR OP to satisfy any necessary conditions to complete the Separation;

•	our ability to complete financings related to the Separation on acceptable terms or at all;

•	our relationship with AIR following the Separation;

•	the ability to achieve some or all of the benefits that we expect to achieve from the Separation or to successfully operate as a smaller company with a narrowed focus following the Separation;

•	activities by stockholder activists, including a proxy contest;

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the ability and willingness of AIR to meet or perform their obligations under any contractual arrangements that are entered into with us in connection with the Separation and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

•	unexpected liabilities, disputes or other potential unfavorable effects related to the Separation; and

•	additional factors discussed in the sections entitled “Business and Properties,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements speak only as of the date of this information statement. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

THE SEPARATION

Overview of the Separation

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the creation of New OP by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco is the best path forward to enhance value for all stockholders.

Upon the satisfaction or waiver by Aimco of the conditions to the Separation, which are described in more detail in “—Conditions to the Separation” below, AIR OP will effect the New OP Separation by distributing 100% of New OP Units held by AIR OP pro rata to holders of AIR OP Common Units. The distribution of New OP Units is expected to take place on                  , 2020. On the distribution date, each holder of AIR OP Common Units will receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date.

Thereafter, Aimco will effect the AIR Separation by distributing 100% of AIR Common Stock held by Aimco pro rata to holders of Aimco Common Stock. The distribution of AIR Common Stock is expected to take place on the distribution date. On the distribution date, each holder of Aimco Common Stock will receive one share of AIR Common Stock for each one share of Aimco Common Stock (and cash in lieu of fractional shares of Aimco Common Stock) held as of the close of business on the record date.

You will not be required to make any payment, or surrender or exchange your AIR OP Common Units, or take any other action to receive your New OP Units to which you are entitled on the distribution date.

In connection with the Separation, we will enter into agreements with AIR that set forth the relationship between us and AIR following the Separation. See “Our Relationship with AIR Following the Separation.”

Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time. We cannot provide any assurances that the Separation will be completed. For a more detailed description of these conditions, see “—Conditions to the Separation.”

Reasons for the Separation

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and NAV, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase FFO and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco’s properties by structuring the Separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the Separation is the best path forward to enhance value for all stockholders for a number of reasons, including the following:

•	Creates two focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We believe that having two focused and independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns; including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco’s focus is expected to create long-term value for real estate investors and will provide Aimco with flexibility to pursue broader opportunities, including those that are short-term dilutive, longer-term, to value realization, more complicated, better measured by NAV creation than FFO, or that involve more, non-recourse leverage. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. AIR’s focus on the ownership of stabilized properties and active management is expected to result in higher and more predictable earnings, measured by FFO.

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Enhances investor transparency, better highlights the attributes of both companies and provides investors with the option to invest in one or both companies. The Separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development and transactions through an investment in Aimco, or both. The separation will enable potential investors and the financial community to evaluate Aimco and AIR separately and assess the merits, performance, and future prospects of their respective businesses. In addition, we believe the Separation will make AIR and Aimco more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. Aimco’s business is expected to be less predictable in terms of quarter over quarter activity but to also have higher long-term target returns commensurate with such level of risk. Investors can increase their allocation to Aimco or to AIR, depending on their preference. AIR is expected to have higher dividends, with FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development. Investors can increase their allocation to Aimco or to AIR, depending on their preference.

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Limits AIR’s exposure to risks associated with the redevelopment and development business. AIR will be able to invest in stabilized properties that it believes will better support its underlying business. AIR is expected to have limited to no risk of earnings or cash flow dilution from non-earning assets, and to have limited execution risk for redevelopment, development, and lease-ups, low leverage and lower overhead costs (both in total dollars and as a percentage of gross asset value). Through its relationship with Aimco, AIR is expected to retain access to some of the advantages of Aimco’s redevelopment and development business, such as newly developed and stabilized properties, without the execution risk, leverage or associated costs.

•	Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors. Each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business. The separation of the businesses will also give each senior management team the opportunity to focus on the goals and expectations of each company’s investors. We expect that the separation of the experienced senior management teams and other key personnel operating our businesses, will result in the ability for each company to better satisfy the needs of its respective stockholders.

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Improves AIR’s access to capital markets. Aimco’s share price has traded at a consistent discount to NAV, making it difficult for Aimco to grow through raising new primary equity capital. The Separation is expected to increase FFO and AFFO at AIR and produce a better price to FFO ratio than has previously been given to Aimco while it owned all of the businesses of Aimco and AIR. In addition, we expect that de-leveraging and the prospect of a rating upgrade at AIR after the Separation are likely to provide AIR with enhanced access to corporate unsecured debt issuances at more favorable interest rates. As a result of the separation, we expect AIR will have improved access to the capital markets and a strong capital structure tailored to its strategic goals, enabling investment in the acquisition of properties to grow its portfolio.

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Increases financial flexibility. Aimco’s board of directors believes that a taxable separation will increase AIR’s strategic and financial flexibility to grow, earn competitive returns on capital, and create long-term value for stockholders. The Separation will result in a refreshed tax basis for AIR, which enhances AIR’s ability to allocate capital by reducing tax friction and reduces the tax costs of future property sales and therefore enhances portfolio management. We also expect that this will reduce the need for future stock dividends and make cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors.

The board of directors of Aimco also considered a number of potentially negative factors in evaluating the Separation, including the following:

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Anticipated benefits of the Separation may not be realized. Following the Separation, AIR and Aimco will be two, focused and independent companies. AIR and/or Aimco may not be able to achieve some or all of the benefits that it expects to achieve as a company independent from the other in the time it expects, if at all. For instance, it may take longer than anticipated for Aimco to, or Aimco may never, succeed in growing its revenues through its development and redevelopment business.

•	There may be disruptions to the business as a result of the Separation. The actions required to separate AIR and Aimco could disrupt AIR and Aimco’s operations after the Separation.

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One-time costs of the Separation. AIR and Aimco will incur costs in connection with the transition to being separate public companies that may include accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring or reassigning personnel, costs to separate information systems, and, in the case of AIR, costs related to establishing a new brand identity in the market place.

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There may be conflicts between AIR and Aimco. There may be, or there may be the appearance of, conflicts of interest in Aimco’s relationship with AIR. Mr. Considine, along with Messrs. Miller and Stein, will serve on both Aimco’s and AIR’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies. The agreements between AIR and us generally will not limit or restrict AIR or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation, or regulatory inquiries or enforcement actions.

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The Separation as structured is expected to result in certain tax liabilities for Aimco stockholders. In general, Aimco expects that the Separation will be treated as a taxable transaction for U.S. federal income tax purposes. As more specifically described in “The Separation—U.S. Federal Income Tax Consequences of the Separation” and “U.S. Federal Income Tax Considerations,” an amount equal to the fair market value of the AIR Common Stock stockholders receive on the distribution date will generally be treated as a taxable dividend to the extent of each stockholder’s ratable share of any current or accumulated earnings and profits of Aimco (including gain recognized by Aimco in connection with the Separation). The excess will be treated as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of Aimco Common Stock and any remaining excess will be treated as capital gain. Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the calendar year in which the Separation occurs.

The board of directors of Aimco concluded that the potential benefits of the Separation outweighed these factors. For more information, please refer to the section entitled “Risk Factors” included elsewhere in this information statement

Manner of Effecting the Separation

The general terms and conditions relating to the Separation will be set forth in the Separation Agreement between us and AIR and AIR OP. Under the Separation Agreement, the Separation is anticipated to be effective from and after 12:01 a.m. on             , 2020.

Separation

On                  , 2020, the board of directors of Aimco declared the distribution of all AIR Common Stock on the basis of one share of AIR Common Stock for each one share of Aimco Common Stock held of record as of the close of business on the record date. On the same date, AIR OP GP, as the general partner of AIR OP, declared the distribution of all of the outstanding New OP Units to the holders of AIR OP Common Units on the basis of one New OP Unit for each one AIR OP Common Unit held of record as of the close of business on the record date (and the holders thereof that are subsidiaries declare the distribution of such New OP Units to Aimco). The actual total number of shares of AIR Common Stock or New OP Units to be distributed will depend on the number of (x) shares of Aimco Common Stock and (y) AIR OP Common Units, respectively, outstanding at the close of business on the record date. The New OP Units to be distributed will constitute all of the outstanding New OP Units immediately after the New OP Separation.

In accordance with the terms of the Separation Agreement, AIR OP will cause the Aimco business (other than (i) a portion of the 16 Separate Portfolio Assets and (ii) its interest in Royal Crest Nashua LLC, which entity will be transferred to New OP for no consideration immediately after the distribution of New OP Units pursuant to a binding agreement entered into prior to such distribution) and certain other assets to be contributed to New OP in exchange for 100% of the outstanding New OP Units. Substantially all of Aimco’s (and its subsidiaries’) employees will become or remain employees of AIR OP (and its subsidiaries), while approximately 50 of Aimco’s (and its subsidiaries’) employees will become or remain employees of New OP (and its subsidiaries).

AIR OP will distribute 100% of the outstanding New OP Units to the holders of AIR OP Common Units (including AIR and AIR OP GP), pro rata with respect to their ownership of AIR OP Common Units as of at the close of business on the record date. AIR and AIR OP GP will distribute their New OP Units to Aimco.

AIR OP will transfer its interests in Royal Crest Nashua LLC to New OP.

New OP or its subsidiaries and AIR OP and its subsidiaries will contribute the Separate Portfolio Assets to James-Oxford LP in exchange for common and preferred interests in James-Oxford LP. New OP will then contribute its interests in James-Oxford LP to Aimco JO. AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to Aimco JO in exchange for notes payable to subsidiaries of AIR of $0.5 billion and certain other obligations. The transactions described above are intended to constitute taxable transactions with respect to the interests in James-Oxford LP.

Aimco will contribute its interest in AIR OP GP to AIR.

Sub REIT 1 and Sub REIT 2 will each elect to be treated as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2020. AIR will contribute an amount of AIR OP Common Units representing an approximately 34% limited partner interest in AIR OP to Sub REIT 1, and will contribute AIR OP Common Units representing an approximately 34% limited partner interest in AIR OP and its interests in AIR OP GP to Sub REIT 2, each in exchange for common and preferred interests in Sub REIT 1 and Sub REIT 2. (as applicable), which transactions are intended to trigger gain for U.S. federal income tax purposes. Sub REIT 1 and Sub REIT 2 are each expected to also have approximately 125 other holders of a nominal amount of non-participating non-voting preferred stock with an aggregate initial liquidation preference of approximately $125,000 to satisfy certain requirements for qualifying as a REIT for U.S. federal income tax purposes, and AIR OP is expected to issue a new series of preferred limited partnership units of AIR OP to each of Sub REIT 1 and Sub REIT 2 with terms substantially the same as such non-participating non-voting preferred stock.

New OP will contribute the redevelopment and development business to Redev/Dev TRS. AIR OP will form Property Management LLC. AIR OP will then contribute its property management business to Property Management LLC and to Property Management TRS (which has been previously formed). New OP and New Sub REIT will each contribute cash to Property Management TRS in exchange for preferred interests.

AIR will issue $2 million in Class A Preferred Stock to Aimco, subject to a binding commitment to sell such Class A Preferred Stock to unrelated investors, and AIR OP will issue $2 million in a new series of preferred limited partnership units of AIR OP to AIR with terms substantially the same as the terms of the Class A Preferred Stock.

Thereafter, Aimco will distribute 100% of the outstanding AIR Common Stock to Aimco common stockholders as of the record date on a pro rata basis.

The next day following the AIR Separation, Aimco will sell its Class A Preferred Stock in AIR to unrelated investors.

In summary, on the distribution date, (x) each holder of AIR OP Common Units will receive from AIR OP one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date and (y) each Aimco common stockholder will receive from Aimco one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date. Following such distribution by Aimco, Aimco and AIR will be two, focused and independent, companies. AIR OP will be approximately 95% owned by AIR, while New OP will be approximately 95% owned by Aimco.

Stock Certificates

Neither AIR OP nor New OP will be issuing physical certificates representing New OP Units. Instead, if you own AIR OP Common Units as of the close of business on the record date, the New OP Units that you are entitled to receive in the New OP Separation, will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm or 401(k) plan or other channel on your behalf by way of direct registration in book-entry form. A benefit of issuing stock or units electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical certificates.

If you hold physical certificates that represent your shares of AIR OP Common Units and you are the registered holder of the AIR OP Common Units represented by those certificates, the distribution and exchange agent will mail you an account statement that reflects the number of New OP Units that have been registered in book-entry form in your name as a result of the New OP Separation. If you have any questions concerning the mechanics of having shares of stock or units registered in book-entry form, you are encouraged to contact Aimco Investor Relations by mail at 4582 South Ulster Street, Suite 1400, Denver, CO 80237, by phone at (303) 793-4661 or by email at investor@aimco.com.

Some AIR OP unitholders hold their AIR OP Common Units through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your AIR OP Common Units through a bank or brokerage firm, your bank or brokerage firm will credit your account for the units of New OP that you are entitled to receive as a result of the New OP Separation. If you have any questions concerning the mechanics of having New OP Units held in “street name,” you are encouraged to contact your bank or brokerage firm.

Results of the Separation

After the completion of the Separation, we and AIR will be two, focused and independent companies. Immediately following the Separation, New OP expects to have approximately 2,339 unitholders, based on the number of holders of AIR OP Common Units on November 17, 2020. Immediately following the Separation, New OP expects to have approximately 157,327,360 New OP Units outstanding, based on the number of AIR OP Common Units outstanding as of November 17, 2020. The actual number of New OP Units to be distributed will be determined on the record date and will reflect any changes in the number of AIR OP Common Units between November 17, 2020, and the record date. The Separation will not affect the number of outstanding AIR OP Common Units, or any rights of holders of AIR OP Common Units. If you hold AIR OP Common Units as of the close of business on the record date, upon completion of the Separation, you will continue to hold your AIR OP Common Units and you will also hold New OP Units.

Effective immediately upon the completion of the Separation, we and AIR will enter into a number of other agreements to set forth our relationship from and after the Separation concerning, among other things, allocations of assets and liabilities attributable to periods prior to the Separation and the rights and obligations, including indemnification arrangements for certain liabilities after the Separation, ongoing services, including property management services, provided by AIR to us, or our leases from AIR of the leased properties, including the Initial Leased Properties. For a more detailed description of these agreements, see “Our Relationship with AIR Following the Separation” and “Description of Financing and Material Indebtedness.”

Treatment of Fractional Units

Fractional New OP Units will be issued to holders of AIR OP Common Units in connection with the New OP Separation.

Listing and Trading of New OP Units

There is no public market for the New OP Units. New OP has no plans to list any New OP Units on a securities exchange. It is unlikely that any person will make a market in the New OP Units, or that an active market for the New OP Units will develop. If a market for the New OP Units develops and the New OP Units are considered “readily tradable” on a “secondary market (or the substantial equivalent thereof),” New OP would be classified as a publicly traded partnership for U.S. federal income tax purposes, which could have a material adverse effect on New OP and its unitholders.

Treatment of Aimco Equity Awards

Any equity awards relating to units of AIR OP will be adjusted to reflect the impact of the New OP Separation. Specifically, it is expected that each outstanding time or performance-vesting AIR OP equity award will be converted into awards of both units of AIR OP and units of New OP. The number of units of AIR OP and the number of units in New OP subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original AIR OP equity award as measured immediately before the Separation.

U.S. Federal Income Tax Consequences of the New OP Separation

The following is a general discussion of the material U.S. federal income tax consequences of the New OP Separation to U.S. Unit Holders (as defined below). The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, and judicial and administrative authorities, rulings, and decisions, all as in effect as of the date of this information statement. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is not a complete description of all of the tax consequences of the New OP Separation and, in particular, does not address any tax reporting requirements, any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code), any tax withholding under Section 1445 or 1446(f) of the Code and U.S. Treasury regulations thereunder in the event that a U.S. Unit Holder does not provide a properly completed and signed IRS Form W-9, or any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. Unit Holders of AIR OP Common Units and New OP Units who hold such units as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. Unit Holders in light of their particular circumstances and does not apply to U.S. Unit Holders subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and certain other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders who are required to recognize income or gain with respect to the New OP Separation no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code, holders subject to the alternative minimum tax provisions of the Code, holders who have made contributions of appreciated property to AIR OP within seven years of the New OP Separation, holders who are parties to a tax protection agreement with respect to their AIR OP Common Units, persons that are not U.S. Unit Holders, U.S. Unit Holders whose functional currency is not the U.S. dollar, holders who hold AIR OP Common Units and New OP Units as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates). Such holders should consult their tax advisors regarding the application of the tax laws to their particular situations.

For purposes of this discussion, the term “U.S. Unit Holder” means a beneficial owner of AIR OP Common Units who receives New OP Units in the New OP Separation that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds AIR OP Common Units or New OP Units, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds AIR OP Common Units or New OP Units, and any partners in such partnership, should consult their tax advisors regarding application of the tax laws to their particular situations.

This discussion is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

Flow Through of Tax Consequences from AIR OP

AIR OP is currently treated as a partnership for U.S. federal income tax purposes. As a partnership, it is not subject to federal taxation on its income. Instead, its taxable income or loss for a taxable year flows through and is includable in the computation of the taxable income and loss of the U.S. Unit Holders regardless of whether any amounts are distributed to them. Pursuant to Section 731(b) of the Code, no gain or loss is generally expected to be recognized by AIR OP as a result of the New OP Separation. However, as described above under “Summary—Overview of the Separation,” following the New OP Separation, New OP will contribute its interests in James-Oxford LP (which will hold the Separate Portfolio Assets) to Aimco JO in a taxable transaction, and AIR OP and its subsidiaries will sell their interests (other than a less than 5% common interest) in James-Oxford LP to Aimco JO in exchange for notes payable to subsidiaries of AIR. Any taxable gain recognized by New OP and AIR OP pursuant to these transactions will be allocated to U.S. Unit Holders in accordance with the terms of the New OP partnership agreement and the AIR OP partnership agreement, respectively.

Direct Tax Consequences to U.S. Unit Holders

Section 731(a) of the Code generally provides that no gain or loss will be recognized by a partner as a result of a distribution of property in kind from a partnership. However, several exceptions exist to this general rule, and two of those exceptions could theoretically apply to cause U.S. Unit Holders who have made contributions of appreciated property to AIR OP within seven years of the New OP Separation to recognize taxable gain as a result of the New OP Separation.

Basis. In general, a U.S. Unit Holder who receives New OP Units in the New OP Separation will have an initial basis in such units equal to the lesser of (i) the tax basis that AIR OP had in such units immediately prior to the New OP Separation (as described below) and (ii) the tax basis the holder had in its AIR OP Common Units immediately prior to the New OP Separation. The tax basis that the holder will have in its AIR OP Common Units immediately following the New OP Separation will equal the tax basis the holder had in the interest immediately prior to the New OP Separation reduced by the tax basis attributable to the New OP Units distributed in respect thereof in the New OP Separation. Thus, a holder’s combined tax basis in its AIR OP Common Units and New OP Units will equal the holder’s tax basis in its pre-distribution AIR OP Common Units (as adjusted by activities of the partnerships). However, following the New OP Separation, a U.S. Unit Holder’s basis in its New OP Units and AIR OP Common Units will be increased by any gain recognized by New OP or AIR OP, respectively, in connection with the taxable transfers of James-Oxford LP interests and distributions of the note payable as described above under “Flow Through of Tax Consequences from AIR OP.”

The tax basis that AIR OP will have in the New OP Units immediately prior to the New OP Separation generally will equal the tax basis that AIR OP had in the assets that were contributed to New OP immediately prior to such contribution, adjusted to account for any liabilities of AIR OP that are assumed by New OP.

The above discussion is for informational purposes only and is not tax advice. It is intended to provide only a summary of the material united states federal income tax consequences of the New OP Separation. It is not intended to be a complete analysis or description of all potential united states federal income tax consequences of the New OP Separation. It does not address certain categories of holders of units in AIR OP, and it does not address state, local or foreign tax consequences. In addition, as noted above, it does not address tax consequences that may vary with, or are contingent upon, individual circumstances. We strongly urge you to consult your tax advisor to determine your particular U.S. federal, state, local, or foreign income or other tax consequences resulting from the New OP Separation in light of your individual circumstances.

Conditions to the Separation

We expect that the Separation will be effective on the distribution date; provided that the following conditions, among others, have been satisfied or waived by the board of directors of Aimco:

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each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other ancillary agreements shall have been duly executed and delivered by the parties thereto;

•	the Restructuring shall have been completed in accordance with the Separation Agreement (other than those steps in the Restructuring contemplated to occur following the New OP Separation);

•	Aimco shall have received such solvency opinions, each in such form and substance, as it shall deem necessary, appropriate or advisable in connection with the consummation of the Separation;

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the receipt by AIR of an opinion from Skadden, Arps to the effect that, commencing with AIR’s taxable year ending December 31, 2020, AIR will be organized in conformity with the requirements for qualification as a REIT under the Code, and AIR’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

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the receipt by Aimco of an opinion from Skadden, Arps to the effect that, commencing with Aimco’s taxable year ended December 31, 1994, Aimco has been organized in conformity with the requirements for qualification as a REIT under the Code, and Aimco’s actual method of operation through the date hereof has enabled, and its proposed method of operation will continue to enable, it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

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the SEC shall have declared effective New OP’s registration statement on Form 10, of which this information statement is a part, and AIR’s registration statement on Form 10, each under the Exchange Act, and no stop order relating to the registration statements shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been made available to holders of AIR OP Common Units as of the record date;

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all actions and filings necessary or appropriate under applicable federal, state or foreign securities, or “blue sky” laws and the rules and regulations thereunder, shall have been taken and, where applicable, become effective or been accepted;

•	the AIR Common Stock to be distributed in the AIR Separation shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

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no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Separation, shall be threatened, pending or in effect;

•	any material governmental and third-party approvals shall have been obtained and be in full force and effect;

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AIR and Aimco shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Separation, and the respective financings thereunder shall have been consummated and shall be in full force and effect;

•	Aimco shall have entered into a binding agreement with a third party to sell the Class A Preferred Stock;

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Aimco and AIR shall each have taken all necessary actions that may be required to provide for the adoption by AIR of its amended and restated charter and bylaws, and AIR shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;

•	AIR shall have adopted the amended and restated articles of incorporation and amended and restated bylaws; and

•	no event or development shall have occurred or exist that, in the judgment of the board of directors of Aimco, in its sole discretion, makes it inadvisable to effect the Separation.

We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Separation is completed and Aimco’s board of directors waives any such condition, such waiver could have a material adverse effect on Aimco’s and AIR’s respective business, financial condition, or results of operations, including, without limitation, as a result of illiquid trading due to the failure of AIR Common Stock to be accepted for listing, litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the Separation, or the failure of Aimco or AIR to obtain any required regulatory approvals. As of the date hereof, the board of directors of Aimco does not intend to waive any of the conditions described herein and would only consider such a waiver if it determined that such action was in the best interests of Aimco and its stockholders.

The fulfillment of the above conditions will not create any obligation on behalf of Aimco to effect the Separation. Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the separation of AIR and Aimco is no longer advisable at that time.

Solvency Opinion

In furtherance of the related condition referenced above, prior to the Separation the boards of directors of each of Aimco and AIR expect to obtain an opinion from an independent financial advisory firm to the effect that, after giving effect to the consummation of the Separation:

•	the fair value of the assets of each of Aimco, AIR, New OP, and AIR OP will exceed its debts;

•	each of Aimco, AIR, New OP, and AIR OP should each be able to pay its respective debts as they become due in the usual course of business;

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none of Aimco, AIR, New OP, nor AIR OP will have an unreasonably small amount of assets (or capital) for the operation of the businesses in which each is engaged or in which management has indicated each intends to engage; and

•	the fair value of the assets of each of Aimco, AIR, New OP, and AIR OP would exceed the sum of its total liabilities and total par value of its issued capital stock.

Regulatory Approvals

AIR must complete the necessary registration under U.S. federal securities laws of AIR Common Stock, as well as satisfy the NYSE listing requirements for such shares. See “—Conditions to the Separation.”

No Appraisal Rights

None of AIR OP’s unitholders will have any appraisal rights or will be entitled to demand payment for their equity in connection with the New OP Separation.

Accounting Treatment

At the completion of the Separation, the balance sheet of Aimco will include the assets and liabilities associated with the redevelopment business and the properties expected to remain with Aimco. The assets and liabilities of Aimco will be recorded at their respective historical carrying values at the completion of the Separation in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 505-60, Spinoffs and Reverse Spinoffs.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to holders of AIR OP Common Units who will receive New OP Units pursuant to the New OP Separation. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of Aimco’s securities or any securities of AIR, New OP or AIR OP. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of AIR, AIR OP, Aimco, or New OP undertake any obligation to update the information except in the normal course of their respective business and public disclosure obligations and practices.

Certain Other Events

On October 16, 2020, L&B filed a definitive solicitation statement related to L&B’s intent to solicit and obtain consents from holders of shares of Aimco Common Stock for the Proposed Special Meeting Request for the purposes of (1) considering and voting upon a non-binding resolution urging the Aimco board of directors to put any proposed separation involving Aimco to a vote of Aimco’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation involving Aimco unless approved by a vote of a majority of Aimco’s stockholders and (2) to transact such other business as may properly come before the special meeting. On October 21, 2020, Aimco filed a definitive consent revocation solicitation statement with respect to the Proposed Special Meeting Request. The Aimco board of directors set a record date of November 4, 2020, for the Proposed Special Meeting Request.

On November 11, 2020, L&B delivered consents to Aimco with respect to the Proposed Special Meeting Request and certain matters incidental to calling the special meeting, which the independent inspector of elections certified on November 18, 2020, as representing 64,313,667 shares of Aimco Common Stock as of the November 4, 2020 record date, or approximately 43.2% of the outstanding shares as of such record date. As of November 23, 2020, L&B had not taken the remaining steps necessary under Aimco’s bylaws to properly request a special meeting of Aimco’s stockholders.

DISTRIBUTION POLICY

The board of directors of New OP’s general partner will determine and declare distributions to holders of New OP Units. Aimco, through its wholly owned subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of New OP. Immediately following the Separation, it is expected that approximately 95% of the New OP Units will be held by Aimco, directly or through its subsidiaries. New OP will hold substantially all of Aimco’s assets and manage the daily operations of Aimco’s business directly and indirectly through certain subsidiaries. The distributions paid by New OP to Aimco are used by Aimco to fund the dividends paid to its stockholders.

New OP’s partnership agreement requires the general partner to take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Aimco’s requirements for qualification as a REIT, to cause New OP to distribute amounts sufficient to enable the Aimco Partners (as defined below) to transfer funds to Aimco that, together with amounts received by Aimco from sources other than New OP, will allow Aimco to pay stockholder dividends that will (i) satisfy the requirements, or the REIT requirements, for qualifying as a REIT under the Code and the applicable regulations promulgated by the U.S. Treasury Department and (ii) avoid any U.S. federal income or excise tax liability of Aimco.

In the event that any of our debt agreements or other securities contain any restrictions on making distributions, we also would be required to comply with these restrictions.

DESCRIPTION OF FINANCING AND MATERIAL INDEBTEDNESS

The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to the Separation. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion, and are subject to change, including as a result of market conditions.

Credit Facility

At the completion of the Separation, it is expected that Aimco and certain of its subsidiaries (including New OP) will enter into a new revolving secured credit facility. We anticipate that the borrowers under the credit facility will be New OP and certain direct and indirect subsidiaries that own property that is collateral under the credit facility. Aimco and other certain direct and indirect subsidiaries that own property that is collateral under the credit facility are expected to guarantee the credit facility. Proceeds are expected to be available to us for general corporate purposes, including funding working capital. We have not yet entered into any commitments with respect to Aimco’s financing, and, accordingly, the terms of our financing arrangements have not yet been determined, remain under discussion, and are subject to change, including as a function of market conditions.

Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing.

Property-level Mortgage Debt

We anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to certain properties.

Notes Payable to AIR

In connection with our purchase of the equity interests in James-Oxford LP, the partnership that directly or indirectly owns the Separate Portfolio Assets, New OP’s subsidiary, Aimco JO, will become the obligor on two notes payable to subsidiaries of AIR (the “Notes”) with an aggregate principal amount equal to approximately $534 million. The Notes will mature on January 31, 2024, and will be secured by Aimco JO’s equity interests in James-Oxford LP, the partnership that directly or indirectly holds the Separate Portfolio Assets. The Notes will bear interest at a rate of 5.2% per annum, payable quarterly on January 1, April 1, July 1, and October 1, commencing on April 1, 2021. Upon a merger or consolidation, asset sale, casualty event or other disposition, we will be obligated to prepay the Notes in an amount equal to the net cash proceeds received in connection with such casualty event or transaction. Any such prepayment shall be accompanied by accrued and unpaid interest and a make-whole amount. However, if after giving effect to such casualty event or transaction the fair market value of all real property held by James-Oxford LP and its subsidiaries (less senior secured indebtedness) exceeds the then-outstanding principal balance of the Notes, we will have the option to reinvest such net cash proceeds within 180 days of such casualty event or transaction by acquiring, leasing, constructing, or improving real property useful in our business that we in good faith believe will enhance value. We are not otherwise permitted to prepay the Notes prior to the maturity date. The Notes are senior secured obligations of Aimco JO and will rank senior to all other senior obligations of Aimco JO to the extent of the value of the collateral under the Notes and will rank pari passu with all other senior unsubordinated obligations of Aimco JO to the extent the amount of such obligations exceed the value of the collateral under the Notes. The Notes are not guaranteed and as a result, recourse is limited to Aimco JO and its assets (including the collateral). The Notes will contain certain representations, warranties, covenants, and events of default.

CAPITALIZATION

The following table sets forth New OP Predecessor’s consolidated cash and cash equivalents and capitalization as of September 30, 2020, on an unaudited historical carve-out basis, and on a pro forma basis to give effect to the pro forma adjustments included in New OP Predecessor’s unaudited pro forma combined financial information. The information below is not necessarily indicative of what New OP’s capitalization would have been had the Separation and related transactions been completed as of September 30, 2020. In addition, it is not indicative of New OP’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and New OP Predecessor’s audited combined financial statements and notes and unaudited condensed combined financial statements and notes included elsewhere in this information statement.

	As of September 30, 2020
(in thousands)	Actual	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$4,531	$205,469	$210,000

Indebtedness:
Non-recourse property debt, net	$449,695	$—	$449,695
Notes payable due to AIR and AIR OP	66,295	467,832	534,127

Total indebtedness	515,990	467,832	983,822
Partners’ capital	646,731	(216,314)	430,417

Total capitalization	$1,162,721	$251,518	$1,414,239

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial statements presented below have been prepared to reflect the effect of certain pro forma adjustments to the historical combined financial statements of New OP Predecessor. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial statements, which you should read in conjunction with such unaudited pro forma combined financial statements.

The unaudited pro forma combined balance sheet assumes the Separation and the related transactions occurred on September 30, 2020. The unaudited pro forma combined statements of operations presented for the nine months ended September 30, 2020, and for the year ended December 31, 2019, assume the Separation and the related transactions occurred on January 1, 2019.

These unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the accompanying notes. The pro forma adjustments reflect events that are (i) directly attributable to the transactions referred to above, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on us, including: (i) the anticipated incurrence of new debt by us and the anticipated related interest expense, (ii) the distribution of 157,327,360 New OP Units to holders of AIR OP Common Units in the New OP Separation, (iii) the impact of the Master Services Agreement and the Master Leasing Agreement between AIR and Aimco, and (iv) incremental costs recorded within general and administrative expenses related to employment agreements.

General and administrative costs that we expect to incur, following the Separation, are for items such as compensation costs (including equity-based compensation awards), professional services, office costs, and other costs associated with our administrative activities, including the purchase of services from AIR pursuant to the terms of the Master Services Agreement. Our annual general and administrative expenses are anticipated to be approximately $20 million to $25 million in the first year after the Separation. This range was estimated based on management’s judgment.

These historical combined financial statements include expense allocations related to certain centralized corporate costs attributable to New OP Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on its relative share of total gross potential revenue of AIR OP, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR OP, which we believe to be reasonable methodologies.

In the opinion of Aimco’s senior management team, the unaudited pro forma combined financial statements include necessary adjustments that can be factually supported to reflect the effects of the Separation and the related transactions.

The unaudited pro forma combined financial statements are presented for illustrative purposes only and not necessarily indicative of what our actual financial position and results of operations would have been if the Separation occurred on the dates indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

The unaudited pro forma combined financial statements are derived from and should be read in conjunction with the historical combined financial statements and accompanying notes included elsewhere in this information statement.

AIMCO OP L.P.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2020

(In thousands)

	Historical	Separation Pro Forma Adjustments		Pro Forma
ASSETS
Buildings and improvements	$964,577	$—		$964,577
Land	504,728	—		504,728

Total real estate	1,469,305	—		1,469,305
Accumulated depreciation	(478,039)	—		(478,039)

Net real estate	991,266	—		991,266
Cash and cash equivalents	4,531	205,469	(A)	210,000
Restricted cash	4,635	—		4,635
Lease right of use asset	—	443,238	(B)	443,238
Mezzanine investment	300,326	—		300,326
Other assets	42,050	65,166	(C)	107,216

Total assets	$1,342,808	$713,873		$2,056,681

LIABILITIES AND EQUITY
Non-recourse property debt, net	$449,695	$—		$449,695
Notes payable due to AIR and AIR OP	66,295	467,832	(D)	534,127
Lease liability	—	443,238	(B)	443,238
Deferred tax liability	140,907	—		140,907
Accrued liabilities and other	34,809	19,117	(C)	53,926

Total liabilities	691,706	930,187		1,621,893

Redeemable noncontrolling interests in consolidated real estate partnership	4,371	—		4,371
Partners’ capital attributable to New OP Predecessor	646,619	(216,314	)(E)	430,305
Noncontrolling interests in consolidated real estate partnership	112	—		112

Total partners’ capital	646,731	(216,314)		430,417

Total liabilities and partners’ capital	$1,342,808	$713,873		$2,056,681

See notes to unaudited pro forma combined financial statements.

AIMCO OP L.P.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2020

(In thousands)

			Separation Pro Forma Adjustments
	Historical	Acquisitions (A)	Master Leasing Agreement (B)	Property Management Agreements (C)	Other Adjustments		Pro Forma
REVENUES:
Rental and other property revenues	$112,802	$2,611	$775	$—	$—		$116,188
OPERATING EXPENSES:
Property operating expenses	45,822	2,038	2,077	(5,430)	—		44,507
Depreciation and amortization	57,673	3,198	13,297	(919)	—		73,249
Property management fee expense	—	—	—	4,241	—		4,241
General and administrative expenses	4,939	—	—	(1,059)	6,414	(D)	10,294

Total operating expenses	108,434	5,236	15,374	(3,167)	6,414		132,291

Interest income	14	27	—	—	1,643	(E)	1,684
Interest expense	(18,563)	—	(23,109)	—	(17,521	)(F)	(59,193)
Mezzanine investment income, net	20,553	—	—	—	—		20,553
Unrealized loss on interest rate option	(2,078)	—	—	—	—		(2,078)
Income from unconsolidated real estate partnerships	629	—	—	—	—		629
Other expenses, net	(1,987)	—	—	—	(419	)(G)	(2,406)

Income (loss) before income tax benefit	2,936	(2,598)	(37,708)	3,167	(22,711)		(56,914)
Income tax benefit	6,728	—	—	—	(427	)(E)	6,301

Net income (loss)	9,664	(2,598)	(37,708)	3,167	(23,138)		(50,613)

Net loss attributable to redeemable noncontrolling interests in consolidated real estate partnership	349	—	—	—	—		349
Net income attributable to noncontrolling interests in consolidated real estate partnership	(4)	—	—	—	—		(4)

Net income (loss) attributable to New OP Predecessor	$10,009	$(2,598)	$(37,708)	$3,167	$(23,138)		$(50,268)

See notes to unaudited pro forma combined financial statements.

AIMCO OP L.P.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2019

(In thousands)

				Separation Pro Forma Adjustments
	Historical	Acquisitions (A)	Mezzanine Investment (H)	Master Leasing Agreement (B)	Property Management Agreements (C)	Other Pro Forma Adjustments		Pro Forma
REVENUES:
Rental and other property revenues	$143,692	$10,745	$—	$5,561	$—	$—		$159,998

OPERATING EXPENSES:
Property operating expenses	57,541	4,854	—	3,202	(7,509)	—		58,088
Depreciation and amortization	64,030	15,400	—	17,730	(1,143)	—		96,017
Property management fee expense	—	—	—	—	5,820	—		5,820
General and administrative expenses	7,062	—	—	—	(1,321)	9,226	(D)	14,967

Total operating expenses	128,633	20,254	—	20,932	(4,153)	9,226		174,892

Interest income	26	47	—	—	—	2,191	(E)	2,264
Interest expense	(18,598)	(1,357)	—	(30,850)	—	(26,973	)(F)	(77,778)
Mezzanine investment income, net	1,531	—	24,592	—	—	—		26,123
Income from unconsolidated real estate partnerships	935	—	—	—	—	—		935
Other expenses, net	(2,141)	(21)	—	—	—	(335	)(G)	(2,497)

Loss before income tax benefit	(3,188)	(10,840)	24,592	(46,221)	4,153	(34,343)		(65,847)
Income tax benefit	3,301	3,686	—	—	—	(570	)(E)	6,417

Net income (loss)	113	(7,154)	24,592	(46,221)	4,153	(34,913)		(59,430)

Net loss attributable to redeemable noncontrolling interests in consolidated real estate partnership	191	191	—	—	—	—		382
Net loss attributable to noncontrolling interests in consolidated real estate partnership	15	—	—	—	—	—		15

Net income (loss) attributable to New OP Predecessor	$319	$(6,963)	$24,592	$(46,221)	$4,153	$(34,913)		$(59,033)

See notes to unaudited pro forma combined financial statements.

AIMCO OP L.P.

Notes to Unaudited Pro Forma Combined Financial Statements

Adjustments to the Unaudited Pro Forma Combined Balance Sheet

(A)	Reflects AIR’s predecessors’ (collectively, “AIR Predecessor”) contributions of cash in connection with the separation that is to be used by New OP for general corporate purposes.

(B)

Reflects the right of use assets and related lease liabilities for the four in-process redevelopment and development properties: North Tower at Flamingo Point, The Fremont, Prism, and 707 Leahy Apartments, pursuant to the Master Leasing Agreement. New OP will lease these properties from AIR and New OP has the option to complete the ongoing redevelopment and development and their lease-ups.

(C)

Reflects the assignment of certain other assets and accrued liabilities from AIR to New OP pursuant to the Separation Agreement. Included in the adjustment is an initial investment of $12.5 million in IQHQ, a privately held life-sciences real estate development company, and $37.2 million of seller financing receivables. Aimco has made a total commitment to invest $50 million in IQHQ.

(D)

Reflects the $534.1 million of notes payable to AIR in exchange for the purchase of certain properties included in the Separation. The notes payable mature on January 31, 2024, and bear interest at a rate of 5.2% per annum. Also includes the elimination of the $66.3 million note payable to AIR OP, which is expected to be assigned to New OP in connection with the Separation.

(E)

Reflects the pro forma recapitalization of our partner’s capital. Aimco common stockholders and common unitholders will receive shares and common units, respectively, based on a distribution ratio of one share or unit for each share or unit outstanding as of the record date for the distribution.

Adjustments to the Unaudited Pro Forma Combined Statements of Operations

(A)

Reflects the acquisition of 1001 Brickell Bay Drive during the year ended December 31, 2019, and of Hamilton on the Bay during the nine months ended September 30, 2020, as if the acquisitions were completed on January 1, 2019.

(B)

Reflects the addition of the historical results of operations, and the amortization and interest expense related to the leases, pursuant to the Master Leasing Agreement, for the four in-process redevelopment and development properties: North Tower at Flamingo Point, The Fremont, Prism, and 707 Leahy Apartments. AIR will lease these properties to New OP and New OP has the option to complete the ongoing redevelopment and development and their lease-ups.

(C)

Reflects the property management fee expense, and the removal of certain property management expenses AIR Predecessor allocated to New OP in its historical financial statements, as AIR will provide property management services to New OP-owned communities pursuant to the Property Management Agreements. In exchange for these services, New OP will pay a 3% fee pursuant to the Property Management Agreements and a fee for other services provided pursuant to the Master Services Agreement, including information technology and human resource related services, which approximates 1% of revenue based on the expected level of services provided to the New OP.

(D)

Reflects the addition of the redevelopment and development, transactions, joint venture department, board, and executive-level expenses at New OP, as these departments and employees will be moved to New OP upon completion of the Separation.

(E)	Reflects interest income and related tax impact associated with the assignment of $37.2 million of seller financing notes to New OP pursuant to the Separation Agreement.

(F)	Reflects the interest expense on the notes payable to AIR, net of the reduction in interest expense related to the $66.3 million note payable to AIR OP, which is expected to be assigned to New OP in connection with the Separation. These notes payable are further described in Note D to the Unaudited Pro Forma Combined Balance Sheet above.

(G)	Reflects the items of other expense, net, associated with the assets and liabilities assigned from AIR.

(H)	Reflects the issuance of the Parkmerced Loan during the year ended December 31, 2019 as if the issuance occurred on January 1, 2019.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables set forth the selected historical combined financial data of New OP Predecessor as of the dates and for the periods presented. We have not presented historical information of New OP because it has not had any operating activity since its formation on August 11, 2020, other than the issuance of a general partner interest and a limited partner interest to wholly owned subsidiaries of Aimco. The selected historical condensed combined financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, as set forth below, were derived from New OP Predecessor’s unaudited condensed combined financial statements, which are included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 as set forth below, was derived from New OP Predecessor’s audited combined financial statements, which are included elsewhere in this information statement. The selected historical combined financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015 as set forth below, were derived from New OP Predecessor’s unaudited combined financial statements. In management’s opinion, the unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.

The historical combined financial statements of New OP Predecessor do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been “carved out” from Aimco’s consolidated financial statements. These historical combined financial statements include expense allocations related to certain centralized corporate costs attributable to New OP Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on its relative share of total gross potential revenue of AIR OP, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR OP, which we believe to be reasonable methodologies. However, the allocations may not be indicative of the actual expenses that would have been incurred had New OP Predecessor operated as an independent, publicly traded company as of the date and for the periods presented. Management believes that the assumptions and estimates used in preparation of the historical combined financial statements of New OP Predecessor are reasonable. However, these combined financial statements herein do not necessarily reflect what New OP Predecessor’s financial position, results of operations or cash flows would have been if it had been a standalone company as of the date or for the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

Since the information presented below does not provide all of the information contained in the historical combined financial statements of New OP Predecessor, including the related notes, you should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and New OP Predecessor’s historical combined financial statements and notes thereto included elsewhere in this information statement.

(in thousands)	Nine Months Ended September 30,		Year Ended December 31,
OPERATING DATA:	2020	2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Total revenues	$112,802	$105,491	$143,692	$132,163	$127,613	$123,450	$118,345
Net income (loss)	9,664	1,382	113	3,411	5,199	(4,189)	(163)

(in thousands)	As of September 30,	As of December 31,
	2020	2019	2018	2017	2016	2015
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
BALANCE SHEET INFORMATION:
Total assets	$1,342,808	$1,260,125	$679,188	$689,319	$681,171	$668,969
Total indebtedness	515,990	558,933	420,214	372,920	410,632	453,115

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our anticipated financial condition immediately following the Separation. You should read this discussion in conjunction with our unaudited pro forma combined financial information and historical combined financial data and accompanying notes, each of which is included elsewhere in this information statement. For purposes of this management’s discussion and analysis only, all references to “Aimco,” the “Company,” “we,” “us,” or “our” mean New OP Predecessor. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this information statement, including “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our financial statements may not necessarily reflect our future financial condition and results of operations, or what they would have been had we been an independent company during the periods presented.

Overview

The Separation

The general partner of AIR OP has announced a plan to create New OP by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies: (I) “New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions; and (II) AIR, which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares.

AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. Aimco, directly and through subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of New OP. New OP will hold substantially all of Aimco’s assets and manage the daily operations of Aimco’s business directly and indirectly through certain subsidiaries and by engaging AIR to initially provide customary administrative and support services, and property management services.

Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) the Stabilized Seed Properties, which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive. The Stabilized Seed Properties and the Parkmerced Loan will serve as “seed” assets and provide us with revenue from rent collection and interest payments to help meet Aimco’s ongoing liquidity needs. We intend to complete redevelopment of Hamilton on the Bay, 1001 Brickell Bay Drive, Yacht Club at Brickell, and North Tower at Flamingo Point, and to lease-up Prism, The Fremont, and 707 Leahy Apartments.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco and New OP are also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

Impacts of COVID-19 and Government Lockdown

The impact of the COVID-19 pandemic and governmental lockdown continued into the third quarter of 2020. At the onset of the pandemic, we formed a cross-functional committee that meets weekly to adjust to the changing conditions in order to keep our team and our residents safe. We continued our commitment to employees by allowing flexible work arrangements, undertook to pay all costs associated with COVID-19 testing and treatment, kept our team intact without layoffs or pay cuts, and continued clear and frequent communication. Utilizing our previous investment in technology and artificial intelligence, paired with policies providing flexibility, our team continued to lease apartments and fulfill service requests in a safe environment for both the team and our residents.

Our top priority is the health and safety of our residents and teammates. Accordingly, we implemented enhanced cleaning procedures and physical distancing and remote working guidelines at our communities and corporate offices. Additionally, seeing residents as individuals, each impacted differently by the pandemic and governmental lockdown, our teammates have undertaken to speak to every resident in need, to listen, and to help each to solve his or her problems. We also seek to assist the communities where our residents and employees live and work.

In response to the economic effects of the COVID-19 pandemic and government lockdown, some jurisdictions where our communities are located have enacted laws seeking to suspend contractual obligations of residents, including government-mandated deferrals, rent freezes, repayment extensions, fee abatement measures or concessions, and prohibitions on lease terminations or evictions for tenants. Some states and municipalities are also implementing rental assistance programs and encouraging landlord-tenant negotiations.

We measure residential rent collection as the amount of payments received as a percentage of all residential amounts billed. During the three months ended September 30, 2020, we recognized 98.6% of all residential revenue, treating the balance of 1.4% as bad debt. Of the 98.6% of residential revenue recognized, we collected in cash all but 150 basis points. The amounts uncollected and not reserved as bad debt include balances collateralized by security deposits and those considered collectable based on our review of individual customers’ credit.

For the Nine Months Ended September 30, 2020, Compared to September 30, 2019

Results of Operations

Our chief operating decision maker, or CODM, assesses our operating performance using proportionate property net operating income, defined as our share of rental and other property revenues, excluding utility costs reimbursed by residents and tenants, less our share of property operating expenses, net of utility reimbursements, for communities. As a result, we have three operating segments, Stabilized, Separate Portfolio, and Other, which comprise our reportable segments. The Stabilized segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Separate Portfolio segment consists of multi-family communities we expect to secure $534 million of notes payable due to AIR. The Other segment consists of communities that have not met the stabilized level of operations and our commercial real estate property.

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the accompanying unaudited combined financial statements elsewhere in this information statement.

Net income increased by $8.3 million for the nine months ended September 30, 2020 compared to 2019, as described more fully below.

Property Operations

As of September 30, 2020, our Stabilized segment included seven communities with 3,140 apartment homes, our Separate Portfolio segment included 16 communities with 2,887 apartment homes, and our Other segment included one community with 271 homes and one office building.

We use proportionate property net operating income to assess the operating performance of our segments. Proportionate property net operating income is defined as our share of rental and other property revenues, excluding utility costs reimbursed by residents and tenants, less our share of property operating expenses, net of utility reimbursements, for combined communities. In our combined statements of operations, utility reimbursements are included in rental and other property revenues, in accordance with GAAP. Accordingly, the results of operations of our segments discussed below are presented on a proportionate basis and exclude the results of four communities with 142 apartment homes that we neither manage nor consolidate and the results of one community with 40 homes that we consolidate but do not manage.

We do not include offsite costs associated with property management and casualty gains or losses, reported in combined amounts, in our assessment of segment performance. Accordingly, these items are not allocated to our segment results discussed below.

Please refer to the unaudited condensed combined financial statements elsewhere in this information statement for further discussion regarding our segments, including a reconciliation of these proportionate amounts to combined rental and other property revenues and property operating expenses.

Proportionate Property Net Operating Income

The results of our segments for the nine months ended September 30, 2020 and 2019, are presented below.

	Nine Months Ended September 30,
	2020	2019	$ Change	% Change
(in thousands)
Rental and other property revenues, before utility reimbursements:
Stabilized	$48,768	$47,970	$798	1.7%
Separate Portfolio	49,715	50,191	(476)	(0.9%)
Other	9,789	3,453	6,336	183.5%

Total	108,272	101,614	6,658	6.6%
Property operating expenses, net of utility reimbursements:
Stabilized	15,770	15,494	276	1.8%
Separate Portfolio	17,147	17,022	125	0.7%
Other	3,332	953	2,379	249.6%

Total	36,249	33,469	2,780	8.3%
Proportionate property net operating income:
Stabilized	32,998	32,476	522	1.6%
Separate Portfolio	32,568	33,169	(601)	(1.8%)
Other	6,457	2,500	3,957	158.3%

Total	$72,023	$68,145	$3,878	5.7%

For the nine months ended September 30, 2020, compared to 2019, our Stabilized proportionate property net operating income increased by $0.5 million, or 1.6%. This increase was attributable primarily to a $0.8 million, or 1.7%, increase in rental and other property revenues due primarily to higher average rent of $50 per apartment home. Additionally, renewal rents increased by 4.7%, whereas new lease rents decreased by 1.1%, resulting in a weighted-average increase of 1.8%. The increase in Stabilized proportionate property net operating income was offset partially by a $0.3 million, or 1.8%, increase in property operating expenses due primarily to an increase in real estate taxes and insurance, offset partially by a $0.3 million decrease in controllable operating expense.

Separate Portfolio proportionate property net operating income for the nine months ended September 30, 2020, compared to 2019, decreased by $0.6 million, or 1.8%, due primarily to a $0.5 million decrease in rental and other property revenues attributable primarily to a 0.8% decrease in average daily occupancy and a $0.3 million increase in bad debt expense, offset partially by a higher rental rates.

Other proportionate property net operating income increased by $4.0 million, or 158.3%, for the nine months ended September 30, 2020, compared to 2019, due to the acquisition of Hamilton on the Bay in August 2020 and 1001 Brickell Bay Drive in July 2019.

Non-Segment Real Estate Operations

Operating income amounts not attributed to our segments include offsite costs associated with property management and casualty losses, which we do not allocate to our segments for purposes of evaluating segment performance.

For the nine months ended September 30, 2020, compared to 2019, non-segment real estate operations were consistent.

Depreciation and Amortization

For the nine months ended September 30, 2020, compared to 2019, depreciation and amortization expense increased by $13.0 million, or 29.0%, due primarily to depreciation and amortization of assets at 1001 Brickell Bay Drive, acquired in July 2019.

Interest Expense

For the nine months ended September 30, 2020, compared to 2019, interest expense, which includes the amortization of debt issuance costs, increased $5.6 million, or 43.0%, due primarily to higher average property-level debt outstanding and the issuance of the note payable to AIR OP in October 2019.

Mezzanine Investment Income, Net

On November 26, 2019, we loaned $275 million to the partnership owning Parkmerced Apartments. For the nine months ended September 30, 2020, we recognized $20.6 million of income in connection with the mezzanine loan, net of transaction cost amortization.

We have accrued all interest amounts due as required by GAAP. Our loan is secured by approximately $300 million of borrower equity. In the event we determine that a portion of the loan or accrued interest is not collectable, we will cease income recognition and, if appropriate, recognize an impairment.

Unrealized Loss on Interest Rate Option

During the nine months ended September 30, 2020, we recorded a $2.1 million unrealized loss on our interest rate option, which we entered into during June 2020.

Income Tax Benefit

Some of our apartment communities and 1001 Brickell Bay Drive are owned through TRS entities. Our income tax benefit calculated in accordance with GAAP includes income taxes associated with the income or loss of our TRS entities, including tax on gains on dispositions, for which the tax consequences have been realized or will be realized in future periods.

Income taxes related to these items, as well as changes in valuation allowance and the establishment of incremental deferred tax items in conjunction with intercompany asset transfers (if applicable), are included in income tax benefit in our condensed consolidated statements of operations.

For the nine months ended September 30, 2020, compared to 2019, we recognized income tax benefit of $6.7 million, due primarily to the tax effect on operational results at 1001 Brickell Bay Drive, acquired in July 2019.

Liquidity and Capital Resources

Liquidity

Liquidity is the ability to meet present and future financial obligations. AIR Predecessor used a centralized approach whereby cash funded by AIR Predecessor is presented as a contribution in equity and cash received by AIR Predecessor is presented as a distribution in equity. Historically, AIR Predecessor has not charged us interest expense. Our primary source of liquidity is cash flow from operations, which was $41.3 million for the nine months ended September 30, 2020 and, as of September 30, 2020, we have $4.5 million in cash and cash equivalents.

We also expect to obtain additional liquidity by entering into a revolving secured credit facility agreement. Our principal uses for liquidity include normal operating activities, payments of principal and interest on outstanding property debt, and capital expenditures. We use our cash and cash equivalents and our cash provided by operating activities to meet short-term liquidity needs.

In the event that our cash and cash equivalents, planned revolving secured credit facility, and cash provided by operating activities are not sufficient to cover our short-term liquidity needs, we have additional means, such as debt refinancing. We expect to meet our long-term liquidity requirements, such as debt maturities, development and redevelopment spending, and apartment community acquisitions, through primarily non-recourse, long-term borrowings, construction borrowings, and cash generated from operations.

As of September 30, 2020, we also held unencumbered communities with an estimated fair market value, based on GAV, of approximately $665 million.

Leverage and Capital Resources

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels and many lenders are active in the market. However, any adverse changes in the lending environment could negatively affect our liquidity. If property or development financing options become unavailable for our future debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from apartment community dispositions. As of September 30, 2020, approximately 87% of our leverage consisted of property-level, non-recourse, long-dated, amortizing debt. Approximately 88% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates, and inflation. The weighted-average remaining term to maturity of our property-level debt was 5.7 years.

As of September 30, 2020, approximately 13% of our leverage consisted of a note payable due to AIR OP, which is fixed rate. This debt has a current maturity date of November 1, 2024, but we expect this note to be assigned from AIR OP to New OP as part of the Separation and thus will not be part of our leverage going forward.

Changes in Cash, Cash Equivalents, and Restricted Cash

The following discussion relates to changes in combined cash, cash equivalents, and restricted cash due to operating, investing, and financing activities, which are presented in our combined statements of cash flows elsewhere in this information statement.

Operating Activities

Our operating cash flow is affected primarily by rental rates, occupancy levels, and operating expenses related to our communities.

Cash provided by operating activities for the nine months ended September 30, 2020, decreased by $7.0 million compared to 2019, due primarily to an increase in accrued interest associated with our mezzanine loan investment, offset partially by higher contributions from our communities.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2020, decreased by $19.8 million compared to 2019, due primarily to lower capital expenditures resulting from the completion of projects in 2019 as well as the impact of the COVID-19 pandemic whereby temporary local restrictions halted construction activity at many apartment communities.

Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2020, decreased by $19.3 million compared to 2019, due primarily to lower proceeds from non-recourse property debt, a $12.2 million payment for our interest rate option, offset partially by higher net contributions from AIR Predecessor.

Future Capital Needs

We expect to fund any future acquisitions, debt maturities, redevelopment and development, and capital spending principally with proceeds from short-term borrowings, debt and equity financing, and operating cash flows.

Non-GAAP Measures

Various of the key financial indicators we use in managing our business and in evaluating our financial condition and operating performance are non-GAAP measures. Key non-GAAP measures we use are defined and described below, and for those non-GAAP financial measures used or disclosed within this annual report, reconciliations of the non-GAAP financial measures to the most comparable financial measure computed in accordance with GAAP are provided.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization for Real Estate (EBITDAre)

EBITDAre and Adjusted EBITDAre are non-GAAP measures, which we believe are useful to investors, creditors, and rating agencies as a supplemental measure of our ability to incur and service debt because they are recognized measures of performance by the real estate industry and allow for comparison of our credit strength to different companies. EBITDAre and Adjusted EBITDAre should not be considered alternatives to net income

(loss) as determined in accordance with GAAP as indicators of liquidity. There can be no assurance that our method of calculating EBITDAre and Adjusted EBITDAre is comparable with that of other real estate investment trusts. Nareit defines EBITDAre as net income computed in accordance with GAAP, before interest expense, income taxes, depreciation, and amortization expense, further adjusted for:

•	gains and losses on the dispositions of depreciated property;

•	impairment write-downs of depreciated property;

•	impairment write-downs of investments in unconsolidated partnerships caused by a decrease in the value of the depreciated property in such partnerships; and

•	adjustments to reflect Aimco’s share of EBITDAre of investments in unconsolidated entities.

EBITDAre is defined by Nareit and provides for an additional performance measure independent of capital structure for greater comparability between real estate investment trusts. We define Adjusted EBITDAre as EBITDAre adjusted to exclude the effect of net income attributable to noncontrolling interests in a consolidated real estate partnership and EBITDAre adjustments attributable to noncontrolling interests, to allow investors to compare a measure of our earnings before the effects of our capital structure and indebtedness with that of other companies in the real estate industry.

The reconciliation of net income to EBITDAre and Adjusted EBITDAre for the nine months ended September 30, 2020, and 2019, is as follows (in thousands):

	Nine Months Ended September 30,
	2020	2019
Net income	$9,664	$1,382
Adjustments:
Interest expense	18,563	12,982
Income tax benefit	(6,728)	(1,806)
Depreciation and amortization	57,673	44,695
Adjustment related to EBITDAre of unconsolidated partnerships	635	632

EBITDAre	$79,807	$57,885

Net loss attributable to noncontrolling interests in consolidated real estate partnership	345	160
EBITDAre adjustments attributable to noncontrolling interests	(678)	(292)
Unrealized loss on derivative(1)	2,078	—

Adjusted EBITDAre	$81,552	$57,753

(1)

During the nine months ended September 30, 2020, we incurred an unrealized loss on our interest rate option, discussed in further detail in Note 7 to our condensed combined financial statements. We have excluded this loss from Adjusted EBITDAre because we believe it is not representative of current operating performance. This loss is included in other expenses, net, on our condensed combined statements of operations.

Net Asset Value

Net Asset Value (“NAV”) is calculated beginning with GAV, represented as the fair value of New OP Predecessor assets along with its other tangible assets; such as cash and restricted cash, accounts receivable and other assets, less the estimated fair value of New OP Predecessor’s liabilities. GAV is calculated using methods management believes to be appropriate based on the characteristics of the communities. For valuation purposes,

New OP Predecessor segregates its portfolio into the following categories: Stabilized; Redevelopment and Development; and Other Real Estate. Communities in these categories are valued as follows:

•

New OP Predecessor’s Stabilized portfolio is valued using a direct capitalization rate (“cap rate”) method based on New OP Predecessor’s proportionate share of annualized property NOI, less a 2% management fee, and market cap rates. Market cap rates are determined on a property-by-property basis, based primarily on information published by CBRE’s cap rate survey. CBRE is a nationally recognized provider of real estate data. Such survey includes ranges of current cap rates based on the following community characteristics: market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add.

New OP Predecessor categorizes the communities in its Stabilized portfolio using the framework described above and, using its judgment and detailed knowledge of each community’s condition and location, to select a cap rate within the range provided in CBRE’s cap rate survey. Alternatively, if New OP Predecessor is actively marketing a community for sale, the cap rate used for the community may differ from CBRE’s cap rate survey based upon the actual bids New OP Predecessor receives. The range of cap rates included in CBRE’s cap rate survey related to New OP Predecessor’s valuation as of March 31, 2020 ranged from 5.1% to 5.6%, resulting in a weighted average cap rate used in the Company’s valuation of its Stabilized portfolio of approximately 5.4%.

The Stabilized portfolio comprised approximately 71% of New OP Predecessor’s GAV as of March 31, 2020.

•

New OP Predecessor’s Other Real Estate portfolio is valued either at New OP Predecessor’s historical cost, which management believes approximated fair value given the recent acquisition of the related properties, or using the same methods as those described for the Stabilized portfolio above for those properties that have current operations and not recently acquired. Other Real Estate comprised approximately 29% of New OP Predecessor’s GAV as of March 31, 2020.

To calculate NAV, GAV is reduced by New OP Predecessor’s liabilities, such as the fair value of its debt and other tangible liabilities; such as, accounts payable and accrued and other liabilities. These liabilities are expected to be settled in cash through the normal course of operations. The Company estimates the fair value of its debt using both income and market approaches, including a comparison of contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual rates, remaining periods to maturity, collateral quality, and loan to value ratios.

Related Party Transactions

Note Payable to AIR OP

AIR OP issued a note to New OP Predecessor during the year ended December 31, 2019, for which the principal amount due was $66.3 million as of September 30, 2020. The note has a stated interest rate of 6.5% with a current term to maturity of 4.1 years, but we expect this note to be assigned from AIR OP to New OP as part of the Separation. During the nine months ended September 30, 2020, we incurred $3.3 million of interest on the note. There was no interest incurred on the note during the nine months ended September 30, 2019.

Lease Agreement with AIR Predecessor

During the nine months ended September 30, 2020, AIR Predecessor entered into a lease agreement with 1001 Brickell Bay Drive for office space. The lease term is 37 months, and revenue associated with the lease is recognized on a straight-line basis in rental and other property revenues in our combined statements of operations.

Expense Allocation

We have allocated from AIR Predecessor to New OP Predecessor certain expenses, including property operating expenses, depreciation and amortization, and general and administrative expenses, incurred at the corporate level that are attributable to New OP Predecessor on a carve-out basis. Expenses allocated for the nine months ended September 30, 2020 and 2019 were $6.5 million and $6.7 million, respectively. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on our relative share of total gross potential revenue of AIR Predecessor, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR Predecessor, which we believe to be reasonable methodologies. These allocated expenses are centralized corporate costs attributable to AIR Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations.

Insurance

AIR Predecessor maintains insurance coverages to insure our communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, AIR Predecessor has third-party insurance coverage (after self-insured retentions) that defray the costs of large workers’ compensation, health, and general liability exposures. Insurance premiums are allocated to our communities based on estimates prepared by a third party insurance broker. The estimates are based on prevailing market rates, age, building characteristics, loss history, location and concentration of the property.

Related Party Property Management Agreements

AIR Predecessor provides us with property management services for our communities. In exchange for these services, New OP will pay a 3% fee pursuant to the Property Management Agreements and a fee for other services provided pursuant to the Master Services Agreement, including information technology and human resource related services, which approximates 1% of revenue based on the expected level of services provided to the New OP. For the nine months ended September 30, 2020 and 2019, we incurred property management fees payable to AIR Predecessor of $5.0 million and $5.1 million, respectively. Property management fees are included in property operating expenses in our combined statements of operations.

Cash Management

During these periods, AIR Predecessor used a centralized approach for cash management. Transfers of cash both to and from AIR Predecessor are included within change in AIR Predecessor investment, net, on the combined statements of cash flows and contribution from (distribution to) AIR Predecessor, net, on the combined statements of partners’ capital. Historically, AIR Predecessor has not charged us interest expense.

Quantitative and Qualitative Disclosures about Market Risk

Our chief market risks are refunding risk, that is the availability of property debt or other cash sources to refund maturing property debt, and repricing risk, that is the possibility of increases in base interest rates and credit risk spreads. We use long-dated, fixed-rate, amortizing, non-recourse property debt in order to avoid the refunding and repricing risks of short-term borrowings. We use working capital primarily to fund short-term uses. We make limited use of derivative financial instruments and we do not use them for trading or other speculative purposes.

Market Risk Associated with Loans Secured by Our Portfolio

As of September 30, 2020, we had $55.0 million of variable-rate property debt outstanding. We estimate that a change in 30-day LIBOR of 100 basis points with constant credit risk spreads would reduce or increase interest expense by approximately $0.6 million on an annual basis.

During the nine months ended September 30, 2020, we paid an upfront premium of $12.1 million for the option to enter into an interest rate swap at a future date. This interest rate option, or swaption, provides partial protection against our refinancing interest rate risk and is intended to mitigate interest rate increases between now and 2024. We receive a cash settlement in the future if the prevailing interest rate is higher than the 1.68% strike price. The amount of future cash settlement is limited if the prevailing interest rate exceeds 2.78%. Alternatively, if interest rates were to decrease below the specified strike price, we would not receive a cash settlement.

As of September 30, 2020, we had approximately $9.2 million in cash and cash equivalents and restricted cash, a portion of which bears interest at variable rates.

We estimate the fair value of debt instruments as described further in Note 7 to the condensed combined financial statements. The estimated fair value of total indebtedness, including our note payable to AIR OP, was approximately $539.4 million as of September 30, 2020, inclusive of a $22.1 million mark-to-market liability. The mark-to-market liability as of December 31, 2019 was $6.0 million.

For the Years Ended December 31, 2019, 2018, and 2017

Results of Operations

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the accompanying combined financial statements elsewhere in this information statement.

Net income decreased by $3.3 million for the year ended December 31, 2019 compared to 2018, and decreased by $1.8 million for the year ended December 31, 2018 compared to 2017, as described more fully below.

Property Operations

As of December 31, 2019, our Stabilized segment included seven communities with 3,140 apartment homes, our Separate Portfolio segment included 16 communities with 2,887 apartment homes, and our Other segment included one office building.

Please refer to “Results of Operations – Nine Months Ended September 30, 2020, Compared to September 30, 2019” for discussion of our use of proportionate property net operating income to assess the operating performance of our segments.

Please refer to the combined financial statements elsewhere in this information statement for further discussion regarding our segments, including a reconciliation of these proportionate amounts to combined rental and other property revenues and property operating expenses.

Proportionate Property Net Operating Income – Year Ended December 31, 2019 Compared to December 31, 2018

The results of our segments for the years ended December 31, 2019 and 2018, are presented below.

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Rental and other property revenues, before utility reimbursements:
Stabilized	$64,267	$62,059	$2,208	3.6%
Separate Portfolio	67,079	65,309	1,770	2.7%
Other	6,888	—	6,888	100.0%

Total	138,234	127,368	10,866	8.5%
Property operating expenses, net of utility reimbursements:
Stabilized	20,520	20,783	(263)	(1.3%)
Separate Portfolio	22,442	20,995	1,447	6.9%
Other	1,931	—	1,931	100.0%

Total	44,893	41,778	3,115	7.5%
Proportionate property net operating income:
Stabilized	43,747	41,276	2,471	6.0%
Separate Portfolio	44,637	44,314	323	0.7%
Other	4,957	—	4,957	100.0%

Total	$93,341	$85,590	$7,751	9.1%

For the year ended December 31, 2019, compared to 2018, our Stabilized proportionate property net operating income increased by $2.5 million, or 6.0%. This increase was attributable primarily to a $2.2 million, or 3.6%, increase in rental and other property revenues due to higher average revenues of $57 per apartment home comprised of increases in rental rates. Renewal rents increased by 4.7% and new lease rents increased by 2.7%, resulting in a weighted-average increase of 3.8%. The increase in Stabilized proportionate property net operating income was also attributable to a $0.3 million, or 1.3%, decrease in property operating expenses due primarily to a decrease in controllable operating expenses, offset partially by an increase in real estate taxes.

Other proportionate property net operating income increased by $5.0 million, or 100.0%, for the year ended December 31, 2019, compared to 2018, due to the acquisition of 1001 Brickell Bay Drive in July 2019.

Proportionate Property Net Operating Income – Year Ended December 31, 2018, Compared to December 31, 2017

The results of our segments for the years ended December 31, 2018 and 2017, are presented below. There was no proportionate property net operating income associated with our Other segment during these periods, as the only property in the segment was not acquired until 2019.

	Year Ended December 31,
(in thousands)	2018	2017	$ Change	% Change
Rental and other property revenues, before utility reimbursements
Stabilized	$62,059	$59,625	$2,434	4.1%
Separate Portfolio	65,309	63,504	1,805	2.8%

Total	127,368	123,129	4,239	3.4%
Property operating expenses, net of utility reimbursements
Stabilized	20,783	19,942	841	4.2%
Separate Portfolio	20,995	20,475	520	2.5%

Total	41,778	40,417	1,361	3.4%
Proportionate property net operating income
Stabilized	41,276	39,683	1,593	4.0%
Separate Portfolio	44,314	43,029	1,285	3.0%

Total	$85,590	$82,712	$2,878	3.5%

For the year ended December 31, 2018, compared to 2017, our Stabilized proportionate property net operating income increased by $1.6 million, or 4.0%. This increase was attributable primarily to a $2.4 million, or 4.1%, increase in rental and other property revenues due to higher average revenues of $52 per apartment home comprised of increases in rental rates and a 1.4% increase in average daily occupancy. Renewal rents increased by 5.1% and new lease rents increased by 3.0%, resulting in a weighted-average increase of 4.0%. The increase in Stabilized proportionate property net operating income was offset partially by a $0.8 million, or 4.2%, increase in property operating expenses due primarily to higher controllable operating expenses, real estate taxes, and utility costs.

Non-Segment Real Estate Operations

Operating income amounts not attributed to our segments include offsite costs associated with property management and casualty losses, which we do not allocate to our segments for purposes of evaluating segment performance.

For the year ended December 31, 2019, compared to 2018, and the year ended December 31, 2018, compared to 2017, non-segment real estate operations were consistent.

Depreciation and Amortization

For the year ended December 31, 2019, compared to 2018, depreciation and amortization expense increased by $14.7 million, or 29.7%, due primarily to depreciation and amortization of assets at 1001 Brickell Bay Drive, acquired in July 2019.

For the year ended December 31, 2018, compared to 2017, depreciation and amortization expense increased by $5.2 million, or 11.8%, due primarily to higher capital additions.

General and Administrative Expenses

For the year ended December 31, 2019, compared to 2018, general and administrative expenses increased by $1.3 million, or 22.5%, due primarily to increased allocation of expenses from AIR Predecessor driven by the acquisition of 1001 Brickell Bay Drive and our Parkmerced mezzanine investment.

For the year ended December 31, 2018, compared to 2017, general and administrative expenses were consistent.

Mezzanine Investment Income, Net

On November 26, 2019, we loaned $275 million to the partnership owning Parkmerced Apartments. For the year ended December 31, 2019, we recognized $1.5 million of income in connection with the mezzanine loan, net of transaction cost amortization.

We have accrued all interest amounts due as required by GAAP. Our loan is secured by approximately $300 million of borrower equity junior to our loan. In the event we determine that a portion of the loan or accrued interest is not collectable, we will cease income recognition and, if appropriate, recognize an impairment.

Other Expenses, Net

Other expenses, net, includes costs associated with partnership administration and certain non-recurring items.

For the year ended December 31, 2019, compared to 2018, other expenses, net, increased by $1.0 million, or 94.1%, due primarily to the 2018 settlement resulting from resolution of our litigation against Airbnb and increased allocation of expenses from AIR Predecessor.

For the year ended December 31, 2018, compared to 2017, other expenses, net, decreased by $2.2 million, or 66.2%, due primarily to a revision in the environmental liabilities reserve for the year ended December 31, 2017.

Income Tax Benefit

Some of our apartment communities and 1001 Brickell Bay Drive are owned through TRS entities. Our income tax benefit calculated in accordance with GAAP includes income taxes associated with the income or loss of our TRS entities, including tax on gains on dispositions, for which the tax consequences have been realized or will be realized in future periods. Income taxes related to these items, as well as changes in valuation allowance and the establishment of incremental deferred tax items in conjunction with intercompany asset transfers (if applicable), are included in income tax benefit in our consolidated statements of operations.

For the year ended December 31, 2019, compared to 2018, income tax benefit increased by $3.6 million due primarily to an income tax benefit associated with 1001 Brickell Bay Drive, which was acquired in July 2019.

For the year ended December 31, 2018, compared to 2017, income tax benefit decreased by $3.5 million due primarily to a tax benefit we recognized in 2017 as a result of the December 2017 tax reform legislation.

Liquidity and Capital Resources

Liquidity

Liquidity is the ability to meet present and future financial obligations. AIR Predecessor used a centralized approach whereby cash funded by AIR Predecessor is presented as a contribution in equity and cash received by

AIR Predecessor is presented as a distribution in equity. Historically, AIR Predecessor has not charged us interest expense. Our primary source of liquidity is cash flow from operations, which was $57.9 million for the year ended December 31, 2019 and, as of December 31, 2019, we have $5.4 million in cash and cash equivalents.

Please refer to “Liquidity and Capital Resources – Nine Months Ended September 30, 2020, Compared to September 30, 2019” above for discussion of our short and long-term sources and uses of liquidity.

As of December 31, 2019, we also held unencumbered communities with an estimated fair market value, based on GAV, of approximately $545 million. Please refer to “Non-GAAP Measures” above for details regarding our methodology for calculating GAV.

Leverage and Capital Resources

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels and many lenders are active in the market. However, any adverse changes in the lending environment could negatively affect our liquidity. If property or development financing options become unavailable for our future debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from apartment community dispositions.

As of December 31, 2019, approximately 88% of our leverage consisted of property-level, non-recourse, long-dated, amortizing debt. Approximately 89% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates, and inflation. The weighted-average remaining term to maturity of our property-level debt was 6.1 years.

As of December 31, 2019, approximately 12% of our leverage consisted of a note payable to AIR OP, which is fixed-rate. This debt has a current maturity date of November 1, 2024, but we expect this note to be assigned from AIR OP to New OP and thus will not be part of our leverage going forward.

Changes in Cash, Cash Equivalents, and Restricted Cash

The following discussion relates to changes in combined cash, cash equivalents, and restricted cash due to operating, investing, and financing activities, which are presented in our combined statements of cash flows elsewhere in this information statement.

Operating Activities

Our operating cash flow is affected primarily by rental rates, occupancy levels, and operating expenses related to our communities.

Cash provided by operating activities for the year ended December 31, 2019, increased by $4.4 million compared to 2018, due primarily to higher contribution from our communities.

Cash provided by operating activities for the year ended December 31, 2018, increased by $6.8 million compared to 2017, due primarily to higher contribution from our communities.

Investing Activities

Cash used in investing activities for the year ended December 31, 2019, increased by $375.0 million compared to 2018, due primarily to the $277.6 million payment for the Parkmerced mezzanine loan and related transaction costs and the $95.9 million acquisition of 1001 Brickell Bay Drive.

Cash used in investing activities for the year ended December 31, 2018, decreased by $12.9 million compared to 2017, due primarily to lower capital expenditures associated with kitchen and bath remodeling, energy conservation projects and investments in more durable, longer-live materials.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2019, increased by $376.2 million compared to 2018, due primarily to higher net contribution from AIR Predecessor, proceeds from the note payable due to AIR OP, lower repayments on property debt, and contribution from noncontrolling interests in a consolidated real estate partnership offset partially by lower proceeds from property debt.

Cash used in financing activities for the year ended December 31, 2018, increased by $19.9 million compared to 2017, due primarily to lower net contributions from AIR Predecessor and lower proceeds from property debt, offset partially by lower principal repayments on non-recourse property debt.

Contractual Obligations

This table summarizes information contained elsewhere in this information statement regarding payments due under contractual obligations and commitments as of December 31, 2019 (in thousands):

	Total	Less than One Year (2020)	1-3 Years (2021-2022)	3-5 Years (2023-2024)	More than Five Years (2025 and Thereafter)
Non-recourse property debt(1)	$493,886	$10,303	$102,184	$139,056	$242,343
Note payable due to AIR OP	66,295	—	—	66,295	—
Interest related to debt(2)	101,257	18,376	32,828	22,016	28,037
Construction obligations(3)	1,007	1,007	—	—	—

Total	$662,445	$29,686	$135,012	$227,367	$270,380

(1)	Includes schedules principal amortization and maturity payments.
(2)	Includes interest related to both non-recourse property debt and our note payable due to AIR OP.
(3)

Represents estimated obligations pursuant to construction contracts related to our redevelopment and capital spending. Please refer to Note 10 to the combined financial statements elsewhere in this information statement for additional information regarding these obligations.

Future Capital Needs

In addition to the items set forth in “Liquidity and Capital Resources – Contractual Obligations” above, we expect to fund any future acquisitions, debt maturities, redevelopment and development, and capital spending principally with proceeds from short-term borrowings, debt and equity financing, and operating cash flows.

Non-GAAP Measures

Various of the key financial indicators we use in managing our business and in evaluating our financial condition and operating performance are non-GAAP measures. Key non-GAAP measures we use are defined and described below, and for those non-GAAP financial measures used or disclosed within this annual report, reconciliations of the non-GAAP financial measures to the most comparable financial measure computed in accordance with GAAP are provided.

Please refer to “Non-GAAP Measures” for the nine months ended September 30, 2020, and 2019 above for the definition of Adjusted EBITDAre.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization for Real Estate (EBITDAre)

The reconciliation of net income to EBITDAre and Adjusted EBITDAre for the years ended December 31, 2019, 2018, and 2017, is as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Net income	$113	$3,411	$5,199
Adjustments:
Interest expense	18,598	19,643	21,972
Income tax (benefit) expense	(3,301)	261	(3,199)
Depreciation and amortization	64,030	49,375	44,156
Adjustment related to EBITDAre of unconsolidated partnerships	843	837	844

EBITDAre	$80,283	$73,527	$68,972

Net loss attributable to noncontrolling interests in consolidated real estate partnership	206	5	11
EBITDAre adjustments attributable to noncontrolling interests	(465)	(27)	(30)
Litigation, net (1)	—	(312)	—

Adjusted EBITDAre	$80,024	$73,193	$68,953

(1)

During 2018, we were engaged in litigation with Airbnb, which was resolved during the fourth quarter of 2018. Due to the unpredictable nature of these proceedings and because we believe they are not representative of current operating performance, related amounts recognized have been excluded from Adjusted EBITDAre.

Related Party Transactions

Note Payable to AIR OP

AIR OP issued a note to New OP Predecessor during the year ended December 31, 2019, for which the principal amount due was $66.3 million as of December 31, 2019. The note has a stated interest rate of 6.5% with a current term to maturity of 4.8 years, but we expect this note to be assigned from AIR OP to New OP. During the year ended December 31, 2019, we incurred $0.8 million of interest on the note.

Expense Allocation

We have allocated from AIR Predecessor to New OP Predecessor certain expenses, including property operating expenses, depreciation and amortization, and general and administrative expenses, incurred at the corporate level that are attributable to New OP Predecessor on a carve-out basis. Expenses allocated for the years ended December 31, 2019, 2018, and 2017, were $9.5 million, $7.6 million, and $7.1 million, respectively. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on our relative share of total gross potential revenue of AIR Predecessor, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR Predecessor, which we believe to be reasonable methodologies. These allocated expenses are centralized corporate costs attributable to AIR Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations.

Insurance

AIR Predecessor maintains insurance coverages to insure our communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, AIR Predecessor has third party insurance coverage (after self-insured retentions) that defray the costs of large workers’ compensation, health, and general liability exposures. Insurance premiums are allocated to our communities based on estimates prepared by a third-party insurance broker. The estimates are based on prevailing market rates, age, building characteristics, loss history, location and concentration of the property.

Related Party Property Management Agreements

AIR Predecessor provides us with property management services for our communities. In exchange for these services, New OP will pay a 3% fee pursuant to the Property Management Agreements and a fee of other services provided pursuant to the Master Services Agreement, including information technology and human resource related services, which approximates 1% of revenue based on the expected level of services provided to the New OP. For the years ended December 31, 2019, 2018, and 2017, we incurred property management fees payable to AIR Predecessor of $7.5 million, $7.0 million, and $6.7 million, respectively. Property management fees are included in property operating expenses in our combined statements of operations.

Cash Management

During these periods, AIR Predecessor used a centralized approach for cash management. Transfers of cash both to and from AIR Predecessor are included within change in AIR Predecessor investment, net, on the combined statements of cash flows and contribution from (distribution to) AIR Predecessor, net, on the combined statements of partners’ capital. Historically, AIR Predecessor has not charged us interest expense.

Critical Accounting Policies and Estimates

We prepare our combined financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our combined financial statements.

Capitalized Costs

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopments, other tangible apartment community improvements, and replacements of existing community components. Included in these capitalized costs are payroll costs associated with time spent by employees in connection with the planning, execution, and control of all capital addition activities at our communities. We characterize as “indirect costs” an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital addition activities. We also capitalize interest, property taxes, and insurance during periods in which redevelopments are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get communities, apartment homes, or leased spaces ready for their intended use begin. These activities include when communities, apartment homes, or leased spaces are undergoing physical construction, as well as when homes or leased spaces are held vacant in advance of planned construction, provided that other activities such as permitting, planning, and design are in progress. We cease the capitalization of costs when the communities or components thereof are substantially complete and ready for their intended use, which is typically when construction has been completed and homes or leased spaces are available for occupancy. We charge costs including ordinary repairs, maintenance, and resident turnover costs to property operating expense, as incurred.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of a community may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the community. If the carrying amount exceeds the estimated aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the community.

Quantitative and Qualitative Disclosures about Market Risk

Our chief market risks are refunding risk, that is the availability of property debt or other cash sources to refund maturing property debt, and repricing risk, that is the possibility of increases in base interest rates and credit risk spreads. We use long-dated, fixed-rate, amortizing, non-recourse property debt in order to avoid the refunding and repricing risks of short-term borrowings. We use working capital primarily to fund short-term uses. We make limited use of derivative financial instruments and we do not use them for trading or other speculative purposes.

Market Risk Associated with Loans Secured by Our Portfolio

As of December 31, 2019, we had $55.0 million of variable-rate property-level debt outstanding. We estimate that a change in 30-day LIBOR of 100 basis points with constant credit risk spreads would reduce or increase interest expense by approximately $0.6 million on an annual basis.

As of December 31, 2019, we had approximately $10.1 million in cash and cash equivalents and restricted cash, a portion of which bears interest at variable rates.

We estimate the fair value of debt instruments as described in Note 10 to the combined financial statements. The estimated fair value of total indebtedness, including our note payable to AIR OP, was approximately $566.1 million as of December 31, 2019, inclusive of a $6.0 million mark-to-market liability. The mark-to-market asset as of December 31, 2018, was approximately $1.2 million.

BUSINESS AND PROPERTIES

Our Company

The general partner of AIR OP has announced a plan to create New OP by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies: (I) “New” Aimco, which will own New OP, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions; and (II) AIR, which will own AIR OP, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares.

Each of Aimco (and New OP) and AIR (and AIR OP) will have its own distinctive focus. The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco is expected to benefit from a pipeline of redevelopment and development opportunities including those soured by Aimco, those sourced in collaboration with IQHQ, and those leased from AIR. In addition, Aimco is expected to benefit from a broader menu of investment choices, now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage and that may result in higher investment returns.

AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. Aimco, directly and through subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of New OP. New OP will hold substantially all of Aimco’s assets and manage the daily operations of Aimco’s business directly and indirectly through certain subsidiaries and by engaging AIR to initially provide customary administrative and support services, and property management services.

Aimco is expected to be governed by an independent board of directors, including six new, independent directors, and two independent directors from the AIR board: Bob Miller, who will be elected Chairman of the Aimco board of directors, and Mike Stein. Mr. Considine will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Senior management will include Lynn Stanfield as Chief Financial Officer and Jennifer Johnson as General Counsel and Chief Administrative Officer. In addition, Terry Considine will be a member of AIR’s board of directors and also will be AIR’s Chief Executive Officer.

Aimco and New OP will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) the Stabilized Seed Properties, which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and the assemblage of

1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive. The Stabilized Seed Properties and the Parkmerced Loan will serve as “seed” assets and provide us with revenue from rent collection and interest payments to help meet Aimco’s ongoing liquidity needs. We intend to complete redevelopment of Hamilton on the Bay, 1001 Brickell Bay Drive, Yacht Club at Brickell, and North Tower at Flamingo Point, and to lease-up Prism, The Fremont, and 707 Leahy apartment.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco and New OP are also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

The AIR and AIR OP portfolio is expected to include 98 apartment communities, which had with 26,599 apartment homes as of September 30, 2020, diversified by both geography and price point. The AIR and AIR OP portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles.

AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV of $7.8 billion, in each case, as of March 31, 2020.

AIR and New OP do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, the Initial Leased Properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California. These properties will be leased to Aimco and, under each such lease, the terms thereof will be on an arm’s-length basis, including the initial term and extensions and the initial annual rent, which will be based on the then-current fair market value of the leased property and market NOI cap rates, subject to certain adjustments and periodic escalation as set forth in such lease. Further, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

Aimco’s and New OP’s expected business activities following the completion of the Separation are summarized below.

Redevelopment and Development

We intend to redevelop and develop apartment communities and other real estate. We plan to undertake ground-up development when warranted by risk-adjusted investment returns, either directly or in connection with the redevelopment of an existing property. When warranted, we will rely on the expertise and credit of a third-party developer familiar with the local market to limit our exposure to construction risk. We also expect to undertake a range of redevelopments, including: those in which buildings or exteriors are renovated without the need to vacate a significant percentage of apartment homes, or short-cycle redevelopments; those in which significant renovation of apartment homes may be accomplished upon lease expiration and turnover; and those in which an entire building or community is vacated, or long-cycle redevelopments. We may execute redevelopment using various strategies, which will depend on the needs of the party for whom we are doing the redevelopment or development work. For example, we may take a phased approach, in which we renovate a property in stages. Alternatively, we may intend to complete the redevelopment project on an accelerated timeline, with the goal of commencing the lease-up phase and returning the improvements to the other party rapidly to quicken our return on investment. Redevelopment work may include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density; that is, the right to add apartment homes to a site.

We expect to complete the redevelopment of certain of our Owned Properties after the completion of the Separation. These properties include Hamilton on the Bay, 1001 Brickell Bay Drive, and Yacht Club at Brickell. We may also source our own opportunities and acquire other properties or portfolios from third parties that we believe can be redeveloped or developed or leased-up to become stabilized properties, and sell such properties to AIR once the redevelopment and development and lease-ups are completed. If AIR agrees, subject to its discretion, to acquire any such properties, AIR will acquire such property from us at then-current fair market value. If AIR does not acquire such properties, we will be permitted to sell such properties to third parties.

In addition, we will be collaborating with IQHQ, a leading life sciences real estate developer, on mixed-use projects across the United States. The agreement between us and the developer provides us with the opportunity (subject to pricing) to develop multifamily properties that are co-located with commercial life science uses built by the developer. We also intend to seek opportunities to collaborate with other third parties, including other developers, and to seek to provide redevelopment and development services to other third parties, including through joint ventures, partnerships with AIR, or other transactions, to expand our investment prospects.

We also expect to benefit from a pipeline of redevelopment and development opportunities that may be sourced from AIR, and to provide improved stabilized properties to AIR at a favorable price by redeveloping and developing properties and increasing occupancy at properties that are not stabilized due to a recently completed redevelopment or development, in each case, that are owned by AIR and leased by us, commencing with the Initial Leased Properties. We expect to lease the Initial Leased Properties (and additional properties if and as may be mutually agreed between us and AIR in the future, subject to the approval of each of AIR’s and Aimco’s independent directors) pursuant to leases entered into in accordance with the Master Leasing Agreement for a percentage of then-current fair market value and redevelop, develop or lease-up the property with the goal of maximizing long-term value of the community. Upon completion of the redevelopment and development and lease-up, we will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either by payment from AIR of a sum equal to 95% of the difference between the then-current fair market value of the property less the fair market value of the property at the time of lease inception if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If AIR elects not to pay the fee for the redevelopment or development-related improvements, and we decline to purchase the property or cause its sale to a third party, we may elect to rescind our termination of the applicable lease and instead continue such lease in effect in accordance with its terms. If we do not exercise (or we rescind) our option to terminate a lease, we will have the option to assign the lease to a third party, subject to AIR’s consent and right of first refusal. Our redevelopment and development projects are expected to be funded using our balance sheet or equity from joint ventures.

Other Real Estate

We will initially own the Stabilized Seed Properties. In the future, we may also acquire additional properties. The Stabilized Seed Properties and any additional stabilized properties we may acquire are expected to provide us with a base of steady revenue through rent collection, to help balance the cyclical and more unpredictable nature of our redevelopment and development business. These properties also may serve as sources of collateral and liquidity for our future funding needs. In addition to rent collection, we may extract capital from these assets through investments by third parties for partial ownership or through an outright sale. We will provide AIR a right of first offer to acquire additional stabilized properties that we are under contract to purchase from third parties for 101% of the sum of the agreed-upon purchase price plus out of pocket costs. We may use that capital to invest in properties that we expect will be higher returning, value-add properties. See “Business and Properties—Properties” for more information on the Stabilized Seed Properties.

Additionally, we may undertake other real estate investment transactions, including, but not limited to, investments in joint ventures (including with AIR), serving as a developer for a broader development project, property acquisitions, and the acquisition of general or limited partner positions in partnerships.

We also will own the Parkmerced Loan, which consists of a five-year, $275 million mezzanine loan at a 10% annual rate to the partnership owning the Parkmerced Apartments (secured by a second-priority deed of trust) and a 10-year option to acquire a 30% interest in the partnership at an exercise price of $1 million, increased by 30% of future capital spending to progress redevelopment and development of the Parkmerced Apartments. We expect that the Parkmerced Loan will provide us an attractive return with limited expected downside risk. The option is expected to provide us with an opportunity to participate in substantial value creation from the vested development rights. See “Business and Properties—Properties—Parkmerced Loan” for more information on the Parkmerced Loan.

AIR will Manage a Majority of our Properties

After the Separation, AIR will have the responsibility of managing and operating our stabilized properties. AIR initially will provide property management and certain other property-related services to us for the majority of our properties, and we will generally be obligated to pay to AIR a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. See “Our Relationship with AIR Following the Separation.”

Our Management Team

In connection with the Separation, AIR and AIR OP will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco and New OP will employ approximately 50 of Aimco’s existing employees. Each of Aimco and AIR will have senior management teams focused on the performance of each company’s respective businesses and value-creation opportunities. We believe that the separation of the Aimco and AIR portfolios, and an experienced senior management team at each of Aimco and AIR, will result in the respective businesses each receiving the senior management focus and attention required for each business to realize its potential. Our senior management team has a collective track record of successful redevelopment and development projects, active management of real estate operations or real estate portfolio management, all within a REIT environment. In addition, we will have access to AIR’s property management team, who will initially manage and operate the majority of the apartment communities in our portfolio pursuant to the Property Management Agreements.

Bob Miller will be elected Chairman of the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Mr. Powell has served as Executive Vice President—Redevelopment since January 2018, and we believe has the experience to continue serving Aimco as its Chief Executive Officer. Terry

Considine will resign as Chief Executive Officer of Aimco in connection with the Separation and will continue to serve Aimco with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. During the two years when Mr. Considine will have specific responsibilities to the Aimco board of directors, he will not accept compensation from Aimco that would serve to increase his current compensation, provided that, AIR and Aimco have agreed that following the Separation, Aimco will reimburse AIR for base salary, short-term incentive amounts, and long-term incentive amounts paid by AIR to Mr. Considine under his employment agreement with AIR that are in excess of $1 million annually. In addition, Mr. Considine will serve on the boards of directors of both AIR and Aimco, but will not serve as Chairman of either. Mr. Considine (in addition to any other directors serving on both boards of directors) will recuse himself from voting as a member of either board of directors during the approval or disapproval of any transactions between the two companies. In addition, our senior management team will include Lynn Stanfield, as Executive Vice President and Chief Financial Officer, and Jennifer Johnson, as Executive Vice President, Chief Administrative Officer and General Counsel, each of whom has more than 16 years of experience.

Management’s compensation is designed to be aligned with strategy and performance and to incentivize growth and returns. See “Management—Executive Compensation.”

In addition, Aimco has, and after the completion of the Separation is expected to have, a board of directors that meets the NYSE independence requirements, including being comprised of a majority of independent directors, and Aimco will separate the roles of Chairman of the board of directors and Chief Executive Officer. To provide sufficient time for the Aimco board of directors and the senior management team to establish and execute the “new” Aimco business plan of long-cycle redevelopment and development, and because individual projects most often require three to five years from inception to completion, the Aimco board of directors unanimously determined to opt into MUTA effective as of the separation and to classify the new Aimco board of directors so that only one-third of the directors stand for election at each annual meeting until Aimco’s 2024 annual meeting, at which time all directors will stand for election annually.

A wholly owned subsidiary of Aimco will be the general partner of New OP. Except as otherwise expressly provided in the New OP partnership agreement, all management powers over the business and affairs of New OP are exclusively vested in the general partner. New OP will have no directors or executive officers.

Strengths

The Separation is intended to provide us and AIR with the necessary structure, management, and strategy to create stockholder value. In particular, we believe that Aimco will have the following strengths following the Separation:

•

Ability to source a strong pipeline of redevelopment and development from AIR. Although AIR and Aimco will be two, focused and independent companies, AIR and Aimco each have the potential to benefit from opportunities to work together in the future when it is in their respective interests. This relationship is expected to provide Aimco with the ability to source redevelopment and development opportunities from AIR through an arrangement pursuant to which AIR will lease properties in need of redevelopment or development to Aimco. Upon completion of the redevelopment and development and lease-up, Aimco will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either by payment from AIR of a sum equal to 95% of the difference between the then-current fair market value of the property less the fair market value of the property at the time of lease inception if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If AIR elects not to pay the fee for the redevelopment or development-related improvements, and Aimco declines to so purchase the property or cause its sale to a third party, Aimco may elect to rescind its termination of the applicable lease and instead continue such lease in effect in accordance with its terms.

•

Broad menu of investment choices and ability to engage in transactions that may result in higher investment returns. As an independent company from AIR, we will no longer be serving investors seeking current period returns and can focus on pursuing value-creation transactions. We will have a menu of investment choices now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage. We believe that the ability to engage in these transactions will generate higher investment returns on a risk-adjusted basis.

•

Management team with relevant experience and incentives aligned with equityholders. Aimco’s senior management team will focus solely on Aimco’s business and will be incentivized to make decisions that are in the best interest of Aimco. Aimco will also have both management and board investment committees to review and approve transactions. Aimco’s senior management team has a collective track record of successful redevelopment and development projects, and real estate portfolio management, all within a REIT environment. In addition, Aimco will initially rely on AIR’s property management team to operate a majority of its portfolio of properties pursuant to the Property Management Agreements, which allows Aimco to use the strengths of AIR’s property management team in connection with targeting customers with above-average income and prospects, achieving high customer satisfaction, achieving above-average customer retention, maintaining high average daily occupancy, increasing income from other services and other assets, and emphasizing control of costs.

•

Experienced leader with incentives aligned with equityholders’ interests. Wes Powell will serve as Aimco’s President and Chief Executive Officer. Mr. Powell has served as Executive Vice President—Redevelopment since January 2018, and we believe has the experience to continue serving Aimco as its Chief Executive Officer. As equityholders in Aimco, we believe Mr. Powell’s interests will be well-aligned with the interests of our equityholders.

•

Ability to source funding from stabilized assets. Our portfolio of stabilized assets will initially include the Stabilized Seed Properties: Royal Crest Estates (Warwick), Waterford Village, Royal Crest Estates (Marlboro), Wexford Village, Royal Crest Estates (Nashua), The Bluffs at Pacifica, St. George Villas, Casa del Hermosa, Casa del Sur, Casa del Norte, and Casa del Mar. We may also acquire additional stabilized assets in the future. These assets may serve as sources of collateral and liquidity for Aimco’s future funding needs and are expected to provide us with a base of steady revenue through rent collection, to help balance the cyclical and more unpredictable nature of our redevelopment and development business. We may extract capital from stabilized assets through rent collection, investments by third parties for partial ownership, or an outright sale, and use that capital to invest in properties that we expect will be higher returning, value-add properties.

Strategy

Following the Separation, Aimco will seek to maximize stockholder value through:

•

Redevelopment and development focus. We will undertake redevelopment and development projects that we source ourselves. For example, we will be collaborating with IQHQ, a premier life sciences real estate developer, on mixed-use projects across the United States. In addition, we expect to initially undertake redevelopment and development opportunities sourced from AIR. As a company independent from AIR, we intend to be able to complete our redevelopment and development projects at a more rapid pace than if we were a combined company. Our dedicated team will focus on, and proactively oversee and manage, our redevelopment and development projects, providing these projects with the attention we believe is necessary to complete the projects on a more accelerated timeline. We expect that this will allow Aimco to realize a faster return on investment.

•

Undertaking complex transactions. We expect to have a broad investment opportunity set and will undertake complicated transactions when warranted by risk-adjusted return propositions. We believe the combination of our focused strategy, experienced management team, real estate portfolio, and sufficient liquidity will position us to take advantage of the industry trends and create value for our stockholders over time.

•

Sufficient liquidity to support our business model. We believe that we will have sufficient liquidity to execute our business model through cash or committed credit, and we intend to maintain sufficient liquidity by retaining cash. We expect that our non-recourse property debt, construction loans, third-party equity capital raised and our retained earnings will provide us with sufficient financial capacity to execute our strategy. We intend to set a formula with which Aimco’s liquidity should comply in order to protect our business.

•

Use financial leverage to increase return on equity. We plan to limit recourse leverage, and to primarily use property-level debt and preferred stock to limit risk to the Aimco entity. In addition, recognizing that the expected holding period for our properties is less than five years, we plan to generally use short-term and floating rate debt with a clear plan for repayment, including options to extend maturity of the debt if preferable to us. When warranted, we may also seek lower cost equity capital from passive joint venture partners or limited partners.

Properties

Properties Summary

Our portfolio consists primarily of market rate apartment communities in which we will own a substantial interest. Our portfolio of Stabilized Seed Properties will initially include garden style apartment communities located in five states. In addition, we will own Hamilton on the Bay, the Yacht Club at Brickell and a 95% interest in 1001 Brickell Bay Drive. 1001 Brickell Bay Drive is a 1.8-acre waterfront parcel in Miami, Florida, currently improved with an office building. The remaining 5% is held by an outside partner and is redeemable at the holder’s option for cash during a three-month exercise period, which begins on July 2, 2022.

A significant number of our Owned Properties will be encumbered by property debt. At the completion of the Separation and at Aimco’s pro rata share, the consolidated Owned Properties are expected to be encumbered by, in the aggregate, $234 million of property debt with a weighted-average interest rate of 3.29% and a weighted-average maturity of 5.9 years. The estimated aggregate GAV (as of March 31, 2020 or the purchase price for Hamilton on the Bay acquired in August 2020) of the Owned Properties that will be unencumbered at the completion of the Separation at which time Aimco’s share, will be $509 million.

AIR will have a purchase option in respect of any real property owned or, subject to the consent of the landlord, leased by us with respect to real property for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period (excluding the Owned Properties, the Parkmerced Loan, the Separate Portfolio Assets, and properties leased from AIR pursuant to the Master Leasing Agreement).

Below is a summary of the Owned Properties and the Parkmerced Loan, which we will own as a result of the Separation:

Asset	MSA	Share of Apartment Homes(1)	Asset Type
Royal Crest Estates (Warwick)	Providence—Warwick, RI—MA	492	Stabilized

Waterford Village	Boston—Cambridge—Newton, MA—NH	588	Stabilized

Royal Crest Estates (Marlboro)	Boston—Cambridge—Newton, MA—NH	473	Stabilized

Wexford Village	Worcester, MA—CT	264	Stabilized

Royal Crest Estates (Nashua)	Manchester/Nashua/Concord, NH	902	Stabilized

The Bluffs as Pacifica	San Francisco, CA	64	Stabilized

St. George Villas(2)	St. George, SC	11	Stabilized

Casa del Hermosa(2)	San Diego, CA	20	Stabilized

Casa del Sur(2)	San Diego, CA	15	Stabilized

Casa del Norte(2)	San Diego, CA	17	Stabilized

Casa del Mar(2)	San Diego, CA	20	Stabilized

Hamilton on the Bay	Miami, FL	271	Redevelopment

Yacht Club at Brickell	Miami-Miami Beach-Kendall, FL	357	Redevelopment

1001 Brickell Bay Drive	Miami-Miami Beach-Kendall, FL	—	Redevelopment

Parkmerced Loan	San Francisco-Redwood City-South San Francisco, CA	—	Mezzanine Investment
Total Assets		3,494

(1)	Share of Apartment Homes is as of September 30, 2020.
(2)	Partially owned assets managed by a third-party operator.

Parkmerced Loan

On November 26, 2019, Aimco made a five-year, $275 million mezzanine loan at a 10% annual rate to the partnership owning the Parkmerced Apartments. The loan is secured by a second-priority deed of trust. Aimco also received a 10-year option to acquire a 30% interest in the partnership at an exercise price of $1 million, increased by 30% of future capital spending to progress redevelopment and development of the Parkmerced Apartments. Pursuant to the Separation, Aimco will transfer to us the loan to, and the equity option in, the partnership.

Parkmerced Apartments is a 152-acre site in the southwest corner of San Francisco, currently improved with 3,221 apartment homes completed shortly before and after World War II. These apartment homes are subject to City of San Francisco rent control. The development of the site is governed by a development agreement that allows for 8,900 total residential units, with the new units exempt from City of San Francisco rent control. The partnership, which is the borrower and in which we have the option to acquire 30% ownership, owns 3,165 of the existing rent-controlled apartment homes, which excludes apartment homes transferred as part of an earlier phase of development to which we are not a party, as well as the vested right to develop 4,093 of the new market-rate homes.

We expected that the Parkmerced Loan will provide us an attractive return with limited expected downside risk. The option is expected to provide us with an opportunity to participate in substantial value creation from the vested development rights.

Separate Portfolio Assets

In addition, we will, through our subsidiary, James-Oxford LP, own a separate portfolio of 16 multifamily properties with an estimated GAV of $0.9 billion, securing property debt of approximately $0.2 billion and notes payable to AIR for approximately $0.5 billion. The notes payable to AIR will be secured by our interests in James-Oxford LP.

Below is a summary of the Separate Portfolio Assets:

Asset	MSA	Share of Apartment Homes	Asset Type

AIMCO 118-122 West 23rd Street	New York, NY	42	Stabilized

Hillmeade	Nashville, TN	288	Stabilized

1045 on the Park Apartment Homes	Atlanta, GA	30	Stabilized

Plantation Gardens	Plantation, FL	372	Stabilized

Elm Creek	Elmhurst, IL	400	Stabilized

Willow Bend	Rolling Meadows, IL	328	Stabilized

Evanston Place	Evanston, IL	190	Stabilized

Yorktown Apartments	Lombard, IL	292	Stabilized

Hyde Park Tower	Chicago, IL	155	Stabilized

2200 Grace	Lombard, IL	72	Stabilized

Bank Lofts	Denver, CO	125	Stabilized

Cedar Rim	Newcastle, WA	104	Stabilized

Pathfinder Village	Fremont, CA	246	Stabilized

2900 on First Apartments	Seattle, WA	135	Stabilized

AIMCO 173 East 90th Street	New York, NY	72	Stabilized

AIMCO 237 Ninth Avenue	New York, NY	36	Stabilized
Total Assets		2,887

Employees

In connection with the Separation, AIR will retain substantially all of Aimco’s existing employees (including Aimco’s existing property management employees), and Aimco will retain approximately 50 of Aimco’s existing employees.

Certain of AIR’s employees will provide services to us following the Separation pursuant to the Master Services Agreement. See “Our Relationship with AIR Following the Separation.”

Competition

In attracting and retaining residents to occupy our apartment communities and the apartment communities that AIR manages for us, we and AIR will compete with numerous other housing providers and property managers. Our apartment communities will compete directly with other rental apartments, as well as condominiums and single-family homes that are available for rent or purchase in the markets in which these apartment communities are located. Principal factors of competition include rent or price charged, attractiveness of the location and apartment community, and the quality and breadth of services. The number of competitive apartment communities relative to demand in a particular area has a material effect on AIR’s ability to lease our apartment homes at these apartment communities and on the rents charged. In certain markets, there exists an oversupply of newly constructed apartment homes, single-family homes, and condominiums relative to consumer demand, which affects the pricing and occupancy of these rental apartments.

We and AIR also will compete with other real estate investors, including apartment REITs, pension and investment funds, partnerships, and investment companies in acquiring, redeveloping, developing, managing, obtaining financing for, and disposing of, apartment communities. This competition will affect our ability to acquire or lease apartment communities we want to add to our portfolio and the price that we will pay in such acquisitions or leases; our ability to finance or refinance communities in our portfolio and the cost of such financing; and our ability to dispose of communities we no longer desire to retain in our portfolio and the timing and price available to us when we seek to dispose of such communities.

We believe that the Separation and associated transactions will position us to identify and successfully capitalize on opportunities that meet our investment objectives. For a discussion of the risks associated with competitive conditions affecting our and AIR’s business, see “Risk Factors—Risks Related to Our Business.”

Regulation

General

Apartment communities and their owners are subject to various laws, ordinances, and regulations, including those related to real estate broker licensing and regulations relating to recreational facilities such as swimming pools, activity centers, and other common areas. Changes in laws increasing the potential liability for environmental conditions existing on communities or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction, and safety requirements, may result in significant unanticipated expenditures, which would adversely affect our net income and cash flows from operating activities. In addition, existing rent control laws, as well as future enactment of rent control or rent stabilization laws, or other laws regulating multifamily housing, may reduce rental revenue or increase operating costs in particular markets.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present at an apartment community. These materials may include lead-based paint, asbestos, polychlorinated biphenyls, and petroleum-based fuels. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the release or presence of such materials. In connection with the ownership, operation, and management of apartment communities, we could potentially be liable for environmental liabilities or costs associated with our current communities, communities we acquire or manage in the future, or communities we previously owned or operated in the past. See “Risk Factors—Risks Related to Our Business—Potential liability or other expenditures associated with potential environmental contamination may be costly.”

Legal Proceedings

General

In addition to the matters described below, we may become party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which may be covered by our general liability insurance program, and some of which may have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Separation

It is expected that, pursuant to the Separation Agreement: (i) any liability arising from or relating to legal proceedings related to the Separation, the Restructuring, or the related transaction will generally be assumed by us and that we will indemnify AIR and its subsidiaries (and their respective directors, officers, employees, and agents, and certain other related parties) against any losses arising from or relating to such legal proceedings; and (ii) AIR will bear (either directly or through indemnification to us) (x) any indemnifiable losses in respect of liabilities of the type covered by Aimco’s general liability insurance policy that were incurred but not yet reported as of the Separation and (y) any liabilities in excess of $10 million in the aggregate arising out of litigation matters related to pre-closing occurrences (that are not related to the Separation, the Restructuring, the related transactions, or other liabilities allocated to us pursuant to the terms of the Separation Agreement). Aimco is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its business, which will be subject to the indemnities to be provided by AIR to us or us to AIR, as applicable. The ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on AIR’s business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if AIR is unable to meet its indemnification obligations.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate. Generally, environmental liabilities will be allocated to the property owner in connection with the Separation pursuant to the Separation Agreement.

For environmental liabilities related to properties that are no longer owned by Aimco or AIR at the time of the Separation (including with respect to the liabilities described in the next two paragraphs), pursuant to the terms of the Separation Agreement, we will bear the first $17.5 million of such liabilities, in the aggregate, and AIR OP will bear any such liabilities in excess of $17.5 million. As a result, although we or certain of our subsidiaries may have legal liabilities to third parties in connection with these environmental liabilities, AIR will be required to indemnify us in respect of indemnifiable losses related to such environmental liabilities in excess of $17.5 million in the aggregate.

Aimco is engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by Aimco since 2008. The contamination allegedly derives from a dry cleaner that operated on Aimco’s former property, prior to Aimco’s ownership. Aimco undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, the EPA listed Aimco’s former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, Aimco prevailed on its federal judicial appeal vacating the Superfund listing. Aimco continues to work with EPA to formulate an agreed order to reimburse EPA costs and finish clean-up of the site outside the Superfund program. Although the outcome of this process is uncertain, Aimco does not expect their resolution to have a material adverse effect on its consolidated financial condition, results of operations or cash flows. The liabilities associated with this matter will be allocated, and certain indemnification rights will be provided, pursuant to the Separation Agreement, as described in more detail in the paragraph above.

Aimco also has a contingent environmental liability related to a property in Lake Tahoe, California. An entity owned by Aimco was the former general partner of a now-dissolved partnership that previously owned a site where a laundromat with a self-service dry-cleaning machine operated. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. Aimco appealed the final order and on June 1, 2020, the court vacated the Order against Aimco. However, there are still civil suits pending related to this contingent liability. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows. The liabilities associated with this matter will be allocated, and certain indemnification rights will be provided, pursuant to the Separation Agreement, as described in more detail in the paragraph above.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations, with respect to those assets and liabilities that will be allocated to us in the Separation, that are reasonably estimable as of December 31, 2019, are immaterial to our consolidated financial condition, results of operations, and cash flows.

Insurance

Our primary lines of insurance coverage are property and general liability. We believe that our insurance coverages adequately insure our apartment communities against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, terrorism, and other perils, and adequately insure us against other risk. Our coverage includes deductibles, retentions, and limits that are customary in the industry. We have established loss prevention, loss mitigation, claims handling, and litigation management procedures to manage our exposure.

MANAGEMENT

New OP

A wholly owned subsidiary of Aimco will be the general partner of New OP. Except as otherwise expressly provided in the New OP partnership agreement, all management powers over the business and affairs of New OP are exclusively vested in the general partner. New OP will have no directors or executive officers. See “Description of New OP Units and Summary of New OP Partnership Agreement.”

Directors of Aimco

Set forth below is certain information, as of November 17, 2020, with respect to the directors who are expected to serve on Aimco’s board of directors following the Separation. We may present additional nominees for appointment to the board of directors in connection with the completion of the Separation and vacancies created on the Aimco board of directors. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Aimco’s charter provides that Aimco’s board of directors shall consist of a number of directors as fixed by the board of directors in a manner set forth in the bylaws, but in no event shall be fewer than three. Aimco’s bylaws further provide that the number of directors may be changed by the board of directors to a number not greater than nine. We expect that, as of the Separation, the size of the Aimco board of directors will be set at a number between six and nine.

Aimco’s board of directors is elected annually; however, we expect that, prior to the completion of the Separation, Aimco’s board of directors will take the necessary action in accordance with Maryland law to provide that Aimco’s board of directors will temporarily be divided into three classes, denominated as Class I, Class II and Class III, with such classes serving until the 2021, 2022 and 2023 annual meeting of Aimco’s stockholders, respectively, at which annual meetings each Class will be elected to a term expiring at the 2024 annual meeting of Aimco’s stockholders. Commencing with the 2024 annual meeting of Aimco’s stockholders, Aimco’s board of directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. We currently expect that Robert A. Miller and Michael A. Stein will serve in Class II of the board of directors of Aimco and Wesley W. Powel and Terry Considine will serve in Class III of the board of directors of Aimco.

In connection with the Separation, Thomas L. Keltner, Devin I. Murphy, Kathleen M. Nelson, John D. Rayis, Ann Sperling, and Nina A. Tran will resign from the board of directors of Aimco and serve as directors of AIR. Messrs. Considine, Miller, and Stein will continue to serve as directors of Aimco, but are also expected to serve as directors of AIR. Aimco is in the process of identifying and engaging additional independent directors who have not previously served at Aimco to serve on the board of directors of Aimco after the Separation. We expect that, as of the Separation, the size of the Aimco board of directors will be set at a number between six and nine, with additional independent directors to be added as soon as reasonably practicable. In connection with the foregoing, we expect that within one year after the Separation, a majority of the Aimco board of directors would be comprised of directors who are both independent and did not serve on the Aimco board of directors prior to the Separation (and do not serve on the AIR board of directors).

Name	Age	Position
Robert A. Miller	74	Chairman of the board of directors
Terry Considine	73	Director
Michael A. Stein	71	Director
Wesley W. Powell	41	Director and Chief Executive Officer
R. Dary Stone	67	Director
Kirk A. Sykes	62	Director

Robert A. Miller. Mr. Miller will serve as Chairman of the board of directors of Aimco. Mr. Miller was first elected as a director of Aimco in April 2007. Mr. Miller is a member of Aimco’s Redevelopment and

Construction, Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Miller served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation (“MVWC”) from 2011 to 2012, when he retired from this position, and serves as President of RAMCO Advisors LLC, an investment advisory and business consulting firm. Mr. Miller served as the President of Marriott Leisure from 1997 to November 2011, when Marriott International elected to spin-off its subsidiary entity, Marriott Ownership Resorts, Inc., by forming a new parent entity, MVWC, as a new publicly held company. Prior to his role as President of Marriott Leisure, from 1984 to 1988, Mr. Miller served as Executive Vice President & General Manager of Marriott Vacation Club International and then as its President from 1988 to 1997. In 1984, Mr. Miller and a partner sold their company, American Resorts, Inc., to Marriott. Mr. Miller co-founded American Resorts, Inc. in 1978, and it was the first business model to encompass all aspects of timeshare resort development, sales, management and operations. Prior to founding American Resorts, Inc., from 1972 to 1978, Mr. Miller was Chief Financial Officer of Fleetwing Corporation, a regional retail and wholesale petroleum company. Prior to joining Fleetwing, Mr. Miller served for five years as a staff accountant for Arthur Young & Company. Mr. Miller is past Chairman and currently a director of the American Resort Development Association and is past Chairman and director of the ARDA International Foundation. Mr. Miller also currently serves as a director on the board of Welk Hospitality Group, Inc. As a successful real estate entrepreneur and corporate executive, Mr. Miller will bring particular expertise to Aimco’s board of directors in the areas of operations, management, marketing, sales, and development, as well as finance and accounting.

Terry Considine. Mr. Considine will serve on Aimco’s board of directors and will have specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. In connection with the Separation, Mr. Considine will resign as Chairman of the board and as Chief Executive Officer of Aimco. Mr. Considine also serves on the board of directors of Intrepid Potash, Inc., a publicly held producer of potash. Mr. Considine has over 45 years of experience in the real estate and other industries. Among other real estate ventures, in 1975 Mr. Considine founded and subsequently managed the predecessor companies that became Aimco at its initial public offering in 1994.

Michael A. Stein. Mr. Stein was first elected as a director of Aimco in October 2004 and is currently a member of Aimco’s Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. From January 2001 until its acquisition by Eli Lilly in January 2007, Mr. Stein served as Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Mr. Stein serves on the board of directors of InvenTrust Properties Corp. (“InvenTrust”), an open-air shopping center REIT headquartered in Downers Grove, Illinois. He also serves on the InvenTrust audit and nominating and corporate governance committees. Mr. Stein previously served on the boards of directors of Nautilus, Inc., Getty Images, Inc., and Providence Health & Services. As the former audit committee chairman or audit committee member of two NYSE-listed companies, the former chief financial officer of two NYSE-listed companies, and having served in various capacities with Arthur Andersen from 1971 to 1989, including as a partner from 1981 to 1989, Mr. Stein will bring particular expertise to Aimco’s board of directors in the areas of corporate and real estate finance, and accounting and auditing for large and complex business operations.

Wesley W. Powell. Mr. Powell will be the President and Chief Executive Officer of Aimco following the Separation. Mr. Powell was appointed as Aimco’s Executive Vice President, Redevelopment in January 2018. In addition to redevelopment activities nationally, Mr. Powell has responsibility for Aimco’s acquisition activities in the eastern region. From August 2013 to January 2018, Mr. Powell served as Aimco’s Senior Vice President, Redevelopment with responsibility for the eastern region. Since joining Aimco in January 2004, Mr. Powell has held various positions, including Asset Manager, Director and Vice President of Redevelopment. Prior to joining

Aimco, Mr. Powell was a Staff Architect with Ai Architecture (now Perkins & Will) in Washington, D.C. Mr. Powell will bring redevelopment and development expertise to Aimco’s board of directors.

R. Dary Stone. Mr. Stone is expected to be elected a director and is expected to serve on the Audit, Compensation and Human Resources, and Nominating and Corporate Governance committees. Mr. Stone is President and Chief Executive Officer of R. D. Stone Interests and a Managing Partner of Hicks Holdings, LLC. Mr. Stone has served in a variety of capacities at Cousins Properties, an NYSE listed REIT, including as a director on the Cousins Properties board at various times between 2001 and the present. From 2003 to the present, Mr. Stone has served as a director of Tolleson Wealth Management, Inc., a privately held wealth management firm, and Tolleson Private Bank (chair of audit committee and member of compensation committee of each). Mr. Stone is a former Regent of Baylor University (Chairman from June 2009 to June 2011), former Director of Hunt Companies, Inc., Parkway, Inc., and Lone Star Bank, and former Chairman of the Banking Commission of Texas. Mr. Stone will bring particular expertise to Aimco’s board of directors in the areas of real estate operations and development and corporate and real estate finance.

Kirk A. Sykes. Mr. Sykes is expected to be elected a director and is expected to serve on the Audit, Compensation and Human Resources, and Nominating and Corporate Governance committees. Mr. Sykes is the Co-Managing Director of Accordia Partners, LLC, a real estate development company, a role he has held since 2014. From 2005 to 2014, Mr. Sykes was the President and Managing Director of Urban Strategy America Fund, LLP, a New Boston real estate investment fund. From 1993 to the present, Mr. Sykes has served as President of Primary Corporation, a real estate company that owns commercial real estate. Mr. Sykes currently serves as a member of the Federal Reserve Bank of Boston CEO Roundtable and External Diversity Advisory Board, the Eastern Bank Corporation Board of Trustees and its Risk Management Committee, the Real Estate Executive Council Board (Former-Chairman) and the Urban Land Institute New England Advisory Council, NAIOP Massachusetts Board Management Committee among others. In addition to other bank advisory roles, he previously served on the Board of Directors of the Federal Reserve Bank of Boston from 2008 to 2014, including as its Chairman from 2012 to 2014. Mr. Sykes holds a Bachelor of Architecture degree from Cornell University, and is a graduate of The Harvard Business School Owner and President Management Program. Mr. Sykes will bring particular expertise to Aimco’s board of directors in the areas of real estate investment and development, real estate finance, and banking.

Below is a summary of the qualifications and expertise of Aimco’s expected directors after the completion of the Separation, including expertise relevant to our business.

Summary of Director Qualifications and Expertise	Robert A. Miller	Terry Considine	Michael A. Stein	Wesley W. Powell	R. Dary Stone	Kirk A. Sykes
Accounting and Auditing for Large Business Organizations	X		X
Business Operations	X	X	X		X	X
Capital Markets		X	X		X	X
Corporate Governance		X	X		X	X
Customer Service	X				X
Development	X	X		X	X	X
Executive	X	X	X	X	X	X
Financial Expertise and Literacy	X	X	X	X	X	X
Information Technology			X
Investment and Finance	X	X	X	X	X	X
Legal		X			X

Summary of Director Qualifications and Expertise	Robert A. Miller	Terry Considine	Michael A. Stein	Wesley W. Powell	R. Dary Stone	Kirk A. Sykes
Marketing and Branding	X				X
Property Management and Operations	X	X	X		X
Real Estate	X	X	X	X	X	X
Talent Development and Management	X	X	X	X	X	X

Executive Officers of Aimco

The following table shows the names and ages, as of November 17 , 2020 of the individuals who are expected to serve as Aimco’s executive officers, and the positions each such executive officer will hold, following the Separation. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
Wesley W. Powell	41	President and Chief Executive Officer
H. Lynn C. Stanfield	46	Executive Vice President and Chief Financial Officer
Jennifer B. Johnson	48	Executive Vice President, Chief Administrative Officer and General Counsel

Wesley W. Powell. Mr. Powell will be the President and Chief Executive Officer of Aimco following the Separation. Mr. Powell was appointed as Aimco’s Executive Vice President, Redevelopment in January 2018. In addition to redevelopment activities nationally, Mr. Powell has responsibility for Aimco’s acquisition activities in the eastern region. From August 2013 to January 2018, Mr. Powell served as Aimco’s Senior Vice President, Redevelopment with responsibility for the eastern region. Since joining Aimco in January 2004, Mr. Powell has held various positions, including Asset Manager, Director and Vice President of Redevelopment. Prior to joining Aimco, Mr. Powell was a Staff Architect with Ai Architecture (now Perkins & Will) in Washington, D.C.

H. Lynn C. Stanfield. Ms. Stanfield will be the Executive Vice President and Chief Financial Officer of Aimco following the Separation. Ms. Stanfield was appointed as Aimco’s Executive Vice President, Financial Planning & Analysis and Capital Allocation in October 2018. In addition to Financial Planning & Analysis and Capital Allocation, she has responsibility for Strategy and Tax. Ms. Stanfield has previously led Aimco’s Investor Relations and Asset Management. Since joining Aimco in March 1999, Ms. Stanfield has held various positions, including Manager of the Tax Department, Vice President, Tax, and Senior Vice President, Tax and Financial Planning & Analysis. Prior to joining Aimco, Ms. Stanfield was engaged in public accounting at Ernst and Young with a focus on partnership and real estate clients and served as Assistant Professor of Accounting at Erskine College.

Jennifer B. Johnson. Ms. Johnson will be the Executive Vice President, Chief Administrative Officer and General Counsel of Aimco following the Separation. Ms. Johnson was appointed as Senior Vice President, Human Resources in August 2009. In addition to human resources, Ms. Johnson has responsibility for facilities and communications. From July 2006 to August 2009, Ms. Johnson served as Vice President and Assistant General Counsel. She joined the Company as Senior Counsel in August 2004. Prior to joining the Company, Ms. Johnson was in private practice with the law firm of Faegre & Benson LLP with a focus on labor and employment law and commercial litigation.

Independence of Directors of Aimco

The board of directors of Aimco has determined that to be considered independent, an outside director may not have a direct or indirect material relationship with Aimco or its subsidiaries (directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). A material relationship is one that impairs or inhibits, or has the potential to impair or inhibit, a director’s exercise of critical and disinterested judgment on behalf of Aimco and its stockholders. In determining whether a material relationship exists, the board of directors considers all relevant facts and circumstances, including whether the director or a family member is a current or former employee of Aimco, family member relationships, compensation, business relationships and payments, and charitable contributions between Aimco and an entity with which a director is affiliated (as an executive officer, partner or substantial stockholder). The board of directors consults with Aimco’s counsel to ensure that such determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent director,” including, but not limited to, those categorical standards set forth in Section 303A.02 of the listing standards of the NYSE as in effect from time to time.

Robert A. Miller and Michael A. Stein will be independent directors. Additional independent directors will be added as soon as reasonably practicable.

Meetings and Committees of Aimco

Aimco has four committees: Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction, each of which operates under a written charter that is posted to our website at www.aimco.com.

Audit Committee

The audit committee has been established in accordance with Rule 10A-3 under the Exchange Act and the NYSE listing requirements. The primary responsibilities of the audit committee are to, among other things:

•	oversee Aimco’s accounting and financial reporting processes and audits of Aimco’s financial statements;

•	be directly responsible for the appointment, compensation, and oversight of the independent auditors and the lead engagement partner and makes its appointment based on a variety of factors;

•	review the scope and overall plans for and results of the annual audit and internal audit activities;

•	oversee management’s negotiation with Aimco’s independent auditor concerning fees, and exercises final approval over all fees of such independent auditor;

•

consult with management and Aimco’s independent auditor with respect to Aimco’s processes for risk assessment and enterprise risk management. Areas involving risk that are reported on by management and considered by the Audit Committee, the other board of director committees or the board of directors, include: operations, liquidity, leverage, finance, financial statements, the financial reporting process, accounting, legal matters, regulatory compliance, information technology and data protection, compensation and human resources;

•

consult with management and Aimco’s independent auditor regarding, and provides oversight for, Aimco’s financial reporting process, internal control over financial reporting and Aimco’s internal audit function;

•	review and approve Aimco’s policy about the hiring of former employees of independent auditors;

•

review and approve Aimco’s policy for the pre-approval of audit and permitted non-audit services by the independent auditor, and reviews and approves any such services provided pursuant to such policy;

•	receive reports pursuant to Aimco’s policy for the submission and confidential treatment of communications from team members and others concerning accounting, internal control and auditing matters;

•

review and discuss with management and Aimco’s independent auditor quarterly earnings releases prior to their issuance and quarterly reports on Form 10-Q and annual reports on Form 10-K prior to their filing;

•

review the responsibilities and performance of Aimco’s internal audit function, approve the hiring, promotion, demotion or termination of the lead internal auditor, and oversee the lead internal auditor’s periodic performance review and changes to his or her compensation;

•

review with management the scope and effectiveness of Aimco’s disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of Aimco’s financial statements in connection with the certifications made by the CEO and CFO;

•	meet regularly with members of Aimco management and with Aimco’s independent auditor, including periodic meetings in executive session;

•

perform an annual review of Aimco’s independent auditor, including an assessment of the firm’s experience, expertise, communication, cost, value and efficiency, and including external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board reports on Aimco’s independent auditor and its peer firms;

•	perform an annual review of the lead engagement partner of Aimco’s independent auditor and the potential successors for that role; and

•	periodically evaluates independent audit service providers.

The audit committee is, and after the Separation will be, entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the audit committee charter. Each member of the audit committee is, and after the Separation will be, financially literate in accordance with the NYSE listing requirements and at least one member of the audit committee is, and after the Separation will be, an audit committee financial expert under SEC rules and the NYSE listing standards. The initial members of the audit committee will be determined prior to the Separation.

Nominating and Corporate Governance Committee

The primary responsibilities of the nominating and corporate governance committee are to, among other things:

•	focus on board of director candidates and nominees, and specifically:

○	plan for board refreshment and succession planning for directors;

○	identify and recommend to the board individuals qualified to serve on the board;

○	identify, recruit and, if appropriate, interview candidates to fill positions on the board, including persons suggested by stockholders or others; and

○

review each board member’s suitability for continued service as a director when his or her term expires and when he or she has a change in professional status and recommends whether or not the director should be re-nominated;

•

focus on board composition and procedures as a whole and recommend, if necessary, measures to be taken so that the board reflects the appropriate balance of knowledge, experience, skills, and expertise required for the board as a whole;

•	review and suggest revisions to the corporate governance principles applicable to Aimco and its management;

•	maintain a related party transaction policy and oversee any potential related party transactions;

•	oversee a systematic and detailed annual evaluation of the board, committees, and individual directors in an effort to continuously improve the function of the board;

•	oversee Aimco’s commitment to environmental, social and governance issues, and disclosure related thereto;

•

consider corporate governance matters that may arise and develops appropriate recommendations, including providing the forum for the board to consider important matters of public policy and vet stockholder input on a variety of matters; and

•	review annually Aimco’s public policy advocacy efforts and political and charitable contributions.

The nominating and corporate governance committee is, and after the Separation will be, entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the nominating and corporate governance committee charter. The members of the nominating and corporate governance committee following the completion of the Separation, will be determined prior to the Separation.

Compensation and Human Resources Committee

The primary responsibilities of the compensation committee are to, among other things:

•	be responsible for succession planning in all leadership positions, both in the short-term and the long-term, with particular focus on CEO succession in the short-term and the long-term;

•	oversee Aimco’s management of the talent pipeline process;

•	oversee the goals and objectives of Aimco’s executive compensation plans;

•	annually evaluate the performance of the CEO;

•	determine the CEO’s compensation;

•	negotiate and provide for the documentation of any employment agreement (or amendment thereto) with the CEO, as applicable;

•	review the decisions made by the CEO as to the compensation of the other executive officers;

•	approve and grant any equity compensation;

•	review and discuss the Compensation Discussion & Analysis with management;

•

oversee Aimco’s submission to a stockholder vote of matters relating to compensation, including advisory votes on executive compensation and the frequency of such votes, incentive and other compensation plans, and amendments to such plans;

•	consider the results of stockholder advisory votes on executive compensation and take such results into consideration in connection with the review and approval of executive officer compensation;

•	review stockholder proposals and advisory stockholder votes relating to executive compensation matters and recommend to the board Aimco’s response to such proposals and votes;

•	review compensation arrangements to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking;

•	review and approve the terms of any compensation “clawback” or similar policy or agreement between Aimco and Aimco’s executive officers;

•	review periodically the goals and objectives of Aimco’s executive compensation plans, and amend, or recommend that the board amend, these goals and objectives if appropriate; and

•	oversee Aimco’s culture, with a particular focus on collegiality, collaboration and team-building.

The compensation committee is, and after the Separation will be, entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements and the compensation committee charter. The members of the compensation committee following the completion of the Separation, will be determined prior to the Separation.

Other Committees

Aimco’s board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of Aimco’s directors have interlocking or other relationships with other boards of directors, compensation committees or Aimco’s executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Compensation of Directors of Aimco

In formulating its recommendation for director compensation, the Nominating and Corporate Governance Committee reviews director compensation for independent directors of companies in the real estate industry and companies of comparable market capitalization, revenue, and assets, and considers compensation trends for other NYSE-listed companies and S&P 500 companies. The Nominating and Corporate Governance Committee also considers the relatively small size of the Aimco board of directors as compared to other boards, the participation of each Independent Director on each committee, and the resulting workload on the directors. In addition, the Nominating and Corporate Governance Committee considers the overall cost of the board of directors to Aimco and the cost per director.

Aimco’s board of directors determines the compensation to be paid to the individuals who serve as Aimco’s directors.

Aimco Executive Compensation

This Executive Compensation section provides an overview of the compensation to be paid to each Wes Powell, President and Chief Executive Officer, Lynn Stanfield, Chief Financial Officer and Jennifer Johnson, Chief Administrative Officer and General Counsel (together, our “named executive officers”) following the Separation. None of our named executive officers was a named executive officer in 2019 or in prior years. As a result, the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year-End table have been omitted from this information statement.

Going Forward Aimco Compensation Arrangements

Immediately after the distribution, Aimco’s executive compensation philosophy and programs will remain substantially the same as Aimco’s executive compensation philosophy and program prior to the distribution, and will generally be comprised of base salary, a short-term incentive awards and long-term equity incentive awards. For example, Aimco will continue to maintain the 2015 Stock Award and Incentive Plan for equity award grants, and Aimco also will continue to maintain the Executive Severance Policy, under which Mr. Powell, Ms. Stanfield and Ms. Johnson will remain participants. Following the distribution, the Aimco compensation committee will consider and develop Aimco’s compensation programs, plans, philosophy and practices, consistent with Aimco’s business needs and goals.

Executive Severance Arrangements

The Executive Severance Policy provides that if Aimco terminates a participant’s employment without “Cause,” or if the participant terminates his or her employment for “Good Reason” (each as defined in the Executive Severance Policy), then the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the participant in the most recent three years; and

•	18 months of continued health benefits coverage at Aimco’s expense.

The vesting and exercise of any equity awards held by a participant on the date of termination will be determined in accordance with the applicable incentive plan and award agreement.

Pursuant to the terms of the Executive Severance Policy, if Aimco terminates a participant’s employment without Cause, or if the participant terminates his or her employment for Good Reason, in either case, within the period commencing six months prior to and ending 12 months following a “Change in Control” (as defined in the Executive Severance Policy), then in lieu of the severance benefits described above the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to two times the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the Eligible Executive in the most recent three years;

•	18 months of continued health benefits coverage at Aimco’s expense; and

•	100% accelerated vesting of any unvested equity awards then-held by the participant.

The Executive Severance Policy provides that if the employment of the participant is terminated by reason of the participant’s death or disability, then the participant will be eligible to receive a pro-rated bonus for the year of termination. In addition, the vesting and exercise of any equity awards held by the participant at the time of his or her death or disability will be determined in accordance with the applicable incentive plan and award agreement.

In the event that any payment or benefit payable to a participant under the Executive Severance Policy would result in the imposition of excise taxes under the “golden parachute” provisions of Section 280G of the Internal Revenue Code, then such payments and benefits will either be made and/or provided in full or will be reduced such that the excise tax under Section 280G is not applicable, whichever is least economically disadvantageous to the participant. The Executive Severance Policy does not provide for any excise tax or other tax “gross-up” payment.

All severance payments and benefits under the Executive Severance Policy are subject to applicable withholding obligations, the participant’s execution and non-revocation of a release of claims, and compliance with certain non-competition, non-disclosure and non-solicitation covenants set forth in a restrictive covenant agreement that is appropriate for the participant’s position.

Employment Agreements with Aimco Named Executive Officers

None of Mr. Powell, Ms. Stanfield, or Ms. Johnson has an employment agreement with Aimco that will remain with Aimco following the distribution. Aimco may determine to enter into employment agreements with them in the future.

Aimco Code of Ethics

The board of directors has adopted a code of ethics entitled “Code of Business Conduct and Ethics” that applies to the members of the board of directors, all of Aimco’s executive officers and all team members of Aimco or its subsidiaries, including Aimco’s principal executive officer, principal financial officer, and principal accounting officer. The Code of Business Conduct and Ethics is posted on Aimco’s website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco’s corporate secretary.

Aimco Corporate Governance Guidelines and Director Stock Ownership

The board of directors has adopted and approved Corporate Governance Guidelines. Those guidelines, which were last updated in January 2020, are available on Aimco’s website (www.aimco.com) and are also available in print to stockholders, upon written request to Aimco’s corporate secretary. In general, the Corporate Governance Guidelines address director qualification standards, director responsibilities, the role of the lead independent director, director access to management and independent advisors, director compensation, director orientation and continuing education, the role of the board of directors in planning management succession, stock ownership guidelines and retention requirements, and an annual performance evaluation of the board of directors.

With respect to stock ownership guidelines for the independent directors, the Corporate Governance Guidelines provide that by the completion of five years of service, an Independent Director is expected to own, at a minimum, the lesser of 27,500 shares or shares having a value of at least $550,000.

Aimco Corporate Responsibility

At Aimco, corporate responsibility is an important part of our business. As with all other aspects of our business, our corporate responsibility program focuses on continuous improvement, to the benefit of Aimco’s stockholders, our residents, our team members, our communities, and the environment. We actively discuss these matters with Aimco’s stockholders and solicit their feedback on our program.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of immediately prior to the New OP Separation, all of the outstanding New OP Units will be directly owned by AIR OP. In connection with the New OP Separation, AIR OP will distribute all of the outstanding New OP Units to holders of AIR OP Common Units, including AIR and AIR OP GP (with AIR and AIR OP GP further distributing their New OP Units to Aimco), on a pro rata basis.

The following table provides information with respect to the expected beneficial ownership of New OP Units immediately following the New OP Separation by (1) each person who we believe will be a beneficial owner of more than 5% of the outstanding New OP Units, (2) each of the directors and executive officers of New OP’s general partner, and (3) all directors and executive officers of New OP’s general partner as a group. We based the share amounts on each person’s beneficial ownership of AIR OP Common Units as of November 17, 2020, unless we indicate some other basis for the unit amounts, and assuming a distribution ratio of one New OP Unit for each one AIR OP Common Unit.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the New OP Separation, New OP will have outstanding an aggregate of 157,327,360 New OP Units, based upon 157,327,360 AIR OP Common Units outstanding as of November 17, 2020, applying the distribution ratio of one New OP Unit for each one AIR OP Common Unit held as of the record date.

Name and Address(1) of Beneficial Owner	Number of New OP Units	Percentage of New OP Units Outstanding(2)
Directors and Executive Officers:
Robert A. Miller	—	—
Terry Considine (3)	2,455,935	1.56%
Michael A. Stein	—	—
Wes Powell	—	—
Lynn Stanfield	649	*
Jennifer Johnson	—	—
All directors and executive officers as a group (6 persons)	2,456,584	1.56%
5% or Greater Holders:
Apartment Investment and Management Company(4)	149,391,496	94.95%

*	Less than 0.5%
(1)	The address of all of the holders listed above are in the care of New OP, 4582 South Ulster Street, Suite 1400, Denver, Colorado 80237.
(2)	Represents the number of New OP Units beneficially owned by each person divided by the total number of New OP Units outstanding.
(3)

Includes 526,830 New OP Units held by Mr. Considine. Includes 179,735 New OP Units held by an entity in which Mr. Considine has sole voting and investment power, 1,591,672 New OP Units held by Titahotwo Limited Partnership RLLLP, a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest, and 157,698 New OP Units held by Mr. Considine’s spouse, for which Mr. Considine disclaims beneficial ownership.

(4)	Through New OP GP, Aimco acts as general partner of New OP. At the completion of the Separation, Aimco will hold approximately 95% of the New OP Units.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Relationship between Aimco and AIR

Following the Separation

After the Separation, we and AIR will operate as two, focused and independent companies. To set forth our relationship from and after the Separation, we and AIR intend to enter into certain other agreements prior to the Separation, including, among others, the Separation Agreement, the Employee Matters Agreement, the Master Leasing Agreement, and certain other agreements. In addition, we will enter into the Master Services Agreement with AIR, pursuant to which AIR will provide us with customary administrative, and support services, and the Property Management Agreements with AIR, pursuant to which AIR will provide us with property management services. Our subsidiary will also be the obligor on three-year, $534 million, notes payable to AIR. See “Our Relationship with AIR Following the Separation.”

Although each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business, Mr. Considine, along with Messrs. Miller and Stein, will serve on both Aimco’s and AIR’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies.

Procedures for Approval of Related Person Transactions

We recognize that related person transactions can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of New OP and our unitholders. Accordingly, as a general matter, it is our preference to avoid related person transactions. Nevertheless, we recognize that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of New OP and our unitholders. Aimco’s Nominating and Corporate Governance Committee, pursuant to a written policy approved by the board of directors, has oversight for related person transactions. Aimco’s Nominating and Corporate Governance Committee will review transactions, arrangements or relationships in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) Aimco (or any Aimco entity) is a participant, and (3) any related party has or will have a direct or indirect interest (other than an interest arising solely as a result of being a director of another corporation or organization that is a party to the transaction or a less than 10 percent beneficial owner of another entity that is a party to the transaction). Aimco’s Nominating and Corporate Governance Committee will also give its standing approval for certain types of related person transactions such as certain employment arrangements, director compensation, transactions with another entity in which a related person’s interest is only by virtue of a non-executive employment relationship or limited equity position, and transactions in which all stockholders receive pro rata benefits.

Aimco and AIR may enter into additional arrangements from time to time. Pursuant to our Property Management Agreements, Master Services Agreement and Master Leasing Agreement with AIR, certain transactions, arrangements or relationships between or among us and our subsidiaries and affiliates, on the one hand, and AIR and its subsidiaries and affiliates, on the other hand, will be subject to (x) the approval of a majority of Aimco’s independent directors and (y) the approval of a majority of AIR’s independent directors.

OUR RELATIONSHIP WITH AIR FOLLOWING THE SEPARATION

After the Separation, we and AIR will operate as two, focused and independent companies. To set forth our relationship from and after the Separation, we expect to enter into the following agreements with AIR, among others: the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, and the Master Leasing Agreement.

The Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, and the Master Leasing Agreement are material agreements that are described below and have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect at the completion of and following the Separation have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the Separation.

Separation Agreement

The Separation Agreement will contain the key provisions relating to the separation of the AIR assets and liabilities from Aimco and the separation of New OP’s assets and liabilities from AIR OP. It will also contain other agreements that govern certain aspects of AIR’s relationship with Aimco that will continue after the Separation.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement will allocate the assets and liabilities of Aimco and its subsidiaries prior to the Separation between AIR and Aimco and their respective subsidiaries and describe when and how any required transfers and assumptions of assets and liabilities will occur.

The Separation

The Separation Agreement will govern the rights and obligations of the parties regarding the Separation and the New OP Separation. On the distribution date, AIR OP will distribute, on a pro rata basis, all of the New OP Units to the holders of AIR OP Common Units, and Aimco will distribute, on a pro rata basis, all of the shares of AIR Common Stock to Aimco’s stockholders as of the record date.

Conditions

The Separation Agreement will provide that the Separation and New OP Separation are subject to multiple customary conditions that must be satisfied or waived by Aimco, in its sole discretion. For further information regarding these conditions, see “The Separation—Conditions to the Separation.” Even if all of the conditions have been satisfied, Aimco may, in its sole discretion, terminate and abandon the Separation or any related transaction at any time prior to the distribution date.

Access to Information

The Separation Agreement will provide that the parties will exchange, for a period of seven years, certain information required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other directors, officers, other employees, and agents as witnesses in any legal, administrative, or other proceeding in which the other party may become involved to the extent reasonably required.

Releases, Allocation of Liabilities and Indemnification

The Separation Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Separation, between Aimco and AIR, except as expressly set forth in the Separation Agreement.

The Separation Agreement will generally provide that (other than with respect to tax liabilities, whose treatment is described below) (i) AIR OP will indemnify, and AIR will guarantee such indemnification of, Aimco and its affiliates and each of their respective current and former directors, officers, employees, and agents against any and all losses relating to (a) liabilities arising out of our business and operations, whether arising before, at or after the Separation (and certain other liabilities allocated to AIR or AIR OP pursuant to the Separation Agreement), (b) any breach by AIR of any provision of the Separation Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement or the information statement (other than information that relates solely to Aimco’s business), and (ii) that New OP will indemnify, and Aimco will guarantee such indemnification of, AIR and its affiliates and each of our respective current and former directors, officers, employees, and agents against any and all losses relating to (a) liabilities of Aimco as of the Separation (other than liabilities arising out of our business and operations, whether arising before, at or after the Separation (and certain other liabilities allocated to AIR or AIR OP pursuant to the Separation Agreement)), (b) any breach by Aimco of any provision of the Separation Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement on Form 10, of which this information statement is a part, but only if such information relates solely to Aimco’s business.

The Separation Agreement will provide that (a) AIR OP will assume liability for (and indemnify Aimco and its affiliates with respect to) property taxes on AIR properties, all other taxes related to AIR entities, transfer taxes with respect to the properties that will be held by Aimco after the Separation and arising in connection with the Restructuring and the Separation, and all taxes and costs arising from challenges to the intended tax treatment of the transactions, if any (although all parties agree to use commercially reasonable efforts to 2 of 2 mitigate the net economic impact of any tax treatment challenge), and (b) New OP will assume liability for (and indemnify AIR and its affiliates with respect to) all property taxes with respect to the properties that will be held by Aimco after the Separation, and all other taxes related to the entities that will be owned (directly or indirectly) by Aimco after the Separation.

The Separation Agreement will also establish dispute resolution procedures with respect to claims subject to indemnification and related matters.

Termination

The Separation Agreement will provide that it may be terminated, and the Separation and New OP Separation may be abandoned at any time by Aimco.

Expenses

We will generally be responsible for all costs and expenses incurred and payable on or prior to the distribution date in connection with the Separation and New OP Separation (including costs and expenses incurred by either party prior to, on, or after the distribution date with respect to the execution and delivery of AIR’s credit facilities), including except as expressly set forth in the Separation Agreement or in any ancillary agreement, or otherwise agreed in writing, provided, however, that certain costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Separation will be allocated to AIR OP. Except as expressly set forth in the Separation Agreement or in any ancillary agreement, or as otherwise agreed in writing, all costs and expenses that arise or are payable after the distribution date in connection with the Separation or New OP Separation will otherwise be paid by the party that incurs the applicable costs and expenses.

Employee Matters Agreement

In connection with the Separation Agreement, Aimco, AIR and AIR OP will enter into an Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement will govern Aimco’s and AIR’s compensation and employee benefit obligations relating to employees of AIR and Aimco following the closing of the transactions, and it generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs for such employees between Aimco and AIR. The Employee Matters Agreement will provide that AIR will establish compensation and benefit plans and programs (or assume sponsorship of Aimco compensation and benefit plans) for the AIR employees, at the times set forth therein.

The Employee Matters Agreement will also outline how any equity awards relating to shares of Aimco Common Stock will be adjusted to reflect the impact of the Separation. Specifically, it is expected that each outstanding time or performance-vesting Aimco equity award will be converted into awards of both shares of Aimco Common Stock and shares of AIR Common Stock. The number of shares of Aimco Common Stock and AIR Common Stock subject to each converted award (and the applicable exercise price with respect to converted stock option awards) will be determined in a manner intended to preserve the aggregate value of the original Aimco equity award as measured immediately before the Separation. Similarly, the Employee Matters Agreement will also outline how equity awards relating to units of AIR OP will be adjusted to reflect the impact of the New OP Separation. As with the Aimco equity awards, it is expected that each outstanding time or performance-vesting AIR OP equity award will be converted into awards of both units of AIR OP and units of New OP. The number of units of AIR OP and the number of units in New OP subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original AIR OP equity award as measured immediately before the New OP Separation.

The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, employee benefits, and recognition of employee service credit under the AIR benefit plans.

Property Management Agreements

Pursuant to the Property Management Agreements, AIR will, through its subsidiaries, provide Aimco and its subsidiaries with certain property management and related services at a majority of the properties owned or leased by Aimco and its subsidiaries. Pursuant to the Property Management Agreements, Aimco will be obligated to pay to AIR a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. The initial term of each Property Management Agreement will be one year, with automatic one year renewal periods, unless either party elects to terminate (for any reason or no reason whatsoever) at any time upon delivery of 60 days’ prior written notice to the other party. Neither party will be obligated to pay to the other party a termination fee or other penalty upon such termination.

Master Services Agreement

Pursuant to the Master Services Agreement, AIR and its subsidiaries will provide Aimco and its subsidiaries with customary administrative and support services that are material to Aimco and its subsidiaries’ businesses and that AIR and its subsidiaries are in a position to continue to provide following the Separation. AIR and its subsidiaries will not unreasonably withhold, delay, or condition their consent to providing additional services to the extent (i) such services are provided as of immediately prior to the New OP Separation and (ii) AIR is able to cause such services to be provided without unreasonable difficulty and without violation of law or contract, in each case, other than certain excluded services (e.g., legal, financial, accounting, insurance, regulatory and tax advice, and services provided under the Property Management Agreements). AIR and its subsidiaries will endeavor to provide the services at a relative level of service (in terms of quantity and quality, subject to increases consistent with the reasonably foreseeable natural growth of the business of Aimco and its subsidiaries) substantially similar to the services provided during the 12 months prior to the New OP Separation. Aimco and its subsidiaries will pay AIR’s and its subsidiaries’ fully-burdened costs (including internal allocated costs) in performing the services. Services will be provided until termination of the Master Services Agreement. AIR may terminate any or all services on 60 days’ prior written notice, and Aimco may terminate individual services, at any time after December 31, 2023.

Master Leasing Agreement

In connection with the Separation Agreement, AIR OP and New OP (or their applicable subsidiaries) will enter into a Master Leasing Agreement that will govern the leasing arrangement between the parties; the initial term of the Master Leasing Agreement will be 18 months, with automatic annual extensions (subject to each party’s right to terminate upon notice prior to the end of any such extension term). The Master Leasing Agreement will provide that each time the parties thereto wish to execute a lease for a particular property, such parties will cause their applicable affiliates to execute a stand-alone lease, generally in the lease form attached as an exhibit to the Master Leasing Agreement (each, a “Lease”).

Immediately upon the completion of the Separation, a Lease will be executed for each of the Initial Leased Properties. Additional properties that are in need of redevelopment or lease-up may be added to the Master Leasing Agreement and become subject to a Lease, upon agreement of the parties to the Master Leasing Agreement, in accordance with the terms thereof. The initial annual rent for a property will be based on the then-current fair market value of the subject property and market NOI cap rates, subject to certain adjustments, and will be further subject to periodic escalation as set forth in the applicable Lease, and the other terms thereof, including the initial term and extensions, will be on an arm’s-length basis. Aimco or its applicable subsidiary will have the right to terminate any such Lease prior to the end of its term once the leased property is stabilized. In connection with such an early termination, AIR or its applicable subsidiary will generally have an option (and not an obligation) to pay Aimco and its subsidiaries an amount equal to the difference between the then-current fair market value of such property and the initial fair market value of such property at the time of Lease inception, at a small discount thereto; if AIR or its applicable subsidiary does not exercise such option, Aimco or its applicable subsidiary will have the right to cause such property to be sold to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount equal to the fair market value of the property at the time of Lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of Lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If AIR elects not to pay the fee for the redevelopment or development-related improvements, and Aimco declines to so purchase the property or cause its sale to a third party, Aimco may elect to rescind its termination of the applicable Lease and instead continue such Lease in effect in accordance with its terms. If Aimco does not exercise (or rescinds) its right to terminate a Lease, Aimco will have the option to assign the Lease to a third party, subject to AIR’s consent and right of first refusal.

Right of First Offer/Purchase Option

During the term of the Master Leasing Agreement, and in accordance with the terms thereof, AIR or its applicable subsidiaries will have (a) a purchase option (an “Option”) with respect to any real property owned or, subject to the consent of the landlord, leased by Aimco or its subsidiaries, with respect to real property for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period, and (b) a right of first offer (a “ROFO”) on stabilized properties that Aimco is under contract to purchase from third parties; provided, that no ROFO or Option will apply to any such transfers in respect of the Owned Properties, the Parkmerced Loan, the Separate Portfolio Assets, and properties leased from AIR pursuant to the Master Leasing Agreement. Additionally, neither the ROFO nor the Option will apply to transfers of shares of stock in Aimco, certain customary exceptions for transfers to controlled affiliates, and distributions in kind to the stockholders of Aimco. The ROFO and Option rights shall each terminate concurrently with the termination of the Master Leasing Agreement.

In the event AIR OP exercises either its Option or its ROFO with respect to a property and the parties proceed to a sale of such property, then, (a) in the event of an Option property, AIR OP will acquire such property from us for an amount equal to the then-current fair market value and (b) in the case of a ROFO for a stabilized property that Aimco is under contract to purchase, AIR OP will acquire such property for an amount equal to 101% of the sum of the agreed-upon purchase price plus out of pocket costs. If AIR OP declines to exercise its ROFO or its Option, as applicable, Aimco may offer the property to a third party on the same terms as those offered to AIR OP (or in the case of a stabilized property that Aimco is under contract to purchase, Aimco may proceed with the acquisition of such property at the agreed-upon purchase price). Any purchase of an Aimco asset by AIR OP pursuant to a ROFO or an Option will be accompanied by a pre-closing tax liability indemnity by Aimco in favor of AIR OP.

Notes Payable to AIR

After the New OP Separation but prior to the AIR Separation, AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to New OP’s subsidiary, Aimco JO, in exchange for the Notes, with an aggregate principal amount equal to approximately $534 million. After the completion of the Separation, the Notes will be obligations of Aimco JO payable to subsidiaries of AIR.

The Notes will mature on January 31, 2024, and will be secured by Aimco JO’s equity interests in James-Oxford LP, the partnership that directly or indirectly holds the Separate Portfolio Assets. The Notes will bear interest at a rate of 5.2% per annum, payable quarterly on January 1, April 1, July 1, and October 1, commencing on April 1, 2021. Upon a merger or consolidation, asset sale, casualty event or other disposition, We will be obligated to prepay the Notes in an amount equal to the net cash proceeds received in connection with such casualty event or transaction. Any such prepayment shall be accompanied by accrued and unpaid interest and a make-whole amount. However, if after giving effect to such casualty event or transaction the fair market value of all real property held by James-Oxford LP and its subsidiaries (less senior secured indebtedness) exceeds the then-outstanding principal balance of the Notes, we will have the option to reinvest such net cash proceeds within 180 days of such casualty event or transaction by acquiring, leasing, constructing, or improving real property useful in our business that we in good faith believe will enhance value. We are not otherwise permitted to prepay the Notes prior to the maturity date. The Notes are senior secured obligations of Aimco JO and will rank senior to all other senior obligations of Aimco JO to the extent of the value of the collateral under the Notes and will rank pari passu with all other senior unsubordinated obligations of Aimco JO to the extent the amount of such obligations exceed the value of the collateral under the Notes. The Notes are not guaranteed and as a result, recourse is limited to Aimco JO and its assets (including the collateral). The Notes will contain certain representations, warranties, covenants, and events of default.

DESCRIPTION OF NEW OP UNITS AND SUMMARY OF NEW OP PARTNERSHIP AGREEMENT

The following is a summary description of the material terms of the New OP Units and the New OP partnership agreement after the completion of the Separation.

While the following attempts to describe the material terms of our limited partnership units, the description may not contain all of the information that is important to you and is subject to, and is qualified in its entirety by reference to, the New OP partnership agreement, the applicable provisions of the Delaware Revised Uniform Partnership Act (the “Delaware Act”) and other applicable Delaware law. You are encouraged to read the full text of the New OP partnership agreement, the form of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the provisions of the Delaware Act and other applicable Delaware law.

Certain Differences between the Rights of New OP Unitholders and AIR OP Common Unitholders

AIR OP and New OP are formed under and governed by Delaware law. New OP will have generally modeled its governance after that of AIR OP. The chart below provides a summary comparison of certain of the governance features applicable to each of AIR OP and New OP.

Partnership Common Units	AIR OP HP Units	New OP Units

Nature of Investment

The Partnership Common Units (as defined in the AIR OP partnership agreement) constitute equity interests entitling each holder to his or her pro rata share of cash distributions made from Available Cash (as defined in the AIR OP partnership agreement) to the partners of AIR OP, a Delaware limited partnership.	The AIR OP HP Units constitute equity interests entitling each holder to his or her pro rata share of cash distributions made from Available Cash (as defined in the AIR OP partnership agreement) to the partners of AIR OP, a Delaware limited partnership.	The New OP Units constitute equity interests entitling each holder to his or her pro rata share of cash distributions made from Available Cash (as such term is defined in the New OP partnership agreement) to the partners of New OP, a Delaware limited partnership.

Voting Rights

Under the AIR OP partnership agreement, holders of Partnership Common Units have voting rights only with respect to certain limited matters such as certain amendments of the partnership agreement and certain transactions such as the institution of bankruptcy proceedings, an assignment for the benefit of creditors, and certain transfers by the general partner of its interest in AIR OP or the admission of a successor general partner.	Under the AIR OP partnership agreement, holders of AIR OP HP Units have voting rights only with respect to certain limited matters such as certain amendments of the partnership agreement and certain transactions such as the institution of bankruptcy proceedings, an assignment for the benefit of creditors, and certain transfers by the general partner of its interest in AIR OP or the admission of a successor general partner.	Under the New OP partnership agreement, limited partners have voting rights only with respect to certain limited matters such as certain amendments of the partnership agreement and certain transactions such as the institution of bankruptcy proceedings, an assignment for the benefit of creditors, and certain transfers by the general partner of its interest in New OP or the admission of a successor general partner.

Distributions/Dividends

Subject to the rights of holders of any outstanding AIR OP Preferred Units,	Holders of HP Units are entitled to receive distributions (other than	The New OP partnership agreement requires the general

Partnership Common Units	AIR OP HP Units	New OP Units

the AIR OP partnership agreement requires the general partner to cause AIR OP to distribute quarterly all, or such portion as the general partner may in its sole and absolute discretion determine (provided such amount may not be less than the aggregate Preferred Return Shortfall (as defined in the AIR OP partnership agreement) of all Partnership Common Units held by all non-AIR holders), of Available Cash (as defined in the AIR OP partnership agreement) generated by AIR OP during such quarter to the general partner, the special limited partner, and the other holders of AIR OP Common Units on the record date established by the general partner with respect to such quarter, as follows:

•  First, to the non-AIR holders of Partnership Common Units as of the record date for such distribution, in accordance with the Preferred Return Shortfalls of their Partnership Common Units, until the aggregate Preferred Return Shortfall applicable to all Partnership Common Units held by the non-AIR holders is zero;

•  Second, to AIR and its subsidiaries other than AIR OP (the “AIR Partners”) and its subsidiaries in accordance with the Preferred Return Shortfalls of their Partnership Common Units, until the aggregate Preferred Return Shortfall applicable to all Partnership Common Units held by the AIR Partners is zero; and

	distributions upon liquidation) if, as, when and in the same amounts and of the same type as may be paid to holders of Partnership Common Units as if each holder of AIR OP HP Units held an equal number of Partnership Common Units.	partner to cause New OP to distribute quarterly all, or such portion as the general partner may in its sole and absolute discretion determine, of Available Cash (as defined in the New OP partnership agreement) generated by New OP during such quarter to the general partner, the special limited partner, and the other holders of New OP Units on the record date established by the general partner with respect to such quarter, as follows: to (i) the non-Aimco holders Sharing Percentage (as defined in the New OP partnership agreement) to the non-Aimco holders, and (ii) Aimco and its subsidiaries other than New OP (the “Aimco Partners”) Sharing Percentage to the Aimco Partners, in each case, allocated among them based on their ownership of New OP Units.

•  Third, (i) the non-AIR holders Sharing Percentage (as defined in the AIR OP partnership agreement) to the non-AIR holders, and (ii) the AIR Partners Sharing Percentage to the AIR Partners, in each case,

Partnership Common Units	AIR OP HP Units	New OP Units
allocated among them based on their ownership of Partnership Common Units.

Liquidity, Transferability/Redemption and Exchanges

There is no public market for the Partnership Common Units, and the Partnership Common Units are not listed on any securities exchange.

Under the AIR OP partnership agreement, until the expiration of one year from the date on which a holder acquired Partnership Common Units, subject to certain exceptions, such holder of Partnership Common Units may not transfer all or any portion of its Partnership Common Units to any transferee without the consent of the general partner, which consent may be withheld in its sole and absolute discretion. After the expiration of one year, such holder of Partnership Common Units has the right to transfer all or any portion of its Partnership Common Units to any person, subject to the satisfaction of certain conditions specified in the AIR OP partnership agreement, including the general partner’s right of first refusal. After the first anniversary of becoming a holder of Partnership Common Units, a holder has the right, subject to the terms and conditions of the AIR OP partnership agreement, to require AIR OP to redeem all or a portion of such units in exchange for shares of common stock or a cash amount equal to the value of such shares, as AIR OP may elect. Upon receipt of a notice of redemption, AIR OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of common stock imposed under the Aimco charter and the transfer restrictions and other limitations thereof, elect to cause Aimco to

There is no public market for the AIR HP Units, and the AIR HP Units are not listed on any securities exchange.

Under the AIR OP partnership agreement, subject to certain exceptions, a holder of AIR OP HP Units may not transfer all or any portion of such units. Holders of AIR OP HP Units have the right, subject to the terms and conditions of the AIR OP partnership agreement, to require AIR OP to redeem all or a portion of such units in exchange for an amount of cash per redeemed unit equal to the lesser of (x) the amount that would be received in respect of such unit if AIR OP sold all of its properties at their fair market value (which may be determined by reference to the value of a share of Aimco Common Stock), paid all of its debts and distributed the remaining proceeds to the partners as provided in the AIR OP partnership agreement in the event of a winding up of AIR OP, and (y) in certain circumstances, the amount received in a public offering of shares of Aimco Common Stock. Upon receipt of a notice of redemption, AIR OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of Common Stock imposed under the Aimco charter and the transfer restrictions and other limitations thereof, elect to cause Aimco to acquire some or all of the tendered AIR OP HP Units in exchange for Aimco Common Stock with a value

There is no public market for the New OP Units and the New OP Units are not listed on any securities exchange.

Under the New OP partnership agreement, until the expiration of one year from the date on which a holder acquired New OP Common Units, subject to certain exceptions, such holder of New OP Units may not transfer all or any portion of its New OP Units to any transferee without the consent of the general partner, which consent may be withheld in its sole and absolute discretion. After the expiration of one year, such holder of New OP Units has the right to transfer all or any portion of its New OP Units to any person, subject to the satisfaction of certain conditions specified in the New OP partnership agreement, including the general partner’s right of first refusal. After the first anniversary of becoming a holder of New OP Units, a holder has the right once per quarter on an exchange date set by New OP, subject to the terms and conditions of the New OP partnership agreement, to require New OP to redeem all or a portion of such holder’s New OP Units in exchange for shares of Aimco Common Stock or a cash amount equal to the value of such shares, as New OP may elect. Upon receipt of a notice of redemption, which must be provided at least 45 days prior to the quarterly exchange date, New

Partnership Common Units	AIR OP HP Units	New OP Units

acquire some or all of the tendered Partnership Common Units in exchange for common stock, based on an exchange ratio of one share of Aimco Common Stock for each one AIR OP Common Units, subject to adjustment as provided in the AIR OP partnership agreement.

Notwithstanding the foregoing, it is expected that the AIR OP partnership agreement will be amended prior to the consummation of the Separation to replace each reference to Aimco Common Stock with a reference to AIR Common Stock and each reference to obligations of Aimco in respect thereof with a reference to obligations of AIR.

equivalent to the cash amount described in the preceding sentence.

Notwithstanding the foregoing, it is expected that the AIR OP partnership agreement will be amended prior to the consummation of the Separation to replace each reference to Aimco Common Stock with a reference to AIR Common Stock and each reference to obligations of Aimco in respect thereof with a reference to obligations of AIR (subject to receipt of the requisite approval of AIR OP’s unitholders).

OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of common stock imposed under the Aimco charter and the transfer restrictions and other limitations thereof, elect to cause Aimco to acquire some or all of the tendered New OP Units in exchange for common stock, based on an exchange ratio of one share of Aimco Common Stock for each New OP Unit, subject to adjustment as provided in the New OP partnership agreement.

General

New OP is a limited partnership organized under the provisions of the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, or any successor to such statute, or the Delaware Act, and upon the terms and subject to the conditions set forth in its agreement of limited partnership. New OP GP, a wholly owned subsidiary of Aimco, is the sole general partner of New OP.

Immediately following the Separation, based on the number of AIR OP Common Units outstanding as of November 17, 2020, New OP expects to have approximately 157,327,360 New OP Units outstanding. The actual number of New OP Units to be distributed will be determined on the record date and will reflect any changes in the number of AIR OP Common Units between November 17, 2020, and the record date.

Purpose And Business

The purpose and nature of New OP is to conduct any business, enterprise or activity permitted by or under the Delaware Act, including, but not limited to, (i) conducting the business of ownership, construction, development, and operation of multifamily rental apartment communities, (ii) entering into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the Delaware Act, or to own interests in any entity engaged in any business permitted by or under the Delaware Act, (iii) conducting the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies or other similar arrangements, and (iv) doing anything necessary or incidental to the foregoing; provided, however, such business and arrangements and interests may be limited to and conducted in such a manner as to permit Aimco, in the sole and absolute discretion of the general partner, at all times to be classified as a REIT.

Management By The General Partner

Except as otherwise expressly provided in the New OP partnership agreement, all management powers over the business and affairs of New OP are exclusively vested in the general partner. No limited partner of New OP or any other person to whom one or more New OP Units, or LTIP Units (collectively with New OP Units,

“Units”) have been transferred (each, an “assignee”) may take part in the operations, management or control (within the meaning of the Delaware Act) of New OP’s business, transact any business in New OP’s name or have the power to sign documents for or otherwise bind New OP. The general partner may not be removed by the limited partners with or without cause, except with the consent of the general partner. In addition to the powers granted to a general partner of a limited partnership under applicable law or that are granted to the general partner under any other provision of the New OP partnership agreement, the general partner, subject to the other provisions of the New OP partnership agreement, has full power and authority to do all things deemed necessary or desirable by it to conduct the business of New OP, to exercise all powers of New OP, and to effectuate the purposes of New OP. New OP may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of properties) upon such terms as the general partner determines to be appropriate. The general partner is authorized to execute, deliver, and perform specific agreements and transactions on behalf of New OP without any further act, approval or vote of the limited partners.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of the New OP partnership agreement. The general partner may not, without the prior consent of the limited partners, undertake, on behalf of New OP, any of the following actions or enter into any transaction that would have the effect of such transactions: (i) except as provided in the partnership agreement, amend, modify or terminate the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners; (ii) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of New OP; (iii) institute any proceeding for bankruptcy on behalf of New OP; or (iv) subject to specific exceptions, approve or acquiesce to the transfer of the New OP general partner interest, or admit into New OP any additional or successor general partners.

Additional Limited Partners

The general partner is authorized to admit additional limited partners to New OP from time to time, on terms and conditions and for such capital contributions as may be established by the general partner in its reasonable discretion. The net capital contribution need not be equal for all partners. No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The general partner is expressly authorized to cause New OP to issue additional interests (i) upon the conversion, redemption or exchange of any debt, Units or other securities issued by New OP, (ii) for less than fair market value, so long as the general partner concludes in good faith that such issuance is in the best interests of the general partner and New OP, and (iii) in connection with any merger of any other entity into New OP if the applicable merger agreement provides that persons are to receive interests in New OP in exchange for their interests in the entity merging into New OP. Subject to Delaware law, any additional partnership interests may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, and relative, participating, optional or other special rights, powers and duties as shall be determined by the general partner, in its sole and absolute discretion without the approval of any limited partner, and set forth in a written document thereafter attached to and made an exhibit to the partnership agreement. Without limiting the generality of the foregoing, the general partner has authority to specify (a) the allocations of items of partnership income, gain, loss, deduction, and credit to each such class or series of partnership interests; (b) the right of each such class or series of partnership interests to share in distributions; (c) the rights of each such class or series of partnership interests upon dissolution and liquidation of New OP; (d) the voting rights, if any, of each such class or series of partnership interests; and (e) the conversion, redemption, or exchange rights applicable to each such class or series of partnership interests. No person may be admitted as an additional limited partner without the consent of the general partner, which consent may be given or withheld in the general partner’s sole and absolute discretion.

Indemnification

To the fullest extent permitted by applicable law, New OP shall indemnify each Indemnitee (as defined in the New OP partnership agreement) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney’s fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative, or investigative, that relate to the operations of New OP as set forth in the New OP partnership agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise; provided, however, that New OP shall not indemnify an Indemnitee (i) for willful misconduct or a knowing violation of the law or (ii) for any transaction for which such Indemnitee received an improper personal benefit in violation or breach of any provision of the New OP partnership agreement.

Outstanding Classes Of Units

The expected number of outstanding Units immediately upon completion of the Separation is as follows, based on the number of AIR OP Common Units and LTIP Units outstanding as of November 17, 2020:

Class	Expected Outstanding Units
New OP Units	157,327,360
LTIP Units	2,360,334

Distributions

The New OP partnership agreement requires the general partner to cause New OP to distribute quarterly all, or such portion as the general partner may in its sole and absolute discretion determine, of Available Cash (as defined in the New OP partnership agreement) generated by New OP during such quarter to the general partner, the special limited partner, and the other holders of New OP Units on the record date established by the general partner with respect to such quarter, as follows: to (i) the non-Aimco holders Sharing Percentage (as defined in the New OP partnership agreement) to the non-Aimco holders, and (ii) the Aimco Partners Sharing Percentage to the Aimco Partners, in each case, allocated among them based on their ownership of New OP Units.

The general partner in its sole and absolute discretion may distribute to the limited partners Available Cash on a more frequent basis and provide for an appropriate record date. The partnership agreement requires the general partner to take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Aimco requirements for qualification as a REIT, to cause New OP to distribute amounts sufficient to enable the Aimco Partners to transfer funds to Aimco that, together with amounts received by Aimco from sources other than New OP, will allow Aimco to pay stockholder dividends that will (i) satisfy the requirements, or the REIT requirements, for qualifying as a REIT under the Code and the applicable regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, and (ii) avoid any U.S. federal income or excise tax liability of Aimco.

While some of the debt instruments to which New OP will be a party, including its credit facilities, may contain restrictions on the payment of distributions to the holders of the Units (collectively, the “New OP Unitholders”), the debt instruments will allow New OP to distribute sufficient amounts to enable the general partner and special limited partner to transfer funds to Aimco which are then used to pay stockholder dividends thereby allowing Aimco to meet the requirements for qualifications as a REIT under the Code.

Distributions in Kind

No right is given to any non-Aimco holder to demand and receive property other than cash as provided in the New OP partnership agreement. The general partner may determine, in its sole and absolute discretion, to make a distribution in kind of New OP assets (a) to all New OP Unitholders, in which case such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with the New OP partnership agreement, or (b) only to Aimco Partners and not to any non-Aimco holders if, after giving effect to such distribution to Aimco Partners, the net asset value of New OP, as reasonably determined by the general partner in good faith, would exceed 200% of the product of (x) the number of New OP Units then held by non-Aimco holders, (y) the value of a share of Aimco Common Stock, and (z) the Adjustment Factor (as defined in the New OP partnership agreement).

Distributions Upon Liquidation

Net proceeds from the sale or other disposition of all or substantially all of its assets in a transaction that will lead to a liquidation of New OP or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of New OP, or a Terminating Capital Transaction (as defined in the New OP partnership agreement), and any other cash received or reductions in reserves made after commencement of the liquidation of New OP, will be distributed to the New OP Unitholders in accordance with the New OP partnership agreement.

Restricted Distributions

The New OP partnership agreement prohibits New OP and the general partner, on behalf of New OP, from making a distribution to any New OP Unitholder on account of its interest in Units if such distribution would violate Section 17-607 of the Delaware Act or other applicable law.

Allocations Of Net Income And Net Loss

New OP Units

Net Income (as defined in the New OP partnership agreement) and Net Loss (as defined in the New OP partnership agreement) of New OP will be determined and allocated with respect to each fiscal year of New OP as of the end of each such year. Except as otherwise provided in the New OP partnership agreement, an allocation to a New OP Unitholder of a share of Net Income or Net Loss will be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Income or Net Loss. Except as otherwise provided in the New OP partnership agreement, all Net Income and Net Loss for any relevant fiscal year (or other taxable year or taxable period) will be allocated in the manner and order of priority specified in the New OP partnership agreement. The New OP partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the New OP partnership agreement, for U.S. federal income tax purposes under the Code and the Treasury Regulations, each partnership item of income, gain, loss, and deduction will be allocated among the New OP Unitholders in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated under the New OP partnership agreement.

Withholding

New OP is authorized to withhold from or pay on behalf of or with respect to each limited partner any amount of Federal, state, local or foreign taxes that the general partner determines, in its sole discretion, that New OP is required to pay with respect to any amount distributable, allocable or payable to such limited partner under the New OP partnership agreement. The New OP partnership agreement also provides that any withholding tax amount paid on behalf of or with respect to a limited partner constitutes a loan by New OP to such limited partner. This loan is required to be repaid within 15 days after notice to the limited partner from the general partner, and each limited partner grants a security interest in its partnership interest to secure its obligation to pay any partnership withholding tax amounts paid on its behalf or with respect to such limited partner. In addition, under the New OP partnership agreement, the partnership may redeem the partnership interest of any limited partner who fails to pay partnership withholding tax amounts paid on behalf of or with respect to such limited partner. Also, the general partner has authority to withhold, from any amounts otherwise distributable, allocable or payable to a limited partner, the general partner’s estimate of further taxes required to be paid by such limited partner.

Return Of Capital

No partner is entitled to interest on its capital contribution or on such partner’s capital account. Except (i) under the rights of redemption set forth in the New OP partnership agreement or (ii) as provided by law, no partner has any right to demand or receive the withdrawal or return of its capital contribution from New OP, except to the extent of distributions made under the New OP partnership agreement or upon termination of New OP. Except to the extent otherwise expressly provided in the New OP partnership agreement, no limited partner or assignee will have priority over any other limited partner or assignee either as to the return of capital contributions or as to profits, losses or distributions.

Redemption Rights Of Qualifying Parties

After the first anniversary of becoming a holder of New OP Units, holders of New OP Units and some assignees have the right once per quarter on an exchange date set by New OP, subject to the terms and conditions set forth in the New OP partnership agreement, to require New OP to redeem all or a portion of the New OP Units held by such party in exchange for shares of Aimco Common Stock or a cash amount equal to the value of such shares, as New OP may determine. On or before the close of business on the fifth business day after a holder of New OP Units gives the general partner a notice of redemption, which must be provided at least 45 days prior to the quarterly exchange date, New OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of Aimco Common Stock imposed under Aimco charter and the transfer restrictions and other limitations thereof, elect to cause Aimco to acquire some or all of the tendered New OP Units from the tendering party in exchange for Aimco Common Stock, based on an exchange ratio of one share of Aimco Common Stock for each New OP Unit, subject to adjustment as provided in the New OP partnership agreement. The New OP partnership agreement does not obligate Aimco or the general partner to register, qualify or list any Aimco Common Stock issued in exchange for New OP Units with the SEC, with any state securities commissioner, department or agency, or with any stock exchange. Aimco Common Stock issued in exchange for New OP Units under the New OP partnership agreement will contain legends regarding restrictions under the Securities Act and applicable state securities laws as Aimco in good faith determines to be necessary or advisable in order to ensure compliance with securities laws.

Partnership Right To Call Limited Partner Interests

Notwithstanding any other provision of the New OP partnership agreement, on and after the date on which the aggregate percentage interests of the limited partners, other than the special limited partner, are less than one percent (1%), New OP will have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding limited partner interests (other than the special limited partner’s interest) by treating any limited partner as if such limited partner had tendered for redemption under the New OP partnership agreement the amount of New OP Units specified by the general partner, in its sole and absolute discretion, by notice to the limited partner.

Transfers And Withdrawals

Restrictions On Transfer

The New OP partnership agreement restricts the transferability of Units. Any transfer or purported transfer of a Unit not made in accordance with the New OP partnership agreement will be null and void ab initio. Until the expiration of one year from the date on which a New OP Unitholder acquired Units, subject to some exceptions, such New OP Unitholder may not transfer all or any portion of its Units to any transferee without the consent of the general partner, which consent may be withheld in its sole and absolute discretion. After the expiration of one year from the date on which a New OP Unitholder acquired Units, such New OP Unitholder has the right to transfer all or any portion of its Units to any person, subject to the satisfaction of specific conditions specified in the New OP partnership agreement, including the general partner’s right of first refusal.

It is a condition to any transfer (whether or not such transfer is effected before or after the one year holding period) that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the New OP partnership agreement with respect to such Units, and no such transfer (other than under a statutory merger or consolidation wherein all obligations and liabilities of the transferor partner are assumed by a successor corporation by operation of law) will relieve the transferor partner of its obligations under the New OP partnership agreement without the approval of the general partner, in its sole and absolute discretion.

In connection with any transfer of Units, the general partner will have the right to receive an opinion of counsel reasonably satisfactory to it to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any federal or state securities laws or regulations applicable to New OP or the Units transferred.

No transfer by a limited partner of its Units (including any redemption or any acquisition of New OP Units by the general partner or by New OP) may be made to any person if (i) in the opinion of legal counsel for New OP, it would result in New OP being treated as an association taxable as a corporation, or (ii) such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

Substituted Limited Partners

No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with the consent of the general partner, which consent may be given or withheld by the general partner in its sole and absolute discretion. If the general partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the New OP partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the Delaware Act, including the right to receive distributions from New OP and the share of Net Income, Net Losses and other items of income, gain, loss, deduction, and credit of New OP attributable to the Units assigned to such transferee and the rights to transfer the Units provided in the New OP partnership agreement, but will not be deemed to be a holder of Units for any other purpose under the New OP partnership agreement, and will not be entitled to effect a consent or vote with respect to such Units on any matter presented to the limited partners for approval (such right to consent or vote, to the extent provided in the New OP partnership agreement or under the Delaware Act, fully remaining with the transferor limited partner).

Exchanges

Pursuant to the New OP partnership agreement, upon an exchange of New OP Units for shares of Aimco Common Stock, as of the effective date of such exchange, New OP shall cancel any New OP Units so exchanged and for each New OP Unit so exchanged issue one unit representing a general partner interest to the general partner.

Withdrawals

No limited partner may withdraw from New OP other than as a result of a permitted transfer of all of such limited partner’s Units in accordance with the New OP partnership agreement, with respect to which the transferee becomes a substituted limited partner, or under a redemption (or acquisition by Aimco) of all of such limited partner’s Units.

Restrictions On the General Partner

The general partner may not transfer any of its general partner interest or withdraw from New OP unless (i) the limited partners consent or (ii) immediately after a merger of the general partner into another entity, substantially all of the assets of the surviving entity, other than the general partnership interest in New OP held by the general partner, are contributed to New OP as a capital contribution in exchange for Units.

Amendment of the Partnership Agreement

By the General Partner Without the Consent of the Limited Partners

The general partner has the power, without the consent of the limited partners, to amend the New OP partnership agreement as may be required to facilitate or implement any of the following purposes: (i) to add to the obligations of the general partner or surrender any right or power granted to the general partner or any affiliate of the general partner for the benefit of the limited partners; (ii) to reflect the admission, substitution or withdrawal of partners or the termination of New OP in accordance with the partnership agreement; (iii) to reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement; (iv) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law; (v) to reflect such changes as are reasonably necessary for Aimco to maintain its status as a REIT; and (vi) to modify the manner in which capital accounts are computed (but only to the extent set forth in the definition of “Capital Account” in the New OP partnership agreement or contemplated by the Code or The Treasury Regulations).

With the Consent of the Limited Partners

Amendments to the New OP partnership agreement may be proposed by the general partner or by holders of a majority of the outstanding Units and other classes of units that have the same voting rights as holders of Units, excluding the special limited partner. Following such proposal, the general partner will submit any proposed amendment to the limited partners. The general partner will seek the written consent of a majority in interest of the limited partners on the proposed amendment or will call a meeting to vote thereon and to transact any other business that the general partner may deem appropriate.

Procedures for Actions and Consents of Partners

Meetings of the partners may be called by the general partner and will be called upon the receipt by the general partner of a written request by a majority in interest of the limited partners. Notice of any such meeting will be given to all partners not less than seven days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the general partner or such other person as the general partner may appoint under such rules for the conduct of the meeting as the general partner or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent setting forth the action so taken is signed by partners holding a majority of outstanding Units (or such other percentage as is expressly required by the New OP partnership agreement for the action in question).

Records and Accounting; Fiscal Year

The New OP partnership agreement requires the general partner to keep or cause to be kept at the principal office of New OP those records and documents required to be maintained by the Delaware Act and other books and records deemed by the general partner to be appropriate with respect to New OP’s business. The books of New OP will be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or on such other basis as the general partner determines to be necessary or appropriate. To the extent permitted by sound accounting practices and principles, New OP, the general partner and Aimco may operate with integrated or consolidated accounting records, operations and principles. The fiscal year of New OP is the calendar year.

Reports

As soon as practicable, but in no event later than 105 days after the close of each calendar quarter and each fiscal year, the general partner will make available to limited partners (which may be done by filing a report with the SEC) a report containing financial statements of New OP, or of Aimco if such statements are prepared solely on a consolidated basis with Aimco, for such calendar quarter or fiscal year, as the case may be, presented in accordance with generally accepted accounting principles, and such other information as may be required by applicable law or regulation or as the general partner determines to be appropriate. Statements included in quarterly reports are not audited. Statements included in annual reports are audited by a nationally recognized firm of independent public accountants selected by the general partner.

Tax Matters Partner and Partnership Representative

The general partner is the “tax matters partner” and “partnership representative” of New OP. In such capacity, the general partner is authorized, but not required, to take certain actions on behalf of New OP with respect to tax matters and has the sole authority to act on behalf of New OP in connection with and make all relevant decisions regarding application of New OP audit rules under the Code. In addition, the general partner will arrange for the preparation and timely filing of all returns with respect to partnership income, gains, deductions, losses, and other items required of New OP for U.S. federal and state income tax purposes and will use all reasonable effort to furnish, within 90 days of the close of each taxable year, the tax information reasonably required by limited partners for U.S. federal and state income tax reporting purposes. The limited partners will promptly provide the general partner with such information as may be reasonably requested by the general partner from time to time.

Dissolution and Winding Up

Dissolution

New OP will dissolve, and its affairs will be wound up, upon the first to occur of any of the following (each a “liquidating event”): (i) an event of withdrawal, as defined in the Delaware Act (including, without limitation, bankruptcy), of the sole general partner unless, within 90 days after the withdrawal, a “majority in interest” (as such phrase is used in Section 17-801(3) of the Delaware Act) of the remaining partners agree in writing, in their sole and absolute discretion, to continue the business of New OP and to the appointment, effective as of the date of withdrawal, of a successor general partner; (ii) an election to dissolve New OP made by the general partner in its sole and absolute discretion, with or without the consent of the limited partners; (iii) entry of a decree of judicial dissolution of New OP under the provisions of the Delaware Act; (iv) the occurrence of a Terminating Capital Transaction; or (v) the redemption (or acquisition by Aimco, the general partner or the special limited partner) of all Units other than Units held by the general partner or the special limited partner.

Winding Up

Upon the occurrence of a liquidating event, New OP will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and partners. The general partner (or, in the event that there is no remaining general partner or the general partner has dissolved, become bankrupt within the meaning of the Delaware Act or ceased to operate, any person elected by a majority in interest of the limited partners) will be responsible for overseeing the winding up and dissolution of New OP and will take full account of New OP’s liabilities and property, and New OP property will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the general partner, include Aimco’s stock) will be applied and distributed in the following order: (i) first, to the satisfaction of all of New OP’s debts and liabilities to creditors other than the partners and their assignees (whether by payment or the making of reasonable provision for payment thereof); (ii) second, to the satisfaction of all New OP’s debts and liabilities to the general partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under the partnership agreement; (iii) third, to the satisfaction of all of New OP’s debts and liabilities to the other partners and any assignees (whether by payment or the making of reasonable provision for payment thereof); and (iv) fourth, the balance, if any, to the general partner, the limited partners, and any assignees in accordance with and in proportion to their positive capital account balances, after giving effect to all contributions, distributions, and allocations for all periods.

DESCRIPTION OF AIMCO’S CAPITAL STOCK

The following is a summary description of the material terms of Aimco’s capital stock as set forth in Aimco’s charter and bylaws, as amended and restated, together with Maryland law, that will govern the rights of holders of Aimco Common Stock upon the consummation of the Separation.

While the following attempts to describe the material terms of Aimco’s capital stock, the description may not contain all of the information that is important to you and is subject to, and is qualified in its entirety by reference to, Aimco’s charter and bylaws, the applicable provisions of the Maryland General Corporation Law (“MGCL”), and other applicable Maryland law. You are encouraged to read the full text of Aimco’s charter and bylaws, the forms of which are included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the provisions of the MGCL, and other applicable Maryland law.

General

Aimco’s authorized stock consists of 510,587,500 shares of common stock, par value $0.01 per share, and zero (0) shares currently classified as shares of preferred stock, par value $0.01 per share.

Immediately following the completion of the Separation, based on the number of shares of Aimco Common Stock issued and outstanding as of November 17, 2020, Aimco is expected to have approximately 148,865,947 shares of Aimco Common Stock issued and outstanding. The actual number of shares of Aimco Common Stock outstanding immediately following the completion of the Separation will reflect any changes in the number of shares of Aimco Common Stock between November 17, 2020 and the effective date of the Separation.

Common Stock

Holders of shares of Aimco Common Stock are entitled to receive dividends, if, when and as declared by the board of directors of Aimco, out of funds legally available therefor. The holders of shares of Aimco Common Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of Aimco, are entitled to receive, ratably with each other holder of Aimco Common Stock, that portion of the assets of Aimco available for distribution to its stockholders as the number of shares of Aimco Common Stock held by such holder bears to the total number of shares of Common Stock then outstanding. The shares of Aimco Common Stock are entitled to vote on all matters (on which a holder of shares of Aimco Common Stock shall be entitled to vote) at the meetings of the stockholders of Aimco, and shall be entitled to one vote for each share of Common Stock entitled to vote at such meeting. Holders of shares of Aimco Common Stock do not have any preemptive right to purchase or subscribe for any additional shares of the stock of Aimco or any other security of Aimco that it may issue or sell.

Preferred Stock

Under Aimco’s charter, Aimco’s board of directors may issue, from time to time, shares of one or more classes or series of preferred stock. The particular terms of any class or series of preferred stock issued will be determined by Aimco’s board of directors.

Aimco’s charter authorizes the issuance of up to 510,587,500 shares of capital stock with a par value of $0.01 per share, all of which are classified as common stock. As of June 30, 2020, there were no shares of Aimco’s preferred stock authorized, issued, and outstanding. The board of directors of Aimco is authorized to classify and reclassify any unissued shares of capital stock into shares of preferred stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock, including, but not limited to, ownership restrictions consistent with the ownership limit with respect to each class or series of capital stock, and the number of shares constituting each class or series, and to increase or decrease the number of shares of any such class or series, to the extent permitted by the MGCL and Aimco’s charter.

Aimco’s board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of Aimco Common Stock, may adversely affect the voting and other rights of the holders of Aimco Common Stock, and could have the effect of delaying, deferring, or preventing a change of control of Aimco or other corporate action.

Restrictions on Transfer and Ownership of Aimco Stock

For Aimco to qualify as a REIT, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the board of directors of Aimco believes that it is essential for Aimco to continue to qualify as a REIT and to provide additional protection for Aimco’s stockholders in the event of certain transactions, the board of directors of Aimco has adopted provisions of the charter restricting the acquisition of shares of common stock.

Subject to certain exceptions specified in the charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940) of the outstanding shares of common stock. For purposes of calculating the amount of stock owned by a given individual, the individual’s Aimco Common Stock and limited partnership interests in New OP will be aggregated. Under certain conditions, the board of directors of Aimco may waive the ownership limit. However, in no event may such holder’s direct or indirect ownership of common stock exceed (i) 12% of the total outstanding shares of common stock, in the case of a person subject to the general 8.7% ownership limit, or (ii) 20% of the total outstanding shares of common stock, in the case of an entity subject to the 15% ownership limit (although the 15% ownership limitation applicable to Mr. Considine may not be waived). As a condition of such waiver, the Aimco board of directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of Aimco. If shares of common stock in excess of the ownership limit, or shares of common stock that would cause the REIT to be beneficially owned by fewer than 100 persons, or that would result in Aimco being “closely held,” within the meaning of Section 856(h) of the Code, or that would otherwise result in Aimco failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of common stock transferred in excess of the ownership limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by Aimco. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the ownership limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (1) such transferee’s original purchase price (or the market value of such shares on the date of the violative transfer if purportedly acquired by gift or devise) and (2) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by Aimco for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that Aimco determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that the board of directors of Aimco determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of common stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of common stock must file a written statement or an affidavit with Aimco containing the information specified in the Aimco charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to Aimco in writing such information with respect to the direct, indirect, and constructive ownership of shares as the board of directors of Aimco deems appropriate or necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

These restrictions on ownership and transfer of common stock will not apply if the board of directors of Aimco determines that it is no longer in the best interests of Aimco to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for Aimco to qualify as a REIT. The restrictions on ownership and transfer of common stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for Aimco Common Stock or otherwise be in the best interests of Aimco’s stockholders.

The restrictions on transfer and ownership described above and the other provisions described below, along with other provisions of the MGCL, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of us that might involve a premium price for shares of Aimco Common Stock or otherwise be in the best interest of Aimco’s stockholders, and could increase the difficulty of consummating any offer.

Amendments to Aimco’s Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Aimco’s charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of Aimco’s charter relating to the removal of directors, which also requires two-thirds of all votes entitled to be cast on the matter, and to amend the provisions of Aimco’s charter relating to the vote required to amend the removal provisions. Aimco’s board of directors has the exclusive power to adopt, alter or repeal any provision of Aimco’s bylaws or to make new bylaws.

Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Removal of Directors

Aimco’s charter provides that Aimco’s directors may be removed only for cause, as defined in Aimco’s charter, and then only by at least two-thirds of the votes entitled to be cast generally in the election of directors.

Vacancies on the Board

Aimco’s bylaws provide that any vacancies created in the board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office, or other cause will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected by the board of directors to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy has occurred and until his or her successor is elected and qualifies.

Business Combinations

Under Maryland law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or transfer or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, (1) 10% or more of the voting power of the corporation’s shares or (2) is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation (an “Interested Stockholder”), or an affiliate or associate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a specified minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. For purposes of determining whether a person is an Interested Stockholder of Aimco, interests in New OP that are held by limited partners other than Aimco or “LP Units” will be treated as beneficial ownership of the shares of common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption. The Maryland business combination statute could have the effect of discouraging offers to acquire Aimco and of increasing the difficulty of consummating any such offer. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Aimco board of directors has not passed such a resolution.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by an officer of the corporation or by directors who are employees of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power, except solely by virtue of a revocable proxy, in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not generally include shares the acquiring person is then entitled to vote that were acquired in good faith and as a result of having previously obtained stockholder approval. For purposes of determining whether a person or entity is an Interested Stockholder of Aimco, ownership of LP Units will be treated as beneficial ownership of the shares of common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption.

A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including delivery of an “acquiring person statement” and a written undertaking to pay certain of the corporation’s expenses of a special meeting), may compel the corporation’s board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself, at its option, present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may, at its option, redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation’s charter or bylaws prior to the control share acquisition. No such exemption appears in Aimco’s charter or bylaws. The control share acquisition statute could have the effect of discouraging offers to acquire Aimco and of increasing the difficulty of consummating any such offer.

Unsolicited Takeovers

Under Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers that, among other things, would automatically classify the board into three classes with staggered terms of three years each and vest in the board the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

Aimco has not elected to be subject to the foregoing statutory provisions; however, we expect that, prior to the completion of the Separation, Aimco’s board of directors will make an election to be subject to all of the foregoing statutory provisions. We expect that, prior to the completion of the Separation, Aimco’s board of directors will also take the necessary action in accordance with Maryland law to make an election to, from and after the 2024 annual meeting of Aimco’s stockholders, not be subject to the foregoing statutory provisions. In accordance with this expected election, Aimco’s board of directors is expected to be classified into three classes, denominated as Class I, Class II, and Class III, with such classes serving until the 2021, 2022, and 2023 annual meetings, respectively, at which annual meetings each Class will be elected to a term expiring at the 2024 annual meeting of Aimco’s stockholders. Also, in accordance with this election, commencing with the 2024 annual meeting of Aimco’s stockholders, Aimco’s board of directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. Under the classified board provisions, it would take at least two elections of directors for any individual group to gain control of Aimco’s board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

By making such an election, and having Aimco’s board divided into three classes with staggered terms of office, the classification and staggered terms of office of Aimco’s directors may make it more difficult for a third party to gain control of Aimco’s board since at least two annual meetings of stockholders, instead of one, would be required to effect a change in the majority of Aimco’s board.

Dissolution of Aimco

Aimco’s dissolution must be approved by Aimco’s board by a majority vote of the entire board and by Aimco’s stockholders by the affirmative vote of a majority of all the votes entitled to be cast by Aimco’s stockholders on the matter.

Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders

Aimco’s bylaws provide that nominations of persons for election to the board and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

•	pursuant to Aimco’s notice of the meeting;

•	by or at the direction of the board; or

•

by a stockholder who was a stockholder at the time the notice of meeting was given and at the time of the meeting and is entitled to vote at the meeting and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

Aimco’s bylaws also provide that only the business specified in Aimco’s notice of meeting may be brought before a special meeting of stockholders. Aimco’s bylaws provide that Aimco’s stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than 25% of all votes entitled to be cast on the business proposed to be transacted at such meeting; however, we expect that prior to the completion of the Separation, Aimco’s board of directors will take the necessary action in accordance with Maryland law to provide Aimco’s stockholders will have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the business proposed to be transacted at such meeting.

Proxy Access

Aimco’s bylaws permit any stockholder or group of up to 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same “qualifying fund group” (as defined in Aimco’s bylaws)) that (i) has owned continuously for at least three years a number of shares of Aimco Common Stock that represents at least 3% of outstanding Aimco Common Stock as of the date the notice of proxy access nomination is delivered to or mailed and received by the Secretary of Aimco in accordance with Aimco’s bylaws (the “Required Shares”), (ii) continues to own the Required Shares through the date of the annual meeting and (iii) satisfies all of the other requirements of, and complies with all applicable procedures set forth in Aimco’s bylaws, to nominate up to a specified number of director nominees in Aimco’s proxy materials for an annual meeting of stockholders. A nominating stockholder is considered to own only those outstanding shares of Aimco Common Stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares. Under this provision, generally borrowed or hedged shares do not count as “owned” shares. Further, to the extent not otherwise excluded pursuant to this definition of ownership, a nominating stockholder’s “short position” as defined in Rule 14e-4 under the Exchange Act is deducted from the shares otherwise “owned.” If a group of stockholders is aggregating its stockholdings in order to meet the 3% ownership requirement, the ownership of the group will be determined by aggregating the lowest number of shares continuously owned by each member during the three-year holding period.

The maximum number of stockholder nominees permitted under the proxy access provisions of Aimco’s bylaws shall not exceed the greater of two or 20% of the directors in office as of the last day a notice of nomination may be timely received. If the 20% calculation does not result in a whole number, the maximum number of stockholder nominees is the closest whole number below 20%. If one or more vacancies occurs for any reason after the nomination deadline and Aimco’s board decides to reduce the size of Aimco’s board in connection therewith, the 20% calculation will be calculated based on the number of directors in office as so reduced. Stockholder-nominated candidates whose nomination is withdrawn or whom the board determines to include in Aimco’s proxy materials as board-nominated candidates will be counted against the 20% maximum. In addition, any director in office as of the nomination deadline who was included in Aimco’s proxy materials as a stockholder nominee for either of the two preceding annual meetings and whom Aimco’s board decides to renominate for election to the board also will be counted against the 20% maximum.

Notice of a nomination pursuant to the proxy access provisions of Aimco’s bylaws must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that we distributed Aimco’s proxy statement for the previous year’s annual meeting of stockholders.

A stockholder nominee will not be eligible for inclusion in Aimco’s proxy materials if any stockholder has nominated a person pursuant to the advance notice provision of Aimco’s bylaws, if the nominee would not be independent, if the nominee’s election would cause us to violate Aimco’s bylaws, Aimco’s charter or any applicable listing standards, laws, rules or regulations, if the nominee is or has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years, if the nominee is a named subject of a pending criminal proceeding or has been convicted in such a criminal proceeding within the past 10 years, if the nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act, or if the nominee or the stockholder who nominated him or her has provided false and misleading information to us or otherwise breached any of its or their obligations, representations or agreements under the proxy access provisions of Aimco’s bylaws. Stockholder nominees who are included in Aimco’s proxy materials but subsequently withdraw from or become ineligible for election at the meeting or do not receive at least 10% of the votes cast in the election will be ineligible for nomination under the proxy access provisions of Aimco’s bylaws for the next two years. A nomination made under the proxy access provisions of Aimco’s bylaws will be disregarded at the annual meeting under certain circumstances described in Aimco’s bylaws.

Transfer Agent and Registrar

After the Separation, the registrar and transfer agent for Aimco Common Stock will continue to be Computershare Trust Company, N.A.

Listing

Aimco Common Stock will continue to be traded on the NYSE after the Separation under the ticker symbol “AIV.”

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Aimco’s charter contains a provision that limits, to the maximum extent permitted by Maryland law, the liability of Aimco’s directors and officers to us and Aimco’s stockholders for money damages. This provision does not limit Aimco’s right or that of Aimco’s stockholders to obtain equitable relief, such as injunction or rescission.

Aimco’s charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before a final disposition of a proceeding to (1) any individual who is a present or former director or officer of ours and who is made, or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (2) any individual who, while serving as one of

Aimco’s directors or officers and at Aimco’s request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Aimco’s charter and bylaws authorize us, with the approval of Aimco’s board, to provide indemnification and advancement of expenses to Aimco’s agents and employees.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which Aimco’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in Aimco’s right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

We will enter into indemnification agreements with certain of Aimco’s officers and directors. The indemnification agreements with Aimco’s officers and directors generally offer substantially the same scope of coverage afforded by Aimco’s charter and bylaws. In addition, as contracts, these indemnification agreements provide greater assurance to Aimco’s officers and directors that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

In respect to Aimco’s obligations to provide indemnification to directors and officers for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the U.S. federal income tax consequences generally applicable to an investment in Aimco Common Stock. This summary does not discuss the consequences of an investment in shares of Aimco preferred stock or debt securities or New OP Units. The tax consequences of such an investment will be discussed in the applicable prospectus supplement. This summary is based upon the Treasury Regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This summary is also based on the assumptions that the operation of Aimco and the limited liability companies and limited partnerships in which it owns controlling interests (collectively, the “Subsidiary Partnerships”), subsidiary REITs, and any affiliated entities will be in accordance with their respective organizational documents and partnership agreements.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation which may be important to a particular investor, or to certain types of investors subject to special tax rules (including financial institutions; insurance companies; broker-dealers; regulated investment companies; partnerships and trusts; persons who hold Aimco stock on behalf of other persons as nominees; holders that receive Aimco stock through the exercise of stock options or otherwise as compensation; persons holding Aimco stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and, except to the extent discussed below, tax-exempt organizations, and foreign investors, as determined for U.S. federal income tax purposes). If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Aimco stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Aimco stock.

This summary assumes that investors will hold Aimco stock as a capital asset (generally, property held for investment). No advance ruling from the IRS has been or will be sought regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

The U.S. federal income tax treatment of a particular holder depends upon determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any holder of Aimco stock will depend on the holder’s particular tax circumstances. Accordingly, each holder is urged to consult its tax advisor regarding the federal, state, local, and foreign tax consequences of acquiring, holding, exchanging or otherwise disposing of Aimco stock and of Aimco’s election to be subject to tax as a real estate investment trust for U.S. federal income tax purposes.

Taxation of Aimco

Aimco has elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1994, and Aimco intends to continue to operate in such a manner as to qualify for taxation as a REIT. Although Aimco believes that, commencing with Aimco’s initial taxable year ended December 31, 1994, Aimco was organized in conformity with the requirements for qualification as a REIT, and its actual method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT under the Code, no assurance can be given that Aimco has been or will remain so qualified. Such qualification and taxation as a REIT depends upon Aimco’s ability to meet, on a continuing basis, through actual annual operating results, asset ownership, distribution levels, and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below. No assurance can be given that the actual results of Aimco’s operation for any one taxable year will satisfy such requirements. See “U.S. Federal Income Tax Considerations—Taxation of Aimco—Failure to Qualify.”

In connection with the Separation, we expect to receive an opinion of Skadden, Arps to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will continue to enable, us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps or by us that we will qualify as a REIT for any particular year. See “U.S. Federal Income Tax Considerations—Taxation of Aimco—Failure to Qualify.” The opinion will be expressed as of the date issued, and will not cover subsequent periods. Skadden, Arps will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

The REIT provisions of the Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

Taxation of REITs in General

Provided Aimco qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net income that is currently distributed to its stockholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level upon a distribution of dividends by the REIT.

Currently, most U.S. stockholders that are individuals, trusts, or estates are taxed on corporate dividends at a reduced maximum U.S. federal income tax rate. With limited exceptions, however, dividends received by stockholders from Aimco or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

Any net operating losses, foreign tax credits, and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If Aimco qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax in the following circumstances:

1.	Aimco will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

2.

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between Aimco and its TRSs if and to the extent that the IRS successfully asserts that the economic arrangements between Aimco and its TRSs are not comparable to similar arrangements between unrelated parties.

3.

If Aimco has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

4.

If Aimco elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” Aimco may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate. Aimco does not anticipate receiving any income from foreclosure property.

5.

If Aimco should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with Aimco’s gross income.

6.

If Aimco should fail to satisfy the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet nonetheless maintains its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, it may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

7.

If Aimco should fail to distribute during each calendar year at least the sum of: (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year; and (iii) any undistributed net taxable income from prior periods, Aimco will be required to pay a 4% excise tax on the excess of the required distribution over the sum of: (a) the amounts actually distributed; plus (b) retained amounts on which income tax was paid at the corporate level.

8.

Aimco may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet the record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

9.

If Aimco acquires appreciated assets from a corporation that is not a REIT (i.e., a subchapter C corporation) in a transaction in which the adjusted tax basis of the assets in the hands of Aimco is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, Aimco may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if Aimco subsequently recognizes gain on the disposition of any such assets during the five-year period following the acquisition of such assets from the subchapter C corporation.

10.	The earnings of any Aimco subsidiary that is taxed as a C corporation (including any TRS) will generally be subject to U.S. federal corporate income tax.

Aimco and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income taxes, property taxes, and other taxes on their assets and operations. Aimco could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

7.	that meets other tests described below (including with respect to the nature of its income and assets); and

8.	that makes an election to be taxed as a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that the foregoing conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Aimco’s articles of incorporation provide certain restrictions regarding transfers of its shares, which are intended to assist Aimco in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Aimco will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

To monitor Aimco’s compliance with the share ownership requirements, Aimco is generally required to maintain records regarding the actual ownership of its shares. To do so, Aimco must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by Aimco). A list of those persons failing or refusing to comply with this demand must be maintained as part of Aimco’s records. Failure by Aimco to comply with these record keeping requirements could subject it to monetary penalties. A stockholder who fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Aimco satisfies this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below, regardless of whether the REIT receives a distribution from the partnership. A REIT’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% value test, described below, a REIT’s proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, Aimco’s proportionate share of the assets and items of income of the Subsidiary Partnerships will be treated as assets and items of income of Aimco for purposes of applying the REIT requirements described below.

Aimco’s direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of any of the Subsidiary Partnerships as a partnership for

U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of Aimco’s assets and items of gross income would change and could preclude Aimco from satisfying the REIT asset tests and gross income tests (see “—Asset Tests” and “—Income Tests”) and in turn could prevent Aimco from qualifying as a REIT unless Aimco is eligible for relief from the violation pursuant to relief provisions described below (see “—Failure to Qualify”). In addition, any change in the status of any of the Subsidiary Partnerships for U.S. federal income tax purposes might be treated as a taxable event, in which case Aimco might incur a tax liability without any related cash distributions.

If Aimco were to be a limited partner or nonmanaging member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize Aimco’s status as a REIT or require Aimco to pay tax, Aimco may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause Aimco to fail a gross income or asset test, and that Aimco would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, Aimco could fail to qualify as a REIT unless it were entitled to relief, as described below.

In addition, under the Code and the Treasury Regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of these items to the other (i.e., noncontributing) partners.

With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of units) subsequent to the formation of Aimco, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

Finally, the rules applicable to U.S. federal income tax audits of partnerships provide that, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in Subsidiary Partnerships in which Aimco directly or indirect invests being required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and Aimco, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though Aimco, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Disregarded Subsidiaries. Most entities that are wholly owned by Aimco, including single member limited liability companies, are generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. In addition, Aimco’s indirect interests in Subsidiary Partnerships may be held through wholly owned corporate subsidiaries that are organized and operated as “qualified REIT subsidiaries” within the meaning of the Code. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. If a REIT owns a qualified REIT subsidiary, that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. Each qualified REIT subsidiary, therefore, is not subject to U.S. federal corporate income taxation, although it may be subject to state or local taxation. Disregarded subsidiaries, along with partnerships in which Aimco holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of Aimco ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than Aimco or another disregarded subsidiary of Aimco — the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect Aimco’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. A TRS also includes any corporation, other than a REIT, with respect to which a TRS owns securities possessing 35% of the total voting power or total value of the outstanding securities of such corporation. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. As a result, an Aimco REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the Aimco REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because an Aimco REIT does not include the assets and income of such subsidiary corporations in determining the Aimco’s compliance with the REIT requirements, such entities may be used by the Aimco REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Certain of Aimco’s operations (including certain of its property management, asset management and risk management activities, and redevelopment and development projects) are conducted through its TRSs. Because Aimco is not required to include the assets and income of such TRSs in determining Aimco’s compliance with the REIT requirements, Aimco uses its TRSs to facilitate its ability to offer services and activities to its tenants that are not generally considered as qualifying REIT services and activities. If Aimco fails to properly structure and provide such nonqualifying services and activities through its TRSs, its ability to satisfy the REIT gross income requirement, and also its REIT status, may be jeopardized.

A TRS may generally engage in any business except the operation or management of a lodging or health care facility. If any of Aimco’s TRSs were deemed to operate or manage a health care or lodging facility, they would fail to qualify as TRSs, and Aimco would fail to qualify as a REIT. Aimco believes that none of its TRSs operate or manage any health care or lodging facilities. However, there can be no assurance that the IRS will not contend that any of Aimco’s TRSs operate or manage a health care or lodging facility, disqualifying it from treatment as a TRS, and thereby resulting in the disqualification of Aimco as a REIT.

Several provisions of the Code regarding arrangements between a REIT and a TRS seek to ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to its REIT owner. In addition, Aimco would be obligated to pay a 100% penalty tax on certain payments that it receives from, or on certain expenses deducted by, a TRS if the IRS were to successfully assert that the economic arrangements between Aimco and the TRS were not comparable to similar arrangements among unrelated parties.

A portion of the amounts to be used to fund distributions to stockholders may come from distributions made by Aimco’s TRSs and interest paid by the TRSs on certain notes. In general, TRSs pay U.S. federal, state, and local income taxes on their taxable income at normal corporate rates. Any U.S. federal, state or local income taxes that Aimco’s TRSs are required to pay will reduce Aimco’s cash flow from operating activities and its ability to make payments to holders of its securities.

Income Tests

To maintain qualification as a REIT, Aimco must annually satisfy two gross income requirements:

•

First, at least 75% of Aimco’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness, and certain hedging transactions, generally must be derived from “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as specified income from temporary investments.

•

Second, at least 95% of Aimco’s gross income for each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness, and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gains from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents received by Aimco directly or through the Subsidiary Partnerships will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received or accrued as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Also, neither Aimco nor an actual or constructive owner of 10% or more of Aimco’s stock may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents Aimco receives from such a tenant that is a TRS of Aimco’s, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the leased space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by Aimco’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the Aimco REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

Moreover, Aimco generally must not operate or manage a property (subject to certain exceptions) or furnish or render services to the tenants of such property, other than through an “independent contractor” from which Aimco derives no revenue. Aimco and its affiliates are permitted, however, to directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, Aimco and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, Aimco is generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. Aimco believes that substantially all of the services it renders at its properties will be of the type that are usually or customarily performed in connection with the rental of space and are not primarily for the benefit or convenience of its tenants. Therefore, Aimco believes that its provision of these services will not cause rents received with respect to its properties to fail to qualify as “rents from real property.” Subject to Aimco’s ability to provide a de minimis amount of non-customary services to tenants, Aimco intends to cause services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with Aimco’s determination as to whether a particular service is usual or customary, or otherwise in this regard.

Any income or gain derived by Aimco directly or through its Subsidiary Partnerships from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests; provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of Aimco’s business and that the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test. See “—Derivatives and Hedging Transactions.”

If Aimco fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if Aimco’s failure to meet these tests was due to reasonable cause and not due to willful neglect, and Aimco attaches a schedule of the sources of its income to its tax return. It is not possible to state whether Aimco would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving Aimco, Aimco will not qualify as a REIT. Even where these relief provisions apply, the Code imposes a tax based upon the amount by which Aimco fails to satisfy the particular gross income test.

Asset Tests

Aimco, at the close of each calendar quarter of its taxable year, must also satisfy five tests relating to the nature of its assets.

(1)

First, at least 75% of the value of the total assets of Aimco must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, some kinds of mortgage backed securities, and mortgage loans and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

(2)	Second, the value of any one issuer’s securities owned by Aimco may not exceed 5% of the value of Aimco’s total assets.

(3)

Third, Aimco may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs or qualified REIT subsidiaries, and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% value test, the determination of its interest in the assets of a partnership in which Aimco owns an interest will be based on its proportionate interest in the equity and certain debt securities issued by the partnership.

(4)	Fourth, the aggregate value of all securities of TRSs held by Aimco may not exceed 20% of the value of Aimco’s total assets.

(5)

Fifth, no more than 25% of the value of Aimco’s total assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, Aimco is treated as owning its proportionate share of the underlying assets of a subsidiary partnership, if it holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions, described below, are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by a non-publicly offered REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% value test, as explained below).

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset value test. Such securities include: (i) any loan made to an individual or an estate; (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (iii) any obligation to pay rents from real property; (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (v) any security (including debt securities) issued by another REIT; and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

Aimco believes that its holdings of securities and other assets comply, and will continue to comply, with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Generally, independent appraisals have not been obtained to support Aimco’s conclusions as to the value of its asset. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that Aimco’s interests in its subsidiaries or in the securities of other issuers will cause a violation of the REIT asset requirements and loss of REIT status.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset tests and other requirements. One such provision allows a REIT that fails one or more of the asset tests to nevertheless maintain its REIT qualification if: (a) it provides the IRS with a description of each asset causing the failure; (b) the failure is due to reasonable cause and not willful neglect; (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate; and (d) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision contained in the Code applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (b) either (i) the REIT disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or (ii) the relevant tests are otherwise satisfied within that time frame.

If Aimco should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause Aimco to lose its REIT status if (1) Aimco satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets but instead arose from changes in the market value of its assets. If the condition described in (2) were not satisfied, Aimco still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. No assurance can be given that Aimco would qualify for relief under these provisions.

Annual Distribution Requirements

For Aimco to qualify as a REIT, Aimco is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

•	the sum of:

•	90% of Aimco’s “real estate investment trust taxable income,” computed without regard to the deduction for dividends paid and net capital gain of Aimco, and

•	90% of Aimco’s net income, if any, (after tax) from foreclosure property (as described below); minus

•	the sum of specified items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Aimco timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Aimco and received by the stockholder on December 31 of such year, so long as the dividend is actually paid by Aimco before the end of January of the next calendar year. If Aimco ceases to be a “publicly offered REIT,” then in order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction by Aimco, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in Aimco’s organizational documents.

To the extent that Aimco distributes at least 90%, but less than 100%, of its “real estate investment trust taxable income,” as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. In any year, Aimco may elect to retain, rather than distribute, its net long-term capital gain and pay tax on such gain. In such a case, Aimco’s stockholders would include their proportionate share of such undistributed long-term capital gain in income and receive a corresponding credit for their share of the tax paid by Aimco. Aimco’s stockholders would then increase the adjusted basis of their Aimco shares by the difference between the designated amounts included in their income as long-term capital gains and the tax deemed paid with respect to their shares.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If Aimco should fail to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for such year;

•	95% of its REIT capital gain net income for such year (excluding retained net capital gain); and

•	any undistributed taxable income from prior periods.

Aimco would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income retained on which Aimco has paid U.S. federal corporate income tax.

It is possible that Aimco, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash and (ii) the inclusion of certain items in income by Aimco for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements Aimco may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property. Alternatively, Aimco can declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash or stock to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend in income to the extent of Aimco’s current and accumulated earnings and profits.

Under certain circumstances, Aimco may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in Aimco’s deduction for dividends paid for the earlier year. In this case, Aimco may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends; however, Aimco will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. Aimco intends to conduct its operations so that no asset owned by Aimco or its pass-through subsidiaries will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be in the ordinary course of Aimco’s business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that no property sold by Aimco will be treated as inventory or as property held for sale to customers or that Aimco can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that Aimco acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by Aimco and secured by the property; (ii) for which Aimco acquired the related loan or lease at a time when default was not imminent or anticipated; and (iii) with respect to which Aimco made a proper election to treat the property as foreclosure property. Aimco generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Derivatives and Hedging Transactions

Aimco may enter into hedging transactions with respect to interest rate exposure on one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (including gain from the sale, disposition, or termination of a position in such a transaction) will not constitute gross income for purposes of the 75% or 95% gross income test if Aimco properly identifies the transaction as specified in applicable Treasury Regulations and Aimco enters into such transaction (i) in the normal course of Aimco’s business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests; or (iii) in connection with the extinguishment of indebtedness with respect to which Aimco has entered into a qualified hedging position described in the foregoing clause (i) or the disposition of property with respect to which Aimco entered into a qualified hedging position described in the foregoing clause (ii), primarily to manage the risks of such hedging positions. To the extent that Aimco enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. Aimco intends to structure any hedging transactions in a manner that will not jeopardize its qualification as a REIT. Aimco may conduct some or all of its hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that Aimco’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that Aimco’s hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income that Aimco or its TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of Aimco’s tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to Aimco that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, Aimco (other than services furnished or rendered to a customer of Aimco’s) to the extent such income is lower than the income the TRS would have earned based on arm’s-length negotiations. Rents that Aimco receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Aimco believes that the fees paid to its TRSs for tenant services are comparable to the fees that would be paid to an unrelated third party negotiating at arm’s-length. This determination, however, is inherently factual, and the IRS may assert that the fees paid by Aimco do not represent arm’s-length amounts. If the IRS successfully made such an assertion, Aimco would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If Aimco fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, Aimco could avoid disqualification if the failure is due to reasonable cause and not to willful neglect and Aimco pays a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If Aimco fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, Aimco will be subject to tax on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Aimco fails to qualify will not be deductible by Aimco nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at the preferential income tax rates for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless Aimco is entitled to relief under specific statutory provisions, Aimco would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, Aimco would be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Holders

As used herein, the term “U.S. Holder” means a holder of Aimco’s stock who for U.S. federal income tax purposes is:

1.	an individual who is a citizen or resident of the United States;

2.

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

3.	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

4.

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions. Provided that Aimco qualifies as a REIT, distributions made to Aimco’s U.S. Holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. Holders that are individuals, trusts, and estates from taxable C corporations. Such U.S. Holders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to: (i) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax); (ii) dividends received by the REIT from TRSs or other taxable C corporations; or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, for taxable years that begin after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends, as described below, or dividends eligible for reduced rates applicable to qualified dividend income, as described above), subject to certain limitations.

Distributions that are designated as capital gain dividends will generally be taxed to U.S. Holders as long-term capital gains, to the extent that such distributions do not exceed Aimco’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Holder that receives such distribution has held its stock. However, corporate U.S. Holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum U.S. federal rates in the case of stockholders that are individuals, trusts, or estates, and ordinary income rates in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions. Aimco may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay taxes on such gains. In this case, Aimco could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that Aimco. Aimco’s stockholders would increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that Aimco designated and that they include in their taxable income, minus (ii) the tax that Aimco paid on their behalf with respect to that income. See “—Taxation of Aimco—Annual Distribution Requirements.”

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a U.S. Holder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by Aimco in October, November, or December of any year and payable to a U.S. Holder of record on a specified date in any such month will be treated as both paid by Aimco and received by the U.S. Holder on December 31 of such year; provided that the dividend is actually paid by Aimco before the end of January of the following calendar year.

To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “— Taxation of Aimco — Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of Aimco Stock. A U.S. Holder will realize gain or loss upon the sale, redemption or other taxable disposition of Aimco stock in an amount equal to the difference between the sum of the fair market value of any property and cash received in such disposition and the U.S. Holder’s adjusted tax basis in the stock at the time of the disposition. In general, capital gains recognized by individuals upon the sale or disposition of shares of Aimco stock will be subject to a taxation at long-term capital gains rates if the Aimco stock is held for more than 12 months and will be taxed at ordinary income rates if the Aimco stock is held for 12 months or less. Gains recognized by U.S. Holders that are corporations are currently subject to U.S. federal income tax at ordinary income rates, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. Holder upon the disposition of Aimco stock held for more than one year at the time of disposition will be considered long-term capital losses and are generally available only to offset capital gain income of the U.S. Holder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Aimco stock by a U.S. Holder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from Aimco that are required to be treated by the U.S. Holder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of stock or other securities of Aimco in an amount that exceeds a prescribed threshold, it is possible that the provisions of the Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these Treasury Regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, the Code imposes penalties for failure to comply with these requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of stock or securities of Aimco or transactions that might be undertaken directly or indirectly by Aimco. Moreover, prospective investors should be aware that Aimco and other participants in the transactions involving Aimco (including their advisors) might be subject to disclosure or other requirements pursuant to these Treasury Regulations.

Taxation of Non-U.S. Holders

The following is a summary of certain anticipated U.S. federal income and estate tax considerations for the ownership and disposition of Aimco stock applicable to Non-U.S. stockholders. The discussion is based on current law, is for general information only and addresses only selected, and not all, aspects of U.S. federal income and estate taxation relevant to Non-U.S. Holders (as defined below).

Ordinary Dividends. A “Non-U.S. Holder” is a stockholder of Aimco that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. The portion of distributions received by Non-U.S. Holders that is: (i) payable out of Aimco’s earnings and profits; (ii) not attributable to capital gains of Aimco; and (iii) not effectively connected with a U.S. trade or business of the Non-U.S. Holder, will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable tax treaty and the Non-U.S. Holder provides appropriate documentation regarding its eligibility for treaty benefits). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Aimco stock. In cases where the dividend income from a Non-U.S. Holder’s investment in Aimco stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. Holder. The income may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation.

Non-Dividend Distributions. Unless Aimco stock constitutes a U.S. real property interest (“USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions by Aimco that are not payable out of Aimco’s earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of Aimco. If Aimco stock constitutes a USRPI, distributions by Aimco in excess of the sum of its earnings and profits plus the stockholder’s basis in its Aimco stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of Aimco’s earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by Aimco to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs that Aimco held directly or through pass-through subsidiaries (such gains, “USRPI Capital Gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, Aimco will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI Capital Gains dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. A distribution is not a USRPI Capital Gain dividend if Aimco held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a Non-U.S. Holder that are attributable to dispositions by Aimco of assets other than USRPIs are generally not subject to U.S. federal income or withholding tax, unless: (i) the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain; or (ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Holder will incur a 30% tax on his capital gains.

A capital gain dividend by Aimco that would otherwise have been treated as a USRPI Capital Gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated in the same manner as an ordinary dividend from Aimco (see “—Taxation of Non-U.S. Holders—Ordinary Dividends”); provided that: (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Holder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. Aimco anticipates that its stock will be “regularly traded” on an established securities market.

Dispositions of Aimco Stock. Unless Aimco stock constitutes a USRPI, a sale of Aimco stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of Aimco’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, Aimco stock nonetheless will not constitute a USRPI if Aimco is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of Aimco stock, as described in the Code). Aimco believes that it is, and it expects to continue to be, a domestically controlled qualified investment entity. If Aimco is, and continues to be, a domestically controlled qualified investment entity, the sale of Aimco stock should not be subject to taxation under FIRPTA. No assurance can be given that Aimco is or will continue to be a domestically controlled qualified investment entity.

In the event that Aimco does not constitute a domestically controlled qualified investment entity, but Aimco’s stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a Non-U.S. Holder’s sale of Aimco stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI; provided that the selling Non-U.S. Holder held 10% or less of such class of Aimco’s outstanding stock at all times during a prescribed statutory testing period.

If gain on the sale of stock of Aimco were subject to taxation under FIRPTA, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of Aimco stock that would not otherwise be subject to taxation under FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder’s investment in the Aimco stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a domestic stockholder with respect to such gain, and a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax (unless reduced or eliminated by treaty); or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

In addition, even if Aimco is a domestically controlled qualified investment entity, upon disposition of Aimco stock, a Non-U.S. Holder may be treated as having capital gain from the sale or exchange of a USRPI if the Non-U.S. Holder: (i) disposes of its Aimco stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI; and (ii) acquires, or enters into a contract or option to acquire, other shares of Aimco stock within 61 days of the first day of the 30-day period described in (i), unless such Non-U.S. Holder held 5% or less of our stock at all times during the one-year period ending on the distribution date.

Special FIRPTA Rules. There are certain exemptions from FIRPTA for particular types of foreign investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles.”

Estate Tax. Aimco stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its Aimco stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the Aimco stock is not otherwise used in an unrelated trade or business, Aimco believes that distributions from Aimco and income from the sale of the Aimco stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions from Aimco as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Aimco’s stock could be required to treat a percentage of the dividends as UBTI if Aimco is a “pension-held REIT.” Aimco will not be a pension-held REIT unless: (1) it is required to “look through” one or more of its pension trust stockholders in order to satisfy the REIT “closely-held” test; and (2) either (i) one pension trust owns more than 25% of the value of Aimco’s stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of Aimco’s stock, collectively owns more than 50% of the value of Aimco’s stock. Certain restrictions on ownership and transfer of Aimco’s stock generally should prevent a tax-exempt entity from owning more than 10% of the value of Aimco’s stock and generally should prevent Aimco from becoming a pension-held REIT.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Holders are urged to consult with their tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals, and their potential effect on an investment in Aimco stock.

Medicare 3.8% Tax on Investment Income

Certain U.S. Holders who are individuals, estates, or trusts and whose income exceeds certain thresholds are required to pay a 3.8% Medicare tax on their “net investment income,” which includes dividends received from Aimco and capital gains from the sale or other disposition of Aimco stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required on dividends made in respect of Aimco stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which Aimco stock is held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of Aimco stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Aimco will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of these withholding taxes on their investment in Aimco stock.

State, Local, and Foreign Taxes

Aimco and Aimco stockholders may be subject to state, local, or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. It should be noted that Aimco’s subsidiaries own properties located in a number of states and local jurisdictions and may be required to file income tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of Aimco and Aimco stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors are urged to consult their tax advisors regarding the application and effect of state, local, or foreign tax laws on an investment in Aimco.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

New OP has filed a registration statement on Form 10 with the SEC, of which this information statement forms a part, with respect to the New OP Units being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement on Form 10 and the exhibits and schedules to the registration statement. In addition, AIR has filed a registration statement on Form 10 with the SEC. For further information with respect to us, New OP Units and AIR Common Stock, see the registration statements, including their exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, over the Internet at the SEC’s website at www.sec.gov and on our corporate website at www.aimco.com.

Information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this information statement or the registration statement on Form 10, of which this information statement is a part.

As a result of the Separation, New OP will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, New OP will file periodic reports and other information with the SEC, which will be available on the SEC’s website at www.sec.gov.

We intend to furnish holders of New OP Units with annual reports containing combined financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Aimco is a publicly traded company and is subject to the reporting requirements of the SEC and is required to file with the SEC annual, quarterly, and special reports, proxy statements, and other information. Aimco’s publicly available filings can be found on the SEC’s website at www.sec.gov. Aimco’s filings and additional information that Aimco has made public to investors may also be found on its website at www.aimco.com. Neither Aimco’s filings nor the information contained on or connected to, or that can be accessed from, its website will constitute part of this information statement or the registration statement on Form 10, of which this information statement is a part.

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of AIMCO Properties, L.P.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of New OP Predecessor (the Company) as of December 31, 2019 and 2018, the related combined statements of operations, partners’ capital and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 2020.

Denver, Colorado

September 30, 2020,

Except for Note 7 and Note 13, as to which the date is

November 5, 2020

NEW OP PREDECESSOR

COMBINED BALANCE SHEETS

As of December 31, 2019 and 2018

(In thousands)

	2019	2018
ASSETS
Buildings and improvements	$937,532	$755,130
Land	447,880	298,459

Total real estate	1,385,412	1,053,589
Accumulated depreciation	(449,444)	(398,300)

Net real estate	935,968	655,289
Cash and cash equivalents	5,403	63
Restricted cash	4,717	4,742
Mezzanine investment	280,258	—
Other assets	33,779	19,094

Total assets	$1,260,125	$679,188

LIABILITIES AND PARTNERS’ CAPITAL
Non-recourse property debt, net	$492,638	$420,214
Note payable due to AIR OP	66,295	—
Deferred tax liability	148,227	4,721
Accrued liabilities and other	34,685	26,777

Total liabilities	741,845	451,712

Redeemable noncontrolling interests in consolidated real estate partnership	4,720	—
Commitments and contingencies (Note 11)
Partners’ capital:
Partners’ capital attributable to New OP Predecessor	513,452	227,353
Noncontrolling interests in consolidated real estate partnership	108	123

Total partners’ capital	513,560	227,476

Total liabilities and partners’ capital	$1,260,125	$679,188

See notes to the combined financial statements.

NEW OP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
REVENUES:
Rental and other property revenues	$143,692	$132,163	$127,613
OPERATING EXPENSES:
Property operating expenses	57,541	53,552	51,730
Depreciation and amortization	64,030	49,375	44,156
General and administrative expenses	7,062	5,766	5,308

Total operating expenses	128,633	108,693	101,194

Interest income	26	8	—
Interest expense	(18,598)	(19,643)	(21,972)
Mezzanine investment income, net	1,531	—	—
Income from unconsolidated real estate partnerships	935	940	815
Other expenses, net	(2,141)	(1,103)	(3,262)

(Loss) income before income tax benefit (expense)	(3,188)	3,672	2,000
Income tax benefit (expense) (Note 9)	3,301	(261)	3,199

Net income	113	3,411	5,199
Net loss attributable to redeemable noncontrolling interests in consolidated real estate partnership	191	—	—
Net loss attributable to noncontrolling interests in consolidated real estate partnership	15	5	11

Net income attributable to New OP Predecessor	$319	$3,416	$5,210

See notes to the combined financial statements.

NEW OP PREDECESSOR

COMBINED STATEMENTS OF PARTNERS’ CAPITAL

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	Partners’ Capital attributable to New OP Predecessor	Noncontrolling Interests in Consolidated Real Estate Partnership	Total Partners’ Capital
Balances at December 31, 2016	$235,745	$139	$235,884

Net income (loss)	5,210	(11)	5,199
Contributions from AIR Predecessor, net	43,223	—	43,223

Balances at December 31, 2017	284,178	128	284,306
Net income (loss)	3,416	(5)	3,411
Distributions to AIR Predecessor, net	(60,241)	—	(60,241)

Balances at December 31, 2018	227,353	123	227,476
Net income (loss)	319	(15)	304
Contributions from AIR Predecessor, net	285,780	—	285,780

Balances at December 31, 2019	$513,452	$108	$513,560

See notes to the combined financial statements.

NEW OP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$113	$3,411	$5,199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,030	49,375	44,156
Income from unconsolidated real estate partnerships	(935)	(940)	(815)
Income tax (benefit) expense	(3,301)	261	(3,199)
Amortization of debt issuance costs and other	446	647	494
Changes in operating assets and operating liabilities:
Accounts receivable and other assets	121	427	(968)
Accounts payable, accrued liabilities and other	(2,545)	305	1,816

Total adjustments	57,816	50,075	41,484

Net cash provided by operating activities	57,929	53,486	46,683
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of real estate	(95,895)	—	—
Capital expenditures	(39,334)	(37,844)	(50,780)
Payment for mezzanine investment and related transaction costs	(277,627)	—	—

Net cash used in investing activities	(412,856)	(37,844)	(50,780)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from non-recourse property debt	62,480	93,280	115,000
Principal repayments on non-recourse property debt	(57,875)	(118,009)	(152,475)
Proceeds from note payable due to AIR OP	66,295	—	—
Change in AIR Predecessor investment, net	285,745	11,073	42,033
Contribution from redeemable noncontrolling interests in consolidated real estate partnership	4,911	—	—
Other financing activities	(1,314)	(2,267)	(565)

Net cash provided by (used in) financing activities	360,242	(15,923)	3,993
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	5,315	(281)	(104)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	4,805	5,086	5,190

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$10,120	$4,805	$5,086

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$17,748	$19,296	$21,321
Cash paid for income taxes	1,773	284	227
Non-cash transactions associated with the acquisition of real estate:
Non-recourse property debt assumed in connection with the acquisition of real estate	66,779	—	—
Deferred tax liability assumed in connection with the acquisition of real estate	148,809	—	—
Other non-cash transactions:
Accrued capital expenditures (at end of period)	1,966	3,964	3,807
Non-recourse property debt assumed with collateral substitution	—	72,296	—

See notes to the combined financial statements.

NEW OP PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

December 31, 2019

Note 1 — Organization

On September 14, 2020, Apartment Investment and Management Company (“Aimco”) announced a Board-led plan, informed by active and regular engagement with stockholders, to reduce financial risk and execution risk, and to increase shareholder value by division of the Aimco business between two public entities. The general partner of AIMCO Properties, L.P. (“AIR OP”) will create Aimco OP L.P. (“New OP”), and Aimco will create Apartment Income REIT Corp. (“AIR”), by separating assets representing approximately 10% of the total estimated fair value, as of March 31, 2020, of Aimco (the “Separation”). The Separation will result in two, focused and independent companies: (i) Aimco, which will own New OP, with assets approximating 10% of Aimco’s estimated fair value; and (ii) AIR, which will own AIR OP, with assets approximating 90% of Aimco’s estimated fair value.

Following the completion of the Separation, New OP expects to retain the redevelopment and development business, 25 consolidated communities, including 16 multifamily communities securing $534 million of notes payable due to AIR, and four non-100% owned communities that we do not consolidate. In addition, we expect to hold non-traditional assets such as other investments including 1001 Brickell Bay Drive and our loan to, and equity option in, the partnership that owns Parkmerced Apartments.

All references to “we,” “us,” and “our,” refer to New OP Predecessor and its combined communities and investments.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements represent the financial position and results of operations of the New OP Predecessor Properties that have historically been under common control of AIR Predecessor. The combined financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations. The combined financial statements reflect our historical financial position, results of operations, and cash flows in conformity with U.S. GAAP. The operations of New OP Predecessor are presented for all historical periods described and at the carrying value of such assets and liabilities reflected in AIR Predecessor’s books and records. All significant intercompany balances have been eliminated in combination.

Our combined financial statements include two variable interest entities, or VIEs, in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

All transactions between New OP Predecessor and AIR Predecessor are settled through partners’ capital in the combined financial statements at the time the transaction is recorded. The settlement of these transactions is reflected as contributions from or distributions to AIR Predecessor in the combined statements of partners’ capital and change in AIR Predecessor investment, net, as a financing activity in the combined statements of cash flows.

Allocations

The combined statements of operations include allocations of general and administrative expenses from AIR Predecessor, as Aimco exists prior to the Separation, as discussed in Note 5. Both we and AIR Predecessor consider the basis on which expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. However, the allocations may not include all of the actual expenses that we would have incurred and may not reflect our combined results of operations, financial position, and cash flows had it been a stand-alone company during the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the Separation, AIR, through its subsidiaries, will provide New OP with certain property management and other services, and we will perform certain functions using our own resources or purchase services from third parties.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interest consists of equity interests held by a limited partner in a consolidated real estate partnership that has a finite life. We generally attribute to noncontrolling interests their share of income or loss of combined partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity accounts.

If a real estate partnership includes redemption rights that are not within our control, the noncontrolling interest is included as temporary equity. If the redemption right is not currently redeemable but probable of being redeemable in the future, changes in redemption value are recognized each quarter with the change in value being reflected in additional paid-in-capital.

The assets of our consolidated real estate partnership must first be used to settle the liabilities of the consolidated real estate partnership.

The following table represents a reconciliation of our redeemable noncontrolling interests in a real estate partnership during the year ended December 31, 2019 (in thousands):

Balance at December 31, 2018	$—
Contributions	4,911
Net loss	(191)

Balance at December 31, 2019	$4,720

Equity Method Investments

We own general and limited partner interests in partnerships that either directly, or through interests in other real estate partnerships, own apartment communities. We generally account for investments in real estate partnerships that we do not consolidate under the equity method. Under the equity method, we recognize our share of the earnings or losses of the entity for the periods presented, inclusive of our share of any impairments and disposition gains or losses recognized by and related to such entities, and we present such amounts within income from unconsolidated real estate partnerships in our combined statements of operations.

The excess of our cost of the acquired partnership interests over our share of the partners’ equity or deficit is generally ascribed to the fair values of land and buildings owned by the partnerships. We amortize the excess cost ascribed to the buildings over the related estimated useful lives. Such amortization is recorded as an adjustment of the amounts of earnings or losses we recognize from such unconsolidated real estate partnerships.

We may also originate loans for real estate acquisitions or developments where we either expect, or have the opportunity, to participate in the residual profits from such projects. When the risks and rewards of these arrangements are similar to an equity investor or joint venture partner, we account for these arrangements as real estate investments using the equity method of accounting. We recognize as income changes in our share of net assets, adjusted for any basis differential, in mezzanine investment income, net, in our combined statements of operations.

We assess the recoverability of our equity method investments if there are indicators of potential impairment. We did not recognize any impairments during the years ended December 31, 2019, 2018, and 2017.

Real Estate

Acquisitions

Upon the acquisition of real estate, we determine whether the purchase qualifies as an asset acquisition or, less frequently, meets the definition of an acquisition of a business. We generally recognize the acquisition of real estate or interests in partnerships that own real estate at our cost, including the related transaction costs, as asset acquisitions.

We allocate the cost of real estate acquired based on the relative fair value of the assets acquired and liabilities assumed. The fair value of these assets and liabilities is determined using valuation techniques that rely on Level 2 and Level 3 inputs within the fair value framework. We determine the fair value of tangible assets, such as land, buildings, furniture, fixtures, and equipment using valuation techniques that consider comparable market transactions, replacement costs, and other available information. We determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and our experience in leasing similar real estate.

The intangible assets or liabilities related to in-place leases are comprised of: (a) the value of the above- and below-market leases in-place, measured over the period, including probable lease renewals for below-market leases, for which the leases are expected to remain in effect; (b) the estimated unamortized portion of avoided leasing commissions and other costs that ordinarily would be incurred to originate the in-place leases; and (c) the value associated with in-place leases during an estimated absorption period, which estimates rental revenue that would not have been earned had the leased space been vacant at the time of acquisition, assuming lease-up periods based on market demand and stabilized occupancy levels. The above- and below-market lease intangibles are amortized to rental revenue over the expected remaining terms of the associated leases, which include reasonably assured renewal periods. Other intangible assets related to in-place leases are amortized to depreciation and amortization over the expected remaining terms of the associated leases.

Capital Additions

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopments, other tangible apartment community improvements, and replacements of existing community components. Included in these capitalized costs are payroll costs associated with time spent by employees in connection with the planning, execution, and control of all capital addition activities at our communities. We characterize as “indirect costs” an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital addition activities. We also capitalize interest, property taxes, and insurance during periods in which redevelopments are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get communities, apartment homes, or leased spaces ready for their intended use begin. These activities include when communities, apartment homes or leased spaces are undergoing physical construction, as well as when homes or leased spaces are held vacant in advance of planned construction, provided that other activities such as permitting, planning, and design are in progress. We cease the capitalization of costs when the communities or components thereof are substantially complete and ready for their intended use, which is typically when construction has been completed and homes or leased spaces are available for occupancy. We charge costs including ordinary repairs, maintenance, and resident turnover costs to property operating expense, as incurred.

For the each of the years ended December 31, 2019, 2018, and 2017, we capitalized to buildings and improvements $0.2 million, $0.3 million, and $0.8 million of interest costs, respectively. For the years ended December 31, 2019, 2018, and 2017, we capitalized to buildings and improvements $4.1 million, $4.9 million, and $5.7 million of other direct and indirect costs, respectively.

Gain or Loss on Dispositions

Gain or loss on dispositions are recognized when we no longer hold a controlling financial interest in the real estate and sufficient consideration has been received. Upon disposition, the related assets and liabilities are derecognized, and the gain or loss on disposition is recognized as the difference between the carrying amount of those assets and liabilities and the value of consideration received. There were no dispositions in the years ended December 31, 2019, 2018, and 2017.

Impairment

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of an apartment community may not be recoverable, we assess its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the community. If the carrying amount exceeds the aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the community. As a result of our analysis, we did not recognize an impairment of our real estate and other long-lived assets to be held and used during the years ended December 31, 2019, 2018, and 2017.

Cash Equivalents

We classify highly liquid investments with an original maturity of three months or less as cash equivalents. We maintain cash equivalents in financial institutions in excess of insured limits. We have not experienced any losses in these accounts in the past and believe that we are not exposed to significant credit risk because our accounts are deposited with major financial institutions.

Restricted Cash

Restricted cash consists of tenant security deposits, capital replacement reserves, and cash restricted as required by our debt agreements.

Other Assets

As of December 31, 2019, and 2018, other assets was comprised of the following amounts (in thousands):

	2019	2018
Intangibles assets, net	$13,380	$—
Investments in unconsolidated partnerships	12,741	12,650
Accounts receivable, net	2,313	1,673
Prepaid expenses and real estate taxes	2,991	2,812
Deferred costs, deposits, and other	2,354	1,959

Total other assets	$33,779	$19,094

Intangibles

Lease intangible assets are included in total other assets and lease intangible liabilities are included in accrued liabilities and other. There were no outstanding lease-related intangible assets and liabilities for the years ended December 31, 2018, and 2017. The following table details lease intangible assets and liabilities, net of accumulated amortization for the year ended December 31, 2019 (in thousands).

In-place leases and leasing costs	$16,355
Above-market leases	145
Less: accumulated amortization	(3,120)

Intangible lease assets, net	$13,380

Below-market leases	$4,219
Less: accumulated amortization	(633)

Intangible lease liabilities, net	$3,586

For the year ended December 31, 2019, we recorded amortization expense related to the in-place leases and leasing costs of $3.1 million, and we amortized to revenue $37.9 thousand and $0.6 million of above- and below-market leases, respectively.

Based on the balance of intangible assets and liabilities as of December 31, 2019, the net aggregate amortization for the next five years and thereafter is expected to be as follows (in thousands):

	In-place leases and leasing costs	Above-market leases	Below-market leases
2020	$6,000	$57	$1,256
2021	3,768	40	996
2022	2,123	10	690
2023	830	—	321
2024	346	—	176
Thereafter	206	—	147

Total future amortization	$13,273	$107	$3,586

Accounts Receivable, net and Straight-line rent

We present our accounts receivable and straight-line rent receivable net of allowances for amounts that may not be collected. Upon adoption of ASC 842 (see below), the allowance is determined based on an assessment on whether substantially all of the amounts due from the resident or tenant is probable of collection. This includes a specific tenant analysis and aging analysis.

Deferred Leasing Costs

Beginning in 2019, in accordance with the adoption of Accounting Standard Codification (“ASC”) 842, we defer leasing costs incremental to a lease that we would not have incurred if the contract had not been obtained. Amortization of these costs is included in depreciation and amortization. Prior to 2019, we deferred leasing commissions and other direct costs incurred in connection with successful leasing efforts and amortized the costs over the terms of the related leases.

Revenue from Leases

We are a lessor for residential and commercial leases. Our operating leases with residents may provide that the resident reimburse us for certain costs, primarily the resident’s share of utilities expenses, incurred by the apartment community. Our operating leases with commercial tenants may provide that the tenant reimburse us for common area maintenance, real estate taxes, and other recoverable costs incurred by the commercial property.

As discussed further below, on January 1, 2019 we adopted the new leasing standard ASC 842, which amended the guidance in the former leasing standard, ASC 840. Prior to the adoption, we recognized rental revenue related to these leases, net of any concessions, on a straight-line basis over the term of the lease. Reimbursements are variable payments pursuant to the related lease and recognized as income when the utility expense is incurred.

With the adoption of ASC 842, we evaluated our revenue streams and concluded that residential and commercial reimbursements represent revenue attributable to nonlease components for which the timing and pattern of recognition is the same as the revenue for the lease components. We adopted the practical expedient that allows us to account for the lease and nonlease components as a single component. Reimbursements and the related expenses are presented on a gross basis in our combined statements of operations, with the reimbursements included in rental and other property revenues in our combined statements of operations. We recognize rental revenue attributed to lease components, net of any concessions, on a straight-line basis over the term of the lease. We recognize reimbursements in rental income in our combined statements of operations in the period the recoverable costs are incurred.

Debt Issuance Costs

We defer, as debt issuance costs, lender fees and other direct costs incurred in obtaining new financing and amortize the amounts over the terms of the related loan agreements. In connection with the modification of existing financing arrangements, we defer lender fees and amortize these costs and any unamortized debt issuance costs over the term of the modified loan agreement. Debt issuance costs associated with non-recourse property debt are presented as a direct deduction from the related liabilities in our combined balance sheets. When financing arrangements are repaid or otherwise extinguished prior to maturity, unamortized debt issuance costs are written off, additionally, any lender fees or other costs incurred in connection with the extinguishment are recognized as expense. Amortization and write-off of debt issuance costs and other extinguishment costs are included in interest expense in our combined statements of operations.

Depreciation and Amortization

Depreciation for all tangible assets is calculated using the straight-line method over their estimated useful lives. Acquired buildings and improvements are depreciated over a useful life based on the age, condition, and other physical characteristics of the asset. Furniture, fixtures, and equipment are generally depreciated over five years.

We depreciate capitalized costs using the straight-line method over the estimated useful life of the related improvement, which is generally five, 15, or 30 years. We also capitalize payroll and other indirect costs incurred in connection with preparing an asset for its intended use. These costs include corporate-level costs that clearly relate to the capital addition activities, which we allocate to the applicable assets. All capitalized payroll costs and indirect costs are allocated to capital additions proportionately based on direct costs and depreciated over the estimated useful lives of such capital additions.

Purchased equipment is recognized at cost and depreciated using the straight-line method over the estimated useful life of the asset, which is generally five years. Leasehold improvements are also recorded at cost and depreciated on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the related lease.

Certain homogeneous items that are purchased in bulk on a recurring basis, such as appliances, are depreciated using group methods that reflect the average estimated useful life of the items in each group. Except in the case of casualties, where the net book value of the lost asset is written off in the determination of casualty gains or losses, we generally do not recognize any loss in connection with the replacement of an existing community component because normal replacements are considered in determining the estimated useful lives used in connection with our composite and group depreciation methods.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 1994, and it intends to continue to operate in such a manner. Aimco’s current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Internal Revenue Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If Aimco qualifies for taxation as a REIT, it will generally not be subject to United States federal corporate income tax on its taxable income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if Aimco qualifies as a REIT, it may be subject to United States federal income and excise taxes in various situations, such as on undistributed income. Aimco also will be required to pay a 100% tax on any net income on non-arm’s length transactions between it and a TRS (described below) and on any net income from sales of apartment communities that were held for sale in the ordinary course. The state and local tax laws may not conform to the United States federal income tax treatment, and Aimco may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. Any taxes imposed on us reduce our operating cash flow and net income.

Certain of our operations or a portion thereof, including property management and risk management, are conducted through taxable REIT subsidiaries, which are subsidiaries of Aimco, and each of which we refer to as a TRS. A TRS is a subsidiary C-corporation that has not elected REIT status and, as such, is subject to United States federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain apartment communities.

For our TRS entities, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for United States federal income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We reduce deferred tax assets by recording a valuation allowance when we determine, based on available evidence, that it is more likely than not that the assets will not be realized. Please refer to Note 9 for further information about our income taxes.

Earnings per Share

We do not present earnings per share as common shares were not part of our capital structure for the periods presented.

Use of Estimates

Our combined financial statements have been prepared on a carve-out basis in accordance with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in the Current Year

Effective January 1, 2019, we adopted ASC 842 issued by the Financial Accounting Standards Board, or FASB. We elected to adopt the new standard using practical expedients that do not require a look back to expired or existing contracts for embedded leases, allow us to retain the classification of existing leases, and allow us to retain the previous accounting for the initial direct costs of existing leases. We also elected to use the practical expedient that allows us to combine revenue attributable to nonlease components with associated lease components where the timing and pattern of transfer of the components are the same. Under the new standard, a contract is or contains a lease when it provides the right to control the use of an asset for a period of time in exchange for consideration.

Lessor accounting remains largely unchanged other than how we recognize costs incurred to obtain leases. Under ASC 842, we defer leasing costs incremental to a lease that we would not have incurred if the contract had not been obtained. As a result of the practical expedient related to the combination of revenue from nonlease and lease components described above, we combined rent payments with payments for other services we provide to our residents, including reimbursement of utility expenses. We have adopted the standard using the optional transition method that allows for prior reporting periods to remain as originally presented.

Recent Accounting Pronouncements

In 2016, the FASB issued ASC 326, Financial Instruments-Credit Losses, which changes the method and timing of the recognition of credit losses on financial assets. The standard requires us to estimate and record credit losses over the life of a financial instrument, including receivables, at its inception. This credit loss standard is required to be applied using a modified-retrospective approach and requires a cumulative-effect adjustment to retained earnings be recorded as of the date of adoption. We adopted the standard effective January 1, 2020, and it did not have an impact on our financial position or results of operations.

Note 3 — Significant Transactions

Parkmerced Mezzanine Investment

On November 26, 2019, we loaned $275 million to the partnership that owns Parkmerced Apartments. The loan accrues interest at 10% per annum with a five-year term and the right to extend for a second five-year term. Our note is structurally subordinate to a five-year, $1.5 billion loan secured by a first lien to Parkmerced Apartments. Along with our mezzanine loan, we received a ten-year option to acquire a 30% interest in the partnership at a $1.0 million exercise price, increased by 30% of future capital spending to progress development and redevelopment of the partnership’s apartment homes. The existence of the option provides us with the opportunity to participate in residual profits of the partnership and in accordance with the acquisition, development, and construction guidance within ASC 310, Receivables, we account for this transaction under the equity method. Our investment balance, which represents our maximum exposure, is reflected in mezzanine investment in our combined balance sheets. Parkmerced Apartments is a 152-acre site in southwest San Francisco, currently improved with 3,221 rent-control apartment homes and the vested right to develop 4,093 new market-rate homes.

1001 Brickell Bay Drive Acquisition

On July 2, 2019, we acquired a 95% interest in 1001 Brickell Bay Drive, a 1.8-acre waterfront parcel in Miami, Florida, currently improved with an office building. The remaining 5% is held by an outside partner and is redeemable at the holder’s option for cash during a three-month exercise period, which begins on July 2, 2022. As the redemption of this put is not within our control, the noncontrolling interest is reflected in temporary equity in our combined balance sheets. Summarized information regarding this acquisition is set forth in the table below (in thousands):

Purchase price	$156,550
Capitalized transaction costs	2,403
Noncontrolling interests in consolidated real estate partnership (1)	8,250

Total consideration (2)	$167,203

Consideration allocated to building and improvements (3)	$156,609
Consideration allocated to land	149,422
Consideration allocated to intangible assets (4)	16,500
Consideration allocated to intangible liabilities (5)	(6,519)
Deferred tax liability assumed (6)	(148,809)

Total consideration	$167,203

(1)	Total consideration from non-controlling interests consists of a non-cash contribution of $4.9 million and $3.3 million representing the noncontrolling interest’s share of the debt assumed.
(2)	Total consideration includes $66.8 million of debt assumed.
(3)	Consideration allocated to building and improvements includes consideration allocated to acquired tenant improvements.
(4)	Intangible assets include in-place leases and leasing costs with a weighted-average term of 3.3 years, and above-market leases with a weighted-average term of 3.0 years.
(5)	Intangible liabilities include below-market leases with a weighted-average term of 4.0 years and the fair value adjustment on the assumed debt with a term of 6.4 years.
(6)

The deferred tax liability of $148.8 million resulted from the corporate structure used to complete the acquisition and is due to the difference between the purchase price determined in accordance with U.S. GAAP and the tax basis of the property.

Note 4 — Leases

The majority of payments we receive for our residential and commercial leases are fixed. We receive variable payments from our residents and commercial tenants primarily for reimbursements and other services. Our total lease income was comprised of the following amounts for all operating leases for the year ended December 31, 2019 (in thousands):

Fixed lease income	$133,180
Variable lease income	9,929

Total lease income	$143,109

In general, our commercial leases have options to extend for a certain period of time at the tenant’s option. Future minimum annual rental payments we will receive under commercial leases, excluding such extension options, are as follows as of December 31, 2019 (in thousands):

2020	$10,721
2021	9,523
2022	6,535
2023	4,445
2024	2,787
Thereafter	2,479

Total	$36,490

Generally, our residential leases do not provide extension options and, as of December 31, 2019, have an average remaining term of 8.6 months.

Note 5 — Related Party Transactions

Note Payable to AIR OP

AIR OP issued a note to New OP Predecessor during the year ended December 31, 2019, for which the principal amount due was $66.3 million as of December 31, 2019. The note has a stated interest rate of 6.5% with a current term to maturity of 4.8 years. During the year ended December 31, 2019, we incurred $0.8 million of interest on the note.

Expense Allocation

We have allocated from AIR Predecessor to New OP Predecessor certain expenses, including property operating expenses, depreciation and amortization, and general and administrative expenses, incurred at the corporate level that are attributable to New OP Predecessor on a carve-out basis. Expenses allocated for the years ended December 31, 2019, 2018, and 2017, were $9.5 million, $7.6 million, and $7.1 million, respectively. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on our relative share of total gross potential revenue of AIR Predecessor, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR Predecessor, which we believe to be reasonable methodologies. These allocated expenses are centralized corporate costs attributable to AIR Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations.

Insurance

AIR Predecessor maintains insurance coverages to insure our communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, AIR Predecessor has third-party insurance coverage (after self-insured retentions) that defray the costs of large workers’ compensation, health, and general liability exposures. Insurance premiums are allocated to our communities based on estimates prepared by a third party insurance broker. The estimates are based on prevailing market rates, age, building characteristics, loss history, location, and concentration of the property.

Related Party Property Management Agreements

AIR Predecessor provides us with property management services for our communities.

For the years ended December 31, 2019, 2018, and 2017, we incurred property management fees payable to AIR Predecessor of $7.5 million, $7.0 million, and $6.7 million, respectively. Property management fees are included in property operating expenses in our combined statements of operations.

Cash Management

During these periods, AIR Predecessor used a centralized approach for cash management. Transfers of cash both to and from AIR Predecessor are included within change in AIR Predecessor investment, net, on the combined statements of cash flows and contribution from (distribution to) AIR Predecessor, net, on the combined statements of partners’ capital. Historically, AIR Predecessor has not charged us interest expense.

Note 6 — Variable Interest Entities

Generally, a variable interest entity, or VIE, is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A limited partnership is considered a VIE when the majority of the limited partners unrelated to the general partner possess neither the right to remove the general partner without cause, nor certain rights to participate in the decisions that most significantly affect the financial results of the partnership. In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; and the similarity with and significance to our business activities and the business activities of the other investors. Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.

The VIE we consolidate owns an interest in real estate. We are the primary beneficiary for the VIE because we are the sole decision maker and have a substantial economic interest. We have five unconsolidated VIEs for which we are not the primary beneficiary because we are not the decision maker and we do not hold a substantial economic interest.

The details of our consolidated and unconsolidated VIEs are summarized in the table below as of December 31, 2019 and 2018 (in thousands, except for VIE count).

	December 31, 2019		December 31, 2018
	Consolidated	Unconsolidated	Consolidated	Unconsolidated
Count of VIEs	1	5	—	4
Assets:
Real estate, net	$299,387	$—	$—	$—
Mezzanine investment	—	280,258	—	—
Other assets	14,645	12,741	—	12,650
Liabilities:
Note payable due to AIR OP	66,295	—	—	—
Deferred tax liability	143,934	—	—	—
Accrued liabilities and other	8,873	—	—	—

Assets of our consolidated VIE must first be used to settle the liabilities of the VIE. The consolidated VIE’s creditors do not have recourse to our general credit.

Unconsolidated VIEs

We own an interest in four apartment communities in San Diego, California, of which we are not the primary beneficiary. Our investment balance of $12.7 million as of December 31, 2019 and 2018, reflected in other assets in our combined balance sheets, represents our maximum exposure to loss in these VIEs.

We own an interest in a partnership that owns Parkmerced Apartments, of which we are not the primary beneficiary. Our investment balance of $280.3 million as of December 31, 2019, reflected in mezzanine investment in our combined balance sheets, primarily consists of notes receivable and represents our maximum exposure to loss in this VIE. Please refer to Note 7 to the combined financial statements regarding the financial information of the Parkmerced Apartments during the period of our investment.

Note 7 — Equity Method Investment

On November 26, 2019, the date that we entered into the mezzanine investment, the Parkmerced Apartments was appraised at $2.1 billion. The following table provides summarized balance sheet information of the Parkmerced Apartments, which we have reflected as a mezzanine investment in our consolidated balance sheets, as of December 31, 2019 (in thousands):

December 31, 2019
ASSETS:
Real estate, net	$580,242
Cash and cash equivalents	25,078
Restricted cash	917
Other assets	22,510
LIABILITIES AND EQUITY:
Notes payable, net	1,545,587
Other liabilities	15,149

Equity	(931,989)

The following table provides summarized statement of operations information of the Parkmerced Apartments for the period from the date of our investment, November 26, 2019, through December 31, 2019 (in thousands):

REVENUES:
Rental and other property revenues	$10,089

OPERATING EXPENSES:
Property operating expenses	4,365
Depreciation and amortization	2,116
General and administrative expenses	1,250
Total operating expenses	7,731

Interest expense	(9,657)
Other income, net	2,920

Net loss	$(4,379)

The following table provides summarized statement of cash flow information of the Parkmerced Apartments for the period from the date of our investment, November 26, 2019, through December 31, 2019 (in thousands):

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(12,869)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of improvements, furniture, fixtures, and equipment	(986)

Net cash used in investing activities	$(986)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage note payable	1,500,000
Proceeds from mezzanine note payable	275,000
Payments of mortgage financing costs	(146,250)
Payment of interest rate swap	(15,900)
Repayment of mortgage note payable	(450,000)
Repayment of mezzanine notes payable	(1,047,927)
Distributions	(98,777)

Net cash provided by investing activities	$16,146
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2,291
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	23,704

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$25,995

Note 8 — Non-Recourse Property Debt

We finance apartment communities in our portfolio primarily using property-level, non-recourse, long-dated, fixed-rate, amortizing debt. The following table summarizes non-recourse property debt related to assets classified as held for use as of December 31, 2019 and 2018 (dollars in thousands):

				Outstanding Balance as of December 31,
	Latest Maturity Date	Interest Rate Range	Weighted- Average Interest Rate	2019	2018
Fixed-rate property debt	November 22, 2032	1.00% to 6.79%	3.67%	$438,886	$367,524
Variable-rate property debt	December 31, 2023	2.90%	2.90%	55,000	55,000

Total non-recourse property debt				$493,886	$422,524

Assumed debt fair value adjustment, net of accumulated amortization				2,153	—
Debt issuance costs, net of accumulated amortization				(3,401)	(2,310)

Non-recourse property debt, net				$492,638	$420,214

Principal and interest on our non-recourse property debt are generally payable monthly. As of December 31, 2019, our property debt was secured by 16 apartment communities that had an aggregate net book value of $492.0 million.

These debt instruments contain no financial covenants.

As of December 31, 2019, the scheduled principal amortization and maturity payments for the non-recourse property debt were as follows (in thousands):

	Amortization	Maturities	Total
2020	$10,303	$—	$10,303
2021	10,441	22,825	33,266
2022	9,510	59,408	68,918
2023	8,837	59,968	68,805
2024	7,106	63,145	70,251
Thereafter	24,698	217,645	242,343

Total	$70,895	$422,991	$493,886

Note 9 — Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of our taxable entities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	December 31,
	2019	2018
Deferred tax liabilities:
Real estate and real estate partnership basis differences	$148,842	$5,803
Deferred tax assets:
Management contracts and other	615	1,063
Net operating, capital, and other loss carryforwards	—	19

Net deferred tax liability	$(148,227)	$(4,721)

During the year ended December 31, 2019, we recognized a $148.8 million deferred tax liability in connection with the acquisition of 1001 Brickell Bay Drive, as discussed in Note 3.

Our policy is to include any interest and penalties related to income taxes within the income tax line item in our combined statements of operations.

Significant components of the income tax benefit are as follows and are classified within income tax benefit in our combined statements of operations for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	2019	2018	2017
Current:
Federal	$1,313	$—	$—
State	536	284	227

Total current	1,849	284	227

Deferred:
Federal	(4,658)	16	(518)
State	(492)	(39)	(46)
Revaluation of deferred taxes due to change in tax rate	—	—	(2,862)

Total deferred	(5,150)	(23)	(3,426)

Total (benefit) expense	$(3,301)	$261	$(3,199)

Combined income or loss subject to tax consists of pretax income or loss of our taxable entities. For the years ended December 31, 2019, 2018, and 2017, we had combined net loss subject to tax of $7.5 million, combined net income subject to tax of $0.1 million, and combined net loss subject to tax of $1.5 million, respectively. Net loss subject to tax for the year ended December 31, 2019, included a $7.5 million net loss which was attributable to a foreign subsidiary.

The reconciliation of income tax attributable to operations computed at the United States statutory rate to income tax benefit for the year ended December 31, 2019 is shown below (dollars in thousands):

	2019		2018		2017
	Amount	Percent	Amount	Percent	Amount	Percent
Tax (benefit) expense at United States statutory rates on combined income or loss subject to tax	$(1,582)	21.0%	$16	21.0%	$(518)	35.0%
United States branch profits tax on losses of a foreign subsidiary	(1,779)	23.6%	—	—%	—	—%
State income tax expense, net of federal tax benefit	34	(0.5%)	245	326.6%	181	(12.2% )
Tax reform revaluation (1)	—	—%	—	—%	(2,862)	193.5%
Other	26	(0.3%)	—	—%	—	—%

Total income tax (benefit) expense	$(3,301)	43.8%	$261	347.6%	$(3,199)	216.3%

(1)

Reflects revaluation of deferred tax assets and liabilities using the TRS entities’ lower effective tax rates resulting from the 2017 Act. Accounting for the tax effects of enactment of the 2017 Act was finalized during the year ended December 31, 2018.

Income taxes paid totaled approximately $1.8 million, $0.3 million, and $0.2 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Note 10 — Fair Value Measurements

Recurring Fair Value Measurements

There were no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018.

Fair Value Disclosures

We believe that the carrying value of the combined amounts of cash and cash equivalents, accounts receivables and payables approximated their fair value as of December 31, 2019 and 2018, due to their relatively short-term nature and high probability of realization. The carrying amount of the note payable due to AIR OP approximated its carrying value as of December 31, 2019. We estimate the fair value of our non-recourse property debt and note payable due to AIR OP using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality and loan to value ratios on similarly encumbered apartment communities within our portfolio. We classify the fair value of our non-recourse property debt and note payable due to AIR OP within Level 2 of the GAAP valuation hierarchy based on the significance of certain of the unobservable inputs used to estimate its fair value.

The following table summarizes carrying value and fair value of our non-recourse property debt as of December 31, 2019 and 2018 (in thousands):

	As of December 31,
	2019		2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse property debt	$493,886	$499,841	$422,524	$421,305

Note 11 — Commitments and Contingencies

Commitments

In connection with our redevelopment and other capital activities, we have entered into various construction-related contracts and we have made commitments to complete certain projects. As of December 31, 2019, our commitments related to these projects totaled approximately $1.0 million, most of which we expect to incur during the next 12 months.

We enter into certain commitments for future purchases of goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our combined financial condition, results of operations, or cash flows.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

We are engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by us since 2008. The contamination allegedly derives from a dry cleaner that operated on our former property, prior to our ownership. We undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, EPA listed our former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, we prevailed on our federal judicial appeal vacating the Superfund listing. We continue to work with EPA to formulate a scope of work and agreed order to finish clean up of the site outside the Superfund program. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We also have a contingent environmental liability related to a property in Lake Tahoe, California. An entity owned by us was the former general partner of a now-dissolved partnership that previously owned a site where a laundromat, with a self-service dry-cleaning machine, operated. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially-responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. We appealed the final order, and on June 1, 2020, the court vacated the Order against us.

However, there are still civil suits pending related to this contingent liability. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Related to the two matters described above, we have accrued $7.8 million as of December 31, 2019, which is presented within accrued liabilities and other in our combined balance sheets.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of December 31, 2019, are immaterial to our combined financial condition, results of operations, and cash flows.

Note 12 — Business Segments

We evaluated the information reviewed by our chief executive officer, who is our chief operating decision maker, to assess our operating performance. We have determined we have three segments: Stabilized, Separate Portfolio, and Other. Our Stabilized segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Our Separate Portfolio segment consists of multi-family communities we expect to secure $534 million of notes payable due to AIR. Our Other segment consists of 1001 Brickell Bay Drive, our only commercial real estate property.

Our chief operating decision maker uses proportionate property net operating income to assess the operating performance of our segments. Proportionate property net operating income is defined as our share of rental and other property revenues, excluding utility costs reimbursed by residents and tenants, less our share of property operating expenses, net of utility reimbursements, for combined communities. In our combined statements of operations, utility reimbursements are included in rental and other property revenues, in accordance with GAAP.

As of December 31, 2019, our Stabilized segment included seven combined communities with 3,140 apartment homes, our Separate Portfolio segment included 16 communities with 2,887 apartment homes, and our Other segment included one office building.

The following tables present the revenues, proportionate property net operating income, and income before income tax benefit (expense) of our segments on a proportionate basis, excluding amounts related to our proportionate share of four apartment communities with 142 apartment homes that we neither manage nor consolidate and one community with 40 homes that we consolidate but do not manage, for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	Stabilized	Separate Portfolio	Other	Proportionate and Other Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Combined
Year ended December 31, 2019:
Rental and other property revenues	$64,267	$67,079	$6,888	$5,458	$—	$143,692

Property operating expenses	20,520	22,442	1,931	5,202	7,446	57,541
Other operating expenses not allocated to segments (2)	—	—	—	—	71,092	71,092

Total operating expenses	20,520	22,442	1,931	5,202	78,538	128,633

Proportionate property net operating income	43,747	44,637	4,957	256	(78,538)	15,059
Other items included in income before income tax benefit (3)	—	—	—	—	(18,247)	(18,247)

Loss before income tax benefit	$43,747	$44,637	$4,957	$256	$(96,785)	$(3,188)

	Stabilized	Separate Portfolio	Other	Proportionate and Other Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Combined
Year ended December 31, 2018:
Rental and other property revenues	$62,059	$65,309	$—	$4,795	$—	$132,163

Property operating expenses	20,783	20,995	—	4,795	6,979	53,552
Other operating expenses not allocated to segments (2)	—	—	—	—	55,141	55,141

Total operating expenses	20,783	20,995	—	4,795	62,120	108,693

Proportionate property net operating income	41,276	44,314	—	—	(62,120)	23,470
Other items included in income before income tax expense (3)	—	—	—	—	(19,798)	(19,798)

Income before income tax expense	$41,276	$44,314	$—	$—	$(81,918)	$3,672

	Stabilized	Separate Portfolio	Other	Proportionate and Other Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Combined
Year ended December 31, 2017:
Rental and other property revenues	$59,625	$63,504	$—	$4,484	$—	$127,613

Property operating expenses	19,942	20,475	—	4,484	6,829	51,730
Other operating expenses not allocated to segments (2)	—	—	—	—	49,464	49,464

Total operating expenses	19,942	20,475	—	4,484	56,293	101,194

Proportionate property net operating income	39,683	43,029	—	—	(56,293)	26,419
Other items included in income before income tax benefit (3)	—	—	—	—	(24,419)	(24,419)

Income before income tax benefit	$39,683	$43,029	$—	$—	$(80,712)	$2,000

(1)

Represents adjustments for the redeemable noncontrolling interests in consolidated real estate partnership’s share of the results of combined communities in our segments, which are included in the related combined amounts, but excluded from proportionate property net operating income for our segment evaluation. Also includes the reclassification of utility reimbursements from revenues to property operating expenses for the purpose of evaluating segment results. Utility reimbursements are included in rental and other property revenues in our combined statements of operations prepared in accordance with GAAP.

(2)

Other operating expenses not allocated to segments consists of depreciation and amortization, general and administrative expense, and other operating expenses which may include provision for real estate impairment loss, which are not included in our measure of segment performance.

(3)

Other items included in income before income tax benefit (expense) consists primarily of interest expense for the years ended December 31, 2019, 2018, and 2017, and mezzanine investment income, net, for the year ended December 31, 2019.

Net real estate and non-recourse property debt, net, of our segments as of December 31, 2019 and 2018 were as follows (in thousands):

	Stabilized	Separate Portfolio	Other	Total
As of December 31, 2019:
Buildings and improvements	$273,966	$505,547	$158,019	$937,532
Land	190,878	107,580	149,422	447,880

Total real estate	464,844	613,127	307,441	1,385,412
Accumulated depreciation	(171,569)	(269,821)	(8,054)	(449,444)

Net real estate	$293,275	$343,306	$299,387	$935,968

Non-recourse property debt, net	$233,312	$259,326	$—	$492,638

	Stabilized	Separate Portfolio	Other	Total
As of December 31, 2018:
Buildings and improvements	$264,002	$491,128	$—	$755,130
Land	190,879	107,580	—	298,459

Total real estate	454,881	598,708	—	1,053,589
Accumulated depreciation	(157,384)	(240,916)	—	(398,300)

Net real estate	$297,497	$357,792	$—	$655,289

Non-recourse property debt, net	$151,193	$269,021	$—	$420,214

Note 13 — Subsequent Events

COVID-19

In December 2019, COVID-19 was first identified during an investigation into an outbreak in Wuhan, China. The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. The outbreak of the COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. Many states and local jurisdictions have reacted by instituting a wide variety of measures including states of emergency, mandatory quarantines, required business and school closures, implementing “shelter in place” orders, and restricting travel. In addition, many cities and states have enacted, or are considering enacting, protections for residents and commercial tenants, including government mandated rent delays, other abatement measures or concessions, and prohibitions on lease terminations or evictions for tenants. Many experts predict that the outbreak will trigger a period of material global economic slowdown or a global recession.

We will continue to monitor impairments of our real estate assets, impairment of our mezzanine loan investment, and estimates of bad debt on rental income. The unknown duration of the pandemic, any limitations that prevent us from enforcing our legal right, and the resulting economy are expected to likely result in increased bad debt and lower occupancy, negatively impacting our results. We will continue to monitor the collectability of all unpaid commercial rent obligations and may be required to make further write-offs in the future. Additionally, we will continue to monitor economic and market conditions and provide no assurance that a prolonged recession will not result in a non-cash impairment loss in the future.

On April 10, 2020, the FASB issued a Staff Q&A to respond to some frequently asked questions about accounting for lease concessions, including deferrals or reductions of future lease payments. Consequently, in accordance with the Staff Q&A issued by the FASB, we may elect to not follow lease modification accounting for concessions related to the effects of the COVID-19 pandemic. We are currently working with tenants impacted by the COVID-19 pandemic and will continue to evaluate the accounting impact of future lease concessions.

Interest Rate Option

In June 2020, we paid an upfront premium of $12.1 million for the option to enter into an interest rate swap at a future date. This interest rate option, or swaption, provides partial protection against our refinancing interest rate risk and is intended to mitigate interest rate increases between now and 2024. We receive a cash settlement in the future if the prevailing interest rate is higher than the 1.68% strike price. The amount of future cash settlement is limited if the prevailing interest rate exceeds 2.78%. Alternatively, if interest rates were to decrease below the specified strike price, we would not receive a cash settlement. The cumulative unrealized loss on our interest rate option was $2.1 million as of September 30, 2020.

Apartment Community Acquisition

On August 25, 2020, we acquired for $89.6 million Hamilton on the Bay, an apartment community located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes.

NEW OP PREDECESSOR

SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2019

(In Thousands Except Apartment Home Data)

Apartment Community Name	Apartment Type	(1) Date Acquired	Location	Year Built	Apartment Homes			(2) Cost Capitalized Subsequent to Acquisition	As of December 31, 2019
						Initial Cost			Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances
						Land	Buildings and Improvements
Stabilized:
Bluffs at Pacifica, The	Garden	Oct 2006	Pacifica, CA	1963	64	$8,108	$4,132	$17,349	$8,108	$21,481	$29,589	$(11,400)	$18,189	$—
Royal Crest Estates	Garden	Aug 2002	Warwick, RI	1972	492	22,433	24,095	6,736	22,433	30,831	53,264	(21,454)	31,810	—
Royal Crest Estates	Garden	Aug 2002	Nashua, NH	1970	902	68,230	45,562	16,865	68,230	62,427	130,657	(44,966)	85,691	70,299
Royal Crest Estates	Garden	Aug 2002	Marlborough, MA	1970	473	25,178	28,786	15,100	25,178	43,886	69,064	(29,314)	39,750	62,074
St. George Villas	Garden	Jan 2006	St. George, SC	1984	40	108	1,024	419	108	1,443	1,551	(1,290)	261	292
Waterford Village	Garden	Aug 2002	Bridgewater, MA	1971	588	29,110	28,101	11,636	29,110	39,737	68,847	(29,186)	39,661	34,464
Wexford Village	Garden	Aug 2002	Worcester, MA	1974	264	6,349	17,939	5,183	6,349	23,122	29,471	(14,281)	15,190	—
Yacht Club at Brickell	High Rise	Dec 2003	Miami, FL	1998	357	31,362	32,214	18,825	31,362	51,039	82,401	(19,678)	62,723	66,051

Total Stabilized					3,180	$190,878	$181,853	$92,113	$190,878	$273,966	$464,844	$(171,569)	$293,275	$233,180
Separate Portfolio:
173 E. 90th Street	High Rise	May 2004	New York, NY	1910	72	$12,066	$4,535	$8,827	$12,066	$13,362	$25,428	$(4,667)	$20,761	$—
237-239 Ninth Avenue	High Rise	Mar 2005	New York, NY	1900	36	8,495	1,866	3,132	8,495	4,998	13,493	(3,166)	10,327	5,438
1045 on the Park Apartments Homes	Mid Rise	Jul 2013	Atlanta, GA	2012	30	2,793	6,662	819	2,793	7,481	10,274	(1,739)	8,535	—
118-122 West 23rd Street	High Rise	Jun 2012	New York, NY	1987	42	14,985	23,459	6,914	14,985	30,373	45,358	(10,461)	34,897	16,999
2200 Grace	Mid Rise	Dec 1999	Lombard, IL	1971	72	642	7,788	294	642	8,082	8,724	(4,549)	4,175	7,448
2900 on First Apartments	Mid Rise	Oct 2008	Seattle, WA	1989	135	19,070	17,518	34,356	19,070	51,874	70,944	(29,578)	41,366	13,594
Bank Lofts	High Rise	Apr 2001	Denver, CO	1920	125	3,525	9,045	5,797	3,525	14,842	18,367	(8,109)	10,258	10,218
Cedar Rim	Garden	Apr 2000	Newcastle, WA	1980	104	761	5,218	13,873	761	19,091	19,852	(14,179)	5,673	—
Elm Creek	Mid Rise	Dec 1997	Elmhurst, IL	1987	400	5,910	30,830	32,788	5,910	63,618	69,528	(35,969)	33,559	50,296
Evanston Place	High Rise	Dec 1997	Evanston, IL	1990	190	3,232	25,546	16,703	3,232	42,249	45,481	(20,982)	24,499	—
Hillmeade	Garden	Nov 1994	Nashville, TN	1986	288	2,872	16,070	22,103	2,872	38,173	41,045	(22,434)	18,611	26,756
Hyde Park Tower	High Rise	Oct 2004	Chicago, IL	1990	155	4,731	14,927	16,765	4,731	31,692	36,423	(11,613)	24,810	12,301
Pathfinder Village	Garden	Jan 2006	Fremont, CA	1973	246	19,595	14,838	20,707	19,595	35,545	55,140	(17,480)	37,660	55,000
Plantation Gardens	Garden	Oct 1999	Plantation ,FL	1971	372	3,773	19,443	25,547	3,773	44,990	48,763	(28,766)	19,997	—
Willow Bend	Garden	May 1998	Rolling Meadows, IL	1969	328	2,717	15,437	20,130	2,717	35,567	38,284	(24,855)	13,429	32,489
Yorktown Apartments	High Rise	Dec 1999	Lombard, IL	1971	292	2,413	10,374	53,236	2,413	63,610	66,023	(31,274)	34,749	30,167

Total Separate Portfolio					2,887	$107,580	$223,556	$281,991	$107,580	$505,547	$613,127	$(269,821)	$343,306	$260,706
Other:
1001 Brickell	High Rise	Jul 2019	Miami, FL	1985	—	$149,422	$152,791	$5,228	$149,422	$158,019	$307,441	$(8,054)	$299,387	$—

Total Portfolio					6,067	$447,880	$558,200	$379,332	$447,880	$937,532	$1,385,412	$(449,444)	$935,968	$493,886

F-27

(1)	Date we acquired the apartment community or first acquired the partnership that owns the community.
(2)	Includes costs capitalized since acquisition or date of initial acquisition of the community.
(3)	The aggregate cost of land and depreciable property for federal income tax purposes was approximately $484 million as of December 31, 2019.
(4)	Depreciable life for buildings and improvements ranges from five to 30 years and is calculated on a straight-line basis.
(5)	Encumbrances are presented before reduction for debt issuance costs and the impact of assumed debt fair value adjustment.

NEW OP PREDECESSOR

SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
Total real estate balance at beginning of year	$1,053,589	$1,029,066	$998,925
Additions during the year:
Acquisitions	302,213	—	—
Capital additions	37,327	38,002	50,014
Write-offs of fully depreciated assets and other	(7,717)	(13,479)	(19,873)

Total real estate balance at end of year	$1,385,412	$1,053,589	$1,029,066

Accumulated depreciation balance at beginning of year	$398,300	$364,799	$342,741
Depreciation	58,436	46,816	41,615
Write-offs of fully depreciated assets and other	(7,292)	(13,315)	(19,557)

Accumulated depreciation balance at end of year	$449,444	$398,300	$364,799

NEW OP PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2020 and December 31, 2019

(In thousands)

(Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Buildings and improvements	$964,577	$937,532
Land	504,728	447,880

Total real estate	1,469,305	1,385,412
Accumulated depreciation	(478,039)	(449,444)

Net real estate	991,266	935,968
Cash and cash equivalents	4,531	5,403
Restricted cash	4,635	4,717
Mezzanine investment	300,326	280,258
Other assets	42,050	33,779

Total assets	$1,342,808	$1,260,125

LIABILITIES AND PARTNERS’ CAPITAL
Non-recourse property debt, net	$449,695	$492,638
Note payable due to AIR OP	66,295	66,295
Deferred tax liability	140,907	148,227
Accrued liabilities and other	34,809	34,685

Total liabilities	691,706	741,845

Redeemable noncontrolling interests in consolidated real estate partnership	4,371	4,720
Commitments and contingencies (Note 8)
Partners’ capital:
Partners’ capital attributable to New OP Predecessor	646,619	513,452
Noncontrolling interests in consolidated real estate partnership	112	108

Total partners’ capital	646,731	513,560

Total liabilities and partners’ capital	$1,342,808	$1,260,125

See notes to the condensed combined financial statements.

NEW OP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
REVENUES:
Rental and other property revenues	$112,802	$105,491

OPERATING EXPENSES:
Property operating expenses	45,822	42,489
Depreciation and amortization	57,673	44,695
General and administrative expenses	4,939	4,975

Total operating expenses	108,434	92,159

Interest income	14	23
Interest expense	(18,563)	(12,982)
Mezzanine investment income, net	20,553	—
Unrealized loss on interest rate option	(2,078)	—
Income from unconsolidated real estate partnerships	629	723
Other expenses, net	(1,987)	(1,520)

Income (loss) before income tax benefit	2,936	(424)
Income tax benefit	6,728	1,806

Net income	9,664	1,382
Net income attributable to redeemable noncontrolling interests in consolidated real estate partnership	349	144
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnership	(4)	16

Net income attributable to New OP Predecessor	$10,009	$1,542

See notes to the condensed combined financial statements.

NEW OP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF PARTNERS’ CAPITAL

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Partners’ Capital attributable to New OP Predecessor	Noncontrolling Interests in Consolidated Real Estate Partnership	Total Partners’ Capital
Balances at December 31, 2018	$227,353	$123	$227,476
Net income (loss)	1,542	(16)	1,526
Contributions from AIR Predecessor, net	68,106	—	68,106

Balances at September 30, 2019	$297,001	$107	$297,108

Balances at December 31, 2019	$513,452	$108	$513,560
Net income	10,009	4	10,013
Contributions from AIR Predecessor, net	123,158	—	123,158

Balances at September 30, 2020	$646,619	$112	$646,731

See notes to the condensed combined financial statements.

NEW OP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,664	$1,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,673	44,695
Income from unconsolidated real estate partnerships	(629)	(723)
Income tax benefit	(6,728)	(1,806)
Amortization of debt issuance costs and other	335	314
Changes in operating assets and operating liabilities:
Accounts receivable and other assets	(20,192)	3,122
Accounts payable, accrued liabilities and other	1,209	1,395

Total adjustments	31,668	46,997

Net cash provided by operating activities	41,332	48,379

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of real estate	(92,286)	(95,895)
Capital expenditures	(15,317)	(31,522)
Other investing activities	(38)	—

Net cash used in investing activities	(107,641)	(127,417)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from non-recourse property debt	—	62,480
Principal repayments on non-recourse property debt	(42,816)	(49,920)
Payment for interest rate option and related transaction costs	(12,245)	—
Prepayment penalty	(1,383)	(848)
Change in AIR Predecessor investment, net	122,265	68,396
Contribution from noncontrolling interests in real estate partnerships	—	4,911
Other financing activities	(466)	(376)

Net cash provided by financing activities	65,355	84,643
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(954)	5,605
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	10,120	4,805

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$9,166	$10,410

See notes to the condensed combined financial statements.

NEW OP PREDECESSOR

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 1 — Organization

On September 14, 2020, Apartment Investment and Management Company (“Aimco”) announced a Board-led plan, informed by active and regular engagement with stockholders, to reduce financial risk and execution risk, and to increase shareholder value by division of the Aimco business between two public entities. The general partner of AIMCO Properties, L.P. (“AIR OP”) will create Aimco OP L.P. (“New OP”), and Aimco will create Apartment Income REIT Corp. (“AIR”), by separating assets representing approximately 10% of the total estimated fair value, as of March 31, 2020, of Aimco (the “Separation”). The Separation will result in two, focused and independent companies: (i) Aimco, which will own New OP, with assets approximating 10% of Aimco’s estimated fair value; and (ii) AIR, which will own AIR OP, with assets approximating 90% of Aimco’s estimated fair value.

Following the completion of the Separation, New OP expects to retain the redevelopment and development business, 25 consolidated communities, including 16 multifamily communities securing $534 million of notes payable due to AIR, and four non-100% owned communities that we do not consolidate. In addition, we expect to hold non-traditional assets such as other investments including 1001 Brickell Bay Drive and our loan to, and equity option in, the partnership that owns Parkmerced Apartments.

All references to “we,” “us,” and “our,” refer to New OP Predecessor and its combined communities and investments.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements represent the financial position and results of operations of the New OP Predecessor Properties that have historically been under common control of AIR Predecessor, as Aimco exists prior to the spin-off. The combined financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations. The combined financial statements reflect our historical financial position, results of operations, and cash flows in conformity with U.S. GAAP. The operations of New OP Predecessor are presented for all historical periods described and at the carrying value of such assets and liabilities reflected in AIR Predecessor’s books and records. All significant intercompany balances have been eliminated in combination.

Our combined financial statements include two variable interest entities, or VIEs, in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

All transactions between New OP Predecessor and AIR Predecessor are settled through partners’ capital in the combined financial statements at the time the transaction is recorded. The settlement of these transactions is reflected as contributions from and distributions to AIR Predecessor in the combined statements of changes in partners’ capital and change in AIR Predecessor investment, net, in the combined statements of cash flows as a financing activity.

Allocations

The combined statements of operations include allocations of general and administrative expenses from AIR Predecessor as discussed in Note 3. Both we and AIR Predecessor consider the basis on which expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. However, the allocations may not include all of the actual expenses that we would have been incurred and may not reflect our combined results of operations, financial position, and cash flows had it been a stand-alone company during the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, AIR, through its subsidiaries, will provide New OP with certain property management and other services, and we will perform certain functions using our own resources or purchase services from third parties.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interest consists of equity interests held by a limited partner in a consolidated real estate partnership that has a finite life. We generally attribute to noncontrolling interests their share of income or loss of consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity accounts.

If a real estate partnership includes redemption rights that are not within our control, the noncontrolling interest is included as temporary equity. If the redemption right is not currently redeemable but probable of being redeemable in the future, changes in redemption value are recognized each quarter with the change in value being reflected in additional paid-in-capital.

The following table represents a reconciliation of our redeemable noncontrolling interests in a real estate partnership during the nine months ended September 30, 2020 (in thousands):

Balance at December 31, 2019	$4,720
Net loss	(349)

Balance at September 30, 2020	$4,371

Equity Method Investments

We own general and limited partner interests in partnerships that either directly, or through interests in other real estate partnerships, own apartment communities. We generally account for investments in real estate partnerships that we do not consolidate under the equity method. Under the equity method, we recognize our share of the earnings or losses of the entity for the periods presented, inclusive of our share of any impairments and disposition gains or losses recognized by and related to such entities, and we present such amounts within income from unconsolidated real estate partnerships in our consolidated statements of operations.

The excess of our cost of the acquired partnership interests over our share of the partners’ equity or deficit is generally ascribed to the fair values of land and buildings owned by the partnerships. We amortize the excess cost ascribed to the buildings over the related estimated useful lives. Such amortization is recorded as an adjustment of the amounts of earnings or losses we recognize from such unconsolidated real estate partnerships.

We may also originate loans for real estate acquisitions or developments where we either expect, or have the opportunity, to participate in the residual profits from such projects. When the risks and rewards of these arrangements are similar to an equity investor or joint venture partner, we account for these arrangements as real estate investments using the equity method of accounting. We recognize as income changes in our share of net assets, adjusted for any basis differential, in mezzanine investment income, net, in our combined statements of operations.

We assess the recoverability of our equity method investments if there are indicators of potential impairment. During the nine months ended September 30, 2020 and September 30, 2019 we did not recognize any impairments.

Revenue from Leases

We are a lessor for residential and commercial leases. Our operating leases with residents may provide that the resident reimburse us for certain costs, primarily the resident’s share of utilities expenses, incurred by the apartment community. Our operating leases with commercial tenants may provide that the tenant reimburse us for common area maintenance, real estate taxes, and other recoverable costs incurred by the commercial property. These residential and commercial reimbursements represent revenue attributable to nonlease components for which the timing and pattern of recognition is the same as the revenue for the lease components. We adopted the practical expedient that allows us to account for the lease and nonlease components as a single component. Reimbursements and the related expenses are presented on a gross basis in our combined statements of operations, with the reimbursements included in rental and other property revenues in our combined statements of operations. We recognize rental revenue attributed to lease components, net of any concessions, on a straight-line basis over the term of the lease. We recognize reimbursements in rental income in the period the recoverable costs are incurred.

Our total lease income was comprised of the following amounts for all operating leases for the nine months ended September 30, 2020, and 2019 (in thousands):

	Nine months ended September 30,
	2020	2019
Fixed lease income	$104,737	$97,959
Variable lease income	7,803	7,246

Total lease income	$112,540	$105,205

Use of Estimates

Our combined financial statements have been prepared on a carve-out basis in accordance with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in the Current Year

In 2016, the FASB issued ASC 326, Financial Instruments-Credit Losses, which changes the method and timing of the recognition of credit losses on financial assets. The standard will require us to estimate and record credit losses over the life of a financial instrument, including receivables, at its inception. This credit loss standard is required to be applied using a modified-retrospective approach and requires a cumulative-effect adjustment to retained earnings be recorded as of the date of adoption. We adopted the standard effective January 1, 2020, and it did not have an impact on our financial position or results of operations.

Note 3 — Significant Transactions

Acquisition of Hamilton on the Bay

On August 25, 2020, we acquired Hamilton on the Bay, an apartment community and an adjacent land parcel located in Miami, Florida. Summarized information regarding this acquisition is set forth in the table below (in thousands):

Number of apartment homes	271
Purchase price	$89,600
Capitalized transaction costs	2,506

Total consideration	$92,106

Consideration allocated to land	$56,251
Consideration allocated to building and improvements	34,645
Consideration allocated to intangible assets (1)	1,506
Consideration allocated to below-market lease liabilities (2)	(296)

Total consideration	$92,106

(1)	Intangible assets include in-place leases and leasing costs with a weighted-average term of 0.5 years.
(2)	Below-market leases have a weighted-average term of 0.8 years.

Note 4 — Related Party Transactions

Note Payable to AIR OP

AIR OP issued a note to New OP Predecessor during the year ended December 31, 2019, for which the principal amount due was $66.3 million as of September 30, 2020. The note has a stated interest rate of 6.5% with a current term to maturity of 4.1 years. During the nine months ended September 30, 2020, we incurred $3.3 million of interest on the note. There was no interest incurred on the note during the nine months ended September 30, 2019.

Lease Agreement with AIR Predecessor

During the nine months ended September 30, 2020, AIR Predecessor entered into a lease agreement with 1001 Brickell Bay Drive for office space. The lease term is 37 months, and revenue associated with the lease is recognized on a straight-line basis in rental and other property revenues in our combined statements of operations.

Expense Allocation

We have allocated from AIR Predecessor to New OP Predecessor certain expenses, including property operating expenses, depreciation and amortization, and general and administrative expenses, incurred at the corporate level that are attributable to New OP Predecessor on a carve-out basis. Expenses allocated for the nine months ended September 30, 2020 and 2019 were $6.5 million and $6.7 million, respectively. Depending on the nature of the expense, we have allocated it to New OP Predecessor based on our relative share of total gross potential revenue of AIR Predecessor, and the relative gross asset value of New OP Predecessor communities as compared to the total gross asset value of all communities held by AIR Predecessor, which we believe to be reasonable methodologies. These allocated expenses are centralized corporate costs attributable to AIR Predecessor for management and other services, including, but not limited to, executive oversight, treasury, finance, human resources, tax, accounting, financial reporting, information technology, and investor relations.

Insurance

AIR Predecessor maintains insurance coverages to insure our communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, AIR Predecessor has third-party insurance coverage (after self-insured retentions) that defray the costs of large workers’ compensation, health, and general liability exposures. Insurance premiums are allocated to our communities based on estimates prepared by a third party insurance broker. The estimates are based on prevailing market rates, age, building characteristics, loss history, location and concentration of the property.

Related Party Property Management Agreements

AIR Predecessor provides us with property management services for our communities. For the nine months ended September 30, 2020, and 2019, we incurred property management fees payable to AIR Predecessor of $5.0 million and $5.1 million, respectively. Property management fees are included in property operating expenses in our combined statements of operations.

Cash Management

During these periods, AIR Predecessor used a centralized approach for cash management. Transfers of cash both to and from AIR Predecessor are included within change in AIR Predecessor investment, net, on the combined statements of cash flows and contribution from (distribution to) AIR Predecessor, net, on the combined statements of partners’ capital. Historically, AIR Predecessor has not charged us interest expense.

Note 5 — Variable Interest Entities

The VIE we consolidate owns an interest in real estate. We are the primary beneficiary for the VIE because we are the sole decision maker and have a substantial economic interest. We have five unconsolidated VIEs for which we are not the primary beneficiary because we are not the decision maker and we do not hold a substantial economic interest.

The details of our consolidated and unconsolidated VIEs are summarized in the table below as of September 30, 2020, and December 31, 2019 (in thousands, except for VIE count):

	September 30, 2020		December 31, 2019
	Consolidated	Unconsolidated	Consolidated	Unconsolidated
Count of VIEs	1	5	1	5
Assets:
Real estate, net	$288,443	$—	$299,387	$—
Mezzanine investment	—	300,326	—	280,258
Other assets	13,505	12,864	14,645	12,741
Liabilities:
Note payable due to AIR OP	66,295	—	66,295	—
Deferred tax liability	136,968	—	143,934	—
Accrued liabilities and other	11,270	—	8,873	—

Assets of our consolidated VIE must first be used to settle the liabilities of the VIE. The consolidated VIE’s creditors do not have recourse to our general credit.

Unconsolidated VIEs

We own an interest in four apartment communities in San Diego, California, of which we are not the primary beneficiary. Our investment balance of $12.9 million and $12.7 million, as of September 30, 2020, and December 31, 2019 respectively, reflected in other assets in our combined balance sheets, represents our maximum exposure to loss in these VIEs.

We own an interest in a partnership that owns Parkmerced Apartments, of which we are not the primary beneficiary. Our investment balance of $300.3 million as of September 30, 2020, and $280.3 as of December 31, 2019, reflected in mezzanine investment in our condensed combined balance sheets, primarily consists of notes receivable and represents our maximum exposure to loss in this VIE. Please refer to Note 6 to the condensed combined financial statements regarding the financial information of the Parkmerced Apartments during the period of our investment.

Note 6 — Equity Method Investment

On November 26, 2019, the date that we entered into the mezzanine investment, the Parkmerced Apartments was appraised at $2.1 billion. The following tables provide summarized financial information of the Parkmerced Apartments, which we have reflected as a mezzanine investment in our condensed consolidated balance sheets (in thousands, unaudited):

	September 30, 2020	December 31, 2019
ASSETS:
Real estate, net	$570,337	$580,242
Cash and cash equivalents	10,383	25,078
Restricted cash	5,666	917
Other assets	12,593	22,510
LIABILITIES AND EQUITY:
Notes payable, net	1,588,973	$1,545,587
Other liabilities	15,993	15,149
Equity	(1,005,987)	(931,989)

Nine Months Ended September 30, 2020
REVENUES:
Rental and other property revenues	$71,125

OPERATING EXPENSES:
Property operating expenses	32,370
Depreciation and amortization	38,625
General and administrative expenses	5,528

Total operating expenses	76,523

Interest income	11
Interest expense	(57,318)
Other expenses, net	(13,093)

Net loss	$(75,798)

Nine Months Ended September 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(5,667)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of improvements, furniture, fixtures, and equipment	(4,279)

Net cash used in investing activities	$(4,279)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(9,946)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	25,995

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$16,049

Note 7 — Fair Value Measurements

Recurring Fair Value Measurements

During the nine months ended September 30, 2020, we paid an upfront premium of $12.1 million for the option to enter into an interest rate swap at a future date. This interest rate option, or swaption, provides partial protection against our refinancing interest rate risk and is intended to mitigate interest rate increases between now and 2024. We receive a cash settlement in the future if the prevailing interest rate is higher than the 1.68% strike price. The amount of future cash settlement is limited if the prevailing interest rate exceeds 2.78%. Alternatively, if interest rates were to decrease below the specified strike price, we would not receive a cash settlement.

We measure at fair value on a recurring basis our interest rate option, which is presented in other assets in our condensed combined balance sheets. Our interest rate option is classified within Level 2 of the GAAP fair value hierarchy, and we estimate its fair value using pricing models that rely on observable market information, including contractual terms, market prices, and interest rate yield curves. The fair value adjustment is included in earnings in other expense, net, in our condensed combined statements of operations. Changes in fair value are reflected as a non-cash transaction in adjustments to arrive at cash flows from operations, and the upfront premium is reflected in other financing in our condensed combined statements of cash flows.

The following table summarizes fair value for our interest rate option instrument (in thousands):

	As of September 30, 2020
	Total	Level 1	Level 2	Level 3
Interest rate option	$10,026	$—	$10,026	$—

Fair Value Disclosures

We believe that the carrying value of the combined amounts of cash and cash equivalents, accounts receivables and payables approximated their fair value as of September 30, 2020, and December 31, 2019, due to their relatively short-term nature and high probability of realization. The carrying value of the note payable due to AIR OP approximated its carrying value as of September 30, 2020 and December 31, 2019. We estimate the fair value of our non-recourse property debt and note payable due to AIR OP using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality, and loan to value ratios on similarly encumbered apartment communities within our portfolio. We classify the fair value of our non-recourse property debt and note payable due to AIR OP within Level 2 of the GAAP valuation hierarchy based on the significance of certain of the unobservable inputs used to estimate its fair value.

The following table summarizes carrying value and fair value of our non-recourse property debt as of September 30, 2020, and December 31, 2019 (in thousands):

	As of September 30, 2020		As of December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse property debt	$451,053	$473,110	$493,886	$499,841

Note 8 — Commitments and Contingencies

Commitments

In connection with our redevelopment and other capital activities, we have entered into various construction-related contracts and we have made commitments to complete certain projects. As of September 30, 2020, our commitments related to these projects totaled approximately $3.9 million, most of which we expect to incur during the next 12 months.

We enter into certain commitments for future purchases of goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our combined financial condition, results of operations, or cash flows.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

We are engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by us since 2008. The contamination allegedly derives from a dry cleaner that operated on our former property, prior to our ownership. We undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, EPA listed our former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, we prevailed on our federal judicial appeal vacating the Superfund listing. We continue to work with EPA to formulate an agreed order to reimburse EPA costs and finish clean up of the site outside the Superfund program. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We also have a contingent environmental liability related to a property in Lake Tahoe, California. An entity owned by us was the former general partner of a now-dissolved partnership that previously owned a site where a laundromat, with a self-service dry-cleaning machine, operated. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially-responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. We appealed the final order, and on June 1, 2020, the court vacated the Order against us. However, there are still civil suits pending related to this contingent liability. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Related to the two matters described above, we have accrued $7.3 million as of September 30, 2020, which is presented within accrued liabilities and other in our condensed combined balance sheets.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of September 30, 2020, and are immaterial to our combined financial condition, results of operations, and cash flows.

Note 9 — Business Segments

We evaluated the information reviewed by our chief executive officer, who is our chief operating decision maker, to assess our operating performance. We have determined we have three segments: Stabilized, Separate Portfolio, and Other. Our Stabilized segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Our Separate Portfolio segment consists of multi-family communities we expect to secure $534 million of notes payable due to AIR. Our Other segment consists of 1001 Brickell Bay Drive, our only commercial real estate property, and Hamilton on the Bay.

Our chief operating decision maker uses proportionate property net operating income to assess the operating performance of our segments. Proportionate property net operating income is defined as our share of rental and other property revenues, excluding utility costs reimbursed by residents and tenants, less our share of property operating expenses, net of utility reimbursements, for combined communities. In our combined statements of operations, utility reimbursements are included in rental and other property revenues, in accordance with GAAP.

As of September 30, 2020, our Stabilized segment included seven combined communities with 3,140 apartment homes, our Separate Portfolio segment included 16 communities with 2,887 homes, and our Other segment included one community with 271 homes and one office building.

The following tables present the revenues, proportionate property net operating income, and income before income tax benefit (expense) of our segments on a proportionate basis, excluding amounts related to our proportionate share of four apartment communities with 142 apartment homes that we neither manage nor consolidate and one community with 40 homes that we consolidate but do not manage, for the nine months ended September 30, 2020, and 2019 (in thousands):

	Stabilized	Separate Portfolio	Other	Proportionate and Other Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Combined
Nine Months Ended September 30, 2020:
Rental and other property revenues	$48,768	$49,715	$9,789	$4,534	$(4)	$112,802

Property operating expenses	15,770	17,147	3,332	4,183	5,390	45,822
Other operating expenses not allocated to segments (2)	—	—	—	—	62,612	62,612

Total operating expenses	15,770	17,147	3,332	4,183	68,002	108,434

Proportionate property net operating income	32,998	32,568	6,457	351	(68,006)	4,368
Other items included in income before income tax benefit (3)	—	—	—	—	(1,432)	(1,432)

Income before income tax benefit	$32,998	$32,568	$6,457	$351	$(69,438)	$2,936

	Stabilized	Separate Portfolio	Other	Proportionate and Other Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Combined
Nine Months Ended September 30, 2019:
Rental and other property revenues	$47,970	$50,191	$3,453	$3,877	$—	$105,491

Property operating expenses	15,494	17,022	953	3,745	5,275	42,489
Other operating expenses not allocated to segments (2)	—	—	—	—	49,670	49,670

Total operating expenses	15,494	17,022	953	3,745	54,945	92,159

Proportionate property net operating income	32,476	33,169	2,500	132	(54,945)	13,332
Other items included in income before income tax expense (3)	—	—	—	—	(13,756)	(13,756)

Income before income tax expense	$32,476	$33,169	$2,500	$132	$(68,701)	$(424)

(1)

Represents adjustments for the redeemable noncontrolling interests in consolidated real estate partnership’s share of the results of combined communities in our segments, which are included in the related combined amounts, but excluded from proportionate property net operating income for our segment evaluation. Also includes the reclassification of utility reimbursements from revenues to property operating expenses for the purpose of evaluating segment results. Utility reimbursements are included in rental and other property revenues in our combined statements of operations prepared in accordance with GAAP.

(2)

Other operating expenses not allocated to segments consists of depreciation and amortization, general and administrative expense, and other operating expenses which may include provision for real estate impairment loss, which are not included in our measure of segment performance.

(3)

Other items included in income before income tax benefit (expense) consists primarily of interest expense and income from unconsolidated communities for the nine months ended September 30, 2020, and 2019, and the unrealized loss on our interest rate option and mezzanine investment income, net, for the nine months ended September 30, 2020.

Net real estate and non-recourse property debt, net, of our segments as of September 30, 2020, and December 31, 2019, were as follows (in thousands):

	Stabilized	Separate Portfolio	Other	Total
As of September 30, 2020:
Buildings and improvements	$270,760	$498,411	$195,406	$964,577
Land	190,879	107,580	206,269	504,728

Total real estate	461,639	605,991	401,675	1,469,305
Accumulated depreciation	(177,490)	(279,851)	(20,698)	(478,039)

Net real estate	$284,149	$326,140	$380,977	$991,266

Non-recourse property debt, net	$229,351	$220,344	$—	$449,695

	Stabilized	Separate Portfolio	Other	Total
As of December 31, 2019:
Buildings and improvements	$273,966	$505,547	$158,019	$937,532
Land	190,878	107,580	149,422	447,880

Total real estate	464,844	613,127	307,441	1,385,412
Accumulated depreciation	(171,569)	(269,821)	(8,054)	(449,444)

Net real estate	$293,275	$343,306	$299,387	$935,968

Non-recourse property debt, net	$233,312	$259,326	$—	$492,638

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Apartment Investment and Management Company (AIMCO)

Denver, Colorado

We have audited the accompanying statement of revenue and certain expenses of Brickell Bay Tower Ltd., Inc. (the Acquisition Property), as described in Note 1, for the twelve months ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement in accordance with rules and regulations of the Securities and Exchange Commission as described in Note 1; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on this statement based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenue and certain expenses referred to above present fairly, in all material respects, the revenues and certain expenses of Brickell Bay Tower Ltd., Inc. described in Note 1 for the twelve months ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

The accompanying statements of revenues and certain expenses for the Acquisition Property was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Acquisition Property’s revenues and expenses.

/s/ HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida

September 2, 2020

BRICKELL BAY TOWER LTD, INC.

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

(In thousands)

	Six Months Ended June 30, 2019	Twelve Months Ended December 31, 2018

	(Unaudited)	(Audited)
REVENUES
Rental income — net	$5,162	$9,664
Parking income	563	1,143

TOTAL REVENUES	5,725	10,807

OPERATING EXPENSES
Operating expenses	902	1,908
General and administrative expenses	105	287
Repairs and maintenance	300	632
Interest and finance expense, net	1,298	2,639
Real estate taxes	840	1,679

	3,445	7,145

REVENUE OVER CERTAIN EXPENSES	$2,280	$3,662

The accompanying notes are an integral part of this statement

BRICKELL BAY TOWER LTD, INC.

NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES

For the six months ended June 30, 2019 and

For the twelve months ended December 31, 2018

Note 1 — Organization and Basis of Presentation

Organization and Nature of Business

On July 2, 2019, Aimco Investment and Management Company, or Aimco, acquired a 95% interest in 1001 Brickell Bay Drive, a 1.8-acre waterfront parcel in Miami, Florida, currently improved with an office building, or the Property. The aggregate purchase price of the Property was approximately $157 million, exclusive of closing costs and prorations. Along with the transaction, Aimco assumed debt of $66.8 million.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the statements are not representative of the actual operations for the periods presented as they exclude certain historical expenses, such as depreciation and amortization, property management fees, amortization of initial leasing fees, and certain corporate and administrative expenses not directly related to the future operations of the Property.

The accompanying unaudited statement of revenues over certain operating expenses for the six months ended June 30, 2019 has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues and certain expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues and certain expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

Note 2 — Significant Accounting Policies

Revenue recognition

The Property enters leases with tenants occupying its office building. The lease terms of tenants occupying the office building generally range from three to ten years. Minimum rents (Base rents) are recognized on a straight-line basis over the non-cancelable term of the related leases. Tenant reimbursement for taxes, insurance and other building operating expenses are recognized as revenues in the period in which the applicable costs are incurred.

Use of estimates

The preparation of these financial statements, described in note 1 and in accordance with GAAP, requires management to make estimates and assumptions that may affect the amounts reported in this financial statement and accompanying notes. Actual results could differ from those estimates.

Note 3 — Minimum Future Lease Rentals

The Property leases office space to tenants under non-cancelable operating leases that expire at various dates through 2025. The lease agreements typically provide for a specific monthly payment plus tenant reimbursements.

The following is a summary of future minimum rental receipts under non-cancelable operating leases, excluding tenant reimbursements, at June 30, 2019 (in thousands):

Amount
2019 (six months ended December 31, 2019)	$5,416
2020	9,740
2021	8,352
2022	5,593
2023	2,730
Thereafter	2,146

$33,977

Note 4 — Commitments and Contingencies

The Property, from time to time, is involved in various other claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the statements when resolved.

Note 5 — Subsequent Events

Management has evaluated events and transactions that have occurred through September 2, 2020, the date on which the statements of revenue and certain expenses were available to be issued and noted no items requiring adjustments to the statements or additional disclosures.

On January 21, 2020 the Centers for Disease Control and Preventions confirmed the first case of COVID-19 in the United States. The ongoing spread of the COVID-19 pandemic has become a threat to the global economy and financial markets. The ultimate effect of the COVID-19 pandemic on the Property and its future operations cannot presently be determined.

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders of

Apartment Investment Management Company

Report on the Historical Summary

We have audited the accompanying consolidated statement of revenues and certain expenses (the historical summary) of Parkmerced Investors Properties LLC and Subsidiaries for the year ended December 31, 2018, and the related notes to the historical summary.

Management’s Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the historical summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the historical summary that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the historical summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the historical summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the historical summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the historical summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the historical summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the historical summary referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 2 of Parkmerced Investors Properties LLC and Subsidiaries for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As discussed in Note 2 to the historical summary, the accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 10 of AIMCO Properties, L.P. in order to comply with Rule 3-14 of Regulation S-X) and is not intended to be a complete presentation of Parkmerced Investors Properties LLC and Subsidiaries’ revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ RSM US LLP

Tacoma, Washington

September 29, 2020

PARKMERCED INVESTORS PROPERTIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

(In thousands)

	Nine Months Ended September 30, 2019 (Unaudited)	Twelve Months Ended December 31, 2018 (Audited)

REVENUES:
Rental income	$71,049	$90,486
Other income	1,862	2,302
Recoveries	2,900	3,453

	75,811	96,241
CERTAIN EXPENSES:
Property operating expenses	34,976	43,964
Depreciation and amortization	16,174	20,812
General and administrative expenses	1,926	2,248
Interest expense	11,376	15,203

	64,452	82,227

Revenues over certain expenses	$11,359	$14,014

See notes to the consolidated financial statements.

PARKMERCED INVESTORS PROPERTIES LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED STATEMENTS OF REVENUES AND CERTAIN EXPENSES (Unaudited)

Note 1 — Organization

Parkmerced Investors Properties LLC, or the Company, a Delaware limited liability company, was formed for the purposes of owning, operating and leasing a 3,193-unit apartment complex in San Francisco, California, referred to as Parkmerced Apartments, or the Property. The Company is wholly owned subsidiary of Parkmerced Investors LLC.

On November 26, 2019, Aimco Investment and Management Company, or Aimco, loaned $275 million to a subsidiary of the Company. The loan accrues interest at 10% per annum with a five-year term and the right to extend for a second five-year term. Along with the mezzanine loan, Aimco received a ten-year option to acquire a 30% interest in Parkmerced Investors, LLC at a $1.0 million exercise price, increased by 30% of future capital spending to progress development and redevelopment of the partnership’s apartment homes. The existence of the option provides Aimco with the opportunity to participate in residual profits of the partnership and in accordance with the acquisition, development, and construction guidance within ASC 310, Receivables, Aimco accounts for this transaction under the equity method.

The Property is a 152-acre site in southwest San Francisco, currently improved with 3,221 rent-control apartment homes and the vested right to develop 4,093 new market-rate homes.

Note 2 — Basis of Presentation

The accompanying consolidated statements of revenues and certain expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the statements are not representative of the actual operations for the periods presented as they exclude certain historical expenses, such as interest expense not directly related to the future operations of the Property. The Company recognized interest expense of $91.6 million and $119.3 million for the nine months ended September 30, 2019 and year ended December 31, 2018. The reduced amounts in these special purpose financial statements exclude interest on interest bearing debt that was refinanced subsequent to September 30, 2019 and are not directly related to future operations of the Property.

The accompanying unaudited consolidated statement of revenues over certain operating expenses for the nine months ended September 30, 2019 were derived from financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited consolidated statement of revenues over certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the consolidated statement of revenues over certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

Note 3 — Significant Accounting Policies

Revenue recognition

As of January 1, 2019, the Company adopted ASU 2014-09, Revenues from Contracts with Customers, or Topic 606, using the full retrospective approach. Under the new standard, revenue is recognized in accordance with the transfer of goods and services to customers at an amount that reflects the consideration that the

Company expects to be entitled to for those goods and services. The majority of the Company’s revenue is derived from rental income and other lease related income, which are scoped out from this standard and included in the current lease accounting framework, and is accounted for under ASC 840, Leases. The adoption of Topic 606 did not have a material impact on our consolidated statement of revenues over certain operating expenses.

The Company accounts for its leases with tenants as operating leases. Rents received in advance are deferred until they become due. During the term of their respected leases, tenant reimburse the Company for a share of the utilities as defined in their leases and income is recognized in the same period as the related expenses are incurred.

The Company recognized revenue for new rental-related income not included as components of a lease, such as later fee income and termination fee income, as well as nonrental-related income when the performance obligation is met and has concluded this is appropriate under the new standard.

The Company concluded that the adoption of the new standard did not require an adjustment to the opening balance of equity. Due to the nature and timing of the Company’s identified revenue streams there are no material amounts outstanding or unsatisfied performance obligations as of September 30, 2019 and December 31, 2018

Use of estimates

The preparation of these financial statements, described in note 2 and in accordance with GAAP, requires management to make estimates and assumptions that may affect the amounts reported in this financial statement and accompanying notes. Actual results could differ from those estimates.

Note 4 — Commitments and Contingencies

The Company, from time to time, is involved in various other claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the statements when resolved.

Note 5 — Related-Party Transactions

An affiliate of Parkmerced Investors LLC provides property management services to the Property. The management fee is equal to 3% of collected revenues, as defined in the Property Management Agreement. Property management fees of $2.3 million and $2.8 million for the period ended September 30, 2019 and the year ended December 31, 2018, respectively, were included in property operating expenses in the consolidated statements of revenues and certain expenses

Note 6 — Subsequent Events

Management has evaluated events and transactions that have occurred through September 29, 2020, the date on which the statements of revenue and certain expenses were available to be issued.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak, or COVID-19, a “Public Health Emergency of International Concern” and on March 10, 2020, declared COVID-19 a pandemic. The impact of COVID-19 could negatively impact the Company’s operations, suppliers or vendors, and customer base. The operations for the Company’s services could be natively impacted by the regional and global, outbreak of COVID-19, including stop-work orders on existing contract work for an unknown period of time. Any quarantines, labor shortages or other disruptions to the Company’s operations, or those of their customers, may adversely impact the Company’s revenues, ability to provide its services and operating results. In addition, a significant outbreak of epidemic, pandemic or contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the geographical area in which the Company operates, resulting in an economic downturn that could affect the demand for their services. As of the date of these financial statements, certain productions and construction sites have been required to close for an unknown time. The extent to which the coronavirus impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others.

In February 2020, the Company appealed a case verdict of approximately $2.1 million. As the outcome is uncertain the Company secured a performance bond for 150% of the original judgment amount which is supported by a letter of credit and a restricted cash escrow amount of $1.7 million.